EXHIBIT 99.1

   , 2022
Letter to FTAI Shareholders:
We are pleased to inform you that on   , 2022, the board of directors of Fortress Transportation & Infrastructure Investors LLC (“FTAI”) declared the distribution of all the shares of common stock of FTAI Infrastructure Inc. (“FTAI Infrastructure”), a majority-owned subsidiary of FTAI, owned by FTAI, to FTAI shareholders. FTAI Infrastructure holds or will hold prior to the distribution, directly or indirectly, all of FTAI’s investments in infrastructure related assets.
Upon the distribution, FTAI shareholders will own substantially all of the common stock of FTAI Infrastructure. The board of directors of FTAI delegated to a special committee comprised solely of independent board members the full power and responsibility to, among other things, evaluate, oversee the negotiations of and determine whether to approve the transactions described herein. The special committee, after consultation with its independent legal and financial advisors, has unanimously recommended the approval of the transactions to the FTAI board of directors. Following the determination of the special committee, the FTAI board of directors unanimously approved the transactions.
Following the completion of the spin-off, FTAI plans to undertake a merger transaction, subject to shareholder approval, pursuant to which FTAI will merge with and into a corporate subsidiary of FTAI and FTAI shareholders will receive stock in a corporation that holds certain aviation subsidiaries.
The distribution of FTAI Infrastructure common stock will occur on   , 2022 by way of a pro rata special distribution to FTAI shareholders of record on the record date of the distribution. Each FTAI shareholder will be entitled to receive one share of FTAI Infrastructure common stock for each FTAI common share held by such shareholder at the close of business on   , 2022, the record date of the distribution. The FTAI Infrastructure common stock will be issued in book-entry form only, which means that no physical stock certificates will be issued.
Shareholder approval of the distribution is not required, and you are not required to take any action to receive your FTAI Infrastructure common stock.
Following the distribution, you will own shares in both FTAI and FTAI Infrastructure. The number of FTAI shares you own will not change as a result of this distribution. FTAI’s common shares will continue to trade on The New York Stock Exchange under the symbol “FTAI.” FTAI Infrastructure intends to list its common stock on The New York Stock Exchange under the symbol “ .”
The enclosed Information Statement describes the distribution in detail and contains important information about FTAI Infrastructure, its business, financial condition and operations. We urge you to read the Information Statement carefully.
We want to thank you for your continued support of FTAI and we look forward to your future support of FTAI Infrastructure.
Sincerely,

FTAI Infrastructure Inc.
   , 2022
Dear Future FTAI Infrastructure Inc. Stockholders:
It is our pleasure to welcome you as a stockholder of our company, FTAI Infrastructure Inc. (“FTAI Infrastructure”). Following the spin-off of our company from Fortress Transportation & Infrastructure Investors LLC (“FTAI”), we will be a newly listed public company with a portfolio of infrastructure related assets. We will be externally managed by FIG LLC (“FIG”), an affiliate of Fortress Investment Group LLC (“Fortress”) and FTAI’s current manager. As a result of our management agreement with FIG, we are able to draw upon the long-standing expertise and resources of Fortress, a global investment management firm with $54.2 billion of alternative and traditional assets under management as of September 30, 2021.
Our goal is to drive strong risk-adjusted returns primarily through acquiring, managing and disposing of a diverse mix of infrastructure facilities, operations and equipment that combine to deliver significant cash flows and asset appreciation. We intend to invest in assets that generate significant cash flows and have the potential for meaningful capital appreciation. We expect to generate attractive and reliable returns for our stockholders by investing in a diversified portfolio of assets, including investments in sustainable technologies and processes, while maintaining financial strength and flexibility.
We were formed as FTAI Infrastructure LLC, a Delaware limited liability company and subsidiary of FTAI, on December 13, 2021, and will convert to FTAI Infrastructure Inc., a Delaware corporation, in connection with the spin-off on   , 2022. We intend to list our common stock on The New York Stock Exchange under the symbol “  .”
We invite you to learn more about FTAI Infrastructure by reviewing the enclosed Information Statement. We urge you to read the Information Statement carefully. We look forward to our future and to your support as a holder of FTAI Infrastructure common stock.
Sincerely,

The information in this Information Statement is subject to completion or amendment. A registration Statement on Form 10 relating to these securities has been filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.
PRELIMINARY INFORMATION STATEMENT
(SUBJECT TO COMPLETION, DATED DECEMBER 20, 2021)
INFORMATION STATEMENT
FTAI Infrastructure Inc.

Common Stock
(Par Value, $0.01 Per Share)
This information statement (the “Information Statement”) is being furnished in connection with the distribution by Fortress Transportation & Infrastructure Investors LLC (“FTAI”) of all of the outstanding shares of common stock of FTAI Infrastructure Inc. (“FTAI Infrastructure” or the “Company,” and “we,” “us” and “our”), a subsidiary of FTAI. FTAI Infrastructure will hold, directly or indirectly, all of FTAI’s infrastructure business comprised of (i) a multi-modal crude oil and refined products terminal in Beaumont, Texas (“Jefferson Terminal”), (ii) a deep-water port located along the Delaware River with an underground storage cavern and multiple industrial development opportunities (“Repauno”), (iii) an equity method investment in a multi-modal terminal located along the Ohio River with multiple industrial development opportunities, including a power plant (“Long Ridge”), (iv) five freight railroads and one switching company (“Transtar”) that provide rail service to certain manufacturing and production facilities, (v) an equity method investment in two ventures developing battery and metal recycling technology (“Aleon” and “Gladieux”), (vi) a tank car cleaning and repair business (“KRS”), (vii) a green-tech company that is developing recycling facilities to process traditionally non-recyclable waste plastics in key North American markets (“Clean Planet USA”), (viii) an operating company that provides roadside assistance services for the intermodal and over-the-road trucking industries (“FYX”), (ix) a business that develops technologies to capture carbon dioxide from industrial emissions sources (“CarbonFree”) and (x) shipping containers that are owned and leased (“Containers”). To implement the distribution, FTAI will distribute the shares of FTAI Infrastructure common stock owned by FTAI on a pro rata basis.
For every common share of FTAI held of record by you as of the close of business on   , 2022, the record date for the distribution, you will receive one share of FTAI Infrastructure common stock. As discussed under “The Separation and Distribution—Trading Between the Record Date and Distribution Date,” if you sell your common shares of FTAI in the “regular-way” market after the record date and before the distribution, you also will be selling your right to receive shares of FTAI Infrastructure common stock in connection with the separation. Shares of FTAI Infrastructure common stock are expected to be distributed by FTAI to you on   , 2022. The date of the distribution of the FTAI Infrastructure common stock is referred to in this Information Statement as the “distribution date.”
No vote of FTAI’s shareholders is required in connection with this distribution. Therefore, you are not being asked for a proxy, and you are requested not to send us a proxy, in connection with the spin-off. You do not need to pay any consideration, exchange or surrender your existing common shares of FTAI or take any other action to receive your shares of FTAI Infrastructure common stock.
FTAI Infrastructure is an “emerging growth company” as defined under the federal securities laws. See “Summary—Emerging Growth Company Status.”
There is no current trading market for FTAI Infrastructure common stock, although FTAI Infrastructure expects that a limited market, commonly known as a “when-issued” trading market, will develop on or shortly before the record date for the distribution, and that “regular-way” trading of FTAI Infrastructure common stock will begin on the first trading day following the completion of the distribution. FTAI Infrastructure intends to apply to have its common stock authorized for listing on the New York Stock Exchange (“NYSE”) under the symbol “   .”
In reviewing this Information Statement, you should carefully consider the matters described under the caption “Risk Factors” beginning on page 18.
Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved these securities or determined if this Information Statement is truthful or complete. Any representation to the contrary is a criminal offense.
This Information Statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.
This Information Statement will be first mailed to FTAI shareholders on or about    , 2022.
The date of this Information Statement is    , 2022.

MARKET AND INDUSTRY DATA
We obtained the market, industry and competitive position data used throughout this Information Statement from internal surveys as well as third-party sources, including market research, publicly available information and industry publications as indicated herein. Industry publications, surveys and forecasts, including those referenced herein, generally state that the information presented therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. We have not independently verified any of the information or data from third-party sources, nor have we ascertained the underlying economic assumptions relied upon therein. Similarly, internal surveys and market research, while believed to be reliable, have not been independently verified, and we do not make any representation as to the accuracy of such information.
While we are not aware of any misstatements regarding the market, industry and competitive position data presented herein, such data and management estimates are subject to change and are uncertain due to limits on reliability of primary sources of information and the voluntary nature of the data gathering process. Projections, assumptions, expectations and our estimates regarding any of the topics or matters referred to above involve risks and uncertainties and are subject to change based on various factors, including those discussed under the headings “Risk Factors” and “Special Note Regarding Forward-Looking Statements” in this Information Statement. We cannot guarantee the accuracy or completeness of such information and data contained in this Information Statement. In addition, certain of these publications, studies, surveys, forecasts and reports were published before the global COVID-19 pandemic and therefore do not reflect any impact of the COVID-19 pandemic on any specific market or globally.
TRADEMARKS, SERVICE MARKS AND COPYRIGHTS
We own or have rights to trademarks, logos, service marks and trade names that we use in connection with the operation of our business. In addition, our names, logos and website names and addresses are our service marks or trademarks. We also own or have rights to copyrights that protect the content of our products. Solely for convenience, the trademarks, service marks, trade names and copyrights included or referred to in this Information Statement are listed without the TM, SM, © and ® symbols, but such references do not constitute a waiver of any rights that might be associated with the respective trademarks, service marks, trade names and copyrights included or referred to in this Information Statement and the documents incorporated by reference herein and therein.
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SUMMARY
This summary highlights selected information from this Information Statement relating to FTAI Infrastructure, our spin-off from FTAI and the distribution of our common stock by FTAI to FTAI’s shareholders. For a more complete understanding of our business and the spin-off, you should carefully read the entire Information Statement.
Our Company
We are in the business of acquiring, developing and operating assets and businesses that represent critical infrastructure for customers in the transportation and energy industries. We were formed on December 13, 2021 as FTAI Infrastructure LLC, a Delaware limited liability company and subsidiary of FTAI, and will hold all of the material assets and investments that comprise FTAI’s infrastructure businesses, and will convert to FTAI Infrastructure Inc., a Delaware corporation, in connection with the spin-off. Prior to the spin-off, we are a subsidiary of FTAI, which is a NYSE-listed company that is externally managed and advised by our Manager (as defined below).
Our operations consist of three primary business lines: (i) Ports and Terminals, (ii) Railroads and (iii) companies and assets participating in global Energy Transition. Our Ports and Terminals business develops or acquires industrial properties in strategic locations that store and handle for third parties a variety of energy products, including crude oil, refined products and clean fuels. In certain cases, we also develop and operate facilities, such as a 485 megawatt power plant at our Long Ridge terminal in Ohio, that leverage our property’s location and key attributes to generate incremental value. Our Railroads business primarily invests in and operates short line and regional railroads in North America. Our Energy Transition business focuses on investments in companies and assets that utilize green technology, produce sustainable fuels and products, or enable customers to reduce their carbon footprint.
We expect to continue to invest in such market sectors, and pursue additional investment opportunities in other infrastructure businesses and assets that we believe to be attractive and meet our investment objectives. Our team focuses on acquiring a diverse group of long-life assets or operating businesses that provide mission-critical services or functions to infrastructure networks and typically have high barriers to entry, strong margins, stable cash flows and upside from earnings growth and asset appreciation driven by increased use and inflation. We believe that there are a large number of acquisition opportunities in our markets and that our Manager’s expertise and business and financing relationships, together with our access to capital and generally available capital for infrastructure projects in today’s marketplace, will allow us to take advantage of these opportunities. As of September 30, 2021, we had total consolidated assets of $2.5 billion and total equity of $1.5 billion. For the year ended December 31, 2021, on a pro forma basis after giving effect to the Transtar Acquisition (as defined below), we had net loss attributable to stockholders from continuing operations of $    million and Adjusted EBITDA of $   million.
We target sectors that we believe enjoy strong long-term growth potential and proactively seek investment opportunities within those sectors that we believe will generate strong risk-adjusted returns. We take an opportunistic approach—targeting assets that are distressed or undervalued, or where we believe we can add value through active management, without heavy reliance on the use of financial leverage to generate returns. We also seek to develop incremental opportunities to deploy capital through follow-on investments in our existing assets in order to grow our earnings and create value. While leverage on any individual asset may vary, we target overall leverage for our assets on a consolidated basis of no greater than 50% of our total capital.
We will be externally managed by FIG LLC (our “Manager”), an affiliate of Fortress Investment Group LLC (“Fortress”), which has a dedicated team of experienced professionals focused on the acquisition of infrastructure assets since 2002.
Our Strategy
We invest across a number of major sectors including energy, intermodal transport, ports and terminals and rail, and we may pursue acquisitions in other areas as and when they arise in the future. In general, we seek to own a diverse mix of high-quality infrastructure facilities, operations and equipment within our target sectors that generate predictable cash flows in markets that we believe provide the potential for strong long-term growth and attractive returns on deployed capital. We believe that by investing in a diverse mix of assets across sectors, we can select from among the best risk-adjusted investment opportunities, while avoiding overconcentration in any one segment, further adding to the stability of our business.
We take a proactive investment approach by identifying key secular trends as they emerge within our target sectors and then pursuing what we believe are the most compelling opportunities within those sectors. We look for unique investments, including assets that are distressed or undervalued, or where we believe that we can add value through active management. We consider investments across the size spectrum, including smaller opportunities often overlooked by other investors, particularly where we believe we may be able to grow the investment over time. We believe one of our strengths is our ability to create attractive follow-on investment opportunities and deploy incremental capital within our existing portfolio. We have several such opportunities currently identified, including significant potential for future investment at our Jefferson, Repauno and Long Ridge sites, in addition to our other assets, as discussed below.
Our Manager has significant prior experience in all of our target sectors, as well as a network of industry relationships, that we believe positions us well to make successful acquisitions and to actively manage and improve operations and cash flows of our existing and newly-acquired assets. These relationships include senior executives at lessors and operators, end users of transportation and infrastructure assets, as well as banks, lenders and other asset owners.
We have a robust current pipeline of potential investment opportunities. This current pipeline consists of opportunities for renewable and non-renewable energy, intermodal, rail and port-related investments.
Asset Acquisition Process
Our strategy is to acquire assets that are essential to global infrastructure. We acquire assets that are used by major operators of infrastructure networks. We seek to acquire assets and businesses that we believe operate in sectors with long-term macroeconomic growth opportunities and that have significant cash flow and upside potential from earnings growth and asset appreciation.
We approach markets and opportunities by first developing an asset acquisition strategy with our Manager and then pursuing optimal opportunities within that strategy. In addition to relying on our own experience, we source new opportunities through our Manager’s network of industry relationships in order to find, structure and execute attractive acquisitions. We believe that sourcing assets both globally and through multiple channels will enable us to find the most attractive opportunities. We are selective in the assets we pursue and efficient in the manner in which we pursue them.
Once attractive opportunities are identified, our Manager performs detailed due diligence on each of our potential acquisitions. Due diligence on each of our assets always includes a comprehensive review of the asset itself as well as the industry and market dynamics, competitive positioning, and financial and operational performance. Where appropriate, our Manager conducts physical inspections, a review of the credit quality of each of our counterparties, the regulatory environment, and a review of all material documentation. In some cases, third-party specialists are hired to physically inspect and/or value the target assets.
We and our Manager also spend a significant amount of time on structuring our acquisitions to minimize risks while also optimizing expected returns. We employ what we believe to be reasonable amounts of leverage in connection with our acquisitions. In determining the amount of leverage for each acquisition, we consider a number of characteristics, including, but not limited to, the existing cash flow, the length of the lease or contract term, and the specific counterparty.
Our Strengths
Strong Contracted Cash Flows Plus Growth Potential—We target a diverse mix of infrastructure facilities, operations and equipment that deliver, on a combined basis, significant and predictable current cash flows plus the potential for earnings growth and asset appreciation. Our current portfolio includes assets in the energy, intermodal transport and rail sectors, among others. Our holdings include value-add projects where we expect to be able to generate strong earnings and cash flow growth through development and asset repositioning. We expect our future investments to continue to deliver a mix of current cash flow and growth potential.
Opportunistic Investment Approach—We take an opportunistic approach to buying and managing assets by targeting assets that are distressed or undervalued, or where we believe we can add value through active management. We also try to develop incremental opportunities to deploy significant amounts of capital through follow-on investments in our existing assets in order to drive cash flow and growth. In these ways, we seek to deliver attractive returns on our portfolio without heavy reliance on financial leverage. Following the spin-off, our leverage on a weighted basis across our existing portfolio will be approximately   % of our total capital. While leverage on any individual asset may vary, we target overall leverage for our assets on a consolidated basis of no greater than 50% of our total capital.

Experienced Investment Team—Our Manager is an affiliate of Fortress, a leading, diversified global investment firm with approximately $54.2 billion under management as of September 30, 2021. Founded in 1998, Fortress manages assets on behalf of over 1,800 institutional clients and private investors worldwide across a range of credit and real estate, private equity and permanent capital investment strategies. Over the last ten years, Fortress has been one of the industry’s most active investors in infrastructure-, energy-, and transportation-related assets and equipment globally. The Fortress team of investment professionals has over fifty years of combined experience in acquiring, managing and marketing infrastructure-assets. The team has been working directly together for over fifteen years and invested in infrastructure-related assets since 2002. Some of our Manager’s prior transactions include the growth and sale of Florida East Coast Railway, a major regional freight railroad operating mainline track along the east coast of Florida, the creation of New Fortress Energy, a fully integrated, global provider of natural gas-fueled energy solutions operating a growing network of liquefied natural gas terminals, power generation facilities and natural gas logistics infrastructure; Aircastle Ltd., one of the world’s leading aircraft lessors; SeaCube Container Leasing Ltd., one of the world’s largest container lessors; RailAmerica Inc., a leading short-line rail operator; Global Signal Inc., an owner operator and lessor of towers and other communication structures for wireless communications, and Brightline Holdings, an owner and operator of an express passenger rail system connecting major population centers in Florida, with plans to expand operations in Los Angeles, Las Vegas and elsewhere in North America.
Extensive Relationships with Experienced Operators—Through our Manager, we have numerous relationships with operators across the infrastructure industry. We typically seek to partner and often co-invest with experienced operators and owners when making acquisitions, and our existing relationships enable us not only to source opportunities, but also to maximize the value of each asset post-closing. Our strategy is to actively manage our investments to improve operations, grow cash flows and develop incremental investment opportunities.
Overview of the Separation
Before the distribution, FTAI Infrastructure will enter into a separation and distribution agreement with FTAI to effect the separation (the “Separation and Distribution Agreement”) and provide a framework for our relationship with FTAI after the separation. This and any related agreements will provide for the allocation between FTAI and FTAI Infrastructure of FTAI’s assets, liabilities and obligations.
Following the completion of the spin-off, FTAI plans to undertake a merger transaction, subject to shareholder approval, pursuant to which FTAI will merge with and into a corporate subsidiary of FTAI and FTAI shareholders will receive stock in a corporation that holds the Aviation Subsidiaries (as defined below).
In connection with the spin-off, FTAI will undertake certain internal reorganization steps to separate the entities that hold its infrastructure business, comprised of Jefferson Terminal, Repauno, Long Ridge, Transtar, Aleon and Gladieux, KRS, Clean Planet USA, FYX, CarbonFree and Containers (the “Infrastructure Subsidiaries”) from the entities that primarily hold its aviation business (the “Aviation Subsidiaries”).
The following transactions and actions have also occurred or are expected to occur with, prior to or immediately following the completion of the separation (together with the internal reorganization steps described above, the “Restructuring Steps”):
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In connection with the spin, FTAI Infrastructure is expected to raise at least $500 million of debt financing and up to an additional $300 million of debt or equity financing, or a combination thereof, the proceeds of which will be distributed to FTAI in connection with the spin-off (the “New Financing”).

•
Fortress Worldwide Transportation and Infrastructure General Partnership (the “Partnership”) will establish the desired parent holding entity for the Infrastructure Subsidiaries. To accomplish this, among other transactions:

○
FTAI Energy Holdings LLC (which we refer to as “Jefferson”) will sell 100% of a subsidiary that holds aviation assets (which we refer to as “Air OpCo1”) to a subsidiary of FTAI that holds aviation assets (which we refer to as “Chromalloy”) in exchange for a note with an aggregate principal amount equal to      (the “Chromalloy Note”);

○
The Partnership will divide into Aviation Holdco LLC (which we refer to as “Aviation Holdco”) and Infrastructure Holdco LLC (which we refer to as “Infrastructure Holdco”), with Infrastructure Holdco being a wholly-owned subsidiary of Aviation Holdco. Pursuant to the division, Aviation Holdco will be allocated the Aviation Subsidiaries, and Infrastructure Holdco will be allocated FTAI Infrastructure, the Infrastructure Subsidiaries and any other assets and liabilities related to the infrastructure business;

○	FTAI Infrastructure will convert to a Delaware corporation, FTAI Infrastructure Inc.;
○	Infrastructure Holdco will contribute 100% of the interests in Jefferson to FTAI Infrastructure; and
○	Infrastructure Holdco will merge into FTAI Infrastructure, with the latter surviving.
•
Aviation Holdco will distribute 100% of the shares of FTAI Infrastructure to FTAI and Fortress Transportation and Infrastructure Master GP LLC (the “Master GP”) pro rata in accordance with FTAI and the Master GP's interests in Aviation Holdco, and FTAI will distribute to FTAI shareholders one share of FTAI Infrastructure per share of FTAI, representing FTAI’s entire interest in FTAI Infrastructure. Following the separation, FTAI shareholders will own   % of FTAI Infrastructure and the Master GP will hold approximately   % of FTAI Infrastructure, and the Master GP will not have any further rights to any additional economics of FTAI Infrastructure, other than the shares it will own following this spin-off.

•
Following the separation, FTAI will continue to remain obligated under its existing debt agreements, which includes 6.50% senior notes due 2025, 9.75% senior notes due 2027, 5.50% senior notes due 2028, and a revolving credit agreement, and will retain the Aviation Subsidiaries; and FTAI Infrastructure will hold (i) the Infrastructure Subsidiaries and (ii) the Chromalloy Note.

Organizational Structure
The following chart depicts a simplified graphical representation of the relevant portion of FTAI’s corporate structure before and after the separation.

Before the separation:

FTAI Shareholders
Fortress Transportation and Infrastructure Investors LLC ("FTAI")
Fortress Worldwide Transportation and Infrastructure General Partnership ("Partnership")
Fortress Worldwide Transportation and Infrastructure Master GP LLC ("Master GP")
Aviation Subsidiaries
Chromalloy
Jefferson
Infrastructure Subsidiaries
Air OpCo1

After the separation:

FTAI Shareholders
(% of the shares of common stock of FTAI Infrastructure)
Master GP (% of the shares of common stock of FTAI Infrastructure)
FTAI (% of the membership interests of Aviation Holdco)
FTAI Infrastructure
Master GP
(% of the membership interests of Aviation Holdco
Aviation Holdco
Chromalloy and Aviation Subsidiaries
Chromalloy Note
Jefferson
Infrastructure Subsidiaries

Reasons for the Spin-Off
FTAI’s board of directors periodically reviews strategic alternatives. The FTAI board of directors, and a special committee thereof, determined upon careful review and consideration that the spin-off of FTAI Infrastructure is in the best interests of FTAI. The FTAI board of directors’ determination was based on a number of factors, including those set forth below.
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Creates two independent companies, each with the opportunity to pursue growth through the execution of distinctly different business plans. We and FTAI’s board of directors believe that having two independent companies with distinct investment profiles will maximize the strategic focus and financial flexibility of each company to grow and return capital to stockholders. We and FTAI’s board of directors believe that the two businesses, each with a clear focus, strong, independent boards of directors, and strengthened balance sheets, will create greater shareholder value as two companies than as one.

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Enhances investor transparency, better highlights the attributes of both companies, and provides investors with the option to invest in one or both companies. The separation will provide each shareholder the opportunity to make an individual allocation of capital to one or both of the two differentiated businesses, each with a distinct investment risk/return profile. In addition, we and FTAI’s board of directors believe the separation will make FTAI Infrastructure and FTAI more competitive and appealing to a broader investor audience moving forward, providing them with the opportunity to invest in two companies with compelling value propositions and distinct investment strategies. Investors can increase their allocation to FTAI Infrastructure or to FTAI, depending on their preference.

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Tailored capital structure and financing options. Each company will have the flexibility to create a capital structure tailored to its needs, and each may be able to attain more favorable financing terms separately. In addition, tailored capital structures will facilitate each company’s ability to pursue acquisitions, possibly using common stock, and other strategic alliances.

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Stock ownership. We believe the conversion of FTAI Infrastructure to a Delaware corporation and the subsequent spin-off of FTAI Infrastructure will make it easier for both domestic and international investors to own its stock and help simplify shareholders’ tax reporting, which we expect should provide for significant growth potential for our shareholders. In addition, FTAI’s subsequent restructuring from a publicly traded partnership to a corporation is also expected to provide for significant growth potential for FTAI’s shareholders.

The anticipated benefits of the spin-off are based on a number of assumptions, and there can be no assurance that such benefits will materialize to the extent anticipated or at all. In the event that the spin-off does not result in such benefits, the costs associated with the transaction, including an expected increase in management compensation and general and administrative expenses, could have a negative effect on our and FTAI’s financial condition and ability to make distributions to shareholders. For more information about the risks associated with the spin-off, see “Risk Factors.”
Our Manager and Our Management Agreement
Our Manager is an affiliate of Fortress, a leading global investment management firm. Our management agreement between us and our Manager (the “Management Agreement”) will require our Manager to manage our business affairs in conformity with the broad investment guidelines adopted and monitored by our board of directors. For more information about our investment guidelines, see “Our Manager and Management Agreement” included elsewhere in this Information Statement.

Our Management Agreement has an initial ten-year term and will be automatically renewed for one-year terms thereafter unless terminated either by us or our Manager. Our Manager is entitled to receive from us a management fee and incentive compensation that is based on our performance. In addition, we are obligated to reimburse certain expenses incurred by our Manager. Our Manager is also entitled to receive a termination fee from us under certain circumstances. The terms of our Management Agreement are summarized below and described in more detail under “Our Manager and Management Agreement” included elsewhere in this Information Statement.
Type	Description
Management Fee
We will pay a management fee equal to 1.5% per annum of our gross equity, which will be calculated and payable monthly in arrears in cash. Gross equity is generally the equity invested by FTAI as of the distribution date, plus total net proceeds from stock offerings, plus certain capital contributions to subsidiaries, less capital distributions (calculated without regard to depreciation and amortization) and repurchases of common stock.

Incentive Compensation	Under the terms of the Management Agreement, our Manager will be entitled to an incentive fee (the “Incentive Fee”), in an amount to be determined prior to the spin-off.

Reimbursement of Expenses
We will pay all of our operating expenses, except those specifically required to be borne by the Manager under the Management Agreement. The expenses required to be paid by us include, but are not limited to, issuance and transaction costs incident to the acquisition, disposition and financing of our assets, legal and auditing fees and expenses, the compensation and expenses of our independent directors, the costs associated with the establishment and maintenance of any credit facilities and other indebtedness of ours (including commitment fees, legal fees, closing costs, etc.), expenses associated with other securities offerings of ours, costs and expenses incurred in contracting with third parties (including affiliates of the Manager), the costs of printing and mailing proxies and reports to our stockholders, costs incurred by the Manager or its affiliates for travel on our behalf, costs associated with any computer software or hardware that is used by us, costs to obtain liability insurance to indemnify our directors and officers and the compensation and expenses of our transfer agent.

We will pay or reimburse the Manager and its affiliates for performing certain legal, accounting, due diligence tasks and other services that outside professionals or outside consultants otherwise would perform, provided that such costs and reimbursements are no greater than those which would be paid to outside professionals or consultants. The Manager is responsible for all of its other costs incident to the performance of its duties under the Management Agreement, including compensation of the Manager’s employees, rent for facilities and other “overhead” expenses; we will not reimburse the Manager for these expenses.

Termination Fees
If we terminate the Management Agreement, we will generally be required to pay the Manager a termination fee. The termination fee is equal to the amount of the management fee during the 12 months immediately preceding the date of the termination. In addition, an Incentive Fee will be payable to the Manager if the Manager is removed due to the termination of the Management Agreement in certain specified circumstances. The Incentive Fee is an amount equal to    .

Summary Risk Factors
You should carefully read and consider the risk factors set forth under “Risk Factors,” as well as all other information contained in this Information Statement. If any of the following risks occur, our business, financial condition and results of operations could be materially and adversely affected, and the trading price of our common stock could decline.
•	We may be unable to achieve some or all of the benefits that we expect to achieve from our separation from FTAI.
•	Our agreements with FTAI may not reflect terms that would have resulted from arm’s-length negotiations among unaffiliated third parties.
•	The ownership by some of our executive officers and directors of common shares, options, or other equity awards of FTAI may create, or may create the appearance of, conflicts of interest.
•	We may compete with affiliates of or entities managed by our Manager, including FTAI, which could adversely affect our and their results of operations.
•	We will share certain key directors and officers with FTAI, which means those officers will not devote their full time and attention to our affairs and the overlap may give rise to conflicts.
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We have no operating history as an independent company and may not be able to successfully execute our business strategy, generate sufficient revenue to make or sustain distributions to our stockholders or meet our contractual commitments.

•
The financial information included in this Information Statement may not be indicative of the results we would have achieved as a separate stand-alone company and are not a reliable indicator of our future performance or results.

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The COVID-19 pandemic has severely disrupted the global economy and may have, and the emergence of similar crises could have, material adverse effects on our business, results of operations or financial condition.

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Uncertainty relating to macroeconomic conditions may reduce the demand for our assets, limit our ability to obtain additional capital to finance new investments, or refinance existing debt, or have other unforeseen negative effects.

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The industries in which we operate have experienced periods of oversupply during which lease rates and asset values have declined, particularly during the most recent economic downturn, and any future oversupply could materially adversely affect our results of operations and cash flows.

•	There can be no assurance that any target returns will be achieved.
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Contractual defaults may adversely affect our business, prospects, financial condition, results of operations and cash flows by decreasing revenues and increasing storage, positioning, collection, recovery and lost equipment expenses.

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If we acquire a high concentration of a particular type of asset, or concentrate our investments in a particular sector, our business, prospects, financial condition, results of operations and cash flows could be adversely affected by changes in market demand or problems specific to that asset or sector.

•	We may not generate a sufficient amount of cash or generate sufficient free cash flow to fund our operations or repay our indebtedness.
•	We are dependent on our Manager and other key personnel at Fortress and may not find suitable replacements if our Manager terminates the Management Agreement or if other key personnel depart.
•	There are conflicts of interest in our relationship with our Manager.
•
Our directors have approved a broad asset acquisition strategy for our Manager and will not approve each acquisition we make at the direction of our Manager. In addition, we may change our strategy without a stockholder vote, which may result in our acquiring assets that are different, riskier or less profitable than our current assets.

•	Our Manager will not be liable to us for any acts or omissions performed in accordance with the Management Agreement, including with respect to the performance of our assets.
•
Our Manager’s due diligence of potential asset acquisitions or other transactions may not identify all pertinent risks, which could materially affect our business, financial condition, liquidity and results of operations.

•	The market price and trading volume of our common stock may be volatile, which could result in rapid and substantial losses for our stockholders.
•	There can be no assurance that the market for our stock will provide you with adequate liquidity.
•	Substantial sales of common stock may occur in connection with the distribution, which could cause our stock price to decline.
•
We are an “emerging growth company” under the JOBS Act, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our securities less attractive to investors.

•
Failure to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 could have a material adverse effect on our business and stock price.

•	Your percentage ownership in our company may be diluted in the future.
Conflicts of Interest
Although we will establish certain policies and procedures designed to mitigate conflicts of interest, there can be no assurance that these policies and procedures will be effective in doing so. It is possible that actual, potential or perceived conflicts of interest could give rise to investor dissatisfaction, litigation or regulatory enforcement actions. Below is a summary of certain factors that could result in conflicts of interest.
One or more of our officers and directors will have responsibilities and commitments to entities other than us, including, but not limited to, FTAI. In addition, we will not have a policy that expressly prohibits our directors, officers, securityholders or affiliates from engaging for their own account in business activities of the types conducted by us. Moreover, our certificate of incorporation will provide that if any of FTAI, Fortress or SoftBank Group Corp. (“SoftBank”) and their respective affiliates, including the Manager and Master GP (the “Fortress Parties”) or any of their officers, directors or employees acquire knowledge of a potential transaction that could be a corporate opportunity for us, they have no duty, to the fullest extent permitted by law, to offer such corporate opportunity to us. In the event that any of our directors and officers who is also a director, officer or employee of any of the Fortress Parties acquires knowledge of a corporate opportunity or is offered a corporate opportunity, provided that this knowledge was not acquired solely in such person’s capacity as a director or officer of us and such person acts in good faith, then such person is deemed to have fully satisfied such person’s fiduciary duties owed to us and is not liable to us, to the fullest extent permitted by law, if any of the Fortress Parties or their respective affiliates, pursues or acquires the corporate opportunity or if such person does not present the corporate opportunity to us. See “Risk Factors—Risks Relating to Our Manager—There are conflicts of interest in our relationship with our Manager.”
Our key agreements, including our Management Agreement, were negotiated among related parties, and their respective terms, including fees and other amounts payable, may not be as favorable to us as terms negotiated on an arm’s-length basis with unaffiliated parties.
The structure of the Manager’s compensation arrangement may have unintended consequences for us. We have agreed to pay our Manager a management fee that is not tied to our performance and incentive compensation that is based entirely on our performance. The management fee may not sufficiently incentivize our Manager to generate attractive risk-adjusted returns for us, while the performance-based incentive compensation component may cause our Manager to place undue emphasis on the maximization of earnings, including through the use of leverage, at the expense of other objectives, such as preservation of capital, to achieve higher incentive distributions. Since investments with higher yield potential are generally riskier or more speculative than investments with lower yield potential, this could result in increased risk to the value of our portfolio of assets and your investment in us.
We may compete with entities affiliated with or managed by our Manager or Fortress for certain assets that we may seek to acquire. From time to time, entities affiliated with or managed by our Manager or Fortress may focus on investments in assets with a similar profile as our target assets. These entities may have meaningful purchasing capacity, which may change over time depending upon a variety of factors, including, but not limited to, available equity capital and debt financing, market conditions and cash on hand. Fortress has funds invested in transportation-related infrastructure with approximately $3.5 billion in investments in aggregate as of December 31, 2020 and September 30, 2021, respectively. Fortress funds generally have a fee structure similar to the structure of the fees in our Management Agreement, but the fees actually paid will vary depending on the size, terms and performance of each fund.
Our Manager may determine, in its discretion, to make a particular investment through an investment vehicle other than us. Investment allocation decisions will reflect a variety of factors, such as a particular vehicle’s availability of capital (including financing), investment objectives and concentration limits, legal, regulatory, tax and other similar considerations, the source of the investment opportunity and other factors that the Manager, in its discretion, deems appropriate. Our Manager does not have an obligation to offer us the opportunity to participate in any particular investment, even if it meets our investment objectives.
Emerging Growth Company Status
We qualify as an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including, but not limited to, an exemption from the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002 and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved under Section 14A(a) and (b) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), respectively. We may take advantage of some or all of the reduced regulatory and reporting requirements that will be available to us as long as we qualify as an emerging growth company.
In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 13(a) of the Exchange Act, for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected not to take advantage of the benefits of this extended transition period. Therefore, we will be subject to the same new or revised accounting standards as other public companies that are not “emerging growth companies.” This election is irrevocable.
We will remain an “emerging growth company” until the earliest of (a) the last day of the first fiscal year in which our annual gross revenues exceed $1.07 billion, (b) the last day of the fiscal year following the fifth anniversary of the date of the first sale of our common equity securities pursuant to an effective registration statement under the Securities Act, (c) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million, or (d) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.
Corporate Information
We were formed as FTAI Infrastructure LLC, a Delaware limited liability company and subsidiary of FTAI, on December 13, 2021, and will convert to FTAI Infrastructure Inc., a Delaware corporation, in connection with the spin-off. On    , 2022, we will be spun off from FTAI through the distribution of all of the shares of our common stock owned by FTAI to the holders of FTAI’s common shares on the record date for the distribution and become a stand-alone publicly traded company. Our principal executive offices are located at 1345 Avenue of the Americas, 45th Floor, New York, NY 10105, care of FTAI Infrastructure LLC. Our telephone number is (212) 798-6100. Our web address is www.     .com. The information on or otherwise accessible through our website does not constitute a part of this Information Statement or any other report or document we file with or furnish to the SEC.

Questions and Answers about FTAI Infrastructure and the Spin-Off
The following questions and answers briefly address some commonly asked questions about the spin-off. They may not include all the information that is important to you. We encourage you to read carefully this entire Information Statement and the other documents to which we have referred you. We have included references in certain parts of this section to direct you to a more detailed discussion of each topic presented in this section.
What is FTAI Infrastructure Inc. and why is FTAI separating its business and distributing FTAI Infrastructure common stock?
FTAI Infrastructure LLC, a Delaware limited liability company and subsidiary of FTAI, was formed on December 13, 2021, and will convert to FTAI Infrastructure Inc., a Delaware corporation, which will hold, directly or indirectly, all of FTAI's infrastructure business, comprised of (i) the Jefferson Terminal, a multi-modal crude oil and refined products terminal in Beaumont, Texas, (ii) Repauno, a deep-water port located along the Delaware River with an underground storage cavern and multiple industrial development opportunities, (iii) Long Ridge, an equity method investment in a multi-modal terminal located along the Ohio River with multiple industrial development opportunities, including a power plant, (iv) Transtar, comprising five freight railroads and one switching company that provide rail service to certain manufacturing and production facilities, (v) Aleon and Gladieux, an equity method investment in two ventures developing battery and metal recycling technology, (vi) KRS, a tank car cleaning and repair business, (vii) Clean Planet USA, a green-tech company that is developing recycling facilities to process traditionally non-recyclable waste plastics in key North American markets, (viii) FYX, an operating company that provides roadside assistance services for the intermodal and over-the-road trucking industries, (ix) CarbonFree, a business that develops technologies to capture carbon dioxide from industrial emissions sources and (x) Containers, which consists of containers that are owned and leased. As part of the spin-off, these infrastructure businesses will be contributed to or merged into a new holding company which will result in the infrastructure business being considered the predecessor of the newly formed FTAI Infrastructure. Following the completion of the spin-off, FTAI plans to undertake a merger transaction, subject to shareholder approval, pursuant to which FTAI will merge with and into a corporate subsidiary of FTAI and FTAI shareholders will receive stock in a corporation that holds the Aviation Subsidiaries. The separation of FTAI Infrastructure from FTAI and the distribution of FTAI Infrastructure common stock are intended to create two independent companies, enhance investor transparency, better highlight the attributes of both companies and allow for tailored capital structure and financing options. FTAI and FTAI Infrastructure expect that the separation will result in enhanced long-term performance of each business for the reasons discussed in the section entitled “Our Spin-Off from FTAI—Reasons for the Spin-Off.” In connection with the spin-off transaction, FTAI is being treated as the accounting spinnor, consistent with the legal form of the transaction.

Why am I receiving this document?
You are receiving this document because you are a holder of FTAI common shares on the record date for the distribution and, as such, will be entitled to receive shares of FTAI Infrastructure common stock upon completion of the transactions described in this Information Statement. We are sending you this document to inform you about the spin-off and to provide you with information about FTAI Infrastructure and its business and operations upon completion of the spin-off.

Who is entitled to receive the distribution and what will they receive?
Holders of FTAI common shares as of    , 2022, the record date of the spin-off, will be entitled to receive shares of our common stock. For each FTAI common share held on the record date, FTAI common shareholders will receive one share of FTAI Infrastructure common stock.

Immediately after the distribution, holders of FTAI common shares as of the record date will hold all of the outstanding shares of our common stock. Based on the number of FTAI common shares outstanding on   , 2022, FTAI expects to distribute approximately   shares of our common stock in the spin-off.

Why is the spin-off of FTAI Infrastructure structured as a distribution?
FTAI believes that a distribution of our common stock is an efficient way to separate our assets from the rest of FTAI’s portfolio and that the spin-off will create benefits and value for us and FTAI. For more information on the reasons for the spin-off, see “Our Spin-Off from FTAI—Reasons for the Spin-Off.”

What business will FTAI Infrastructure engage in after the spin-off?	FTAI Infrastructure will continue to focus on investments in infrastructure assets. For more detail on FTAI Infrastructure’s business, see “Business.”

When will the distribution occur?
We expect that FTAI will distribute the shares of our common stock on   , 2022 to holders of record of FTAI common shares on   , 2022, subject to certain conditions described under “Our Spin-Off from FTAI—Conditions to the Distribution.”

What do I need to do to receive my shares of FTAI Infrastructure common stock?
As long as you hold FTAI common shares as of the record date, you will not need to take any action to receive common stock of FTAI Infrastructure in the distribution. You will not be required to make any payment, surrender or exchange your FTAI common shares or take any other action to receive your shares of our common stock. No shareholder approval of the distribution is required or sought. We are not asking you for a proxy, and you are requested not to send us a proxy. However, if you sell FTAI common shares in the “regular-way” market through the distribution date, you will also be selling your right to receive shares of FTAI Infrastructure common stock in the distribution. For more information, see “Our Spin-Off from FTAI—Market for Common Stock—Trading Between the Record Date and Distribution Date” in this Information Statement. Following the distribution, shareholders whose shares are held in book-entry form may request that their shares of FTAI Infrastructure common stock held in book-entry form be transferred to a brokerage or other account at any time, without charge.

What will govern my rights as an FTAI Infrastructure stockholder?
Your rights as an FTAI Infrastructure stockholder will be governed by Delaware law, as well as our certificate of incorporation and our amended and restated bylaws. A description of these rights is included in this Information Statement under the heading “Description of Our Capital Stock.”

Will I be taxed on the shares of FTAI Infrastructure common stock that I receive in the distribution?
In general, for U.S. federal income tax purposes, your receipt of FTAI Infrastructure common stock is not expected to be taxable.

However, the tax consequences to you of the spin-off will depend on your individual situation, and certain shareholders may be subject to different consequences than those described herein. You are urged to consult with your tax advisor as to the particular tax consequences of the distribution to you, including the applicability of any U.S. federal, state, local and non-U.S. tax laws. For more information, see “U.S. Federal Income Tax Consequences of the Spin-Off,” included elsewhere in this Information Statement.

Can FTAI decide to cancel the distribution of the common stock even if all the conditions have been met?
Yes. Although the distribution is subject to the satisfaction or waiver of certain conditions, see “Our Spin-Off from FTAI—Conditions to the Distribution” included elsewhere in this Information Statement, FTAI has the right not to complete the distribution if at any time prior to the distribution date (even if all of the conditions are satisfied), its board of directors determines, in its sole discretion, that the distribution is not in the best interests of FTAI or that market conditions are such that it is not advisable to separate FTAI Infrastructure from FTAI.

The conditions to the distribution are that (i) our registration statement on Form 10, of which this Information Statement is a part, shall have become effective under the Exchange Act, and no stop order related to the registration statement shall be in effect; (ii) the listing of our common stock on the NYSE shall have been approved, subject to official notice of issuance; and (iii) no order, injunction or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing consummation of the distribution or any of the transaction related thereto, including the transfers of assets and liabilities contemplated by the Separation and Distribution Agreement shall be in effect. We note that other than the federal securities laws, there are no federal or state regulatory requirements with which we must comply to effect the spin-off. If FTAI’s board of directors were to waive a material condition to or abandon the distribution, FTAI would notify its shareholders of the decision by filing a Current Report on Form 8-K.

Does FTAI Infrastructure plan to pay dividends?
We intend to make regular quarterly dividends to holders of our common stock out of assets legally available for this purpose, subject to satisfactory financial performance and approval by our board of directors. However, our ability to pay dividends is subject to a number of risks and uncertainties, including actual results of operations, liquidity and financial condition restrictions under Delaware law, our financial condition, our taxable income, our operating expenses and other factors our directors may deem relevant. As such, there can be no assurance regarding whether we will pay dividends in the future. For more information, see “Dividend Policy” included elsewhere in this Information Statement.

How will distributions from FTAI Infrastructure be treated for U.S. federal income tax purposes?
For U.S. federal income tax purposes, distributions from FTAI Infrastructure following the spin-off are generally expected to be treated as dividends to the extent paid out of FTAI Infrastructure’s current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, with any excess dividends treated as return of capital to the extent of the stockholder’s basis (thereby reducing that basis) and as capital gain from the sale of the FTAI Infrastructure shares thereafter. Such dividends are generally expected to be treated as “qualified dividend income” in the case of non-corporate holders and as eligible for the dividends received deduction in the case of corporate holders, in each case subject to holding period and other requirements.

Non-U.S. stockholders may be subject to 30% withholding tax on distributions to the extent of FTAI Infrastructure's earnings and profits, subject to potential reduction by treaty. Because FTAI Infrastructure is expected to be a U.S. real property holding corporation, withholding may be required equal to 15% of any distribution to a non-U.S. stockholder that exceeds FTAI Infrastructure’s earnings and profits if either FTAI Infrastructure common stock is not then treated as regularly traded on an established securities market. Non-U.S. stockholders should consult their own tax advisors with respect to the tax consequences and reporting requirements related to distributions and gains under the tax laws of the United States and of their jurisdiction of residence. For more information, see “U.S. Federal Income Tax Considerations,” included elsewhere in this Information Statement.

Will FTAI Infrastructure have any debt?
Yes. We expect to enter into the New Financing, which is expected to raise at least $500 million of debt financing and up to an additional $300 million of debt or equity financing, or a combination thereof, the proceeds of which will be distributed or otherwise transferred to FTAI in connection with the spin-off, under a credit agreement with    . FTAI Infrastructure may also seek other forms of financing. In addition, certain of our subsidiaries will continue to be obligated under a revolving credit facility (the “DRP Revolver”) that provides for revolving loans in the aggregate amount of $25.0 million and the Tax Exempt Series 2020 Bonds. For additional information relating to our planned financing arrangements, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” included elsewhere in this Information Statement.

What will the spin-off cost?	FTAI intends to incur pre-tax costs of approximately $ million to $ million in connection with the spin-off.

How will the spin-off affect my tax basis and holding period in FTAI common shares?
Your tax basis in FTAI common shares held at the time of the distribution generally will be reduced (but not below zero) by FTAI’s tax basis immediately prior to the distribution in the FTAI Infrastructure common stock received by you. Your holding period for such FTAI common shares will not be affected by the distribution. FTAI may not be able to advise stockholders of the tax basis of the distributed shares until after the spin-off occurs. For more information, see “U.S. Federal Income Tax Consequences of the Spin-Off,” included elsewhere in this Information Statement.

What will my tax basis and holding period be for common stock of FTAI Infrastructure that I receive in the distribution?
Your tax basis in FTAI Infrastructure common stock received in the spin-off will generally be equal to the lesser of (i) FTAI’s basis in such stock on the distribution date, and (ii) your tax basis in FTAI common shares immediately prior to the distribution. FTAI may not be able to advise stockholders of its basis in FTAI Infrastructure common stock until after the spin-off occurs.

Your holding period in FTAI Infrastructure common stock received in the spin-off will generally equal FTAI’s holding period in FTAI Infrastructure common stock, which may be divided into blocks. For more information, see “U.S. Federal Income Tax Consequences of the Spin-Off,” included elsewhere in this Information Statement.

What will be the relationships between FTAI and FTAI Infrastructure following the spin-off?
Before the spin-off, we will enter into a Separation and Distribution Agreement to effect the spin-off. This agreement will provide for the allocation between us and FTAI of FTAI’s assets, liabilities and obligations attributable to periods prior to the spin-off. We cannot assure you that this agreement will be on terms as favorable to us as agreements with independent third parties. For more information, see “Certain Relationships and Related Party Transactions” included elsewhere in this Information Statement.

Will I receive physical certificates representing shares of FTAI Infrastructure common stock following the spin-off?
No. Following the spin-off, neither FTAI nor FTAI Infrastructure will be issuing physical certificates representing shares of FTAI Infrastructure common stock. Instead, FTAI, with the assistance of American Stock Transfer & Trust Company, LLC (“AST”), the distribution agent, will electronically issue shares of our common stock to you or to your bank or brokerage firm on your behalf by way of direct registration in book-entry form. The distribution agent will mail you a book-entry account statement that reflects your shares of FTAI Infrastructure common stock, or your bank or brokerage firm will credit your account for the shares. A benefit of issuing stock electronically in book-entry form is that there will be none of the physical handling and safekeeping responsibilities that are inherent in owning physical stock certificates.

You should consult with your financial advisors, such as your stockbroker, bank or tax advisor. Neither FTAI nor FTAI Infrastructure makes any recommendations on the purchase, retention or sale of FTAI common shares or the FTAI Infrastructure common stock to be distributed.

What if I want to sell my FTAI common shares or my FTAI Infrastructure common stock, and where will I be able to trade shares of FTAI Infrastructure common stock?
If you decide to sell any shares before the distribution, you should make sure your stockbroker, bank or other nominee understands whether you want to sell your FTAI common shares, the FTAI Infrastructure common stock you will receive in the distribution, or both.

There is not currently a public market for FTAI Infrastructure’s common stock. FTAI Infrastructure intends to list our common stock on the NYSE under the symbol “  .” We anticipate that trading in shares of our common stock will begin on a “when-issued” basis on or shortly before the record date and will continue through the distribution date and that “regular-way” trading in shares of our common stock will begin on the first trading day following the distribution date. If trading begins on a “when-issued” basis, you may purchase or sell our common stock up to and including through the distribution date, but your transaction will not settle until after the distribution date. If the distribution is cancelled, your transaction will not settle and will have to be disqualified. For more information, see “Our Spin-Off from FTAI—Market for Common Stock—Trading Between the Record Date and Distribution Date” included elsewhere in this Information Statement.

Will the number of FTAI common shares I own change as a result of the distribution?	No. The number of FTAI common shares you own will not change as a result of the distribution.

What will happen to the listing of FTAI common shares?	Nothing. It is expected that after the distribution of FTAI Infrastructure common stock, FTAI common shares will continue to be traded on the NYSE under the symbol “FTAI.”

Will the distribution affect the market price of my FTAI shares?
Yes. As a result of the distribution, we expect the trading price of FTAI common shares immediately following the distribution to be lower than immediately prior to the distribution, because the trading price will no longer reflect the value of FTAI Infrastructure’s assets. Furthermore, until the market has fully analyzed the value of FTAI without FTAI Infrastructure’s assets, the price of FTAI common shares may fluctuate significantly. In addition, although FTAI believes that over time following the spin-off, the common shares and stock of the separated companies should have a higher aggregate market value than the combined company, on a fully distributed basis and assuming similar market conditions pre- and post-spin-off, there can be no assurance in this regard. It is possible that the combined trading prices of FTAI common shares and FTAI Infrastructure common stock after the distribution may be equal to or less than the trading price of FTAI common shares before the distribution.

Are there risks to owning FTAI Infrastructure common stock?	Yes. Our business is subject to a variety of risks that are described in the “Risk Factors” section of this Information Statement beginning on page 18. We encourage you to read that section carefully.

Where can FTAI shareholders get more information?	Before the distribution, if you have any questions relating to the distribution, you should contact:
Fortress Transportation & Infrastructure Investors LLC Investor Relations 1345 Avenue of the Americas, 45th Floor New York, NY 10105 Tel: (212) 798-6100 www.ftandi.com

After the spin-off, if you have any questions relating to our common stock, you should contact:

FTAI Infrastructure Inc. 1345 Avenue of the Americas, 45th Floor New York, NY 10105 Tel: (212) 798-6100 www. .com

The Spin-Off
The following is a summary of the material terms of the spin-off and other related transactions.
Distributing company	Fortress Transportation & Infrastructure Investors LLC.

After the distribution, FTAI will not own any shares of our common stock.

Distributed company	FTAI Infrastructure.

We are a Delaware limited liability company and, prior to the spin-off, a subsidiary of FTAI. Upon our conversion and the distribution, we will be an independent, publicly traded Delaware corporation.

Distribution ratio	Each holder of FTAI common shares will receive one share of our common stock for each FTAI common share held on , 2022.

Distributed securities	All of FTAI Infrastructure’s shares of common stock that are owned by FTAI, which will be % of FTAI Infrastructure common stock outstanding immediately prior to the distribution.

Record date	The record date for the distribution is the close of business on , 2022.

Distribution date	The distribution date is , 2022.

Distribution
On the distribution date, FTAI, with the assistance of AST, the distribution agent, will electronically issue shares of our common stock to you or to your bank or brokerage firm on your behalf by way of direct registration in book-entry form. You will not be required to make any payment, surrender or exchange your FTAI common shares or take any other action to receive your shares of our common stock. If you sell FTAI common shares in the “regular-way” market through the distribution date, you will be selling your right to receive shares of FTAI Infrastructure common stock in the distribution. Registered stockholders will receive additional information from the distribution agent shortly after the distribution date. Following the distribution, stockholders whose shares are held in book-entry form may request that their shares of FTAI Infrastructure common stock be transferred to a brokerage or other account at any time, without charge. Beneficial stockholders that hold shares through brokerage firms will receive additional information from their brokerage firms shortly after the distribution date.

Conditions to the distribution	The distribution of our common stock is subject to the satisfaction of the following conditions:
•
the SEC shall have declared effective our registration statement on Form 10, of which this Information Statement is a part, under the Exchange Act, and no stop order relating to the registration statement shall be in effect;

• the listing of our common stock on the NYSE shall have been approved, subject to official notice of issuance; and
•
no order, injunction or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing consummation of the distribution or any of the transactions related thereto, including the transfers of assets and liabilities contemplated by the Separation and Distribution Agreement, shall be in effect.

FTAI has the right not to complete the distribution if, at any time, its board of directors determines, in its sole discretion, that the distribution is not in the best interests of FTAI or that market conditions are such that it is not advisable to separate FTAI Infrastructure from FTAI.

Stock exchange listing
We intend to list our common stock on the NYSE under the ticker symbol “  .” We anticipate that on or prior to the record date for the distribution, trading of our common stock will begin on a “when-issued” basis and will continue up to and including the distribution date. See “Our Spin-Off from FTAI—Market for Common Stock—Trading Between the Record Date and Distribution Date” included elsewhere in this Information Statement.

It is expected that after the distribution of FTAI Infrastructure common stock, FTAI common shares will continue to be traded on the NYSE under the symbol “FTAI.”

Distribution agent	AST.

Tax considerations
Following the spin-off, you will hold shares in a U.S. corporation. All of the net income attributable to FTAI Infrastructure will be subject to U.S. federal (and state and local) corporate income taxes, which we do not anticipate will have a material impact on stockholder returns because such assets were held in corporate subsidiaries of FTAI prior to the spin-off.

You should consult your tax advisor as to the particular tax consequences of the distribution to you, including the applicability of any U.S. federal, state, local and non-U.S. tax laws with respect to distributions from a U.S. corporation to you and with respect to sale or other transfers of stock in a U.S. corporation. For more information, see “U.S. Federal Income Tax Considerations,” included elsewhere in this Information Statement.

Separation and Distribution Agreement
Before the distribution, we will enter into the Separation and Distribution Agreement to effect the spin-off. This agreement will provide for the allocation between us and FTAI of FTAI’s assets, liabilities and obligations (including tax-related assets and liabilities) attributable to periods prior to our spin-off from FTAI. For a discussion of this and other arrangements, see “Certain Relationships and Related Party Transactions” included elsewhere in this Information Statement.

Equitable adjustment of options in connection with the distribution
In connection with the distribution, each FTAI option held as of the date of the distribution by our Manager or by the directors, officers, employees, service providers, consultants and advisors of our Manager will be converted into an adjusted FTAI option and a new FTAI Infrastructure option. The exercise price of each adjusted FTAI option and FTAI Infrastructure option will be set to collectively maintain the intrinsic value of the FTAI option immediately prior to the distribution and to maintain the ratio of the exercise price of the adjusted FTAI option and the FTAI Infrastructure option, respectively, to the fair market value of the underlying shares as of the distribution. The terms and conditions applicable to each FTAI Infrastructure option will be substantially similar to the terms and conditions otherwise applicable to the FTAI option as of the date of distribution. The grant of such FTAI Infrastructure options will not reduce the number of shares of our common stock otherwise available for issuance under the Plan (as defined below).

RISK FACTORS
You should carefully consider the following risks and other information in this Information Statement in evaluating us and our common stock. Any of the following risks, as well as additional risks and uncertainties not currently known to us or that we currently deem immaterial, could materially and adversely affect our results of operations or financial condition. The risk factors generally have been separated into the following groups: risks related to our business, risks related to our Manager, risks related to the separation, and risks related to our common stock. However, these categories do overlap and should not be considered exclusive.
Risks Related to Our Business
We have no operating history as an independent company and may not be able to successfully operate our business strategy, generate sufficient revenue to make or sustain distributions to our stockholders or meet our contractual commitments.
We have no experience operating as an independent company and cannot assure you that we will be able to successfully operate our business or implement our operating policies and strategies as described in this Information Statement. The timing, terms, price and form of consideration that we pay in future transactions may vary meaningfully from prior transactions.
Once we commence operations as an independent company, there can be no assurance that we will be able to generate sufficient returns to pay our operating expenses and make satisfactory distributions to our stockholders, or any distributions at all. Our results of operations and our ability to make or sustain distributions to our stockholders depend on several factors, including the availability of opportunities to acquire attractive assets, the level and volatility of interest rates, the availability of adequate short- and long-term financing, the financial markets and economic conditions.
The financial information included in this Information Statement may not be indicative of the results we would have achieved as a separate stand-alone company and are not a reliable indicator of our future performance or results.
We did not operate as a separate, stand-alone company for the entirety of the historical periods presented in the financial information included in this Information Statement, which has been derived from FTAI’s historical financial statements. Therefore, the financial information in this Information Statement does not necessarily reflect what our financial condition, results of operations or cash flows would have been had we been a separate, stand-alone public company prior to our spin-off from FTAI. This is primarily a result of the following factors:
•	the financial results in this Information Statement do not reflect all of the expenses we will incur as a public company;
•
the working capital requirements and capital for general corporate purposes for our assets were satisfied prior to the spin-off as part of FTAI’s corporate-wide cash management policies. FTAI is not required, and does not intend, to provide us with funds to finance our working capital or other cash requirements, so we may need to obtain additional financing from banks, through public offerings or private placements of debt or equity securities, strategic relationships or other arrangements; and

•
our cost structure, management, financing and business operations will be significantly different as a result of operating as an independent public company. These changes result in increased costs, including, but not limited to, fees paid to our Manager, legal, accounting, compliance and other costs associated with being a public company with equity securities traded on the NYSE.

The COVID-19 pandemic has severely disrupted the global economy and may have, and the emergence of similar crises could have, material adverse effects on our business, results of operations or financial condition.
In recent years, the outbreaks of certain highly contagious diseases have increased the risk of a pandemic resulting in economic disruptions. In particular, the ongoing COVID-19 pandemic has led to severe disruptions in the market and the global, U.S. and regional economies that may continue for a prolonged duration and trigger a recession or a period of economic slowdown. In response, various governmental bodies and private enterprises have implemented numerous measures to mitigate the outbreak, such as travel bans and restrictions, quarantines, shelter-in-place orders and shutdowns. The COVID-19 outbreak continues to be dynamic and evolving, including a resurgence of COVID-19 cases in certain geographies, and its ultimate scope, duration, effects and the availability of vaccines remain uncertain.

We expect that this pandemic, and any future epidemic or pandemic crises, could result in direct and indirect adverse effects on our industry and customers, which in turn may impact our business, results of operations and financial condition. Effects of the current pandemic include, or may include, among others:
•	deterioration of worldwide, regional or national economic conditions and activity, which could adversely affect demand for our services;
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disruptions to our operations as a result of the potential health impact, such as the availability and efficacy of vaccines, on our employees and crew, and on the workforces of our customers and business partners;

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disruptions to our business from, or additional costs related to, new regulations, directives or practices implemented in response to the pandemic, such as travel restrictions, increased inspection regimes, hygiene measures (such as quarantining and physical distancing) or increased implementation of remote working arrangements;

•	potential reduced cash flows and financial condition, including potential liquidity constraints;
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reduced access to capital, including the ability to refinance any existing obligations, as a result of any credit tightening generally or due to continued declines in global financial markets, including to the prices of publicly traded securities of us, our peers and of listed companies generally; and

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potential deterioration in the financial condition and prospects of our customers, joint venture partners or business partners, or attempts by customers or third parties to invoke force majeure contractual clauses as a result of delays or other disruptions.

Although disruption and effects from the COVID-19 pandemic may be temporary, given the dynamic nature of these circumstances, the duration of any business disruption and the related financial impact to us is uncertain at this time and could materially affect our business, results of operations and financial condition. The ongoing impact of COVID-19 also heightens many of the other risks described in this Information Statement, including those relating to our target returns, liquidity and asset values.
Uncertainty relating to macroeconomic conditions may reduce the demand for our assets, limit our ability to obtain additional capital to finance new investments or refinance existing debt, or have other unforeseen negative effects.
Uncertainty and negative trends in general economic conditions in the United States and abroad, including significant tightening of credit markets and commodity price volatility, historically have created difficult operating environments for owners and operators in the infrastructure industry. Many factors, including factors that are beyond our control, may impact our operating results or financial condition. For some years, the world has experienced weakened economic conditions and volatility following adverse changes in global capital markets. Excess supply in oil and gas markets can put significant downward pressure on prices for these commodities, and may affect demand for assets used in production, refining and transportation of oil and gas. In the past, a significant decline in oil prices has led to lower production and transportation budgets worldwide. These conditions have resulted in significant contraction, deleveraging and reduced liquidity in the credit markets. A number of governments have implemented, or are considering implementing, a broad variety of governmental actions or new regulations for the financial markets. In addition, limitations on the availability of capital, higher costs of capital for financing expenditures or the desire to preserve liquidity, may cause our current or prospective customers to make reductions in future capital budgets and spending.
The industries in which we operate have experienced periods of oversupply during which asset values have declined, particularly during the most recent economic downturn, and any future oversupply could materially adversely affect our results of operations and cash flows.
The oversupply of a specific asset is likely to depress the value of our assets and result in decreased utilization of our assets, and the industries in which we operate have experienced periods of oversupply during which asset values have declined, particularly during the most recent economic downturn. Factors that could lead to such oversupply include, without limitation:
•	general demand for the type of assets that we purchase;
•	general macroeconomic conditions, including market prices for commodities that our assets may serve;

•	geopolitical events, including war, prolonged armed conflict and acts of terrorism;
•	outbreaks of communicable diseases and natural disasters;
•	governmental regulation;
•	interest rates;
•	the availability of credit;
•	restructurings and bankruptcies of companies in the industries in which we operate, including our customers;
•	manufacturer production levels and technological innovation;
•	manufacturers merging or exiting the industry or ceasing to produce certain asset types;
•	retirement and obsolescence of the assets that we own;
•	increases in supply levels of assets in the market due to the sale or merging of our customers; and
•	reintroduction of previously unused or dormant assets into the industries in which we operate.
These and other related factors are generally outside of our control and could lead to persistence of, or increase in, the oversupply of the types of assets that we acquire or decreased utilization of our assets, either of which could materially adversely affect our results of operations and cash flows.
There can be no assurance that any target returns will be achieved.
Our target returns for assets are targets only and are not forecasts of future profits. We develop target returns based on our Manager’s assessment of appropriate expectations for returns on assets and the ability of our Manager to enhance the return generated by those assets through active management. There can be no assurance that these assessments and expectations will be achieved and failure to achieve any or all of them may materially adversely impact our ability to achieve any target return with respect to any or all of our assets.
In addition, our target returns are based on estimates and assumptions regarding a number of other factors, including, without limitation, holding periods, the absence of material adverse events affecting specific investments (which could include, without limitation, natural disasters, terrorism, social unrest or civil disturbances), general and local economic and market conditions, changes in law, taxation, regulation or governmental policies and changes in the political approach to infrastructure investment, either generally or in specific countries in which we may invest or seek to invest. Many of these factors, as well as the other risks described elsewhere in this Information Statement, are beyond our control and all could adversely affect our ability to achieve a target return with respect to an asset. Further, target returns are targets for the return generated by specific assets and not by us. Numerous factors could prevent us from achieving similar returns, notwithstanding the performance of individual assets, including, without limitation, taxation and fees payable by us or our operating subsidiaries, including fees and incentive allocation payable to our Manager.
There can be no assurance that the returns generated by any of our assets will meet our target returns, or any other level of return, or that we will achieve or successfully implement our asset acquisition objectives, and failure to achieve the target return in respect of any of our assets could, among other things, have a material adverse effect on our business, prospects, financial condition, results of operations and cash flows. Further, even if the returns generated by individual assets meet target returns, there can be no assurance that the returns generated by other existing or future assets would do so, and the historical performance of the assets in our existing portfolio should not be considered as indicative of future results with respect to any assets.
Contractual defaults may adversely affect our business, prospects, financial condition, results of operations and cash flows by decreasing revenues and increasing storage, positioning, collection, recovery and lost equipment expenses.
The success of our business depends in large part on the success of the operators in the sectors in which we participate. Cash flows from our assets are substantially impacted by our ability to collect compensation and other amounts to be paid in respect of such assets from the customers with whom we enter into contractual arrangements. Inherent in the nature of the arrangements for the use of such assets is the risk that we may not receive, or may experience delay in realizing, such amounts to be paid. While we target the entry into contracts with credit-worthy counterparties, no assurance can be given that such counterparties will perform their obligations during the term of the contractual arrangement. In addition, when counterparties default, we may fail to recover all of our assets, and the assets we do recover may be returned in damaged condition or to locations where we will not be able to efficiently use or sell them.
If we acquire a high concentration of a particular type of asset, or concentrate our investments in a particular sector, our business, prospects, financial condition, results of operations and cash flows could be adversely affected by changes in market demand or problems specific to that asset or sector.
If we acquire a high concentration of a particular asset, or concentrate our investments in a particular sector, our business and financial results could be adversely affected by sector-specific or asset-specific factors. Furthermore, as a result of the spin-off transaction, our assets will be focused on infrastructure and we will not have any interest in FTAI’s aviation assets, which limits the diversity of our portfolio. Any decrease in the value and rates of our assets may have a material adverse effect on our business, prospects, financial condition, results of operations and cash flows.
We may not generate a sufficient amount of cash or generate sufficient free cash flow to fund our operations or repay our indebtedness.
Our ability to make payments on our indebtedness as required depends on our ability to generate cash flow in the future. This ability, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. If we do not generate sufficient free cash flow to satisfy our debt obligations, including interest payments and the payment of principal at maturity, we may have to undertake alternative financing plans, such as refinancing or restructuring our debt, selling assets, reducing or delaying capital investments or seeking to raise additional capital. We cannot provide assurance that any refinancing would be possible, that any assets could be sold, or, if sold, of the timeliness and amount of proceeds realized from those sales, that additional financing could be obtained on acceptable terms, if at all, or that additional financing would be permitted under the terms of our various debt instruments then in effect. Furthermore, our ability to refinance would depend upon the condition of the finance and credit markets. Our inability to generate sufficient free cash flow to satisfy our debt obligations, or to refinance our obligations on commercially reasonable terms or on a timely basis, would materially affect our business, financial condition and results of operations.
We operate in highly competitive markets.
The business of acquiring infrastructure assets is highly competitive. Market competition for opportunities includes traditional infrastructure companies, commercial and investment banks, as well as a growing number of non-traditional participants, such as hedge funds, private equity funds and other private investors, including Fortress-related entities. Some of these competitors may have access to greater amounts of capital and/or to capital that may be committed for longer periods of time or may have different return thresholds than us, and thus these competitors may have certain advantages not shared by us. In addition, competitors may have incurred, or may in the future incur, leverage to finance their debt investments at levels or on terms more favorable than those available to us. Strong competition for investment opportunities could result in fewer such opportunities for us, as certain of these competitors have established and are establishing investment vehicles that target the same types of assets that we intend to purchase.
In addition, some of our competitors may have longer operating histories, greater financial resources and lower costs of capital than us, and consequently, may be able to compete more effectively in one or more of our target markets. We likely will not always be able to compete successfully with our competitors and competitive pressures or other factors may also result in significant price competition, particularly during industry downturns, which could have a material adverse effect on our business, prospects, financial condition, results of operations and cash flows.
The values of our assets may fluctuate due to various factors.
The fair market values of our assets may decrease or increase depending on a number of factors, including general economic and market conditions affecting our target markets, type and age of assets, supply and demand for assets, competition, new governmental or other regulations and technological advances, all of which could impact our profitability and our ability to develop, operate, or sell such assets. In addition, our assets depreciate as they age and may generate lower revenues and cash flows. We must be able to replace such older, depreciated assets with newer assets, or our ability to maintain or increase our revenues and cash flows will decline. In addition, if we dispose of an asset for a price that is less than the depreciated book value of the asset on our balance sheet or if we determine that an asset’s value has been impaired, we will recognize a related charge in our combined consolidated statement of operations and such charge could be material.
We may acquire operating businesses, including businesses whose operations are not fully matured and stabilized. These businesses may be subject to significant operating and development risks, including increased competition, cost overruns and delays, and difficulties in obtaining approvals or financing. These factors could materially affect our business, financial condition, liquidity and results of operations.
We will receive in the spin-off, and may in the future acquire, operating businesses, including businesses whose operations are not fully matured and stabilized (including, but not limited to, our businesses within the Jefferson Terminal, Ports and Terminals and Transtar segments). While our Manager has deep experience in the construction and operation of these companies, we are nevertheless subject to significant risks and contingencies of an operating business, and these risks are greater where the operations of such businesses are not fully matured and stabilized. Key factors that may affect our operating businesses include, but are not limited to:
•	competition from market participants;
•	general economic and/or industry trends, including pricing for the products or services offered by our operating businesses;
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the issuance and/or continued availability of necessary permits, licenses, approvals and agreements from governmental agencies and third parties as are required to construct and operate such businesses;

•	changes or deficiencies in the design or construction of development projects;
•	unforeseen engineering, environmental or geological problems;
•	potential increases in construction and operating costs due to changes in the cost and availability of fuel, power, materials and supplies;
•	the availability and cost of skilled labor and equipment;
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our ability to enter into additional satisfactory agreements with contractors and to maintain good relationships with these contractors in order to construct development projects within our expected cost parameters and time frame, and the ability of those contractors to perform their obligations under the contracts and to maintain their creditworthiness;

•	potential liability for injury or casualty losses which are not covered by insurance;
•	potential opposition from non-governmental organizations, environmental groups, local or other groups which may delay or prevent development activities;
•	local and economic conditions;
•	changes in legal requirements; and
•	force majeure events, including catastrophes and adverse weather conditions.
Any of these factors could materially affect our business, financial condition, liquidity and results of operations.
Our use of joint ventures or partnerships, and our Manager’s outsourcing of certain functions, may present unforeseen obstacles or costs.
We will receive in the spin-off, and may in the future acquire, interests in certain assets in cooperation with third-party partners or co-investors through jointly owned acquisition vehicles, joint ventures or other structures. In these co-investment situations, our ability to control the management of such assets depends upon the nature and terms of the joint arrangements with such partners and our relative ownership stake in the asset, each of which will be determined by negotiation at the time of the investment and the determination of which is subject to the discretion of our Manager. Depending on our Manager’s perception of the relative risks and rewards of a particular asset, our Manager may elect to acquire interests in structures that afford relatively little or no operational and/or management control to us. Such arrangements present risks not present with wholly owned assets, such as the possibility that a co-investor becomes bankrupt, develops business interests or goals that conflict with our interests and goals in respect of the assets, all of which could materially adversely affect our business, prospects, financial condition, results of operations and cash flows.
In addition, our Manager expects to utilize third-party contractors to perform services and functions related to the operation of our assets. These functions may include billing, collections, recovery and asset monitoring. Because we and our Manager do not directly control these third parties, there can be no assurance that the services they provide will be delivered at a level commensurate with our expectations, or at all. The failure of any such third-party contractors to perform in accordance with our expectations could materially adversely affect our business, prospects, financial condition, results of operations and cash flows.
We are subject to the risks and costs of obsolescence of our assets.
Technological and other improvements expose us to the risk that certain of our assets may become technologically or commercially obsolete. If we are not able to acquire new technology or are unable to implement new technology, we may suffer a competitive disadvantage. For example, as the freight transportation markets we serve continue to evolve and become more efficient, the use of certain locomotives or railcars may decline in favor of other more economic modes of transportation. If the technology we use in our lines of business is superseded, or the cost of replacing our locomotives or railcars is expensive and requires additional capital, we could experience significant cost increases and reduced availability of the assets and equipment that are necessary for our operations. Any of these risks may adversely affect our ability to sell our assets on favorable terms, if at all, which could materially adversely affect our operating results and growth prospects.
The North American rail sector is a highly regulated industry and increased costs of compliance with, or liability for violation of, existing or future laws, regulations and other requirements could significantly increase our operational costs of doing business, thereby adversely affecting our profitability.
The rail sector is subject to extensive laws, regulations and other requirements, including, but not limited to, those relating to the environment, safety, rates and charges, service obligations, employment, labor, immigration, minimum wages and overtime pay, health care and benefits, working conditions, public accessibility and other requirements. These laws and regulations are enforced by U.S. federal agencies including the U.S. Environmental Protection Agency (the “U.S. EPA”), the U.S. Department of Transportation (the “DOT”), the Occupational Safety and Health Act (the “OSHA”), the U.S. Federal Railroad Administration (the “FRA”), and the U.S. Surface Transportation Board (the “STB”), as well as numerous other state, provincial, local and federal agencies. Ongoing compliance with, or a violation of, these laws, regulations and other requirements could have a material adverse effect on our business, financial condition and results of operations.
We believe that our rail operations are in substantial compliance with applicable laws and regulations. However, these laws and regulations, and the interpretation or enforcement thereof, are subject to frequent change and varying interpretation by regulatory authorities, and we are unable to predict the ongoing cost to us of complying with these laws and regulations or the future impact of these laws and regulations on our operations. In addition, from time to time we are subject to inspections and investigations by various regulators. Violation of environmental or other laws, regulations and permits can result in the imposition of significant administrative, civil and criminal penalties, injunctions and construction bans or delays.
Legislation passed by the U.S. Congress or Canadian Parliament or new regulations issued by federal agencies can significantly affect the revenues, costs and profitability of our business. For instance, more recently proposed bills such as the “Rail Shipper Fairness Act of 2017,” or competitive access proposals under consideration by the STB, if adopted, could increase government involvement in railroad pricing, service and operations and significantly change the federal regulatory framework of the railroad industry. Several of the changes under consideration could have a significant negative impact on the company’s ability to determine prices for rail services, meet service standards and could force a reduction in capital spending. Statutes imposing price constraints or affecting rail-to-rail competition could adversely affect the company’s profitability.
Under various U.S. federal, state, provincial and local environmental requirements, as the owner or operator of terminals or other facilities, we may be liable for the costs of removal or remediation of contamination at or from our existing locations, whether we knew of, or were responsible for, the presence of such contamination. The failure to timely report and properly remediate contamination may subject us to liability to third parties and may adversely affect our ability to sell or rent our property or to borrow money using our property as collateral. Additionally, we may be liable for the costs of remediating third-party sites where hazardous substances from our operations have been transported for treatment or disposal, regardless of whether we own or operate that site. In the future, we may incur substantial expenditures for investigation or remediation of contamination that has not yet been discovered at our current or former locations or locations that we may acquire.
A discharge of hydrocarbons or hazardous substances into the environment associated with operating our rail assets could subject us to substantial expense, including the cost to recover the materials spilled, restore the affected natural resources, pay fines and penalties, and natural resource damages and claims made by employees, neighboring landowners, government authorities and other third parties, including for personal injury and property damage. We may experience future catastrophic sudden or gradual releases into the environment from our facilities or discover historical releases that were previously unidentified or not assessed. Although our inspection and testing programs are designed to prevent, detect and address any such releases promptly, the liabilities incurred due to any future releases into the environment from our assets, have the potential to substantially affect our business. Such events could also subject us to media and public scrutiny that could have a negative effect on our operations and also on the value of our common stock.
Our business could be adversely affected if service on the railroads is interrupted or if more stringent regulations are adopted regarding railcar design or the transportation of crude oil by rail.
As a result of hydraulic fracturing and other improvements in extraction technologies, there has been a substantial increase in the volume of crude oil and liquid hydrocarbons produced and transported in North America, and a geographic shift in that production versus historical production. The increase in volume and shift in geography has resulted in increased pipeline congestion and a corresponding growth in crude oil being transported by rail from Canada and across the U.S. High-profile accidents involving crude-oil-carrying trains in Quebec, North Dakota and Virginia, and more recently in Saskatchewan, West Virginia and Illinois, have raised concerns about derailments and the environmental and safety risks associated with crude oil transport by rail and the associated risks arising from railcar design. In Canada, the transport of hazardous products is receiving greater scrutiny which could impact our customers and our business.
In May 2015, the DOT issued new production standards and operational controls for rail tank cars used in “High-Hazard Flammable Trains” (i.e., trains carrying commodities such as ethanol, crude oil and other flammable liquids). Similar standards have been adopted in Canada. The new standard applies for all cars manufactured after October 1, 2015, and existing tank cars must be retrofitted within the next three to eight years. The applicable operational controls include reduced speed restrictions, and maximum lengths on trains carrying these materials. Retrofitting our tank cars will be required under these new standards to the extent we elect to move certain flammable liquids in the future. While we may be able to pass some of these costs on to our customers, there may be costs that we cannot pass on to them. We continue to monitor the railcar regulatory landscape and remain in close contact with railcar suppliers and other industry stakeholders to stay informed of railcar regulation rulemaking developments. It is unclear how these regulations will impact the crude-by-rail industry, and any such impact would depend on a number of factors that are outside of our control. If, for example, overall volume of crude-by-rail decreases, or if we do not have access to a sufficient number of compliant cars to transport required volumes under our existing contracts, our operations may be negatively affected. This may lead to a decrease in revenues and other consequences.
The adoption of additional federal, state, provincial or local laws or regulations, including any voluntary measures by the rail industry regarding railcar design or crude oil and liquid hydrocarbon rail transport activities, or efforts by local communities to restrict or limit rail traffic involving crude oil, could affect our business by increasing compliance costs and decreasing demand for our services, which could adversely affect our financial position and cash flows. Moreover, any disruptions in the operations of railroads, including those due to shortages of railcars, weather-related problems, flooding, drought, accidents, mechanical difficulties, strikes, lockouts or bottlenecks, could adversely impact our customers’ ability to move their product and, as a result, could affect our business.
We transport hazardous materials.
We transport certain hazardous materials and other materials, including crude oil, ethanol, and toxic inhalation hazard (TIH) materials, such as chlorine, that pose certain risks in the event of a release or combustion. Additionally, U.S. laws impose common carrier obligations on railroads that require us to transport certain hazardous materials regardless of risk or potential exposure to loss. In addition, insurance premiums charged for, or the self-insured retention associated with, some or all of the coverage currently maintained by us could increase dramatically or certain coverage may not be available to us in the future if there is a catastrophic event related to rail transportation of these materials. A rail accident or other incident or accident on our network, at our facilities, or at the facilities of our customers involving the release or combustion of hazardous materials could involve significant costs and claims for personal injury, property damage, and environmental penalties and remediation in excess of our insurance coverage for these risks, which could have a material adverse effect on our results of operations, financial condition, and liquidity.
We may be affected by fluctuating prices for fuel and energy.
Volatility in energy prices could have a significant effect on a variety of items including, but not limited to: the economy; demand for transportation services; business related to the energy sector, including the production and processing of crude oil, natural gas, and coal; fuel prices; and, fuel surcharges. Particularly in our rail business, fuel costs constitute a significant portion of our expenses. Diesel fuel prices and availability can be subject to dramatic fluctuations, and significant price increases could have a material adverse effect on our operating results. If a severe fuel supply shortage arose from production curtailments, disruption of oil imports or domestic oil production, disruption of domestic refinery production, damage to refinery or pipeline infrastructure, political unrest, war, terrorist attack or otherwise, diesel fuel may not be readily available and may be subject to rationing regulations. Currently, we receive fuel surcharges and other rate adjustments to offset fuel prices, although there may be a significant delay in our recovery of fuel costs based on the terms of the fuel surcharge program. If Class I railroads change their policies regarding fuel surcharges, the compensation we receive for increases in fuel costs may decrease, which could have a negative effect on our profitability; in fact, we cannot be certain that we will always be able to mitigate rising or elevated fuel costs through fuel surcharges at all, as future market conditions or legislative or regulatory activities could adversely affect our ability to apply fuel surcharges or adequately recover increased fuel costs through fuel surcharges.
International, political, and economic factors, events and conditions affect the volatility of fuel prices and supplies. Weather can also affect fuel supplies and limit domestic refining capacity. A severe shortage of, or disruption to, domestic fuel supplies could have a material adverse effect on our results of operations, financial condition, and liquidity. In addition, lower fuel prices could have a negative impact on commodities we process and transport, such as crude oil and petroleum products, which could have a material adverse effect on our results of operations, financial condition, and liquidity.
Because we depend on Class I railroads for a significant portion of our operations in North America, our results of operations, financial condition and liquidity may be adversely affected if our relationships with these carriers deteriorate.
The railroad industry in the United States and Canada is dominated by seven Class I carriers that have substantial market control and negotiating leverage. In addition, Class I carriers also traditionally have been significant sources of business for us, and may be future sources of potential acquisition candidates as they divest branch lines. A decision by any of these Class I carriers to cease or re-route certain freight movements or to alter existing business relationships, including operational or relationship changes, could have a material adverse effect on our results of operations. The overall impact of any such decision would depend on which Class I carrier is involved, the routes and freight movements affected, as well as the nature of any changes.
Transtar faces competition from other railroads and other transportation providers.
Transtar faces competition from other railroads, motor carriers, ships, barges, and pipelines. We operate in some corridors served by other railroads and motor carriers. In addition to price competition, we face competition with respect to transit times, quality, and reliability of service from motor carriers and other railroads. Motor carriers in particular can have an advantage over railroads with respect to transit times and timeliness of service. However, railroads are much more fuel-efficient than trucks, which reduces the impact of transporting goods on the environment and public infrastructure. Additionally, we must build or acquire and maintain our rail system, while trucks, barges, and maritime operators are able to use public rights-of-way maintained by public entities. Any of the following could also affect the competitiveness of our rail services, which could have a material adverse effect on our results of operations, financial condition, and liquidity: (i) improvements or expenditures materially increasing the quality or reducing the costs of these alternative modes of transportation, such as autonomous or more fuel efficient trucks, (ii) legislation that eliminates or significantly increases the size or weight limitations applied to motor carriers, or (iii) legislation or regulatory changes that impose operating restrictions on railroads or that adversely affect the profitability of some or all railroad traffic. Additionally, any future consolidation of the rail industry could materially affect our competitive environment.
Our assets are exposed to unplanned interruptions caused by catastrophic events outside of our control which may disrupt our business and cause damage or losses that may not be adequately covered by insurance.
The operations of infrastructure projects are exposed to unplanned interruptions caused by significant catastrophic events, such as hurricanes, cyclones, earthquakes, landslides, floods, explosions, fires, derailments, major plant breakdowns, pipeline or electricity line ruptures or other disasters. Operational disruption, as well as supply disruption, and increased government oversight could adversely impact the cash flows available from these assets. In addition, the cost of repairing or replacing damaged assets could be considerable. Repeated or prolonged interruption may result in temporary or permanent loss of customers, substantial litigation or penalties for regulatory or contractual non-compliance, and any loss from such events may not be recoverable under relevant insurance policies. Although we believe that we are adequately insured against these types of events no assurance can be given that the occurrence of any such event will not materially adversely affect us.
We are actively evaluating potential acquisitions of assets and operating companies in other infrastructure sectors which could result in additional risks and uncertainties for our business and unexpected regulatory compliance costs.
While our existing portfolio consists of assets in the energy, port and rail sectors, we are actively evaluating potential acquisitions of assets and operating companies in other infrastructure sectors and we plan to be flexible as other attractive opportunities arise over time. To the extent we make acquisitions in other sectors, we will face numerous risks and uncertainties, including risks associated with the required investment of capital and other resources and with combining or integrating operational and management systems and controls. Entry into certain lines of business may subject us to new laws and regulations and may lead to increased litigation and regulatory risk. Many types of infrastructure assets, including certain rail and seaport assets, are subject to registration requirements by U.S. governmental agencies, as well as foreign governments if such assets are to be used outside of the United States. Failing to register the assets, or losing such registration, could result in substantial penalties, forced liquidation of the assets and/or the inability to operate and, if applicable, lease the assets. We may need to incur significant costs to comply with the laws and regulations applicable to any such new acquisition. The failure to comply with these laws and regulations could cause us to incur significant costs, fines or penalties or require the assets to be removed from service for a period of time resulting in reduced income from these assets. In addition, if our acquisitions in other sectors produce insufficient revenues, or produce investment losses, or if we are unable to efficiently manage our expanded operations, our results of operations will be adversely affected, and our reputation and business may be harmed.
The agreements governing our indebtedness place restrictions on us and our subsidiaries, reducing operational flexibility and creating default risks.
The agreements governing our indebtedness, including, but not limited to, the New Financing, are expected to contain covenants that place restrictions on us and our subsidiaries. We expect the agreement governing the New Financing to restrict, among other things, our and certain of our subsidiaries’ ability to:
•	merge, consolidate or transfer all, or substantially all, of our assets;
•	incur additional debt or issue preferred stock;
•	make certain investments or acquisitions;
•	create liens on our or our subsidiaries’ assets;
•	sell assets;
•	make distributions on or repurchase our shares;
•	enter into transactions with affiliates; and
•	create dividend restrictions and other payment restrictions that affect our subsidiaries.

These covenants could impair our ability to grow our business, take advantage of attractive business opportunities or successfully compete. A breach of any of these covenants could result in an event of default. Cross-default provisions in any debt agreements that we may incur could cause an event of default under one debt agreement to trigger an event of default under our other debt agreements. Upon the occurrence of an event of default under any of our debt agreements, the lenders or holders thereof could elect to declare all outstanding debt under such agreements to be immediately due and payable.
Terrorist attacks could negatively impact our operations and our profitability and may expose us to liability and reputational damage.
Terrorist attacks may negatively affect our operations. Such attacks have contributed to economic instability in the United States and elsewhere, and further acts of terrorism, violence or war could similarly affect world trade and the industries in which we and our customers operate. In addition, terrorist attacks or hostilities may directly impact locations where our trains and containers travel or our physical facilities or those of our customers. In addition, it is also possible that our assets could be involved in a terrorist attack. The consequences of any terrorist attacks or hostilities are unpredictable, and we may not be able to foresee events that could have a material adverse effect on our operations.
Our inability to obtain sufficient capital would constrain our ability to grow our portfolio and to increase our revenues.
Our business is capital intensive, and we have used and may continue to employ leverage to finance our operations. Accordingly, our ability to successfully execute our business strategy and maintain our operations depends on the availability and cost of debt and equity capital. Additionally, our ability to borrow against our assets is dependent, in part, on the appraised value of such assets. If the appraised value of such assets declines, we may be required to reduce the principal outstanding under our debt facilities or otherwise be unable to incur new borrowings.
We can give no assurance that the capital we need will be available to us on favorable terms, or at all. Our inability to obtain sufficient capital, or to renew or expand our credit facilities, could result in increased funding costs and would limit our ability to:
•	meet the terms and maturities of our existing and future debt facilities;
•	purchase new assets or refinance existing assets;
•	fund our working capital needs and maintain adequate liquidity; and
•	finance other growth initiatives.
In addition, we conduct our operations so that neither we nor any of our subsidiaries are required to register as an investment company under the Investment Company Act of 1940 (the “Investment Company Act”). As such, certain forms of financing such as finance leases may not be available to us. Please see “—If we are deemed an investment company under the Investment Company Act, it could have a material adverse effect on our business, prospects, financial condition, results of operations and cash flows.”
The effects of various environmental regulations may negatively affect the industries in which we operate which could have a material adverse effect on our financial condition, results of operations and cash flows.
We are subject to federal, state and local laws and regulations relating to the protection of the environment, including those governing the discharge of pollutants to air and water, the management and disposal of hazardous substances and wastes, the cleanup of contaminated sites and noise and emission levels. Under some environmental laws in the United States, strict liability may be imposed on the owners or operators of assets, which could render us liable for environmental and natural resource damages without regard to negligence or fault on our part. In addition, changes to environmental standards or regulations in the industries in which we operate could limit the economic life of the assets we acquire or reduce their value, and also require us to make significant additional investments in order to maintain compliance, which would negatively impact our cash flows and results of operations.
Our Repauno site and Long Ridge property are subject to environmental laws and regulations that may expose us to significant costs and liabilities.
Our Repauno site is subject to ongoing environmental investigation and remediation by the former owner that sold Repauno to FTAI (the “Repauno Seller”) related to historic industrial operations. The Repauno Seller is responsible for completion of this work, and we benefit from a related indemnity and insurance policy. If the Repauno Seller fails to fulfill its investigation and remediation, or indemnity obligations and the related insurance, which are subject to limits and conditions, fail to cover our costs, we could incur losses. Redevelopment of the property in those areas undergoing investigation and remediation must await state environmental agency confirmation that no further investigation or remediation is required before redevelopment activities can occur in such areas of the property. Therefore, any delay in the Repauno Seller’s completion of the environmental work or receipt of related approvals in an area of the property could delay our redevelopment activities. In addition, once received, permits and approvals may be subject to litigation, and projects may be delayed or approvals reversed or modified in litigation. If there is a delay in obtaining any required regulatory approval, it could delay projects and cause us to incur costs.
In connection with FTAI’s acquisition of Long Ridge, the former owner that sold FTAI the property (the “Long Ridge Seller”) is obligated to perform certain post-closing demolition activities, remove specified containers, equipment and structures and conduct investigation, removal, cleanup and decontamination related thereto. The Long Ridge Seller is responsible for ongoing environmental remediation related to historic industrial operations on and off Long Ridge. In addition, Long Ridge is located adjacent to the former Ormet Corporation Superfund site (the “Ormet site”), which is owned and operated by the Long Ridge Seller. Pursuant to an order with the U.S. EPA, the Long Ridge Seller is obligated to pump groundwater that has been impacted by the adjacent Ormet site beneath our site and discharge it to the Ohio River and monitor the groundwater annually. Long Ridge is also subject to an environmental covenant related to the adjacent Ormet site that, inter alia, restricts the use of groundwater beneath our site and requires U.S. EPA consent for activities on Long Ridge that could disrupt the groundwater monitoring or pumping. The Long Ridge Seller is contractually obligated to complete its regulatory obligations on Long Ridge and we benefit from a related indemnity and insurance policy. If the Long Ridge Seller fails to fulfill its demolition, removal, investigation, remediation, monitoring, or indemnity obligations, and if the related insurance, which is subject to limits and conditions, fails to cover our costs, we could incur losses. Redevelopment of the property in those areas undergoing investigation and remediation pursuant to the Ohio EPA order must await state environmental agency confirmation that no further investigation or remediation is required before redevelopment activities can occur in such area of the property. Therefore, any delay in the Long Ridge Seller’s completion of the environmental work or receipt of related approvals or consents from Ohio EPA or U.S. EPA could delay our redevelopment activities.
In addition, a portion of Long Ridge was recently redeveloped as a combined cycle gas-fired electric generating facility, and other portions will likely be redeveloped in the future. Although we have not identified material impacts to soils or groundwater that reasonably would be expected to prevent or delay further redevelopment projects, impacted materials could be encountered that require special handling and/or result in delays to those projects. Any additional projects may require environmental permits and approvals from federal, state and local environmental agencies. Once received, permits and approvals may be subject to litigation, and projects may be delayed or approvals reversed or modified in litigation. If there is a delay in obtaining any required regulatory approval, it could delay projects and cause us to incur costs.
Moreover, new, stricter environmental laws, regulations or enforcement policies, including those imposed in response to climate change, could be implemented that significantly increase our compliance costs, or require us to adopt more costly methods of operation. If we are not able to transform Repauno or Long Ridge into hubs for industrial and energy development in a timely manner, their future prospects could be materially and adversely affected, which may have a material adverse effect on our business, operating results and financial condition.
A cyberattack that bypasses our information technology (“IT”) security systems or the IT security systems of our third-party providers, causing an IT security breach, may lead to a disruption of our IT systems and the loss of business information which may hinder our ability to conduct our business effectively and may result in lost revenues and additional costs.
Parts of our business depend on the secure operation of our IT systems and the IT systems of our third-party providers to manage, process, store, and transmit information. We have, from time to time, experienced threats to our data and systems, including malware and computer virus attacks. A cyberattack that bypasses our IT security systems or the IT security systems of our third-party providers, causing an IT security breach, could adversely impact our daily operations and lead to the loss of sensitive information, including our own proprietary information and that of our customers, suppliers and employees. Such losses could harm our reputation and result in competitive disadvantages, litigation, regulatory enforcement actions, lost revenues, additional costs and liabilities. While we devote substantial resources to maintaining adequate levels of cyber-security, our resources and technical sophistication may not be adequate to prevent all types of cyberattacks.

If we are deemed an “investment company” under the Investment Company Act, it could have a material adverse effect on our business, prospects, financial condition, results of operations and cash flows.
We conduct our operations so that neither we nor any of our subsidiaries are required to register as an investment company under the Investment Company Act. Section 3(a)(1)(A) of the Investment Company Act defines an investment company as any issuer that is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities. Section 3(a)(1)(C) of the Investment Company Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value of the issuer’s total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. Excluded from the term “investment securities,” among other things, are U.S. government securities and securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company for certain privately offered investment vehicles set forth in Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act.
The Investment Company Act may limit our and our subsidiaries’ ability to enter into financing leases and engage in other types of financial activity because less than 40% of the value of our and our subsidiaries’ total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis can consist of “investment securities.”
If we or any of our subsidiaries were required to register as an investment company under the Investment Company Act, the registered entity would become subject to substantial regulation that would significantly change our operations, and we would not be able to conduct our business as described in this Information Statement. We have not obtained a formal determination from the SEC as to our status under the Investment Company Act and, consequently, any violation of the Investment Company Act would subject us to material adverse consequences.
We have material customer concentration with respect to the Jefferson Terminal and Transtar businesses, with a limited number of customers accounting for a material portion of our revenues.
We earned approximately 20%, 40%, and 48% of our revenue from one customer in the Jefferson Terminal segment during the nine-months ended September 30, 2021 and years ended December 31, 2020 and 2019, respectively, and 26% from one customer in the Transtar segment during the nine-months ended September 30, 2021 (based on FTAI’s period of ownership of Transtar). As of September 30, 2021, accounts receivable from three customers from the Jefferson Terminal, Ports and Terminals and Transtar segments represented 77% of total accounts receivable, net. As of December 31, 2019, and 2020, accounts receivable from two customers in the Jefferson Terminal segment represented 63% and 71% of total accounts receivable, net, respectively.
There are inherent risks whenever a large percentage of total revenues are concentrated with a limited number of customers. It is not possible for us to predict the future level of demand for our services that will be generated by these customers or the future demand for the products and services of these customers in the end-user marketplace. In addition, revenues from these customers may fluctuate from time to time based on the commencement and completion of projects, the timing of which may be affected by market conditions or other factors, some of which may be outside of our control. If any of these customers experience declining or delayed sales due to market, economic or competitive conditions, we could be pressured to reduce the prices we charge for our services or we could lose a major customer. Any such development could have an adverse effect on our margins and financial position, and would negatively affect our revenues and results of operations and/or trading price of our common stock.
FTAI’s recent acquisition of Transtar may not achieve its intended results and we may be unable to successfully integrate the operations of Transtar.
On July 28, 2021, FTAI completed the previously announced acquisition of 100% of the equity interests of Transtar (the “Transtar Acquisition”), a wholly owned short-line railroad subsidiary of United States Steel Corporation (the “Seller”). Transtar is comprised of five short-line freight railroads and one switching company, including two that connect to Seller’s largest production facilities in North America: the Gary Railway Company, Indiana; The Lake Terminal Railroad Company, Ohio; Union Railroad Company LLC, Pennsylvania; Fairfield Southern Company Inc., Alabama (switching company); Delray Connecting Railroad Company, Michigan; and the Texas & Northern Railroad Company, Texas. Transtar will be our asset following the completion of the spin-off transaction.

As a result, we are subject to certain risks relating to the Transtar Acquisition, which could have a material adverse effect on our business, results of operations and financial condition, some of which may be exacerbated by the spin-off transaction. Such risks may include, but are not limited to:
•	failure to successfully integrate Transtar in a manner that permits us to realize the anticipated benefits of the acquisition;
•	difficulties and delays integrating Transtar’s personnel, operations and systems and retaining key employees, including as a result of the spin-off transaction;
•	higher than anticipated costs incurred in connection with the integration of the business and operations of Transtar, including as a result of the spin-off transaction;
•	challenges in operating and managing rail lines across geographically disparate regions;
•	disruptions to our ongoing business and diversions of our management’s attention caused by transition or integration activities involving Transtar, including as a result of the spin-off transaction;
•	challenges with implementing adequate and appropriate controls, procedures and policies in Transtar’s business, including as a result of the spin-off transaction;
•	Transtar’s dependence on the Seller as its primary customer;
•	difficulties expanding our customer base;
•	difficulties arising from Transtar’s dependence on the Seller to provide a variety of necessary transition services to Transtar and any failure by the Seller to adequately provide such services;
•	assumption of pre-existing contractual relationships of Transtar that we may not have otherwise entered into, the termination or modification of which may be costly or disruptive to our business; and
•	any potential litigation arising from the transaction.
The successful integration of a new business also depends on our ability to manage the new business, realize forecasted synergies and full value from the combined business. Our business, results of operations, financial condition and cash flows could be materially adversely affected if we are unable to successfully integrate Transtar.
Risks Related to Our Manager
We are dependent on our Manager and other key personnel at Fortress and may not find suitable replacements if our Manager terminates the Management Agreement or if other key personnel depart.
Our officers and other individuals who perform services for us (other than Jefferson Terminal, Repauno, Long Ridge, Transtar, Aleon and Gladieux, KRS, Clean Planet USA, FYX, CarbonFree and Containers employees) are employees of our Manager or other Fortress entities. We are completely reliant on our Manager, which has significant discretion as to the implementation of our operating policies and strategies, to conduct our business. We are subject to the risk that our Manager will terminate the Management Agreement and that we will not be able to find a suitable replacement for our Manager in a timely manner, at a reasonable cost, or at all. Furthermore, we are dependent on the services of certain key employees of our Manager and certain key employees of Fortress entities whose compensation is partially or entirely dependent upon the amount of management fees earned by our Manager and whose continued service is not guaranteed, and the loss of such personnel or services could materially adversely affect our operations. We do not have key man insurance for any of the personnel of the Manager or other Fortress entities that are key to us. An inability to find a suitable replacement for any departing employee of our Manager or Fortress entities on a timely basis could materially adversely affect our ability to operate and grow our business.
In addition, our Manager may assign our Management Agreement to an entity whose business and operations are managed or supervised by Mr. Wesley R. Edens, who is a principal, Co-Chief Executive Officer and a member of the board of directors of Fortress, an affiliate of our Manager, and a member of the management committee of Fortress since co-founding Fortress in May 1998. In the event of any such assignment to a non-affiliate of Fortress, the functions currently performed by our Manager’s current personnel may be performed by others. We can give you no assurance that such personnel would manage our operations in the same manner as our Manager currently does, and the failure by the personnel of any such entity to acquire assets generating attractive risk-adjusted returns could have a material adverse effect on our business, financial condition, results of operations and cash flows.

On December 27, 2017, SoftBank completed its acquisition of Fortress (the “SoftBank Merger”). In connection with the SoftBank Merger, Fortress operates within SoftBank as an independent business headquartered in New York.
There are conflicts of interest in our relationship with our Manager.
Our Management Agreement was not negotiated at arm’s-length, and its terms, including fees payable, may not be as favorable to us as if they had been negotiated with an unaffiliated third party.
There are conflicts of interest inherent in our relationship with our Manager insofar as our Manager and its affiliates—including investment funds, private investment funds, or businesses managed by our Manager, including Seacastle Inc. and Florida East Coast Industries, LLC (“FECI”)—invest in transportation and transportation-related infrastructure assets and whose investment objectives overlap with our asset acquisition objectives. Certain opportunities appropriate for us may also be appropriate for one or more of these other investment vehicles. Certain members of our board of directors and employees of our Manager who are our officers also serve as officers and/or directors of these other entities. For example, we may have some of the same directors and officers as Seacastle Inc. Although we have the same Manager, we may compete with entities affiliated with our Manager or Fortress, including Seacastle Inc. and FECI, for certain target assets. From time to time, entities affiliated with or managed by our Manager or Fortress may focus on investments in assets with a similar profile as our target assets that we may seek to acquire. These affiliates may have meaningful purchasing capacity, which may change over time depending upon a variety of factors, including, but not limited to, available equity capital and debt financing, market conditions and cash on hand. Fortress has multiple existing and planned funds focused on investing in one or more of our target sectors, each with significant current or expected capital commitments. We will receive in the spin-off assets previously purchased by FTAI, and we may in the future purchase assets, from these funds, and FTAI has previously co-invested and we may in the future co-invest with these funds in infrastructure assets. Fortress funds generally have a fee structure similar to ours, but the fees actually paid will vary depending on the size, terms and performance of each fund.
Our Management Agreement generally does not limit or restrict our Manager or its affiliates from engaging in any business or managing other pooled investment vehicles that invest in assets that meet our asset acquisition objectives. Our Manager intends to engage in additional infrastructure related management and other investment opportunities in the future, which may compete with us for investments or result in a change in our current investment strategy. In addition, our certificate of incorporation will provide that if any of the Fortress Parties or any of their officers, directors or employees acquire knowledge of a potential transaction that could be a corporate opportunity, they have no duty, to the fullest extent permitted by law, to offer such corporate opportunity to us, our stockholders or our affiliates. In the event that any of our directors and officers who is also a director, officer or employee of any of the Fortress Parties or their affiliates acquires knowledge of a corporate opportunity or is offered a corporate opportunity, provided that this knowledge was not acquired solely in such person’s capacity as a director or officer of us and such person acts in good faith, then to the fullest extent permitted by law such person is deemed to have fully satisfied such person’s fiduciary duties owed to us and is not liable to us if any of the Fortress Parties, or their respective affiliates, pursues or acquires the corporate opportunity or if such person did not present the corporate opportunity to us.
The ability of our Manager and its officers and employees to engage in other business activities, subject to the terms of our Management Agreement, may reduce the amount of time our Manager, its officers or other employees spend managing us. In addition, we may engage (subject to our strategy) in material transactions with our Manager or another entity managed by our Manager or one of its affiliates, including FTAI, Seacastle Inc. and FECI, which may include, but are not limited to, certain acquisitions, financing arrangements, purchases of debt, co-investments, consumer loans, servicing advances and other assets that present an actual, potential or perceived conflict of interest. Our board of directors will adopt a policy regarding the approval of any “related party transactions” pursuant to which certain of the material transactions described above may require disclosure to, and approval by, the independent members of our board of directors. Actual, potential or perceived conflicts have given, and may in the future give, rise to investor dissatisfaction, litigation or regulatory inquiries or enforcement actions. Appropriately dealing with conflicts of interest is complex and difficult, and our reputation could be damaged if we fail, or appear to fail, to deal appropriately with one or more potential, actual or perceived conflicts of interest. Regulatory scrutiny of, or litigation in connection with, conflicts of interest could have a material adverse effect on our reputation, which could materially adversely affect our business in a number of ways, including causing an inability to raise additional funds, a reluctance of counterparties to do business with us, a decrease in the prices of our equity securities and a resulting increased risk of litigation and regulatory enforcement actions.

The structure of our Manager’s compensation arrangements may have unintended consequences for us. We have agreed to pay our Manager a management fee that is based on different measures of performance. Consequently, there may be conflicts in the incentives of our Manager to generate attractive risk-adjusted returns for us. Investments with higher yield potential are generally riskier or more speculative than investments with lower yield potential. This could result in increased risk to the value of our portfolio of assets and our common stock.
Our directors have approved a broad asset acquisition strategy for our Manager and will not approve each acquisition we make at the direction of our Manager. In addition, we may change our strategy without a shareholder vote, which may result in our acquiring assets that are different, riskier or less profitable than our current assets.
Our Manager is authorized to follow a broad asset acquisition strategy. We may pursue other types of acquisitions as market conditions evolve. Our Manager makes decisions about our investments in accordance with broad investment guidelines adopted by our board of directors. Accordingly, we may, without a shareholder vote, change our target sectors and acquire a variety of assets that differ from, and are possibly riskier than, our current asset portfolio. Consequently, our Manager has great latitude in determining the types and categories of assets it may decide are proper investments for us, including the latitude to invest in types and categories of assets that may differ from those in our existing portfolio. Our directors will periodically review our strategy and our portfolio of assets. However, our board will not review or pre-approve each proposed acquisition or our related financing arrangements. In addition, in conducting periodic reviews, the directors will rely primarily on information provided to them by our Manager. Furthermore, transactions entered into by our Manager may be difficult or impossible to reverse by the time they are reviewed by the directors even if the transactions contravene the terms of the Management Agreement. In addition, we may change our asset acquisition strategy, including our target asset classes, without a shareholder vote.
Our asset acquisition strategy may evolve in light of existing market conditions and investment opportunities, and this evolution may involve additional risks depending upon the nature of the assets we target and our ability to finance such assets on a short or long-term basis. Opportunities that present unattractive risk-return profiles relative to other available opportunities under particular market conditions may become relatively attractive under changed market conditions and changes in market conditions may therefore result in changes in the assets we target. Decisions to make acquisitions in new asset categories present risks that may be difficult for us to adequately assess and could therefore reduce or eliminate our ability to pay dividends on our common stock or have adverse effects on our liquidity or financial condition. A change in our asset acquisition strategy may also increase our exposure to interest rate, foreign currency or credit market fluctuations. In addition, a change in our asset acquisition strategy may increase our use of non-match-funded financing, increase the guarantee obligations we agree to incur or increase the number of transactions we enter into with affiliates. Our failure to accurately assess the risks inherent in new asset categories or the financing risks associated with such assets could adversely affect our results of operations and our financial condition.
Our Manager will not be liable to us for any acts or omissions performed in accordance with the Management Agreement, including with respect to the performance of our assets.
Pursuant to our Management Agreement, our Manager will not assume any responsibility other than to render the services called for thereunder in good faith and will not be responsible for any action of our board of directors in following or declining to follow its advice or recommendations. Our Manager, its members, managers, officers, employees, sub-advisers and any other person controlling or Manager, will not be liable to us or any of our subsidiaries, to our board of directors, or our or any subsidiary’s shareholders or partners for any acts or omissions by our Manager, its members, managers, officers, employees, sub-advisers and any other person controlling or Manager, except liability to us, our stockholders, directors, officers and employees and persons controlling us, by reason of acts constituting bad faith, willful misconduct, gross negligence or reckless disregard of our Manager’s duties under our Management Agreement. We will, to the full extent lawful, reimburse, indemnify and hold our Manager, its members, managers, officers and employees, sub-advisers and each other person, if any, controlling our Manager harmless of and from any and all expenses, losses, damages, liabilities, demands, charges and claims of any nature whatsoever (including attorneys’ fees) in respect of or arising from any acts or omissions of an indemnified party made in good faith in the performance of our Manager’s duties under our Management Agreement and not constituting such indemnified party’s bad faith, willful misconduct, gross negligence or reckless disregard of our Manager’s duties under our Management Agreement.

Our Manager’s due diligence of potential asset acquisitions or other transactions may not identify all pertinent risks, which could materially affect our business, financial condition, liquidity and results of operations.
Our Manager intends to conduct due diligence with respect to each asset acquisition opportunity or other transaction it pursues. It is possible, however, that our Manager’s due diligence processes will not uncover all relevant facts, particularly with respect to any assets we acquire from third parties. In these cases, our Manager may be given limited access to information about the asset and will rely on information provided by the seller of the asset. In addition, if asset acquisition opportunities are scarce, the process for selecting bidders is competitive, or the timeframe in which we are required to complete diligence is short, our ability to conduct a due diligence investigation may be limited, and we would be required to make decisions based upon a less thorough diligence process than would otherwise be the case. Accordingly, transactions that initially appear to be viable may prove not to be over time, due to the limitations of the due diligence process or other factors.
Risks Related to the Separation
We may be unable to achieve some or all of the benefits that we expect to achieve from our separation from FTAI.
We may not be able to achieve the full strategic and financial benefits that we expect will result from our separation from FTAI or such benefits may be delayed or may not occur at all. For example, there can be no assurance that analysts and investors will regard our corporate structure as clearer and simpler than the current FTAI corporate structure or place a greater value on our company as a stand-alone corporation than on our businesses being a part of FTAI.
Our agreements with FTAI may not reflect terms that would have resulted from arm’s-length negotiations among unaffiliated third parties.
The agreements related to our separation from FTAI, including the Separation and Distribution Agreement, were negotiated in the context of our separation from FTAI while we were still part of FTAI and, accordingly, may not reflect terms that would have resulted from arm’s-length negotiations among unaffiliated third parties. The terms of the agreements we negotiated in the context of our separation related to, among other things, allocation of assets, liabilities, rights, indemnifications and other obligations among FTAI and us. See “Certain Relationships and Related Party Transactions.”
The ownership by some of our executive officers and directors of common shares, options, or other equity awards of FTAI may create, or may create the appearance of, conflicts of interest.
Because some of our directors, officers and other employees of our Manager also currently hold positions with FTAI, they own FTAI common shares, options to purchase FTAI common shares or other equity awards. Ownership by some of our directors and officers, after our separation, of common shares or options to purchase common shares of FTAI, or any other equity awards, creates, or, may create the appearance of, conflicts of interest when these directors and officers are faced with decisions that could have different implications for FTAI than they do for us.
We may compete with affiliates of and entities managed by our Manager, including FTAI, which could adversely affect our and their results of operations.
Affiliates of and entities managed by our Manager, including FTAI, are primarily engaged in the infrastructure and energy business and invest in, and actively manage, portfolios of infrastructure and energy investments and other assets. Affiliates of and entities managed by our Manager, including FTAI, are not restricted in any manner from competing with us. After the distribution, affiliates of and entities managed by our Manager, including FTAI, may decide to invest in the same types of assets that we invest in. Furthermore, after the distribution, we will have the same Manager and certain directors and officers will be the same as FTAI and certain of our Manager’s other affiliates. See “—Risks Related to Our Manager—There are conflicts of interest in our relationship with our Manager.”
We will share certain key directors and officers with FTAI, which means those officers will not devote their full time and attention to our affairs and the overlap may give rise to conflicts.
Following the distribution, there will be an overlap between certain key directors and officers of the company and of FTAI subsidiaries.     will serve as    of the company and of FTAI. As a result, following the distribution, not all of our executive officers will be devoting their full time and attention to the company’s affairs. In addition, immediately following the distribution,    members of our board of directors,    , will also be

directors of FTAI. Shared directors and officers may have actual or apparent conflicts of interest with respect to matters involving or affecting each company. For example, there will be the potential for a conflict of interest when we on the one hand, and FTAI and its respective subsidiaries and successors on the other hand, are party to commercial transactions concerning the same or adjacent investments. In addition, after the distribution, certain of our directors and officers will continue to own shares and/or options or other equity awards of FTAI. These ownership interests could create actual, apparent or potential conflicts of interest when these individuals are faced with decisions that could have different implications for our company and FTAI. See “Certain Relationships and Related Party Transactions—Our Manager and Management Agreement” for a discussion of certain procedures we will institute to help ameliorate such potential conflicts that may arise.
Risks Related to Our Common Stock
The market price and trading volume of our common stock may be volatile, which could result in rapid and substantial losses for our stockholders.
The market price of our common stock may be highly volatile and could be subject to wide fluctuations. In addition, the trading volume in our common stock may fluctuate and cause significant price variations to occur. If the market price of our common stock declines significantly, you may be unable to resell your stock at or above your purchase price, if at all. The market price of our common stock may fluctuate or decline significantly in the future. Some of the factors that could negatively affect our stock price or result in fluctuations in the price or trading volume of our stock include:
•	a shift in our investor base;
•	our quarterly or annual earnings, or those of other comparable companies;
•	actual or anticipated fluctuations in our operating results;
•	changes in accounting standards, policies, guidance, interpretations or principles;
•	announcements by us or our competitors of significant investments, acquisitions or dispositions;
•	the failure of securities analysts to cover our common stock;
•	changes in earnings estimates by securities analysts or our ability to meet those estimates;
•	the operating and share price performance of other comparable companies;
•	overall market fluctuations;
•	general economic conditions; and
•	developments in the markets and market sectors in which we participate.
Stock markets in the United States have experienced extreme price and volume fluctuations. Market fluctuations, as well as general political and economic conditions, such as acts of terrorism, prolonged economic uncertainty, a recession or interest rate or currency rate fluctuations, could adversely affect the market price of our common stock.
There can be no assurance that the market for our common stock will provide you with adequate liquidity.
There can be no assurance that an active trading market for our common stock will develop or be sustained in the future, and the market price of our stock may fluctuate widely, depending upon many factors, some of which may be beyond our control. These factors include, without limitation:
•	a shift in our investor base;
•	our quarterly or annual earnings and cash flows, or those of other comparable companies;
•	actual or anticipated fluctuations in our operating results;
•	changes in accounting standards, policies, guidance, interpretations or principles;
•	announcements by us or our competitors of significant investments, acquisitions, dispositions or other transactions;
•	the failure of securities analysts to cover our stock;

•	changes in earnings estimates by securities analysts or our ability to meet those estimates;
•	market performance of affiliates and other counterparties with whom we conduct business;
•	the operating and stock price performance of other comparable companies;
•	our failure to maintain our exemption under the Investment Company Act or satisfy the NYSE listing requirements;
•	negative public perception of us, our competitors or industry;
•	overall market fluctuations; and
•	general economic conditions.
Stock markets in general have experienced volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations may adversely affect the market price of our common stock.
Substantial sales of common stock may occur in connection with the distribution, which could cause our stock price to decline.
The shares of our common stock that FTAI intends to distribute to its shareholders generally may be sold immediately in the public market. Although we have no actual knowledge of any plan or intention on the part of any 5% or greater shareholder to sell our common stock following the distribution, it is possible that some FTAI shareholders, including possibly some of our large stockholders, will sell our common stock received in the distribution. In addition, FTAI shareholders may sell our stock because our business profile or market capitalization as an independent company does not fit their investment objectives or because our common stock is not included in certain indices after the distribution. The sales of significant amounts of our common stock or the perception in the market that this will occur may result in the lowering of the market price of our common stock.
We are an “emerging growth company” under the JOBS Act, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our securities less attractive to investors.
We are and we will remain an “emerging growth company” as defined in the JOBS Act until the earlier of (a) the last day of the fiscal year (i) following the fifth anniversary of the completion of the initial offering, (ii) in which we have total annual gross revenue of at least $1 billion, or (iii) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (b) the date on which we have issued more than $1.07 billion in non-convertible debt during the prior three-year period. For so long as we remain an “emerging growth company” we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. We cannot predict if investors will find our common stock less attractive because we will rely on some or all of these exemptions.
In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected not to take advantage of the benefits of this extended transition period.
Failure to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 could have a material adverse effect on our business and stock price.
As a public company, we are required to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. Internal control over financial reporting is complex and may be revised over time to adapt to changes in our business, or changes in applicable accounting rules. We may make investments through joint ventures and accounting for such investments can increase the complexity of maintaining effective internal control over financial reporting. We cannot assure you that our internal control over financial reporting will be effective in the future or that a material weakness will not be discovered with respect to a prior period for which we had previously believed that our internal control over financial reporting was effective. If we are not able to maintain or document effective internal control over financial reporting, our independent registered public accounting firm may issue an adverse opinion as to the effectiveness of our internal control over financial reporting. Matters impacting our internal control over financial reporting may cause us to be unable to report our financial information on a timely basis, or may cause us to restate previously issued financial information, and thereby subject us to adverse regulatory consequences, including sanctions or investigations by the SEC, or violations of applicable stock exchange listing rules. There could also be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our financial statements. Confidence in the reliability of our financial statements is also likely to suffer if we or our independent registered public accounting firm reports a material weakness in the effectiveness of our internal control over financial reporting. This could materially adversely affect us by, for example, leading to a decline in our stock price and impairing our ability to raise capital.
Your percentage ownership in us may be diluted in the future.
Your percentage ownership in us may be diluted in the future because of equity awards that we expect will be granted to our Manager, to the directors, officers and employees of our Manager who perform services for us, and to our directors, officers and employees, as well as other equity instruments such as debt and equity financing. In addition, following the distribution, we expect FTAI options held by our Manager, by the directors, officers and employees of our Manager, and by our directors, officers and employees will be equitably adjusted to become separate options relating to both FTAI common shares and our common stock, resulting in additional dilution to your ownership in FTAI Infrastructure. It is anticipated that options relating to our common stock will be distributed pursuant to such adjustment. For a description of the equitable adjustments expected to be made to FTAI options, see “Management—Equitable Adjustment of Options.” We will adopt the FTAI Infrastructure Nonqualified Stock Option and Incentive Award Plan (the “Plan”), which will provide for the grant of equity-based awards, including restricted stock, options, stock appreciation rights, performance awards, tandem awards and other equity-based and non-equity based awards, in each case to our Manager, to the directors, officers, employees, service providers, consultants and advisor of our Manager who perform services for us, and to our directors, officers, employees, service providers, consultants and advisors. We will reserve       million shares of our common stock for issuance under the Plan. The term of the Plan expires in 2032. On the first day of each fiscal year beginning during the ten-year term of the Plan, that number will be increased by a number of shares of our common stock equal to 10% of the number of shares of our common stock newly issued by us during the immediately preceding fiscal year. For a more detailed description of the Plan, see “Management—FTAI Infrastructure Nonqualified Stock Option and Inventive Award Plan.” Upon the successful completion of an offering of our common by us, we will issue to our Manager options to purchase shares of our common stock, equal to 10% of the number of shares sold in the offering. Our board of directors may also determine to issue options to the Manager that are not subject to the Plan; provided that the number of shares underlying any options granted to the Manager in connection with capital raising efforts would not exceed 10% of the shares sold in such offering and would be subject to NYSE rules.
We may incur or issue debt or issue equity, which may negatively affect the market price of our common stock.
We may in the future incur or issue debt or issue equity or equity-related securities. In the event of our liquidation, lenders and holders of our debt and holders of our preferred stock (if any) would receive a distribution of our available assets before common stockholders. Any future incurrence or issuance of debt would increase our interest cost and could adversely affect our results of operations and cash flows. We are not required to offer any additional equity securities to existing common stockholders on a preemptive basis. Therefore, additional issuances of common stock, directly or through convertible or exchangeable securities, warrants or options, will dilute the holdings of our existing common stockholders and such issuances, or the perception of such issuances, may reduce the market price of our common stock. Any preferred stock issued by us would likely have, a preference on distribution payments, periodically or upon liquidation, which could eliminate or otherwise limit our ability to make distributions to common stockholders. Because our decision to incur or issue debt or issue equity or equity-related securities in the future will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing, nature or success of our future capital raising efforts. Thus, stockholders bear the risk that our future incurrence or issuance of debt or issuance of equity or equity-related securities will adversely affect the market price of our stock.
Changes to United States federal income tax laws could materially and adversely affect FTAI Infrastructure and FTAI Infrastructure’s stockholders.
The present United States federal income tax laws may be modified, possibly with retroactive effect, by legislative, judicial, or administrative action at any time, which could affect the United States federal income tax treatment of FTAI Infrastructure or an investment in FTAI Infrastructure common stock. The United States federal income tax rules are constantly under review by persons involved in the legislative process, the Internal Revenue Service (“IRS”), and the United States Treasury Department, which results in statutory changes as well as frequent revisions to regulations and interpretations. We cannot predict how changes in the tax laws might affect FTAI Infrastructure and its stockholders.
An increase in market interest rates may have an adverse effect on the market price of our common stock.
One of the factors that investors may consider in deciding whether to buy or sell shares of our common stock is our distribution rate as a percentage of our stock price relative to market interest rates. If the market price of our common stock is based primarily on the earnings and return that we derive from our investments and income with respect to our investments and our related distributions to stockholders, and not from the market value of the investments themselves, then interest rate fluctuations and capital market conditions will likely affect the market price of our common stock. For instance, if market interest rates rise without an increase in our distribution rate, the market price of our common stock could decrease, as potential investors may require a higher distribution yield on our common stock or seek other securities paying higher distributions or interest. In addition, rising interest rates would result in increased interest expense on our outstanding and future (variable and fixed) rate debt, thereby adversely affecting cash flow and our ability to service our indebtedness and pay distributions.
Provisions of Delaware law, our certificate of incorporation and our bylaws, prevent or delay an acquisition of our company, which could decrease the market price of our common stock.
Delaware law contains, and our certificate of incorporation and bylaws will contain, provisions that are intended to deter coercive takeover practices and inadequate takeover bids by making such practices or bids unacceptably expensive to the raider and to encourage prospective acquirers to negotiate with our board of directors rather than to attempt a hostile takeover. These provisions include, among others:
•	a classified board of directors with staggered three-year terms;
•
provisions regarding the election of directors, classes of directors, the term of office of directors, the filling of director vacancies and the resignation and removal of directors for cause only upon the affirmative vote of at least 80% of the then issued and outstanding shares of our capital stock entitled to vote thereon;

•	provisions regarding corporate opportunity only upon the affirmative vote of at least 80% of the then issued and outstanding shares of our capital stock entitled to vote thereon;
•	removal of directors only for cause and only with the affirmative vote of at least 80% of the then issued and outstanding shares of our capital stock entitled to vote in the election of directors;
•	our board of directors to determine the powers, preferences and rights of our preferred stock and to issue such preferred stock without stockholder approval;
•	advance notice requirements applicable to stockholders for director nominations and actions to be taken at annual meetings;
•
a prohibition will be in our certificate of incorporate that states that no holder of our common stock will have cumulative voting rights in the election of directors, which means that the holders of a majority of the issued and outstanding shares of common stock can elect all the directors standing for election; and

•
a requirement in our bylaws specifically denying the ability of our stockholders to consent in writing to take any action in lieu of taking such action at a duly called annual or special meeting of our stockholders.

Public stockholders who might desire to participate in these types of transactions may not have an opportunity to do so, even if the transaction is considered favorable to stockholders. These anti-takeover provisions could substantially impede the ability of public stockholders to benefit from a change in control or a change in our management and board of directors and, as a result, may adversely affect the market price of our common stock and your ability to realize any potential change of control premium.
While we currently intend to pay regular quarterly dividends to our stockholders, we may change our dividend policy at any time.
Although we currently intend to pay regular quarterly dividends to holders of our common stock, we may change our dividend policy at any time. Our net cash provided by operating activities could be less than the amount of distributions to our shareholders. The declaration and payment of dividends to holders of our common stock will be at the discretion of our board of directors in accordance with applicable law after taking into account various factors, including actual results of operations, liquidity and financial condition, net cash provided by operating activities, restrictions imposed by applicable law, our taxable income, our operating expenses and other factors our board of directors deem relevant. Our long-term goal is to maintain a payout ratio of between 50-60% of funds available for distribution, with remaining amounts used primarily to fund our future acquisitions and opportunities. There can be no assurance that we will continue to pay dividends in amounts or on a basis consistent with prior distributions to our investors, if at all. Because we are a holding company and have no direct operations, we will only be able to pay dividends from our available cash on hand and any funds we receive from our subsidiaries and our ability to receive distributions from our subsidiaries may be limited by the financing agreements to which they are subject.
As a public company, we will incur additional costs and face increased demands on our management.
As a newly independent public company with shares listed on the NYSE, we will need to comply with an extensive body of regulations that did not apply to us previously, including certain provisions of the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, regulations of the SEC and requirements of the NYSE. These rules and regulations will increase our legal and financial compliance costs and make some activities more time-consuming and costly. For example, as a result of becoming a public company, we must have independent directors and board committees.
If securities or industry analysts do not publish research or reports about our business, or if they downgrade their recommendations regarding our common stock, our stock price and trading volume could decline.
The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If any of the analysts who may cover us downgrades our common stock or publishes inaccurate or unfavorable research about our business, our common stock price may decline. If analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our common stock price or trading volume to decline and our common stock to be less liquid.
Our determination of how much leverage to use to finance our acquisitions may adversely affect our return on our assets and may reduce funds available for distribution.
We utilize leverage to finance many of our asset acquisitions, which entitles certain lenders to cash flows prior to retaining a return on our assets. While our Manager targets using only what we believe to be reasonable leverage, our strategy does not limit the amount of leverage we may incur with respect to any specific asset. The return we are able to earn on our assets and funds available for distribution to our stockholders may be significantly reduced due to changes in market conditions, which may cause the cost of our financing to increase relative to the income that can be derived from our assets.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This Information Statement contains certain “forward-looking statements” that are subject to risks and uncertainties. These statements are not historical facts but instead represent only our belief regarding future events, many of which are inherently uncertain and outside of our control. These statements may address, among other things, our possible or assumed future results of our business, financial condition, liquidity, results of operations, plans and objectives. When we use the words “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates,” “target,” “projects,” “contemplates” or the negative version of those words or other comparable words, we intend to identify forward-looking statements. Our actual results, liquidity and financial condition may differ from the anticipated results, liquidity and financial condition indicated in these forward-looking statements.
Such forward-looking statements are subject to various risks and uncertainties and assumptions relating to our operations, financial results, financial condition, business, prospects, growth strategy and liquidity. Accordingly, there are or will be important factors that could cause our actual results to differ materially from those indicated in these statements. The following is a summary of the principal risk factors that make investing in our securities risky and may materially adversely affect our business, financial condition, results of operations and cash flows. This summary should be read in conjunction with the more complete discussion of the risk factors we face, which are set forth in the “Risk Factors” section of this Information Statement. We believe that these factors include, but are not limited to:
•
changes in economic conditions generally and specifically in our industry sectors, and other risks relating to the global economy, including, but not limited to, ongoing COVID-19 pandemic and other public health crises, and any related responses or actions by businesses and governments;

•	reductions in cash flows received from our assets;
•	our ability to take advantage of acquisition opportunities at favorable prices;
•	a lack of liquidity surrounding our assets, which could impede our ability to vary our portfolio in an appropriate manner;
•	the relative spreads between the yield on the assets we acquire and the cost of financing;
•	adverse changes in the financing markets we access affecting our ability to finance our acquisitions;
•	customer defaults on their obligations;
•	our ability to renew existing contracts and enter into new contracts with existing or potential customers;
•	the availability and cost of capital for future acquisitions;
•	concentration of a particular type of asset or in a particular sector;
•	the competitive market for acquisition opportunities;
•	risks related to operating through joint ventures, partnerships, consortium arrangements or other collaborations with third parties;
•	obsolescence of our assets or our ability to sell our assets;
•	exposure to uninsurable losses and force majeure events;
•	infrastructure operations and maintenance may require substantial capital expenditures;
•	the legislative/regulatory environment and exposure to increased economic regulation;
•	difficulties in obtaining effective legal redress in jurisdictions in which we operate with less developed legal systems;
•	our ability to maintain our exemption from registration under the Investment Company Act and the fact that maintaining such exemption imposes limits on our operations;
•	our ability to successfully utilize leverage in connection with our investments;
•	foreign currency risk and risk management activities;

•	effectiveness of our internal control over financial reporting;
•	exposure to environmental risks, including natural disasters, increasing environmental legislation and the broader impacts of climate change;
•	changes in interest rates and/or credit spreads, as well as the success of any hedging strategy we may undertake in relation to such changes;
•	actions taken by national, state, or provincial governments, including nationalization, or the imposition of new taxes, could materially impact the financial performance or value of our assets;
•	our dependence on our Manager and its professionals and actual, potential or perceived conflicts of interest in our relationship with our Manager;
•	effects of the merger of Fortress Investment Group LLC with affiliates of SoftBank.;
•	volatility in the market price of our shares;
•	the inability to pay dividends to our stockholders in the future; and
•	other risks described in the “Risk Factors” section of this Information Statement.
These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this Information Statement. The forward-looking statements made in this Information Statement relate only to events as of the date on which the statements are made. We do not undertake any obligation to publicly update or review any forward-looking statement except as required by law, whether as a result of new information, future developments or otherwise.
If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, our actual results may vary materially from what we may have expressed or implied by these forward-looking statements. We caution that you should not place undue reliance on any of our forward-looking statements. Furthermore, new risks and uncertainties arise from time to time, and it is impossible for us to predict those events or how they may affect us.
We also direct readers to other risks and uncertainties referenced in this Information Statement, including those set forth under “Risk Factors.” We caution that you should not place undue reliance on any of our forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made. New risks and uncertainties arise from time to time, and it is impossible for us to predict those events or how they may affect us. Except as required by law, we are under no obligation (and expressly disclaim any obligation) to update or alter any forward-looking statement, whether written or oral, that we may make from time to time, whether as a result of new information, future events or otherwise.

OUR SPIN-OFF FROM FTAI
General
The FTAI board of directors, and a special committee thereof, has determined upon careful review and consideration that the spin-off of FTAI Infrastructure’s assets from the rest of FTAI and the establishment of FTAI Infrastructure as a separate, publicly traded company is in FTAI’s best interests.
In furtherance of this plan, FTAI will distribute all of the shares of our common stock held by FTAI to holders of FTAI common shares, subject to certain conditions. The distribution of the shares of our common stock will take place on  , 2022. On the distribution date, each holder of FTAI common shares will receive one share of our common stock for each FTAI common share held at the close of business on the record date, as described below. Immediately following the distribution, FTAI’s shareholders will own substantially all of our common stock. You will not be required to make any payment, surrender or exchange your FTAI common shares or take any other action to receive your shares of our common stock.
The distribution of our common stock as described in this Information Statement is subject to the satisfaction or waiver of certain conditions. We cannot provide any assurances that the distribution will be completed. For a more detailed description of these conditions, see the section entitled “—Conditions to the Distribution” included elsewhere in this Information Statement.
The anticipated benefits of the spin-off are based on a number of assumptions, and there can be no assurance that such benefits will materialize to the extent anticipated or at all. In the event that the spin-off does not result in such benefits, the costs associated with the transaction, including an expected increase in general and administrative expenses and management compensation, could have a negative effect on our and FTAI’s financial condition and ability to make distributions to stockholders or shareholders. For more information about the risks associated with the spin-off, see “Risk Factors.”
The Number of Shares You Will Receive
For each FTAI common share that you owned at the close of business on    , 2022, the record date, you will receive one share of our common stock on the distribution date.
Transferability of Shares You Receive
The shares of FTAI Infrastructure common stock distributed to FTAI shareholders will be freely transferable, except for shares received by persons who may be deemed to be FTAI Infrastructure “affiliates” under the Securities Act. Persons who may be deemed to be affiliates of FTAI Infrastructure after the spin-off generally include individuals or entities that control, are controlled by or are under common control with FTAI Infrastructure and may include directors and certain officers or principal stockholders of FTAI Infrastructure. FTAI Infrastructure affiliates will be permitted to sell their shares of FTAI Infrastructure common stock only pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act, such as the exemptions afforded by Rule 144.
When and How You Will Receive the Distributed Shares
FTAI will distribute the shares of our common stock on   , 2022, the distribution date. AST will serve as distribution agent and registrar for our common stock and as distribution agent in connection with the distribution.
If you own FTAI common shares as of the close of business on the record date, the shares of FTAI Infrastructure common stock that you are entitled to receive in the distribution will be issued electronically, as of the distribution date, to you or to your bank or brokerage firm on your behalf by way of direct registration in book-entry form. Registration in book-entry form refers to a method of recording stock ownership when no physical share certificates are issued to stockholders, as is the case in the distribution. No physical stock certificates of FTAI Infrastructure will be issued.
If you sell FTAI common shares in the “regular-way” market prior to the distribution date, you will also sell your right to receive shares of our common stock in the distribution.
For more information see the section entitled “—Market for Common Stock—Trading Between the Record Date and Distribution Date” included elsewhere in this Information Statement.

Commencing on or shortly after the distribution date, if you hold physical stock certificates that represent your FTAI common shares, or if you hold your shares in book-entry form, and you are the registered holder of such shares, the distribution agent will mail to you an account statement that indicates the number of shares of our common stock that have been registered in book-entry form in your name.
Most FTAI shareholders hold their FTAI common shares through a bank or brokerage firm. In such cases, the bank or brokerage firm would be said to hold the stock in “street name” and ownership would be recorded on the bank’s or brokerage firm’s books. If you hold your FTAI common shares through a bank or brokerage firm, your bank or brokerage firm will credit your account for the shares of our common stock that you are entitled to receive in the distribution. If you have any questions concerning the mechanics of having shares of our common stock held in “street name,” we encourage you to contact your bank or brokerage firm.
Results of the Distribution
After the distribution, we will be a separate, publicly traded company. Immediately following the distribution, we expect to have approximately    stockholders of record, based on the number of registered holders of FTAI common shares on   , 2022 and     shares of our common stock outstanding. The actual number of shares to be distributed will be determined on the record date and will reflect any changes in the number of FTAI common shares between , 2022 and the record date for the distribution.
Prior to the spin-off, we will enter into a Separation and Distribution Agreement to effect the spin-off and provide for the allocation between us and FTAI of FTAI’s assets, liabilities and obligations (including tax-related assets and liabilities) attributable to periods prior to our spin-off from FTAI.
For a more detailed description of this agreement, see the section entitled “Certain Relationships and Related Party Transactions.”
The distribution will not affect the number of outstanding FTAI common shares or any rights of FTAI shareholders.
U.S. Federal Income Tax Consequences of the Spin-Off
The following is a summary of U.S. federal income tax consequences generally applicable to the spin-off, and in particular the distribution by FTAI of FTAI Infrastructure common stock to common shareholders of FTAI. For purposes of this section under this heading “—U.S. Federal Income Tax Consequences of the Spin-Off”: references to “FTAI,” “we,” “our” and “us” mean only FTAI and not its subsidiaries or other lower-tier entities, except as otherwise indicated.
The information in this summary is based on: the Internal Revenue Code of 1986, as amended (the “Code”); current, temporary and proposed regulations promulgated by the U.S. Treasury Department (“Treasury Regulations”); the legislative history of the Code; current administrative interpretations and practices of the IRS; and court decisions; all as currently in effect, and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. The summary is also based upon the assumption that FTAI, FTAI Infrastructure, and their respective subsidiaries and affiliated entities will operate in accordance with their applicable organizational documents or partnership agreements and the agreements and other documents applicable the spin-off. This summary is for general information only and is not legal or tax advice. The Code provisions applicable to the spin-off are highly technical and complex, and this summary is qualified in its entirety by the express language of applicable Code provisions, Treasury Regulations, and administrative and judicial interpretations thereof. Moreover, this summary does not purport to discuss all aspects of U.S. federal income taxation that may be important to a particular investor in light of its investment or tax circumstances, or to investors subject to special tax rules, such as:
•	financial institutions;
•	insurance companies;
•	broker-dealers;
•	regulated investment companies;
•	partnerships and trusts;

•	persons who hold our stock on behalf of another person as a nominee;
•	persons who receive our stock through the exercise of employee stock options or otherwise as compensation;
•	persons holding our stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment;
•	persons that own (actually or constructively) more than 5% of our common shares;
•	tax-exempt organizations; and
•	except to the extent expressly discussed below, foreign investors.
This summary assumes that investors hold their FTAI common shares and will hold their FTAI Infrastructure common stock as capital assets, which generally means as property held for investment. This summary also assumes that investors will hold their FTAI common shares at all times from the record date through the distribution date. Special rules may apply to determine the tax consequences to an investor that purchases or sells FTAI common shares between the record date and the distribution date. You are urged to consult your tax advisor regarding the consequences to you of any such sale.
For purposes of this discussion under this heading “U.S. Federal Income Tax Consequences of the Spin-Off,” a U.S. Holder is an FTAI shareholder that is for U.S. federal income tax purposes:
•	a citizen or resident of the United States;
•	a corporation created or organized in the United States or under the laws of the United States, or of any state thereof, or the District of Columbia;
•	an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source; or
•
a trust if (i) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. fiduciaries have the authority to control all substantial decisions of the trust or (ii) the trust has a valid election in effect to be treated as a U.S. person.

A “Non-U.S. Holder” is an FTAI shareholder that is neither a U.S. Holder nor a partnership (or other entity or arrangement treated as a partnership) for U.S. federal income tax purposes. If a partnership, including for this purpose any entity or arrangement that is treated as a partnership for U.S. federal income tax purposes, holds FTAI shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. An investor that is a partnership and the partners in such partnership should consult their tax advisors about the U.S. federal income tax consequences of the spin-off.
The U.S. federal income tax treatment of the spin-off will depend in some instances on determinations of fact and interpretations of complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available. In addition, the tax consequences of the spin-off to any particular FTAI shareholder will depend on the shareholder’s particular tax circumstances. You are urged to consult your tax advisor regarding the federal, state, local, and foreign income and other tax consequences to you of the spin-off in light of your particular investment or tax circumstances.
Tax Treatment of the Spin-Off to U.S. Holders
The following discussion describes the U.S. federal income tax consequences to a U.S. Holder of FTAI common shares upon the receipt of FTAI Infrastructure common stock in the spin-off.
Subject to the discussions below of the rules governing distributions of “marketable securities” and the “disguised sale” rules, the distribution of FTAI Infrastructure common stock is generally not expected to be a taxable event for U.S. Holders. An FTAI shareholder’s tax basis in shares of FTAI Infrastructure common stock received in the spin-off generally will be equal to the lesser of (i) FTAI’s basis in such stock on the distribution date, and (ii) such holder’s tax basis in FTAI shares immediately prior to the distribution. The holding period for such shares will take into account FTAI’s holding period with respect thereto.
An FTAI shareholder’s basis in FTAI shares held at the time of the distribution generally will be reduced (but not below zero) by FTAI’s tax basis in the FTAI Infrastructure common stock received immediately prior to the distribution. FTAI may not be able to advise shareholders of its basis in FTAI Infrastructure common stock or any later restructuring steps until after the spin-off occurs. The holding period for such FTAI shares will not be affected by the distribution.
FTAI’s holding period (and therefore a U.S. Holder’s holding period) in FTAI Infrastructure common stock may be divided between blocks of stock that were acquired on different dates and at different prices. As a general rule, if a shareholder has a divided holding period in common stock and sells its entire interest, any capital gain or loss recognized shall be divided between long-term and short-term capital gain or loss in the same proportions as the holding period of the interest in the corporation is divided between the portion of the interest deemed held for more than twelve (12) months and the portion of the interest deemed held for twelve (12) months or less.
Under Section 731(c) of the Code, a partnership’s distribution of “marketable securities” to a partner is generally treated as a distribution of cash, which would generally be taxable to the extent that such distribution exceeds the partner’s adjusted tax basis in its partnership interest. Although shares of FTAI Infrastructure stock will be considered “marketable securities” under Section 731(c), FTAI anticipates that certain exceptions to these rules should apply to the distribution in connection with the spin-off such that the distribution in general should not trigger gain recognition under these rules.
Under Section 707(a) of the Code, a transfer of money or property by a partner to a partnership followed by a related transfer of property by the partnership to the partner is treated as a disguised sale if (i) the second transfer would not have occurred but for the first transfer and (ii) the second transfer is not dependent on the entrepreneurial risks of the partnership's operations. Transfers of money or other property between a partnership and a partner that are made within two years of each other, including made within two years of a contribution of money by holders to FTAI within two years of the spin-off, must be reported to the IRS and are presumed to be a disguised sale unless the facts and circumstances clearly establish that the transfers do not constitute a sale.
Under these rules, it is possible that the IRS could assert that the distribution of FTAI Infrastructure common stock by FTAI or the Partnership in connection with the spin-off, together with contributions of cash to FTAI by certain holders in the two years preceding the spin-off, should be treated as a sale of property to such contributing holders. FTAI intends to take the position that the facts and circumstances establish the absence of a sale in connection with the Restructuring Transactions. Nevertheless, in light of the lack of directly applicable authority, there can be no assurance that the disguised sale rules will not apply. If FTAI’s position were successfully challenged, holders who purchased FTAI shares for cash from FTAI in the last two years would be treated for U.S. federal income tax purposes as if they had purchased FTAI Infrastructure common stock in exchange for cash. In that case, FTAI would be required to recognize gain on the disguised sale in the year of the applicable capital raise, which gain would be allocated to all of its holders. U.S. Holders are urged to consult their tax advisors with respect to the potential disguised sale of the FTAI Infrastructure common stock.
Tax Treatment of the Spin-Off to Non-U.S. Holders
The following discussion describes the U.S. federal income tax consequences to a Non-U.S. Holder of FTAI common shares upon the receipt of FTAI Infrastructure common stock in the spin-off.
Non-U.S. Holders are generally not expected to be subject to U.S. federal income tax or withholding tax on the distribution of FTAI Infrastructure common stock (and will generally be subject to the basis and holding period rules applicable to a U.S. Holder, as described above).
Withholding of Amounts Distributable to Non-U.S. Holders in the Spin-off
Although FTAI generally does not expect that withholding will be required in connection with the distribution of FTAI Infrastructure stock in the spin-off, if withholding is required on any amounts otherwise distributable to a Non-U.S. Holder in the spin-off, FTAI or other applicable withholding agents may collect the amount required to be withheld by converting to cash for remittance to the IRS a sufficient portion of FTAI Infrastructure common stock that such Non-U.S. Holder would otherwise receive or may withhold from other property held in the Non-U.S. Holder’s account with the withholding agent, and such holder may bear brokerage or other costs for this withholding procedure. A Non-U.S. Holder may seek a refund from the IRS of any amounts withheld if it is subsequently determined that the amounts withheld exceeded the holder’s U.S. tax liability for the year in which the spin-off occurred.

Restructuring Transactions
As noted above, we intend to engage in certain Restructuring Transactions in connection with the spin-off. It is possible that we will recognize income or gain as a result of those transactions. Holders of our common shares may be subject to U.S. federal, state, local, or non-U.S. income taxation on their allocable share of our items of income or gain realized in connection with the Restructuring Transactions.
Market For Common Stock
There is currently no public market for our common stock. A condition to the distribution is the listing on the NYSE of our common stock. We intend to list our common stock on the NYSE under the symbol “   .”
Trading Between the Record Date and Distribution Date
Beginning shortly before the record date and continuing up to and through the distribution date, we expect that there will be two markets in FTAI common shares: a “regular-way” market and an “ex-distribution” market. FTAI common shares that trade on the “regular-way” market will trade with an entitlement to shares of our common stock distributed pursuant to the distribution. FTAI common shares that trade on the “ex-distribution” market will trade without an entitlement to shares of our common stock distributed pursuant to the distribution. Therefore, if you sell FTAI common shares in the “regular-way” market through the distribution date, you will also sell your right to receive shares of FTAI Infrastructure common stock in the distribution. If you own FTAI common shares at the close of business on the record date and sell those shares on the “ex-distribution” market through the distribution date, you will still receive the shares of our common stock that you would be entitled to receive pursuant to your ownership of the FTAI common shares on the record date. You are urged to consult your tax advisor regarding the treatment of the distribution to you if you purchase or sell FTAI common shares between the record date and the distribution date.
Furthermore, beginning on or shortly before the record date and continuing up to and through the distribution date, we expect that there will be a “when-issued” market in our common stock. “When-issued” trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. The “when-issued” trading market will be a market for our common stock that will be distributed to FTAI shareholders on the distribution date. If you owned FTAI common shares at the close of business on the record date, you would be entitled to shares of our common stock distributed pursuant to the distribution. You may trade this entitlement to shares of our common stock, without trading the FTAI common shares you own, on the “when-issued” market. On the first trading day following the distribution date, “when-issued” trading with respect to our common stock will end and “regular-way” trading will begin.
Conditions to the Distribution
We expect that the distribution will occur on     , 2022, the distribution date, provided that, among other conditions described in this Information Statement, the following conditions shall have been satisfied:
•
our registration statement on Form 10, of which this Information Statement is a part, shall have become effective under the Exchange Act, and no stop order relating to the registration statement shall be in effect;

•	the listing of our common stock on the NYSE shall have been approved, subject to official notice of issuance; and
•
no order, injunction or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing consummation of the distribution or any of the transactions related thereto, including the transfers of assets and liabilities contemplated by the Separation and Distribution Agreement, shall be in effect.

FTAI has the right not to complete the distribution if, at any time, the board of directors of FTAI determines, in its sole discretion, that the distribution is not in the best interests of FTAI or that market conditions are such that it is not advisable to separate FTAI Infrastructure from FTAI.

Reasons for the Spin-Off
FTAI’s board of directors periodically reviews strategic alternatives. The FTAI board of directors, and a special committee thereof, determined upon careful review and consideration that the spin-off of FTAI Infrastructure is in the best interests of FTAI. The board of directors’ determination was based on a number of factors, including those set forth below.
•
Creates two independent companies, each with the opportunity to pursue growth through the execution of distinctly different business plans. We and FTAI’s board of directors believe that having two independent companies with distinct investment profiles will maximize the strategic focus and financial flexibility of each company to grow and return capital to stockholders. We and FTAI’s board of directors believe that the two businesses, each with a clear focus, strong, independent boards of directors and strengthened balance sheets, will create greater shareholder value as two companies than as one.

•
Enhances investor transparency, better highlights the attributes of both companies, and provides investors with the option to invest in one or both companies. The separation will provide each shareholder the opportunity to make an individual allocation of capital to one or both of the two differentiated businesses, each with a distinct investment risk/return profile. In addition, we and FTAI’s board of directors believe the separation will make FTAI Infrastructure and FTAI more competitive and appealing to a broader investor audience moving forward, providing them with the opportunity to invest in two companies with compelling value propositions and distinct investment strategies. Investors can increase their allocation to FTAI Infrastructure or to FTAI, depending on their preference.

•
Tailored capital structure and financing options. Each company will have the flexibility to create a capital structure tailored to its needs, and each may be able to attain more favorable financing terms separately. In addition, tailored capital structures will facilitate each company’s ability to pursue acquisitions, possibly using common stock as currency, and other strategic alliances.

•
Stock ownership. We believe the conversion of FTAI Infrastructure to a Delaware corporation and the subsequent spin-off of FTAI Infrastructure will make it easier for both domestic and international investors to own its stock and help simplify shareholders’ tax reporting, which we expect should provide for significant growth potential for our shareholders. In addition, FTAI’s subsequent restructuring from a publicly traded partnership to a corporation is also expected to provide for significant growth potential for FTAI’s shareholders.

The anticipated benefits of the spin-off are based on a number of assumptions, and there can be no assurance that such benefits will materialize to the extent anticipated or at all. In the event that the spin-off does not result in such benefits, the costs associated with the transaction, including an expected increase in management compensation and general and administrative expenses, could have a negative effect on our and FTAI’s financial condition and ability to make distributions to shareholders. For more information about the risks associated with the spin-off, see “Risk Factors.”
Reasons for Furnishing this Information Statement
This Information Statement is being furnished solely to provide information to FTAI shareholders who are entitled to receive shares of FTAI Infrastructure common stock in the distribution. The Information Statement is not, and is not to be construed as, an inducement or encouragement to buy, hold or sell any of our securities or securities of FTAI. We believe that the information in this Information Statement is accurate as of the date set forth on the cover. Changes may occur after that date and neither FTAI nor we undertake any obligation to update such information.

DIVIDEND POLICY
We intend to make regular quarterly dividends to holders of our common stock out of assets legally available for this purpose, subject to satisfactory financial performance and approval by FTAI Infrastructure’s board of directors. Any declaration and payment of future dividends to holders of our common stock will be at the discretion of our board of directors and will depend on many factors, including our financial condition, earnings, cash flows, capital requirements, level of indebtedness, statutory and contractual restrictions applicable to the payment of dividends and other considerations that our board of directors deems relevant.
Because we are a holding company and have no direct operations, we will only be able to pay dividends from our available cash on hand and any funds we receive from our subsidiaries. Under Delaware law, dividends may be payable only out of surplus, which is calculated as our net assets less our liabilities and our capital, or, if we have no surplus, out of our net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

UNAUDITED PRO FORMA COMBINED CONSOLIDATED FINANCIAL INFORMATION
The following unaudited pro forma combined consolidated financial statements have been prepared to illustrate the effects of the spin-off of FTAI Infrastructure from FTAI. Following the spin-off, the businesses of FTAI will separate into two distinct, publicly traded companies comprising the infrastructure business and the aviation business. The unaudited pro forma combined consolidated financial statements have been derived from our historical unaudited combined consolidated financial statements for the nine-months ended September 30, 2021 and our historical audited combined consolidated financial statements for the year ended December 31, 2020 of FTAI Infrastructure. As detailed in the “Overview of the Separation” within the “Summary” section of this information statement, FTAI Infrastructure will be allocated the Infrastructure Subsidiaries (the predecessor group) and other assets and liabilities related to the infrastructure business.
The unaudited pro forma combined consolidated financial statements have been prepared in accordance with Article 11 of the SEC’s Regulation S-X. The unaudited pro forma combined consolidated financial statements consist of an unaudited pro forma combined consolidated balance sheet as of September 30, 2021, and unaudited pro forma combined consolidated statements of operations and comprehensive loss for the nine-months ended September 30, 2021 and year ended December 31, 2020. The unaudited pro forma combined consolidated financial statements reported below should be read in conjunction with our historical audited combined consolidated financial statements and the related notes of FTAI Infrastructure, Transtar, LLC, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this information statement.
The unaudited pro forma combined consolidated statement of operations and comprehensive loss for the nine-months ended September 30, 2021 and year ended December 31, 2020 give effect to the separation and distribution of FTAI Infrastructure from FTAI and the related transactions described below as if they had occurred on January 1, 2020. The unaudited pro forma combined consolidated balance sheet as of September 30, 2021 gives effect to the separation and distribution of FTAI Infrastructure from FTAI and the related transactions described below as if they had occurred on such date.
In management’s opinion, the unaudited pro forma combined consolidated financial statements reflect adjustments necessary to present fairly FTAI Infrastructure’s pro forma results and financial position as of and for the period indicated. Such adjustments include transaction accounting, autonomous entity and other transaction adjustments. The pro forma adjustments are based on currently available information and assumptions management believes are, given the information available at this time, reasonable and reflect changes necessary to reflect FTAI Infrastructure’s financial condition and results of operations as if we were a stand-alone company. Actual adjustments may differ materially from the information presented herein.
Transaction accounting adjustments that reflect the effects of FTAI Infrastructure’s separation from FTAI include the following adjustments:
—	the acquisition of Transtar and related purchase accounting adjustments;
—	the impact of any agreements between FTAI Infrastructure and FTAI related to the separation and distribution;
—
the issuance of related party debt to FTAI for a principal amount of $  million, additional third-party debt and equity financing arrangements of $  million, and any subsequent settlement with FTAI associated with the related party debt;

—	the issuance of our common stock to holders of FTAI common shares; and
—	the elimination of FTAI’s net investment in us.
Autonomous entity adjustments of incremental expense or other charges necessary to reflect the operations and financial position of FTAI Infrastructure as a stand-alone company include the following adjustments:
—	the transfer of certain transaction costs resulting from the separation and distribution that were not included in our historical combined consolidated financial statements; and
—	other adjustments as described in the notes to these unaudited pro forma combined consolidated financial statements.
The pro forma financial statements include all revenue and costs directly attributable to FTAI Infrastructure as well as an allocation of expenses related to facilities and corporate overhead for services provided by FTAI’s Manager in accordance with the management agreement. The charges reflected have either been specifically identified or allocated based on an estimate of time spent on FTAI Infrastructure’s businesses. These allocated costs are recorded in general and administrative, and acquisition and transaction expenses.
Transactions between FTAI and us are accounted for through net parent investment in FTAI Infrastructure. Any transactions with FTAI entities outside of the FTAI Infrastructure business are considered to be effectively settled in our combined consolidated financial statements at the time the separation and distribution is recorded between FTAI and us. The total net effect of the settlement of these intercompany transactions is reflected in our combined consolidated balance sheets as net parent investment in FTAI Infrastructure.
As an independent, publicly traded company, we expect to incur certain additional transaction costs resulting from the separation and distribution that were not included in our historical combined consolidated financial statements. These costs include legal, accounting and advisory fees, and other incremental separation costs incurred related to the spin-off. Actual transaction costs incurred as of the balance sheet date have been reflected in our historical combined consolidated financial statements. Additional costs incurred after the balance sheet date and an estimate of costs to be incurred have been included in the accompanying unaudited pro forma combined consolidated financial statements.
Our unaudited pro forma combined consolidated financial statements are for illustrative and informational purposes only, and are not intended to represent what our results of operations or financial position would have been had the separation and distribution and related transactions occurred on the dates assumed. These unaudited pro forma combined consolidated financial statements also should not be considered indicative of our future results of operations or financial position as a separate publicly traded company.

FTAI Infrastructure
Unaudited Pro Forma Combined Consolidated Balance Sheet
As of September 30, 2021
(in thousands)
	FTAI Infrastructure (historical)	Acquisition of Transtar (a)	Transaction Accounting Adjustments	Notes	Autonomous Entity Adjustments	Notes	Pro Forma Results
Assets
Current assets:
Cash and cash equivalents	[•]	[•]	[•]	(c)	—		[•]
Restricted cash	[•]	—	—		—		[•]
Accounts receivable, net	[•]	[•]	—		—		[•]
Operating lease right-of-use assets, net	[•]	[•]	—		—		[•]
Other assets	[•]	[•]	—		—		[•]
Total current assets	[•]	[•]	[•]		—		[•]
Leasing equipment, net	[•]	—	—		—		[•]
Operating lease right-of-use assets, net	[•]	[•]	—		—		[•]
Property, plant, and equipment, net	[•]	[•]	—		—		[•]
Investments	[•]	—	—		—		[•]
Intangible assets, net	[•]	[•]	—		—		[•]
Goodwill	[•]	[•]	—		—		[•]
Other assets	[•]	[•]	—		—		[•]
Total assets	[•]	[•]	[•]		—		[•]

Liabilities
Current liabilities:
Accounts payable and accrued liabilities	[•]	[•]	—		[•]	(f)	[•]
Debt, net	[•]	—	[•]	(c)	—		[•]
Operating lease liabilities	[•]	[•]	—		—		[•]
Other liabilities	[•]	[•]	[•]	(b)	—		[•]
Total current liabilities	[•]	[•]	[•]		—		[•]
Debt, net	[•]	—	[•]	(c)	—		[•]
Operating lease liabilities	[•]	[•]	—		—		[•]
Other liabilities	[•]	[•]	[•]	(b)	—		[•]
Total liabilities	[•]	[•]	[•]		[•]		[•]

Equity
Net parent investment	[•]	[•]	[•]	(d)	—		[•]
Accumulated other comprehensive loss	[•]	[•]	—		[•]	(e, f)	[•]
Parent company equity	[•]	[•]	[•]		[•]		[•]
Non-controlling interest	[•]	—	—		—		[•]
Common stock	[•]	—	[•]	(c, d, h)	—		[•]
Additional paid-in capital	[•]	—	[•]	(c, d)	—		[•]
Total equity	[•]	[•]	[•]		[•]		[•]
Total liabilities and equity	[•]	[•]	[•]		[•]		[•]

FTAI Infrastructure
Unaudited Pro Forma Combined Consolidated Statement of Operations
Nine-Months Ended September 30, 2021
(in thousands)
	FTAI Infrastructure (historical)	Acquisition of Transtar (a)	Transaction Accounting Adjustments	Notes	Autonomous Entity Adjustments	Notes	Pro Forma Results
Revenues
Total revenues	[•]	[•]	[•]	(a)	—

Expenses
Operating expenses	[•]	[•]	[•]	(a)	—
General and administrative	[•]	[•]	[•]	(a)	[•]	(e)
Acquisition and transaction expenses	[•]	[•]	—		[•]	(e, f)
Management fees and incentive allocation to affiliate	[•]	—	—		[•]	(e)
Depreciation and amortization	[•]	[•]	[•]	(a)	—
Total expenses	[•]	[•]	[•]		[•]

Other (expense) income
Equity in losses of unconsolidated entities	[•]	—	—		—
Gain (loss) on sale of assets, net	[•]	[•]	—		—
Loss on extinguishment of debt	[•]	—	—		—
Interest expense	[•]	—	—		—
Other (expense) income	[•]	[•]	[•]	(a)	—
Total other (expense) income	[•]	[•]	[•]		—
(Loss) income before income taxes	[•]	[•]	[•]		[•]
(Benefit from) provision for income taxes	[•]	[•]	[•]	(a, b)	—
Net (loss) income	[•]	[•]	[•]		[•]
Less: Net loss attributable to non-controlling interests in consolidated subsidiaries	[•]	—	—		—
Net (loss) income attributable to FTAI Infrastructure	[•]	[•]	[•]		[•]

Net (loss) income per share: (g, h)
Basic (loss) income per share							[•]
Diluted loss per share							[•]
Weighted-average shares used to compute (loss) income per share:
Shares used in computation of basic loss (income) per share							[•]
Shares used in computation of diluted loss (income) per share							[•]

FTAI Infrastructure
Unaudited Pro Forma Combined Consolidated Statement of Comprehensive Loss
Nine-Months Ended September 30, 2021
(in thousands)
	FTAI Infrastructure (historical)	Acquisition of Transtar (a)	Transaction Accounting Adjustments	Notes	Autonomous Entity Adjustments	Notes	Pro Forma Results
Net (loss) income	[•]	[•]	—		—		[•]
Other comprehensive (loss) income:
Other comprehensive (loss) income related to equity method investees, net	[•]	—	—		—		[•]
Comprehensive (loss) income	[•]	[•]	—		—		[•]
Comprehensive (loss) income attributable to non-controlling interest:	[•]	—	—		—		[•]
Comprehensive (loss) income attributable to FTAI Infrastructure	[•]	[•]	—		—		[•]

FTAI Infrastructure
Unaudited Pro Forma Combined Consolidated Statement of Operations
Year Ended December 31, 2020
(in thousands)
	FTAI Infrastructure (historical)	Acquisition of Transtar (a)	Transaction Accounting Adjustments	Notes	Autonomous Entity Adjustments	Notes	Pro Forma Results
Revenues
Total revenues	[•]	[•]	[•]	(a)	—

Expenses
Operating expenses	[•]	[•]	[•]	(a)	—
General and administrative	[•]	[•]	[•]	(a)	[•]	(e)
Acquisition and transaction expenses	[•]	[•]	—		[•]	(e,f)
Management fees and incentive allocation to affiliate	[•]	—	—		[•]	(e)
Depreciation and amortization	[•]	[•]	[•]	(a)	—
Total expenses	[•]	[•]	[•]		[•]

Other (expense) income
Equity in losses of unconsolidated entities	[•]	—	—		—
Gain (loss) on sale of assets, net	[•]	[•]	—		—
Loss on extinguishment of debt	[•]	—	—		—
Interest expense	[•]	—	—		—
Other (expense) income	[•]	[•]	[•]	(a)	—
Total other (expense) income	[•]	[•]	[•]		—
(Loss) income before income taxes	[•]	[•]	[•]		[•]
(Benefit from) provision for income taxes	[•]	[•]	[•]	(a, b)	—
Net (loss) income	[•]	[•]	[•]		[•]
Less: Net loss attributable to non-controlling interests in consolidated subsidiaries	[•]	—	—		—
Net (loss) income attributable to FTAI Infrastructure	[•]	[•]	[•]		[•]

Net (loss) income per share (g, h)
Basic (loss) income per share							[•]
Diluted loss per share							[•]
Weighted-average shares used to compute (loss) income per share:
Shares used in computation of basic loss (income) per share							[•]
Shares used in computation of diluted loss (income) per share							[•]

FTAI Infrastructure
Unaudited Pro Forma Combined Consolidated Statement of Comprehensive Loss
Year Ended December 31, 2020
(in thousands)
	FTAI Infrastructure (historical)	Acquisition of Transtar (a)	Transaction Accounting Adjustments	Notes	Autonomous Entity Adjustments	Notes	Pro Forma Results
Net (loss) income	[•]	[•]	—		—		[•]
Other comprehensive (loss) income:
Other comprehensive (loss) income related to equity method investees, net	[•]	—	—		—		[•]
Comprehensive (loss) income	[•]	[•]	—		—		[•]
Comprehensive (loss) income attributable to non-controlling interest:	[•]	—	—		—		[•]
Comprehensive (loss) income attributable to FTAI Infrastructure	[•]	[•]	—		—		[•]

Notes to Unaudited Pro Forma Combined Consolidated Financial Statements
Note 1: Description of Pro Forma Transactions
The accompanying unaudited pro forma combined consolidated financial statements have been prepared from FTAI’s historical accounting records and are presented on a stand-alone basis as if the operations had been conducted independently from FTAI. Our results of operations were historically reported in FTAI’s consolidated financial statements.
Note 2: Transaction Accounting Adjustments
This note should be read in conjunction with other notes in the unaudited pro forma combined consolidated financial statements. Adjustments included in the column under the heading “Transaction Accounting Adjustments” represent the following:
a)	Adjustment reflects the indicative Transtar results of operations that would have been achieved if the acquisition had taken place as of January 1, 2020.
b)
Adjustment reflects the income tax impact of the pro forma adjustments. The tax impact was calculated using the jurisdictional tax rate associated with each adjustment. Furthermore, the legacy FTAI structure was a publicly traded partnership with several standalone corporate entities with separate tax return filing obligations. The post transaction structure will give rise to a consolidated group of corporations filing combined income tax returns in various jurisdictions. As such, the income tax provision (benefit) of FTAI Infrastructure will [increase/decrease] $[•] million. The final income tax impact may be materially different as more detailed information will become available after the consummation of the spin-off and related transactions.

c)
Adjustment reflects $[•] million in indebtedness between FTAI and FTAI Infrastructure, $[•] million indebtedness to third-parties, net of debt issuance costs of $[•] million, and $[•] million of capital raised through equity issuance. The debt agreements assume an interest rate of [•]% and [•]%, respectively. The pro forma interest expense is calculated based on these agreement terms. A [•]% change to the annual interest rate would change interest expense by $[•] million and $[•] million for the nine-months ended September 30, 2021 and year ended December 31, 2020, respectively.

d)
Adjustment represents the reclassification of FTAI’s net investment in our company to additional paid-in capital. This reflects the issuance of [•] shares of our common stock with a par value of $[•] per share pursuant to the separation and distribution. We have assumed the number of outstanding shares of our common stock based on [•] shares of FTAI common shares outstanding on September 30, 2021, inclusive of the common stock issued as part of the equity issuance detailed in adjustment (c), and a distribution ratio of one share of our common stock for every [•] shares of FTAI common shares. The actual number of shares issued will not be known until the record date for the distribution.

Note 3: Autonomous Entity Adjustments
This note should be read in conjunction with other notes in the unaudited pro forma combined consolidated financial statements. Adjustments included in the column under the heading “Autonomous Entity Adjustments” represent the following:
e)
Adjustment reflects the impact of the post-spin management agreement, which results in incremental management fees, general and administrative expenses, and acquisition and transaction expenses not included in FTAI Infrastructure’s combined consolidated financial statements. An adjustment of $[•] million, $[•] million and $[•] million to increase management fees, general and administrative expenses, and acquisition and transaction expenses, respectively, were recorded in the unaudited pro forma combined consolidated statement of operations for the nine-months ended September 30, 2021. An adjustment of $[•] million, $[•] million and $[•] million to increase management fees, general and administrative expenses, and acquisition and transaction expenses, respectively, were recorded in the unaudited pro forma combined consolidated statement of operations for the year ended December 31, 2020.

f)
Adjustment reflects transaction costs resulting from the separation which were incurred after the balance sheet date through December [•], 2021. We expect to incur an additional $[•] million to $[•] million in incremental costs that include legal, accounting and advisory fees, and other incremental costs incurred through the date of separation and have reflected an estimate of $[•] million as an additional adjustment in the accompanying unaudited pro forma combined consolidated financial statements.
Note 4: Net (loss) income per share
g)
Pro forma basic and diluted loss per share and pro forma weighted-average basic and diluted shares outstanding for the nine-months ended September 30, 2021 and year ended December 31, 2020 reflect the number of shares of our common stock that are expected to be outstanding upon completion of the separation and distribution.

h)	Pro forma diluted loss per share are adjusted to reflect the impact of additional options provided to the Manager for the equity issuance detailed in adjustment (c).

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
The following discussion should be read in conjunction with our audited combined consolidated financial statements for the years ended December 31, 2020 and 2019 and the unaudited combined consolidated financial statements for the nine-months ended September 30, 2021 appearing elsewhere in this Information Statement. In addition to historical information, this discussion contains forward-looking statements that involve risks, uncertainties and assumptions that could cause actual results to differ materially from management’s expectations. Factors that could cause such differences are discussed in “Special Note Regarding Forward-Looking Statements,” “Risk Factors” and elsewhere in this Information Statement. All amounts are presented in thousands unless otherwise noted.
Overview
We are in the business of acquiring, developing and operating assets and businesses that represent critical infrastructure for customers in the transportation and energy industries. We were formed as FTAI Infrastructure LLC, a Delaware limited liability company and subsidiary of FTAI, on December 13, 2021 to hold all the material assets and investments that comprise FTAI’s infrastructure businesses, and will convert to FTAI Infrastructure Inc., a Delaware corporation, in connection with the spin-off on    , 2022. Prior to the spin-off, we are a subsidiary of FTAI, which is a NYSE-listed company that is externally managed and advised by our Manager.
Our operations consist of three primary business lines: (i) Ports and Terminals, (ii) Railroads and (iii) companies and assets participating in global Energy Transition. Our Ports and Terminals business develops or acquires industrial properties in strategic locations that store and handle for third parties a variety of energy products including crude oil, refined products and clean fuels. In certain cases, we also develop and operate facilities, such as a 485 megawatt power plant at our Long Ridge terminal in Ohio, that leverage our property’s location and key attributes to generate incremental value. Our Railroads business primarily invests in and operates short line and regional railroads in North America. Our Energy Transition business focuses on investments in companies and assets that utilize green technology, produce sustainable fuels and products, or enable customers to reduce their carbon footprint.
We expect to continue to invest in such market sectors, and pursue additional investment opportunities in other infrastructure businesses and assets we believe to be attractive and meet our investment objectives. Our team focuses on acquiring a diverse group of long-life assets or operating businesses that provide mission-critical services or functions to infrastructure networks and typically have high barriers to entry, strong margins, stable cash flows and upside from earnings growth and asset appreciation driven by increased use and inflation. We believe that there are a large number of acquisition opportunities in our markets and that our Manager’s expertise and business and financing relationships, together with our access to capital and generally available capital for infrastructure projects in today’s marketplace, we plan to take advantage of these opportunities. As of September 30, 2021, we had total consolidated assets of $2.5 billion and total equity of $1.5 billion. For the year ended December 31, 2021, on a pro forma basis after giving effect to the Transtar Acquisition, we had net loss attributable to stockholders from continuing operations of $   million and Adjusted EBITDA of $   million.
The Spin-Off
FTAI Infrastructure LLC, a Delaware limited liability company and subsidiary of FTAI, will convert to FTAI Infrastructure Inc., a Delaware corporation, which will hold, directly or indirectly, all of FTAI's infrastructure business comprised of (i) the Jefferson Terminal, a multi-modal crude oil and refined products terminal in Beaumont, Texas, (ii) Repauno, a deep-water port located along the Delaware River with an underground storage cavern and multiple industrial development opportunities, (iii) Long Ridge, an equity method investment in a multi-modal terminal located along the Ohio River with multiple industrial development opportunities, including a power plant, (iv) Transtar, comprising five freight railroads and one switching company that provide rail service to certain manufacturing and production facilities, (v) Aleon and Gladieux, an equity method investment in two ventures developing battery and metal recycling technology, (vi) KRS, a tank car cleaning and repair business, (vii) Clean Planet USA, a green-tech company that is developing recycling facilities to process traditionally non-recyclable waste plastics in key North American markets, (viii) FYX, an operating company that provides roadside assistance services for the intermodal and over-the-road trucking industries, (ix) CarbonFree, a business that develops technologies to capture carbon dioxide from industrial emissions sources and (x) Containers, which consists of containers that are owned and leased. As part of the spin-off, these infrastructure businesses will be contributed to or merged into a new holding company which will result in the infrastructure business being considered the predecessor of the newly formed FTAI Infrastructure. The separation of FTAI Infrastructure from FTAI and the distribution of FTAI Infrastructure common stock are intended to create two independent companies, enhance investor transparency, better highlight the attributes of both companies and allow for tailored capital structure and financing options. FTAI and FTAI Infrastructure expect that the separation will result in enhanced long-term performance of each business for the reasons discussed in the section entitled “Our Spin-Off from FTAI—Reasons for the Spin-Off.” In connection with the spin-off transaction, FTAI is being treated as the accounting spinnor, consistent with the legal form of the transaction.
Under the plan, FTAI will spin-off its infrastructure business by way of a pro-rata distribution of its interest in the common stock of our company to FTAI shareholders of record as of the close of business on the spin-off transaction record date.
Impact of COVID-19
Due to the outbreak of COVID-19, we have taken measures to protect the health and safety of our employees, including having employees work remotely, where possible. The extent of the impact of the COVID-19 pandemic on our operational and financial performance will depend on future developments, including the duration, severity and spread of the pandemic, as well as additional waves of COVID-19 infections and the ultimate impact of related restrictions imposed by the U.S. and international governments, all of which remain uncertain. For additional detail, see “Risk Factors—The COVID-19 pandemic has severely disrupted the global economy and may have, and the emergence of similar crises could have, material adverse effects on our business, results of operations or financial condition.”
Operating Segments
Our reportable segments represent strategic business units comprised of investments in different types of transportation and infrastructure assets. We have three reportable segments which operate in infrastructure businesses across several market sectors. Our reportable segments are (i) Jefferson Terminal, (ii) Ports and Terminals and (iii) Transtar. The Jefferson Terminal segment consists of a multi-modal crude oil and refined products terminal and other related assets. The Ports and Terminals segment consists of Repauno, which is a 1,630 acre deep-water port located along the Delaware River with an underground storage cavern and multiple industrial development opportunities, and an equity method investment in Long Ridge, which is a 1,660 acre multi-modal port located along the Ohio River with rail, dock, and multiple industrial development opportunities, including a power plant. The Transtar segment consists of five freight railroads and one switching company, of which two railroads are connected to US Steel's largest production facilities.
Corporate and Other primarily consists of corporate general and administrative expenses, and management fees, all allocated from FTAI. Additionally, Corporate and Other currently includes (i) Containers, (ii) equity investment in Aleon and Gladieux and (iii) and KRS, and will include investments in certain entities, including Clean Planet USA and CarbonFree, beginning in the fourth quarter of 2021.
Results of Operations
Adjusted EBITDA (non-GAAP)
The chief operating decision maker (“CODM”) utilizes Adjusted EBITDA as the key performance measure. Adjusted EBITDA is not a financial measure in accordance with U.S. generally accepted accounting principles (“GAAP”). This performance measure provides the CODM with the information necessary to assess operational performance, as well as making resource and allocation decisions. We believe Adjusted EBITDA is a useful metric for investors and analysts for similar purposes of assessing our operational performance.
Adjusted EBITDA is defined as net income attributable to FTAI Infrastructure, adjusted (a) to exclude the impact of provision for (benefit from) income taxes, equity-based compensation expense, acquisition and transaction expenses, losses on the modification or extinguishment of debt and capital lease obligations, changes in fair value of non-hedge derivative instruments, asset impairment charges, incentive allocations, depreciation and amortization expense, and interest expense, (b) to include the impact of our pro-rata share of Adjusted EBITDA from unconsolidated entities and (c) to exclude the impact of equity in earnings (losses) of unconsolidated entities and the non-controlling share of Adjusted EBITDA.

The following table presents our combined consolidated results of operations:
	Nine-Months Ended September 30, 2021	Year Ended December 31,		Change
(in thousands)		2020	2019	'20 vs '19
Revenues
Lease income	$1,653	$1,186	$3,362	$(2,176)
Rail revenues	24,182	—	—	—
Terminal services revenues	33,010	50,887	42,965	7,922
Crude marketing revenues	—	8,210	166,134	(157,924)
Other revenue	13,829	8,279	16,991	(8,712)
Total revenues	72,674	68,562	229,452	(160,890)

Expenses
Operating expenses	66,206	69,391	260,909	(191,518)
General and administrative	6,173	8,522	7,469	1,053
Acquisition and transaction expenses	8,860	1,658	9,134	(7,476)
Management fees and incentive allocation to affiliate	11,244	13,073	16,541	(3,468)
Depreciation and amortization	38,900	31,114	33,128	(2,014)
Asset impairment	—	—	4,726	(4,726)
Total expenses	131,383	123,758	331,907	(208,149)

Other (expense) income
Equity in losses of unconsolidated entities	(8,810)	(3,107)	(546)	(2,561)
Gain (loss) on sale of assets, net	16	(8)	121,296	(121,304)
Loss on extinguishment of debt	—	(4,724)	—	(4,724)
Interest expense	(9,396)	(10,764)	(17,907)	7,143
Other (expense) income	(6,855)	92	2,857	(2,765)
Total other (expense) income	(25,045)	(18,511)	105,700	(124,211)
(Loss) income before income taxes	(83,754)	(73,707)	3,245	(76,952)
(Benefit from) provision for income taxes	(2,755)	(1,984)	14,384	(16,368)
Net loss	(80,999)	(71,723)	(11,139)	(60,584)
Less: Net loss attributable to non-controlling interest in consolidated subsidiaries	(18,949)	(16,522)	(17,571)	1,049
Net (loss) income attributable to FTAI Infrastructure	$(62,050)	$(55,201)	$6,432	$(61,633)
The following table sets forth a reconciliation of net (loss) income attributable to FTAI Infrastructure to Adjusted EBITDA:
	Nine-Months Ended September 30, 2021	Year Ended December 31,		Change
(in thousands)		2020	2019	'20 vs '19
Net (loss) income attributable to FTAI Infrastructure	$(62,050)	$(55,201)	$6,432	$(61,633)
Add: (Benefit from) provision for income taxes	(2,755)	(1,984)	14,384	(16,368)
Add: Equity-based compensation expense	3,281	2,325	1,509	816
Add: Acquisition and transaction expenses	8,860	1,658	9,134	(7,476)
Add: Losses on the modification or extinguishment of debt and capital lease obligations	—	4,724	—	4,724
Add: Changes in fair value of non-hedge derivative instruments	(1,979)	181	4,555	(4,374)
Add: Asset impairment charges	—	—	4,726	(4,726)
Add: Incentive allocations	—	—	5,819	(5,819)
Add: Depreciation & amortization expense	38,900	31,114	33,128	(2,014)
Add: Interest expense	9,396	10,764	17,907	(7,143)
Add: Pro-rata share of Adjusted EBITDA from unconsolidated entities(1)	10,767	3,140	442	2,698

	Nine-Months Ended September 30, 2021	Year Ended December 31,		Change
(in thousands)		2020	2019	'20 vs '19
Less: Equity in losses of unconsolidated entities	8,810	3,107	546	2,561
Less: Non-controlling share of Adjusted EBITDA(2)	(8,706)	(9,637)	(9,859)	222
Adjusted EBITDA (non-GAAP)	$4,524	$(9,809)	$88,723	$(98,532)
(1)
Includes the following items for the nine-months ended September 30, 2021 and years ended December 31, 2020 and 2019: (i) net loss of $(9,286), $(3,503) and $(734), (ii) interest expense of $827, $1,138 and $131, (iii) depreciation and amortization expense of $6,677, $5,513 and $1,045, (iv) acquisition and transaction expense of $0, $581 and $0, (v) changes in fair value of non-hedge derivative instruments of $12,525, $(589) and $0 and (vi) asset impairment of $24, $0 and $0, respectively.

(2)
Includes the following items for the nine-months ended September 30, 2021 and years ended December 31, 2020 and 2019: (i) equity based compensation of $620, $374 and $230, (ii) provision for income taxes of $36, $59 and $60, (iii) interest expense of $1,940, $2,025 and $3,400, (iv) depreciation and amortization expense of $6,177, $6,149 and $4,833, (v) changes in fair value of non-hedge derivative instruments of $(67), $38 and $1,336 and (vi) loss on extinguishment of debt of $0, $992 and $0, respectively.

Financial Results for the nine-months ended September 30, 2021
Revenues
Total revenue was $72.7 million which primarily consists of:
•	terminal services revenue of $33.0 million at Jefferson Terminal;
•	rail revenue of $24.2 million at Transtar; and
•	other revenue of $13.8 million at Repauno and our railcar cleaning business.
Expenses
Total expenses were $131.4 million which primarily consists of:
•	operating expenses of $66.2 million, which primarily reflects compensation and benefits of $27.4 million and facility operations of $16.9 million;
•	acquisition and transaction expenses of $8.9 million, primarily due to transaction costs associated with the acquisition of Transtar in 2021;
•	management fees and incentive allocation to affiliate of $11.2 million, which reflects FTAI Infrastructure's respective allocation of the management fee to the Manager; and
•	depreciation and amortization of $38.9 million.
Other expense
Total other expense was $25.0 million, which primarily reflects (i) equity in losses of unconsolidated entities of $8.8 million, primarily due to unrealized losses on power swaps at Long Ridge, (ii) interest expense of $9.4 million, which primarily reflects interest associated with the Series 2020 and 2021 Bonds, and (iii) other expense of $6.9 million, primarily due to a write-off of an earn-out receivable on the Long Ridge investment.
Provision for income taxes
The benefit from income taxes was $2.8 million primarily due to a benefit in the Ports and Terminals segment, partially offset by a provision in the Transtar segment.
Adjusted EBITDA (non-GAAP)
Adjusted EBITDA was $4.5 million primarily due to the activity noted above.
Comparison of the years ended December 31, 2020 and 2019
Revenues
Crude marketing revenues decreased $157.9 million primarily due to Jefferson Terminal exiting the crude marketing strategy in the fourth quarter of 2019. Revenues in 2020 include contracts executed in 2019 but delivered in 2020.

Other revenue decreased $8.7 million which primarily reflects (i) a decrease of $6.3 million at Long Ridge due to Long Ridge being accounted for as an equity method investment starting in the fourth quarter of 2019 (the “Long Ridge Transaction”), (ii) a decrease of $3.9 million at Repauno due to lower sales of butane, partially offset by (iii) an increase of $1.5 million in our railcar cleaning business due to higher volumes.
Terminal services revenue increased $7.9 million which primarily reflects (i) an increase of $15.0 million due to increased activity and storage capacity at Jefferson Terminal, partially offset by (ii) a decrease of $7.1 million due to the Long Ridge Transaction.
Expenses
Total expenses decreased $208.1 million primarily due to decreases in (i) operating expenses, (ii) acquisition and transaction expenses, (iii) asset impairment, (iv) management fees and incentive allocation to affiliate and (v) depreciation and amortization.
Operating expenses decreased $191.5 million primarily due to decreases in:
•	cost of sales of $167.4 million primarily due to Jefferson Terminal exiting the crude marketing strategy in the fourth quarter of 2019; and
•
facility operations of $19.2 million which primarily reflects (i) a decrease of $14.1 million at Jefferson Terminal due to lower railcar and storage expenses associated with the crude marketing strategy and (ii) a decrease of $4.1 million due to the Long Ridge Transaction.

Acquisition and transaction expenses decreased $7.5 million primarily due to transaction costs associated with the Long Ridge Transaction during 2019.
Asset impairment decreased $4.7 million due to asset impairment charges in 2019 at Long Ridge from the expiration of unproved gas leases.
Management fees and incentive allocation to affiliate decreased $3.5 million primarily due to incentive fees related to the Long Ridge Transaction in 2019.
Depreciation and amortization decreased $2.0 million which primarily reflects (i) a decrease of $8.4 million due to the Long Ridge Transaction, partially offset by (ii) an increase of $6.2 million due to assets placed into service at Jefferson Terminal.
Other income
Total other income decreased $124.2 million which primarily reflects:
•	a decrease of $121.3 million in gains on sale of assets, net primarily due to the Long Ridge Transaction;
•
a decrease in interest expense of $7.1 million which primarily reflects a decrease of $6.8 million at Jefferson Terminal due to the issuance of the Series 2020 Bonds (“Jefferson Refinancing”), which reduced its weighted average interest rate. See Note 8 to the combined consolidated financial statements for additional information;

•	a loss on extinguishment of debt of $4.7 million due to the Jefferson Refinancing in 2020;
•	a decrease in other income of $2.8 million primarily due to the Long Ridge Transaction; and
•	an increase of $2.6 million in equity in losses of unconsolidated entities.
Provision for income taxes
The provision for income taxes decreased $16.4 million which primarily reflects deferred tax expense in 2019 due to the gain on sale for the Long Ridge Transaction.
Adjusted EBITDA (non-GAAP)
Adjusted EBITDA decreased $98.5 million primarily due to the changes noted above.

Jefferson Terminal Segment
The following table presents our results of operations:
	Nine-Months Ended September 30, 2021	Year Ended December 31,		Change
(in thousands)		2020	2019	'20 vs '19
Revenues
Lease income	$1,295	$1,186	$2,306	$(1,120)
Terminal services revenues	32,853	50,887	35,908	14,979
Crude marketing revenues	—	8,210	166,134	(157,924)
Total revenues	34,148	60,283	204,348	(144,065)

Expenses
Operating expenses	35,939	53,072	231,506	(178,434)
Depreciation and amortization	26,438	29,034	22,873	6,161
Total expenses	62,377	82,106	254,379	(172,273)

Other (expense) income
Equity in losses of unconsolidated entities	—	—	(292)	292
(Loss) gain on sale of assets, net	—	(8)	4,636	(4,644)
Loss on extinguishment of debt	—	(4,724)	—	(4,724)
Interest expense	(8,496)	(9,426)	(16,189)	6,763
Other (expense) income	(2,795)	92	752	(660)
Total other expense	(11,291)	(14,066)	(11,093)	(2,973)
Loss before income taxes	(39,520)	(35,889)	(61,124)	25,235
Provision for income taxes	163	278	284	(6)
Net loss	(39,683)	(36,167)	(61,408)	25,241
Less: Net loss attributable to non-controlling interest in consolidated subsidiaries	(18,743)	(16,483)	(17,356)	873
Net loss attributable to FTAI Infrastructure	$(20,940)	$(19,684)	$(44,052)	$24,368
The following table sets forth a reconciliation of net loss attributable to FTAI Infrastructure to Adjusted EBITDA:
	Nine-Months Ended September 30, 2021	Year Ended December 31,		Change
(in thousands)		2020	2019	'20 vs '19
Net loss attributable to FTAI Infrastructure	$(20,940)	$(19,684)	$(44,052)	$24,368
Add: Provision for income taxes	163	278	284	(6)
Add: Equity-based compensation expense	2,664	1,676	1,054	622
Add: Acquisition and transaction expenses	—	—	—	—
Add: Losses on the modification or extinguishment of debt and capital lease obligations	—	4,724	—	4,724
Add: Changes in fair value of non-hedge derivative instruments	—	181	6,364	(6,183)
Add: Asset impairment charges	—	—	—	—
Add: Incentive allocations	—	—	—	—
Add: Depreciation and amortization expense	26,438	29,034	22,873	6,161
Add: Interest expense	8,496	9,426	16,189	(6,763)
Add: Pro-rata share of Adjusted EBITDA from unconsolidated entities(1)	—	—	656	(656)
Less: Equity in losses of unconsolidated entities	—	—	292	(292)
Less: Non-controlling share of Adjusted EBITDA(2)	(8,492)	(9,517)	(9,820)	303
Adjusted EBITDA (non-GAAP)	$8,329	$16,118	$(6,160)	$22,278
(1)	Includes the following items for the year ended December 31, 2019: (i) net loss of $(349) and (ii) depreciation and amortization expense of $1,005.
(2)	Includes the following items for the nine-months ended September 30, 2021 and years ended December 31, 2020, and 2019: (i) equity-based compensation of $599, $352 and $221, (ii) provision for income taxes of $36, $59 and $60, (iii) interest expense of $1,911, $1,979 and $3,400, (iv) changes in fair value of non-hedge derivative instruments of $0, $38 and $1,336, (v) depreciation and amortization expense of $5,946, $6,097 and $4,803 and (vi) loss on extinguishment of debt of $0, $992 and $0, respectively.
Financial Results for the nine-months ended September 30, 2021
Revenues
Total revenues were $34.1 million, which consists of terminal services revenues of $32.9 million and lease income of $1.3 million.
Expenses
Total expenses were $62.4 million, which primarily consists of:
•	operating expenses of $35.9 million which primarily includes compensation and benefits of $12.7 million and facility operating expense of $11.0 million and
•	depreciation and amortization of $26.4 million.
Other (expense) income
Other expense was $11.3 million, which primarily consists of $8.5 million of interest expense.
Adjusted EBITDA (non-GAAP)
Adjusted EBITDA was $8.3 million primarily due to the activity noted above.
Comparison of the years ended December 31, 2020 and 2019
Revenues
Total revenues decreased $144.1 million which primarily reflects (i) a decrease in crude marketing revenue of $157.9 million due to Jefferson Terminal exiting the crude marketing strategy in the fourth quarter of 2019, partially offset by (ii) an increase in terminal services of $15.0 million due to increased activity and storage capacity.
Expenses
Total expenses decreased $172.3 million which reflects (i) a decrease in operating expenses of $178.4 million primarily due to Jefferson Terminal exiting the crude marketing strategy in the fourth quarter of 2019, partially offset by (ii) an increase in depreciation and amortization of $6.2 million due to additional assets placed into service.
Other (expense) income
Total other expense increased $3.0 million which primarily reflects (i) a loss on extinguishment of debt of $4.7 million due to the Jefferson Refinancing, (ii) a decrease in gains on sale of assets, net due to a $4.6 million gain recognized in 2019, partially offset by (iii) a decrease in interest expense of $6.8 million due to the Jefferson Refinancing.
Adjusted EBITDA (non-GAAP)
Adjusted EBITDA increased $22.3 million primarily due to the changes in net loss attributable to FTAI Infrastructure noted above.
Ports and Terminals
The following table presents our results of operations:
	Nine-Months Ended September 30, 2021	Year Ended December 31,		Change
(in thousands)		2020	2019	'20 vs '19
Revenues
Lease income	$—	$—	$1,056	$(1,056)

	Nine-Months Ended September 30, 2021	Year Ended December 31,		Change
(in thousands)		2020	2019	'20 vs '19
Terminal services revenues	157	—	7,057	(7,057)
Other revenue	9,825	3,855	14,074	(10,219)
Total revenues	9,982	3,855	22,187	(18,332)

Expenses
Operating expenses	12,202	10,327	24,854	(14,527)
Acquisition and transaction expenses	—	907	5,008	(4,101)
Depreciation and amortization	6,726	1,497	9,849	(8,352)
Asset impairment	—	—	4,726	(4,726)
Total expenses	18,928	12,731	44,437	(31,706)

Other (expense) income
Equity in losses of unconsolidated entities	(9,262)	(3,222)	(192)	(3,030)
Gain on sale of assets, net	16	—	116,660	(116,660)
Interest expense	(857)	(1,335)	(1,712)	377
Other (expense) income	(3,864)	—	2,098	(2,098)
Total other (expense) income	(13,967)	(4,557)	116,854	(121,411)
(Loss) income before income taxes	(22,913)	(13,433)	94,604	(108,037)
(Benefit from) provision for income taxes	(3,599)	(2,265)	14,106	(16,371)
Net (loss) income	(19,314)	(11,168)	80,498	(91,666)
Less: Net loss attributable to non-controlling interest in consolidated subsidiaries	(206)	(39)	(215)	176
Net (loss) income attributable to FTAI Infrastructure	$(19,108)	$(11,129)	$80,713	$(91,842)
The following table sets forth a reconciliation of net (loss) income attributable to FTAI Infrastructure to Adjusted EBITDA:
	Nine-Months Ended September 30, 2021	Year Ended December 31,		Change
(in thousands)		2020	2019	'20 vs '19
Net (loss) income attributable to FTAI Infrastructure	$(19,108)	$(11,129)	$80,713	$(91,842)
Add: (Benefit from) provision for income taxes	(3,599)	(2,265)	14,106	(16,371)
Add: Equity-based compensation expense	617	649	455	194
Add: Acquisition and transaction expenses	—	907	5,008	(4,101)
Add: Losses on the modification or extinguishment of debt and capital lease obligations	—	—	—	—
Add: Changes in fair value of non-hedge derivative instruments	(1,979)	—	(1,809)	1,809
Add: Asset impairment charges	—	—	4,726	(4,726)
Add: Incentive allocations	—	—	—	—
Add: Depreciation and amortization expense	6,726	1,497	9,849	(8,352)
Add: Interest expense	857	1,335	1,712	(377)
Add: Pro-rata share of Adjusted EBITDA from unconsolidated entities(1)	10,712	3,304	(153)	3,457
Less: Equity in losses of unconsolidated entities	9,262	3,222	192	3,030
Less: Non-controlling share of Adjusted EBITDA(2)	(214)	(120)	(39)	(81)
Adjusted EBITDA (non-GAAP)	$3,274	$(2,600)	$114,760	$(117,360)
(1)
Includes the following items for the nine-months ended September 30, 2021 and years ended December 31, 2020 and 2019: (i) net loss of $(9,262), $(3,222) and $(193), (ii) depreciation expense of $6,677, $5,513 and $40, (iii) interest expense of $748, $1,021 and $0, (iv) acquisition and transaction expense of $0, $581 and $0, (v) changes in fair value of non-hedge derivative instruments of $12,525, $(589) and $0 and (vi) asset impairment of $24, $0 and $0, respectively.

(2)
Includes the following items for the nine-months ended September 30, 2021 and years ended December 31, 2020 and 2019: (i) equity-based compensation of $21, $22 and $9, (ii) interest expense of $29, $46 and $0, (iii) depreciation expense of $231, $52 and $30 and (iv) changes in fair value of non-hedge derivative instruments of $(67), $0 and $0, respectively.

Financial Results for the nine-months ended September 30, 2021
Revenues
Total revenues were $10.0 million, which primarily relates to a gain on butane forward purchase and sale contracts at Repauno.
Expenses
Total expenses were $18.9 million, which primarily consists of (i) operating expenses of $12.2 million, which primarily includes compensation and benefits, and facility operating expenses, and (ii) depreciation and amortization of $6.7 million.
Other expense
Other expense was $14.0 million which primarily reflects (i) equity in losses of unconsolidated entities of $9.3 million, primarily due to unrealized losses on power swaps at Long Ridge and (ii) other expense of $3.9 million, primarily due to a write-off of an earn-out receivable on the Long Ridge investment.
Adjusted EBITDA (non-GAAP)
Adjusted EBITDA was $3.3 million primarily due to the activity noted above.
Comparison of the years ended December 31, 2020 and 2019
Revenues
Total revenues decreased $18.3 million, primarily due to (i) the Long Ridge Transaction and (ii) a decrease of $3.9 million in butane sales at Repauno.
Expenses
Total expenses decreased $31.7 million primarily due to decreases in (i) operating expenses of $14.5 million, (ii) depreciation expense of $8.4 million related to the Long Ridge Transaction, (iii) asset impairment of $4.7 million in 2019 at Long Ridge due to the expiration of unproved gas leases and (iv) acquisition and transaction expense of $4.1 million.
The decrease in operating expenses was primarily driven by lower:
•	operating expenses of $12.7 million primarily due to the Long Ridge Transaction; and
•	cost of sales of $2.6 million related to the sale of butane at Repauno.
The decrease in operating expenses was offset by an increase in compensation and benefits of $1.1 million due to increased headcount.
Acquisition and transaction expense decreased due to transaction costs associated with the Long Ridge Transaction during 2019.
Other (expense) income
Total other income decreased $121.4 million primarily due to decreases in (i) gain on sale of $116.7 million from the Long Ridge Transaction in 2019 (ii) equity method income of $3.0 million from Long Ridge in 2020 and (iii) other income of $2.1 million, primarily due to unrealized gains on power swap derivatives, which was deconsolidated with the Long Ridge Transaction.
Provision for income taxes
The provision for income taxes decreased $16.4 million which primarily reflects a deferred tax benefit due to pre-tax losses in 2020 compared to a gain in 2019 from the Long Ridge Transaction.

Adjusted EBITDA (non-GAAP)
Adjusted EBITDA decreased $117.4 million primarily due to the changes in net income (loss) attributable to FTAI Infrastructure noted above.
Transtar
On July 28, 2021, we completed the acquisition for 100% of the equity interests of Transtar from United States Steel Corporation (“USS”) for total cash consideration of $636.0 million. Transtar is comprised of five freight railroads and one switching company, of which two railroads are connected to USS's largest production facilities. See Note 3 to the combined consolidated financial statements for additional information.
The following table presents our results of operations:
	Nine-Months Ended September 30, 2021	Year Ended December 31,		Change
(in thousands)		2020	2019	'20 vs '19
Revenues
Lease income	$358	$—	$—	$—
Rail revenues	24,182	—	—	—
Total revenues	24,540	—	—	—

Expenses
Operating expenses	12,877	—	—	—
Acquisition and transaction expenses	851	—	—	—
Depreciation and amortization	5,270	—	—	—
Total expenses	18,998	—	—	—

Other expense
Interest expense	(37)	—	—	—
Other expense	(197)	—	—	—
Total other expense	(234)	—	—	—
Income before income taxes	5,308	—	—	—
Provision for income taxes	681	—	—	—
Net income	4,627	—	—	—
Less: Net loss attributable to non-controlling interest in consolidated subsidiaries	—	—	—	—
Net income attributable to FTAI Infrastructure	$4,627	$—	$—	$—
The following table sets forth a reconciliation of net income attributable to FTAI Infrastructure to Adjusted EBITDA:
	Nine-Months Ended September 30, 2021	Year Ended December 31,		Change
(in thousands)		2020	2019	'20 vs '19
Net income attributable to FTAI Infrastructure	$4,627	$—	$—	$—
Add: Provision for income taxes	681	—	—	—
Add: Equity-based compensation expense	—	—	—	—
Add: Acquisition and transaction expenses	851	—	—	—
Add: Losses on the modification or extinguishment of debt and capital lease obligations	—	—	—	—
Add: Changes in fair value of non-hedge derivative instruments	—	—	—	—
Add: Asset impairment charges	—	—	—	—
Add: Incentive allocations	—	—	—	—
Add: Depreciation & amortization expense	5,270	—	—	—

	Nine-Months Ended September 30, 2021	Year Ended December 31,		Change
(in thousands)		2020	2019	'20 vs '19
Add: Interest expense	37	—	—	—
Add: Pro-rata share of Adjusted EBITDA from unconsolidated entities	—	—	—	—
Less: Equity in losses of unconsolidated entities	—	—	—	—
Less: Non-controlling share of Adjusted EBITDA	—	—	—	—
Adjusted EBITDA (non-GAAP)	$11,466	$—	$—	$—
Financial Results for the nine-months ended September 30, 2021
Revenues
Total revenues were $24.5 million, which primarily consists of switching, interline, and ancillary rail services of $24.2 million.
Expenses
Total expenses were $19.0 million, which primarily consists of (i) operating expenses of $12.9 million which primarily includes compensation and benefits of $7.8 million and facility operating expense of $3.9 million and (ii) depreciation and amortization of $5.3 million.
Adjusted EBITDA (non-GAAP)
Adjusted EBITDA was $11.5 million primarily due to the activity noted above.
Corporate and Other
The following table presents our results of operations:
	Nine-Months Ended September 30, 2021	Year Ended December 31,		Change
(in thousands)		2020	2019	'20 vs '19
Revenues
Other revenue	$4,004	$4,424	$2,917	$1,507
Total revenues	4,004	4,424	2,917	1,507

Expenses
Operating expenses	5,188	5,992	4,549	1,443
General and administrative	6,173	8,522	7,469	1,053
Acquisition and transaction expenses	8,009	751	4,126	(3,375)
Management fees and incentive allocation to affiliate	11,244	13,073	16,541	(3,468)
Depreciation and amortization	466	583	406	177
Total expenses	31,080	28,921	33,091	(4,170)

Other (expense) income
Equity in earnings (losses) of unconsolidated entities	452	115	(62)	177
Interest expense	(6)	(3)	(6)	3
Other income	1	—	7	(7)
Total other income (expense)	447	112	(61)	173
Loss before income taxes	(26,629)	(24,385)	(30,235)	5,850
Provision for (benefit from) income taxes	—	3	(6)	9
Net loss	(26,629)	(24,388)	(30,229)	5,841

	Nine-Months Ended September 30, 2021	Year Ended December 31,		Change
(in thousands)		2020	2019	'20 vs '19
Less: Net income attributable to non-controlling interest in consolidated subsidiaries:	—	—	—	—
Net loss attributable to FTAI Infrastructure	$(26,629)	$(24,388)	$(30,229)	$5,841
The following table sets forth a reconciliation of net loss attributable to FTAI Infrastructure to Adjusted EBITDA:
	Nine-Months Ended September 30, 2021	Year Ended December 31,		Change
(in thousands)		2020	2019	'20 vs '19
Net loss attributable to FTAI Infrastructure	$(26,629)	$(24,388)	$(30,229)	$5,841
Add: Provision for (benefit from) income taxes	—	3	(6)	9
Add: Equity-based compensation expense	—	—	—	—
Add: Acquisition and transaction expenses	8,009	751	4,126	(3,375)
Add: Losses on the modification or extinguishment of debt and capital lease obligations	—	—	—	—
Add: Changes in fair value of non-hedge derivative instruments	—	—	—	—
Add: Asset impairment charges	—	—	—	—
Add: Incentive allocations	—	—	5,819	(5,819)
Add: Depreciation and amortization expense	466	583	406	177
Add: Interest expense	6	3	6	(3)
Add: Pro-rata share of Adjusted EBITDA from unconsolidated entities(1)	55	(164)	(61)	(103)
Less: Equity in (earnings) losses of unconsolidated entities	(452)	(115)	62	(177)
Less: Non-controlling share of Adjusted EBITDA	—	—	—	—
Adjusted EBITDA (non-GAAP)	$(18,545)	$(23,327)	$(19,877)	$(3,450)
1.
Includes the following items for the nine-months ended September 30, 2021 and years ended December 31, 2020 and 2019: (i) net loss of $(24), $(281) and $(192) and (ii) interest expense of $79, $117 and $131, respectively.

Financial Results for the nine-months ended September 30, 2021
Revenues
Total revenues were $4.0 million, which reflects revenue from our railcar cleaning business.
Expenses
Total expenses were $31.1 million, which primarily consists of:
•	Operating expenses of $5.2 million, which primarily includes compensation and benefits and facility operating expense at our railcar cleaning business;
•	General and administrative expenses of $6.2 million, which represents FTAI Infrastructure's respective share of FTAI's allocated corporate costs;
•	Management fees and incentive allocation to affiliate of $11.2 million, which reflects FTAI Infrastructure's respective share of the management fee to our Manager; and
•	Acquisition and transaction expenses of $8.0 million, which reflects FTAI Infrastructure's respective share of FTAI's acquisition and transaction-related expenses.
Adjusted EBITDA (non-GAAP)
Adjusted EBITDA was $(18.5) million primarily due to the activity noted above.

Comparison of the years ended December 31, 2020 and 2019
Revenues
Total revenues increased $1.5 million due to higher volumes in our railcar cleaning business.
Expenses
Management fees and incentive allocation to affiliate decreased $3.5 million primarily due to incentive fees related to the Long Ridge Transaction in 2019.
Acquisition and transaction expenses decreased $3.4 million primarily due to fewer transactions in 2020 compared to 2019.
Operating expenses increased $1.4 million which primarily reflects higher compensation and benefits of $1.1 million in our railcar cleaning business due to higher volumes.
General and administrative expense increased $1.1 million primarily due to higher professional fees.
Other income (expense)
Other income increased $0.2 million primarily due to an increase in equity in earnings in unconsolidated entities related to our shipping containers business.
Adjusted EBITDA (non-GAAP)
Adjusted EBITDA decreased $3.5 million primarily due to the changes noted above.
Transactions with Affiliates and Affiliated Entities
We will be managed by the Manager, an affiliate of Fortress, pursuant to our Management Agreement, which provides for us to bear obligations for management fees and expense reimbursements payable to the Manager. Pursuant to the terms of the Management Agreement with FTAI’s Manager, the Manager provides a management team and other professionals who are responsible for implementing our business strategy and performing certain services for us, subject to oversight by our board of directors. Our Management Agreement has an initial ten-year term and is automatically renewed for one-year terms thereafter unless terminated by our Manager. For its services, our Manager is entitled to receive a management fee from us, payable monthly, that is based on the average value of our total equity (excluding non-controlling interests) determined on a consolidated basis in accordance with GAAP as of the last day of the two most recently completed months multiplied by an annual rate of 1.50%. In addition, we are obligated to reimburse certain expenses incurred by our Manager on our behalf.
Geographic Information
Please refer to Note 17 of our combined consolidated financial statements for information by geographic area for each segment, all located in North America, of revenues from our external customers, for the nine-months ended September 30, 2021 and the years ended December 31, 2020 and 2019, as well as the geographic area for each segment of our total property, plant and equipment as of September 30, 2021, and December 31, 2020 and 2019.
Liquidity and Capital Resources
The liquidity required to fund our working capital, capital expenditures and other cash needs is provided from a combination of internally generated cash flows and external debt financing. We have a $25.0 million revolving credit facility with no additional availability as of September 30, 2021 and December 31, 2020.
Additionally, in February 2020, Jefferson issued $264.0 million aggregate principal amount of Series 2020 Bonds. In August 2021, Jefferson also issued $425.0 million aggregate principal amount of Series 2021 Bonds (see Note 8 to the combined consolidated financial statements). Jefferson used a portion of the net proceeds from the Series 2021 Bonds to repay certain indebtedness and intend to use a portion of the net proceeds to pay for or reimburse the cost of development, construction and acquisition of certain facilities.

The liquidity provided by these sources is expected to be sufficient to fund the company's working capital needs and capital expenditures program. Additionally, we expect to continue to be able to obtain financing upon reasonable terms as necessary.
Our principal uses of liquidity have been and continue to be (i) acquisitions or expansion of transportation infrastructure and equipment, (ii) expenses associated with our operating activities and (iii) debt service obligations associated with our investments.
•
Cash used for the purpose of making investments was $779.4 million, $252.2 million and $351.9 million, during the nine-months ended September 30, 2021 and years ended December 31, 2020 and 2019, respectively.

•
Uses of liquidity associated with our operating expenses are captured on a net basis in our cash flows from operating activities. Uses of liquidity associated with our debt obligations are captured in our cash flows from financing activities.

Our principal sources of liquidity to fund these uses have been and continue to be (i) revenues from our infrastructure businesses net of operating expenses, (ii) proceeds from borrowings and (iii) proceeds from asset sales.
•
During the nine-months ended September 30, 2021, additional borrowings were obtained in connection with the (i) Series 2021 Bonds (as defined in Note 8 of the combined consolidated financial statements) of $425.0 million and (ii) EB-5 Loan Agreement of $26.1 million.

•
During the year ended December 31, 2020, additional borrowings were obtained in connection with the Series 2020 Bonds (as defined in Note 8 of the combined consolidated financial statements) of $264.0 million. We made principal payments of $240.0 million related to the Jefferson Revolver and the Series 2016 and 2012 Bonds.

•
During the year ended December 31, 2019, additional borrowings were obtained in connection with (i) LREG Credit Agreement of $173.5 million, (ii) the DRP Revolver of $25.0 million and (iii) the Jefferson Revolver of $23.2 million. We made principal payments of $24.8 million related to the Jefferson Revolver and Series 2012 Bonds.

Historical Cash Flow
The following table presents our historical cash flow:
	Nine-Months Ended September 30, 2021 (Unaudited)	Year Ended December 31,
		2020	2019
Cash flow data:
Net cash used in operating activities	$(69,796)	$(46,860)	$(52,672)
Net cash used in investing activities	(779,403)	(252,216)	(258,578)
Net cash provided by financing activities	1,132,420	337,628	293,647
Financial Results for the nine-months ended September 30, 2021
Net cash used in operating activities was $69.8 million, which primarily reflects (i) the net loss of $81.0 million and (ii) a decrease in net working capital of $36.6 million, partially offset by certain adjustments to reconcile net loss to cash used in operating activities including (iii) depreciation and amortization of $38.9 million and (iv) equity in losses of unconsolidated entities of $8.8 million.
Net cash used in investing activities was $779.4 million, primarily due to (i) the acquisition of Transtar, net of cash acquired of $627.4 million, (ii) the investment in GM-FTAI Holdco LLC (as defined in Note 6 to the combined consolidated financial statements) of $52.5 million and (iii) acquisitions of property, plant, and equipment of $97.5 million primarily related to the purchase of terminal machinery and equipment placed in service or under development at Jefferson Terminal and Repauno.
Net cash provided by financing activities was $1.1 billion primarily due to (i) net transfer from FTAI of $694.3 million and (ii) proceeds from debt of $451.1 million, partially offset by (iii) payment of deferred financing costs of $13.0 million.

Comparison of the years ended December 31, 2020 and 2019
Net cash used in operating activities decreased $5.8 million, which primarily reflects (i) a change in gain on sale of subsidiaries of $121.3 million, partially offset by (ii) an increase in net loss of $60.6 million, (iii) a decrease in net working capital of $36.3 million and (iv) a change in current and deferred income taxes of $13.0 million.
Net cash used in investing activities decreased $6.4 million primarily due to (i) a decrease in acquisitions of property, plant, and equipment and JV investments of $104.3 million, partially offset by (ii) a decrease in proceeds from sale of subsidiaries of $91.7 million.
Net cash provided by financing activities increased $44.0 million primarily due to (i) net transfer from FTAI of $203.3 million, (ii) a decrease in payments of deferred financing costs of $13.7 million and (iii) an increase in proceeds from debt of $42.1 million, partially offset by (iv) an increase in repayment of debt of $215.1 million.
Funds Available for Distribution (non-GAAP)
We use Funds Available for Distribution (“FAD”) in evaluating our ability to pay dividends. We believe FAD is a useful metric for investors and analysts for similar purposes. FAD is not a financial measure in accordance with GAAP. The GAAP measure most directly comparable to FAD is net cash provided by operating activities.
We define FAD as: net cash provided by operating activities plus proceeds from sale of assets and return of capital distributions from unconsolidated entities, less required payments on debt obligations and capital distributions to non-controlling interest, and excluding changes in working capital. The following table sets forth a reconciliation of net cash provided by operating activities to FAD:
	Nine-Months Ended September 30, 2021 (Unaudited)	Year Ended December 31,
(in thousands)		2020	2019
Net cash used in operating activities	$(69,796)	$(46,860)	$(52,672)
Add: Proceeds from sale of assets	—	—	91,732
Add: Return of capital distributions from unconsolidated entities	—	—	1,555
Less: Required payments on debt obligations	—	—	(24,878)
Less: Capital distributions to non-controlling interest	—	—	—
Exclude: Changes in working capital	36,624	15,823	(20,508)
Funds Available for Distribution (FAD)	$(33,172)	$(31,037)	$(4,771)
Limitations
FAD is subject to a number of limitations and assumptions and there can be no assurance that we will generate FAD sufficient to meet our intended dividends. FAD has material limitations as a liquidity measure because such measure excludes items that are required elements of our net cash provided by operating activities as described below. FAD should not be considered in isolation nor as a substitute for analysis of our results of operations under GAAP, and it is not the only metric that should be considered in evaluating our ability to meet our stated dividend policy. Specifically:
•
FAD does not include equity capital called from our existing limited partners, proceeds from any debt issuance or future equity offering, historical cash and cash equivalents and expected investments in our operations.

•	FAD does not give pro forma effect to prior acquisitions, certain of which cannot be quantified.
•	While FAD reflects the cash inflows from sale of certain assets, FAD does not reflect the cash outflows to acquire assets as we rely on alternative sources of liquidity to fund such purchases.
•
FAD does not reflect expenditures related to capital expenditures, acquisitions and other investments as we have multiple sources of liquidity and intend to fund these expenditures with future incurrences of indebtedness, additional capital contributions and/or future issuances of equity.

•	FAD does not reflect any maintenance capital expenditures necessary to maintain the same level of cash generation from our capital investments.

•
FAD does not reflect changes in working capital balances as management believes that changes in working capital are primarily driven by short term timing differences, which are not meaningful to our distribution decisions.

•	Management has significant discretion to make distributions, and we are not bound by any contractual provision that requires us to use cash for distributions.
If such factors were included in FAD, there can be no assurance that the results would be consistent with our presentation of FAD.
Debt Covenants
We are in compliance with all of our debt covenants as of September 30, 2021 and December 31, 2020 and 2019. See Note 8 to the combined consolidated financial statements for information related to our debt obligations and respective covenants.
Contractual Obligations
As of December 31, 2020, scheduled principal repayments under our debt agreements for the next five years and thereafter are summarized as follows:
	2021	2022	2023	2024	2025	Thereafter	Total
DRP Revolver	$25,000	$—	$—	$—	$—	$—	$25,000
Series 2020 Bonds	—	—	—	—	79,060	184,920	263,980
Total principal payments on loans and bonds payable	25,000	—	—	—	79,060	184,920	288,980
Total estimated interest payments(1)	12,443	11,940	11,940	11,940	9,568	106,305	164,136
Operating lease obligations	4,546	4,414	4,361	4,124	3,988	145,547	166,980
Total contractual obligations	$41,989	$16,354	$16,301	$16,064	$92,616	$436,772	$620,096
(1)	Estimated interest payments based on rates as of December 31, 2020.
We expect to meet our future short-term liquidity requirements through cash on hand and net cash provided by our current operations. We expect that our operating subsidiaries will generate sufficient cash flow to cover operating expenses and the payment of principal and interest on our indebtedness as they become due. We may elect to meet certain long-term liquidity requirements or to continue to pursue strategic opportunities through utilizing cash on hand, cash generated from our current operations and the issuance of securities in the future. Management believes adequate capital and borrowings are available from various sources to fund our commitments to the extent required.
Application of Critical Accounting Policies
Variable Interest Entities— The assessment of whether an entity is a VIE and the determination of whether to consolidate a VIE requires judgment. VIEs are defined as entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. A VIE is required to be consolidated by its primary beneficiary, and only by its primary beneficiary, which is defined as the party who has the power to direct the activities of a VIE that most significantly impact its economic performance and who has the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE.

Property, Plant and Equipment, Leasing Equipment and Depreciation— Property, plant and equipment and leasing equipment are stated at cost (inclusive of capitalized acquisition costs, where applicable) and depreciated using the straight-line method, over estimated useful lives, to estimated residual values which are summarized as follows:
Asset	Range of Estimated Useful Lives	Residual Value Estimates
Railcars and locomotives	40 - 50 years from date of manufacture	Scrap value at end of useful life
Track and track related assets	15 - 50 years from date of manufacture	Scrap value at end of useful life
Land, site improvements and rights	N/A	N/A
Bridges and tunnels	15 – 55 years	Scrap value at end of useful life
Buildings and site improvements	20 - 30 years	Scrap value at end of useful life
Railroad equipment	3 - 15 years from date of manufacture	Scrap value at end of useful life
Terminal machinery and equipment	15 - 25 years from date of manufacture	Scrap value at end of useful life
Vehicles	5 - 7 years from date of manufacture	Scrap value at end of useful life
Furniture and fixtures	3 - 6 years from date of purchase	None
Computer hardware and software	2 - 5 years from date of purchase	None
Construction in progress	N/A	N/A
Impairment of Long-Lived Assets— We perform a recoverability assessment of each of our long-lived assets whenever events or changes in circumstances, or indicators, indicate that the carrying amount or net book value of an asset may not be recoverable. Indicators may include, but are not limited to, a significant lease restructuring or early lease termination; a significant change in market conditions; or the introduction of newer technology. When performing a recoverability assessment, we measure whether the estimated future undiscounted net cash flows expected to be generated by the asset exceeds its net book value. The undiscounted cash flows consist of cash flows from currently contracted leases and terminal services contracts, future projected leases, terminal service and freight rail rates, transition costs, and estimated residual or scrap values. In the event that an asset does not meet the recoverability test, the carrying value of the asset will be adjusted to fair value resulting in an impairment charge.
Management develops the assumptions used in the recoverability analysis based on its knowledge of active contracts, current and future expectations of the demand for a particular asset and historical experience, as well as information received from third party industry sources. The factors considered in estimating the undiscounted cash flows are impacted by changes in future periods due to changes in contracted lease rates, terminal service, and freight rail rates, residual values, economic conditions, technology, demand for a particular asset type and other factors.
Goodwill— Goodwill includes the excess of the purchase price over the fair value of the net tangible and intangible assets associated with the acquisition of Jefferson Terminal and Transtar. The carrying amount of goodwill was approximately $239.9 million, $122.7 million and $122.6 million as of September 30, 2021 (unaudited) and December 31, 2020 and 2019, respectively.
We review the carrying values of goodwill at least annually to assess impairment since these assets are not amortized. An annual impairment review is conducted as of October 1st of each year. Additionally, we review the carrying value of goodwill whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. The determination of fair value involves significant management judgment.
For an annual goodwill impairment assessment, an optional qualitative analysis may be performed. If the option is not elected or if it is more likely than not that the fair value of a reporting unit is less than its carrying amount, then a goodwill impairment test is performed to identify potential goodwill impairment and measure an impairment loss. A qualitative analysis was not elected for the years ended December 31, 2020 or 2019.
Beginning in 2020, we adopted new guidance regarding the testing and recognition of a goodwill impairment, which prior to 2020 required two steps. A goodwill impairment assessment compares the fair value of a respective reporting unit with its carrying amount, including goodwill. The estimate of fair value of the respective reporting unit is based on the best information available as of the date of assessment, which primarily incorporates certain factors including our assumptions about operating results, business plans, income projections, anticipated future cash flows and market data. If the estimated fair value of the reporting unit is less than the carrying amount, a goodwill impairment is recorded to the extent that the carrying value of the reporting unit exceeds the fair value.

We estimate the fair value of the reporting units using an income approach, specifically a discounted cash flow analysis. This analysis requires us to make significant assumptions and estimates about the extent and timing of future cash flows (including forecasted revenue growth rates and EBITDA margins), capital expenditures and discount rates. The estimates and assumptions used consider historical performance if indicative of future performance and are consistent with the assumptions used in determining future profit plans for the reporting units.
In connection with our impairment analysis as of October 1, 2021, although we believe the estimates of fair value are reasonable, the determination of certain valuation inputs is subject to management's judgment. Changes in these inputs, including as a result of events beyond our control, could materially affect the results of the impairment review. If the forecasted cash flows of the Jefferson Terminal reporting unit or other key inputs are negatively revised in the future, the estimated fair value of the Jefferson Terminal reporting unit could be adversely impacted, potentially leading to an impairment in the future that could materially affect our operating results. The Jefferson Terminal segment forecasted revenue is dependent on the ramp up of volumes under current and expected future contracts for storage of heavy and light crude and refined products during 2021 and beyond subject to obtaining rail capacity for crude, expansion of refined product distribution to Mexico and movements in future oil spreads. Approximately 4.4 million of storage is currently operational. If our strategy changes from planned capacity downward due to an inability to source contracts or expand volumes, the fair value of the reporting units would be negatively affected, which could lead to an impairment. The expansion of refineries in the Beaumont/Port Arthur area, as well as growing crude oil production in the U.S. and Canada, are expected to result in increased demand for storage on the U.S. Gulf Coast. Although we do not have significant direct exposure to volatility of crude oil prices, changes in crude oil pricing that affect long term refining planned output could impact Jefferson Terminal operations. Other assumptions utilized in our annual impairment analysis that are significant in determination of the fair value of the reporting unit include the discount rate utilized in our discounted cash flow analysis and our terminal growth rate.
Furthermore, both inbound and outbound pipelines projects have become fully operational in early 2021 to and from the Jefferson Terminal and will affect our forecasted growth and therefore our estimated fair value. We expect the Jefferson Terminal segment to continue to generate positive Adjusted EBITDA through 2021 and in future years. Although certain of our anticipated contracts or expected volumes from existing contracts for Jefferson Terminal have been delayed, we continue to believe our projected revenues are achievable. Further delays in executing these contracts or achieving our projections could adversely affect the fair value of the reporting unit. The impact of the COVID-19 global pandemic during 2020 and 2021 certainly negatively affected refining volumes and therefore Jefferson Terminal crude throughput but we have seen the impact starting to normalize and are expected to ramp back to normal by 2022. Furthermore, we anticipate strengthening macroeconomic demand for storage and the increasing spread between Western Canadian Crude and Western Texas Intermediate as Canadian crude pipeline apportionment increases. Also, as our pipeline connections became fully operational during 2021, we remain positive for the outlook of Jefferson Terminal's earnings potential.
There were no impairments of goodwill for the nine-months ended September 30, 2021 (unaudited) or the years ended December 31, 2020 or 2019.
Income Taxes— The income tax provision in the combined consolidated financial statements was prepared on a separate return method. Income earned by our corporate subsidiaries for the infrastructure businesses is subject to U.S. federal and state income taxation and is taxed at the currently enacted rates. The remainder of our income is allocated directly to our partners and is not subject to a corporate level of taxation. Following the spin-off, all of our income will be subject to a corporate level of taxation, and none of it will be allocated directly to our partners.
We account for these taxes using the asset and liability method under which deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. A valuation allowance is established when management believes it is more likely than not that a deferred tax asset will not be realized.
Each of our combined entities files income tax returns in the U.S. federal jurisdiction, various state jurisdictions and in certain foreign jurisdictions. The income tax returns filed by us and our subsidiaries are subject to examination by the U.S. federal, state and foreign tax authorities. We recognize tax benefits for uncertain tax positions only if it is more likely than not that the position is sustainable based on its technical merits. Interest and penalties on uncertain tax positions are included as a component of the provision for income taxes in the combined consolidated statements of operations.

Recent Accounting Pronouncements
Please see Note 2 to our combined consolidated financial statements included elsewhere in this filing for recent accounting pronouncements.
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk
Market risk represents the risk of changes in value of a financial instrument, caused by fluctuations in interest rates and foreign exchange rates. Changes in these factors could cause fluctuations in our results of operations and cash flows. We are exposed to the market risks described below.
Interest Rate Risk
Interest rate risk is the exposure to loss resulting from changes in the level of interest rates and the spread between different interest rates. Interest rate risk is highly sensitive to many factors, including the U.S. government's monetary and tax policies, global economic factors and other factors beyond our control. We are exposed to changes in the level of interest rates and to changes in the relationship or spread between interest rates. Our primary interest rate exposure relates to our term loan arrangements.
Although a majority of our borrowing agreements are fixed rate agreements, we do have borrowing agreements that require payments based on a variable interest rate index, such as LIBOR. Therefore, to the extent our borrowing costs are not fixed, increases in interest rates may reduce our net income by increasing the cost of our debt without any corresponding increase in rents. We may elect to manage our exposure to interest rate movements through the use of interest rate derivatives (interest rate swaps and caps).
The following discussion about the potential effects of changes in interest rates is based on a sensitivity analysis, which models the effects of hypothetical interest rate shifts on our financial condition and results of operations. Although we believe a sensitivity analysis provides the most meaningful analysis permitted by the rules and regulations of the SEC, it is constrained by several factors, including the necessity to conduct the analysis based on a single point in time and by the inability to include the extraordinarily complex market reactions that normally would arise from the market shifts modeled. Although the following results of a sensitivity analysis for changes in interest rates may have some limited use as a benchmark, they should not be viewed as a forecast. This forward-looking disclosure also is selective in nature and addresses only the potential interest expense impacts on our financial instruments It also does not include a variety of other potential factors that could affect our business as a result of changes in interest rates. As of December 31, 2020, assuming we do not hedge our exposure to interest rate fluctuations related to our outstanding floating rate debt, a hypothetical 100-basis point increase/decrease in our variable interest rate on our borrowings would result in an increase of approximately $0.2 million or a decrease of approximately $0.1 million in interest expense over the next 12 months.

BUSINESS
Our Company
We are in the business of acquiring, developing and operating assets and businesses that represent critical infrastructure for customers in the transportation and energy industries. We were formed on December 13, 2021 as FTAI Infrastructure LLC, a Delaware limited liability company and subsidiary of FTAI, and will hold all of the material assets and investments that comprise FTAI’s infrastructure businesses, and will convert to FTAI Infrastructure Inc., a Delaware corporation, in connection with the spin-off. Prior to the spin-off, we are a subsidiary of FTAI, which is a NYSE-listed company that is externally managed and advised by our Manager.
Our operations consist of three primary business lines: (i) Ports and Terminals, (ii) Railroads and (iii) companies and assets participating in global Energy Transition. Our Ports and Terminals business develops or acquires industrial properties in strategic locations that store and handle for third parties a variety of energy products, including crude oil, refined products and clean fuels. In certain cases, we also develop and operate facilities, such as a 485 megawatt power plant at our Long Ridge terminal in Ohio, that leverage our property’s location and key attributes to generate incremental value. Our Railroads business primarily invests in and operates short line and regional railroads in North America. Our Energy Transition business focuses on investments in companies and assets that utilize green technology, produce sustainable fuels and products, or enable customers to reduce their carbon footprint.
We expect to continue to invest in such market sectors, and pursue additional investment opportunities in other infrastructure businesses and assets that we believe to be attractive and meet our investment objectives. Our team focuses on acquiring a diverse group of long-life assets or operating businesses that provide mission-critical services or functions to infrastructure networks and typically have high barriers to entry, strong margins, stable cash flows and upside from earnings growth and asset appreciation driven by increased use and inflation. We believe that there are a large number of acquisition opportunities in our markets and that our Manager’s expertise and business and financing relationships, together with our access to capital and generally available capital for infrastructure projects in today’s marketplace, will allow us to take advantage of these opportunities. As of September 30, 2021, we had total consolidated assets of $2.5 billion and total equity of $1.5 billion. For the year ended December 31, 2021, on a pro forma basis after giving effect to the Transtar Acquisition, we had net loss attributable to stockholders from continuing operations of $    million and Adjusted EBITDA of $   million.
We target sectors that we believe enjoy strong long-term growth potential and proactively seek investment opportunities within those sectors that we believe will generate strong risk-adjusted returns. We take an opportunistic approach—targeting assets that are distressed or undervalued, or where we believe we can add value through active management, without heavy reliance on the use of financial leverage to generate returns. We also seek to develop incremental opportunities to deploy capital through follow-on investments in our existing assets in order to grow our earnings and create value. While leverage on any individual asset may vary, we target overall leverage for our assets on a consolidated basis of no greater than 50% of our total capital.
Our Strategy
We invest across a number of major sectors including energy, intermodal transport, ports and terminals and rail, and we may pursue acquisitions in other areas as and when they arise in the future. In general, we seek to own a diverse mix of high-quality infrastructure facilities, operations and equipment within our target sectors that generate predictable cash flows in markets that we believe provide the potential for strong long-term growth and attractive returns on deployed capital. We believe that by investing in a diverse mix of assets across sectors, we can select from among the best risk-adjusted investment opportunities, while avoiding overconcentration in any one segment, further adding to the stability of our business.
We take a proactive investment approach by identifying key secular trends as they emerge within our target sectors and then pursuing what we believe are the most compelling opportunities within those sectors. We look for unique investments, including assets that are distressed or undervalued, or where we believe that we can add value through active management. We consider investments across the size spectrum, including smaller opportunities often overlooked by other investors, particularly where we believe we may be able to grow the investment over time. We believe one of our strengths is our ability to create attractive follow-on investment opportunities and deploy incremental capital within our existing portfolio. We have several such opportunities currently identified, including significant potential for future investment at our Jefferson, Repauno and Long Ridge sites, in addition to our other assets, as discussed below.

Our Manager has significant prior experience in all of our target sectors, as well as a network of industry relationships, that we believe positions us well to make successful acquisitions and to actively manage and improve operations and cash flows of our existing and newly-acquired assets. These relationships include senior executives at lessors and operators, end users of transportation and infrastructure assets, as well as banks, lenders and other asset owners.
We have a robust current pipeline of potential investment opportunities. This current pipeline consists of opportunities for renewable and non-renewable energy, intermodal, rail and port-related investments.
Asset Acquisition Process
Our strategy is to acquire assets that are essential to global infrastructure. We acquire assets that are used by major operators of infrastructure networks. We seek to acquire assets and businesses that we believe operate in sectors with long-term macroeconomic growth opportunities and that have significant cash flow and upside potential from earnings growth and asset appreciation.
We approach markets and opportunities by first developing an asset acquisition strategy with our Manager and then pursuing optimal opportunities within that strategy. In addition to relying on our own experience, we source new opportunities through our Manager’s network of industry relationships in order to find, structure and execute attractive acquisitions. We believe that sourcing assets both globally and through multiple channels will enable us to find the most attractive opportunities. We are selective in the assets we pursue and efficient in the manner in which we pursue them.
Once attractive opportunities are identified, our Manager performs detailed due diligence on each of our potential acquisitions. Due diligence on each of our assets always includes a comprehensive review of the asset itself as well as the industry and market dynamics, competitive positioning, and financial and operational performance. Where appropriate, our Manager conducts physical inspections, a review of the credit quality of each of our counterparties, the regulatory environment, and a review of all material documentation. In some cases, third-party specialists are hired to physically inspect and/or value the target assets.
We and our Manager also spend a significant amount of time on structuring our acquisitions to minimize risks while also optimizing expected returns. We employ what we believe to be reasonable amounts of leverage in connection with our acquisitions. In determining the amount of leverage for each acquisition, we consider a number of characteristics, including, but not limited to, the existing cash flow, the length of the lease or contract term, and the specific counterparty.
Our Strengths
Strong Contracted Cash Flows Plus Growth Potential—We target a diverse mix of infrastructure facilities, operations and equipment that deliver, on a combined basis, significant and predictable current cash flows plus the potential for earnings growth and asset appreciation. Our current portfolio includes assets in the energy, intermodal transport and rail sectors, among others. Our holdings include value-add projects where we expect to be able to generate strong earnings and cash flow growth through development and asset repositioning. We expect our future investments to continue to deliver a mix of current cash flow and growth potential.
Opportunistic Investment Approach—We take an opportunistic approach to buying and managing assets by targeting assets that are distressed or undervalued, or where we believe we can add value through active management. We also try to develop incremental opportunities to deploy significant amounts of capital through follow-on investments in our existing assets in order to drive cash flow and growth. In these ways, we seek to deliver attractive returns on our portfolio without heavy reliance on financial leverage. Following the spin-off, our leverage on a weighted basis across our existing portfolio will be approximately   % of our total capital. While leverage on any individual asset may vary, we target overall leverage for our assets on a consolidated basis of no greater than 50% of our total capital.
Experienced Investment Team—Our Manager is an affiliate of Fortress, a leading, diversified global investment firm with approximately $54.2 billion under management as of September 30, 2021. Founded in 1998, Fortress manages assets on behalf of over 1,800 institutional clients and private investors worldwide across a range of credit and real estate, private equity and permanent capital investment strategies. Over the last ten years, Fortress has been one of the industry’s most active investors in infrastructure-, energy-, and transportation-related assets and equipment globally. The Fortress team of investment professionals has over fifty years of combined experience in acquiring, managing and marketing infrastructure-assets. The team has been working directly together for over fifteen years and invested in infrastructure-related assets since 2002. Some of our Manager’s prior transactions include the growth and sale of Florida East Coast Railway, a major regional freight railroad operating mainline track along the east coast of Florida, the creation of New Fortress Energy, a fully integrated, global provider of natural gas-fueled energy solutions operating a growing network of liquefied natural gas terminals, power generation facilities and natural gas logistics infrastructure; Aircastle Ltd., one of the world’s leading aircraft lessors; SeaCube Container Leasing Ltd., one of the world’s largest container lessors; RailAmerica Inc., a leading short-line rail operator; Global Signal Inc., an owner operator and lessor of towers and other communication structures for wireless communications, and Brightline Holdings, an owner and operator of an express passenger rail system connecting major population centers in Florida, with plans to expand operations in Los Angeles, Las Vegas and elsewhere in North America.
Extensive Relationships with Experienced Operators—Through our Manager, we have numerous relationships with operators across the infrastructure industry. We typically seek to partner and often co-invest with experienced operators and owners when making acquisitions, and our existing relationships enable us not only to source opportunities, but also to maximize the value of each asset post-closing. Our strategy is to actively manage our investments to improve operations, grow cash flows and develop incremental investment opportunities.
Management Agreement
We will be externally managed by our Manager, an affiliate of Fortress, which has a dedicated team of experienced professionals focused on the acquisition of infrastructure assets since 2002. On December 27, 2017, SoftBank announced the SoftBank Merger. In connection with the SoftBank Merger, Fortress operates within SoftBank as an independent business headquartered in New York.
Pursuant to the terms of the management agreement with our Manager, our Manager provides a management team and other professionals who are responsible for implementing our business strategy and performing certain services for us, subject to oversight by our board of directors. Our Management Agreement has an initial ten-year term and is automatically renewed for one-year terms thereafter unless terminated by our Manager. For its services, our Manager is entitled to receive a management fee from us, payable monthly, that is based on the average value of our total equity (excluding non-controlling interests) determined on a consolidated basis in accordance with GAAP as of the last day of the two most recently completed months multiplied by an annual rate of 1.50%. In addition, we are obligated to reimburse certain expenses incurred by our Manager on our behalf.
Our Portfolio
The following primarily comprise our Ports and Terminals business:
Jefferson Terminal
In August 2014, FTAI and certain other Fortress affiliates purchased substantially all of the assets and assumed certain liabilities of Jefferson Terminal, a Texas-based group of companies developing crude oil and refined products logistics assets since 2012.
Jefferson Terminal is located on approximately 250 acres of land at the Port of Beaumont, Texas, a deep-water port near the mouth of the Neches River (the “Port”). Today, Jefferson Terminal leases 185 acres from the Port. As part of the lease, Jefferson Terminal was granted the concession to operate as the sole handler of liquid hydrocarbons at the Port. Jefferson Terminal does not own any land at Jefferson Terminal but does own certain equipment and leasehold improvements carried out as part of the Jefferson Terminal build-out.
Jefferson Terminal is developing a large multi-modal crude oil and refined products handling terminal at the Port, and also owns several other assets for the transportation and processing of crude oil and related products. Jefferson Terminal has a unique combination of six rail loop tracks and direct rail service from three Class I railroads, multiple direct pipeline connections to local refineries and interstate pipeline systems, barge docks and deep water ship loading capacity, capabilities to handle multiple types of products including refined products and both free-flowing crude oil and bitumen, and a prime location close to Port Arthur and Lake Charles, which are home to refineries with over 2.3 million barrels per day of capacity. Jefferson Terminal currently has approximately 4.4 million barrels of heated and unheated storage tanks in operation servicing both crude oil and refined products. As we secure new storage and handling contracts, we expect to expand storage capacity and/or develop new assets. The timing of the ultimate development of Jefferson Terminal will be dependent, in part, on the pace at which contracts are executed as well as the amount of volume subject to such contracts.

Jefferson Terminal’s prime location and excellent optionality make it well suited to provide logistics solutions to regional and global refineries, including blending, storage and delivery of crude oil and refined products. Jefferson handles, stores, and blends both light and heavy crudes that originate by marine, rail or pipeline from most major North American productions markets, including Western Canada, the Uinta Basin, the Permian Basin, and the Bakken Formation, as well as other international markets, with full heating capabilities for unloading heavier crude prior to storing and blending. Jefferson also transloads refined products, such as automotive gasoline and diesel fuel, that nearby refineries produce and ship through its terminal by rail and marine to other domestic and foreign markets in North America, including Mexico.
Heavy crude oils, such as those produced in Western Canada, are in high demand on the Gulf Coast because most refineries in the area are configured to handle heavier crudes (previously sourced predominately from Mexico and Venezuela) than those in other parts of the United States. Heavy crude is well suited for transport by rail rather than pipeline because of its high viscosity. Jefferson Terminal is one of only a few terminals on the Gulf Coast that has heated unloading system capabilities to handle these heavier grades of crude. As the production of North American heavy crude grows in excess of existing takeaway capacity, demand for crude-by-rail to the Gulf Coast is expected to increase. Refined products opportunities for storage and logistics are expected to be positively impacted by demand growth in export markets.
Mexican demand for U.S.-sourced refined products continues to increase; however, Mexico lacks the infrastructure required to efficiently import, store and distribute large volumes of gasoline and diesel. This has spurred the rapid build-out of new Mexican rail terminals, as well as storage capacity on both sides of the U.S.-Mexico border. To meet such increased demand, Jefferson Terminal operates a refined products system that receives three grades of products by direct pipeline connection from a large area refiner, as well as inland tank barge via the barge dock, stores the cargo in six tanks with a combined capacity of approximately 0.7 million barrels, and operates a 20 spot rail car loading system with the capacity to load approximately 70,000 barrels per day. This system may be further expanded to meet additional market demand.
Recent expansion projects completed include the construction of three pipeline systems, including a bundle of six pipelines, varying in size, a 14.2 mile outbound crude oil pipeline connection to a large refinery in Port Arthur, and a 5.6 mile inbound pipeline connecting to neighboring Delek Paline pipeline.
In addition to the Jefferson Terminal, Jefferson Terminal owns several other energy and infrastructure-related assets, including 299 tank railcars which are leased to third parties; a gas processing and condensate stabilization plant; pipeline rights-of-way; and a private inland marine terminal property all of which can be developed. These assets can be deployed or developed in the future to meet market demands for transportation and hydrocarbon processing, and if successfully deployed or developed, may represent additional opportunities to generate stable, recurring cash flow. As we secure customer contracts, we expect to invest equity capital to fund working capital needs and future construction, which may be required.
Long Ridge Energy Terminal
During 2017, through Ohio River Partners Shareholder LLC (“ORP”), a consolidated subsidiary, FTAI purchased 100% of the interests in the assets of Long Ridge, which consisted primarily of land, buildings, railroad track, docks, water rights, site improvements and other rights. In December 2019, ORP contributed its equity interests in Long Ridge into Long Ridge Terminal LLC and sold a 49.9% interest for $150 million in cash, plus an earn out, which earn out was written off during the period ended September 30, 2021. We no longer have a controlling interest in Long Ridge but still maintain significant influence through our retained interest and, therefore, now account for this investment in accordance with the equity method.
The Long Ridge Energy Terminal is one of the Appalachian Basin's leading multimodal energy terminals with a 485 MW power plant, nearly 300 acres of flat land, two barge docks on the Ohio River, a unit-train-capable loop track and direct access to Ohio Route 7.
In October 2021, Long Ridge completed its construction of its now fully-functional 485 MW combined-cycle power plant at the site. Associated plans to self-supply the natural gas fuel requirements for the plant remain on-time and on-budget. We continue to evaluate opportunities to deploy Long Ridge assets for sustainable and traditional energy projects and other value-driving enterprises.
For example, Long Ridge plans to eventually run its power plant on carbon-free hydrogen. In collaboration with New Fortress Energy and GE, Long Ridge intends to begin providing carbon-free power to customers as early as next year by blending hydrogen in the gas stream and transition the plant to be capable of burning 100% green hydrogen over the next decade. Upon project completion, Long Ridge will be among the first purpose-built hydrogen-burning power plants in the United States and among the first worldwide to blend hydrogen in a GE H-class gas turbine. The plant intends to utilize a GE 7HA.02 combustion turbine, which can burn between 15-20% hydrogen by volume in the gas stream initially, with the capability to transition to 100% hydrogen over time. Long Ridge has engaged Black & Veatch to assist with developing plans for the plant integration for hydrogen blending and to ensure safe and reliable industrial practices. For initial testing of hydrogen blending, Long Ridge has access to nearby industrial byproduct hydrogen. For the production of green hydrogen with electrolysis, Long Ridge has access to water from the Ohio River. Over time, below ground salt formations can be used for large-scale hydrogen storage.
In addition, Long Ridge plans to develop a 125-acre data center campus to offer more than 300 megawatts of capacity to serve custom hyperscale data center development and the wholesale colocation market in need of low-cost on-site power, new customizable white space data center infrastructure, and real estate expansion capability securely outside of the crowded northern Virginia data center market. Long Ridge’s initial 15-acre phase, dubbed “LR-1”, will deliver a 170,000-square foot powered shell with 24 megawatts of IT capacity. Land has been cleared and site development planning is well underway for the LR-1 structure.
Combined with Long Ridge’s proximity to large scale storage, the plant is capable of supporting a balanced and diverse power generation portfolio, from energy storage capable of accommodating the seasonal fluctuations of renewable energy, to cost-effective, dispatchable intermediate and baseload power. We continue to evaluate opportunities to deploy Long Ridge assets for sustainable and traditional energy projects and other value-driving enterprises.
Repauno
During 2016, through Delaware River Partners LLC (“DRP”), a consolidated subsidiary, FTAI purchased the assets of Repauno, which consisted primarily of land, a storage cavern, and riparian rights for the acquired land, site improvements and rights. We currently hold an approximately 98% economic interest, and a 100% voting interest in DRP. DRP is solely reliant on us to finance its activities and therefore is a variable interest entity (“VIE”). We concluded that we are the primary beneficiary; accordingly, DRP has been presented on a consolidated basis in the accompanying financial statements.
As one of the newest marine terminals on the Delaware River, Repauno is uniquely positioned as a premier multimodal facility on the Atlantic Seaboard. The deep water terminal is located on 1,600 acres in Gibbstown, New Jersey with underground granite storage cavern infrastructure, a new multipurpose dock, unit train rail capability and convenient truck access to interstates I-95 and I-295.
Shortly after the end of 2020, DRP completed its new state-of-the-art rail-to-ship transloading system. This allows DRP to load Liquified Petroleum Gas marine vessels from its new wharf, including 14 marine vessels loaded in the third quarter of 2021. As the newest marine terminal on the Delaware River, Repauno is designed to safely and efficiently handle a wide variety of freight, providing critical logistics services to a multitude of industrial segments. In addition, Repauno is expanding its storage and transloading capacity, and pursuing accretive sustainable energy projects such as the development of a recycling facility on-site (see discussion of Clean Planet USA below).
The following primarily comprise our Railroads business:
Transtar
Transtar is comprised of five operating freight railroads and one switching company connected to the largest production facilities of USS. Transtar is comprised of five short-line freight railroads and one switching company, including two railroads that connect to U.S. Steel’s largest production facilities in North America: the Gary Railway Company, Indiana; The Lake Terminal Railroad Company, Ohio; Union Railroad Company LLC, Pennsylvania; Fairfield Southern Company Inc., Alabama; Delray Connecting Railroad Company, Michigan; and the Texas & Northern Railroad Company, Texas. FTAI and USS also agreed to enter into an exclusive strategic rail partnership under which FTAI will provide rail service to USS for an initial term of 15 years with minimum volume commitments for the first five years. Through operational improvements and potential long-term development projects, we intend to enhance performance of any under-utilized Transtar assets.

Acquisition of Transtar
On July 28, 2021, FTAI completed the purchase of 100% of the equity interests of Transtar, which was a wholly owned short-line railroad subsidiary of U.S. Steel, for a cash purchase price of $640.0 million, subject to certain customary adjustments set forth in the Transtar Purchase Agreement. Transtar has approximately 400 employees, of which approximately 300 are subject to collective bargaining agreements.
Railway Services Agreement
On July 28, 2021, in connection with the closing of the Transtar Acquisition, Transtar, certain Transtar subsidiaries (together with Transtar, the “Transtar Parties”), and U.S. Steel entered into a railway services agreement (the “Railway Services Agreement”). Under the Railway Services Agreement, for an initial term of 15 years from and after the closing of the Transtar Acquisition, Transtar will continue to provide U.S. Steel with rail haulage, switching and transportation services at U.S. Steel’s facilities in and around Gary, Indiana, Pittsburgh, Pennsylvania, Fairfield, Alabama, Ecorse, Michigan, Lorain, Ohio and Lone Star, Texas, including but not limited to: railcar maintenance and repair services, locomotive maintenance, inspection and repair services, maintenance-of-way services, car management services, and rail and material handling services. The first five years of the Railway Services Agreement term contain the following minimum annual dollar value requirements: (i) from the closing until the first anniversary, $85.8 million, (ii) from the first anniversary until the second anniversary, $92.3 million, (iii) from the second anniversary until the third anniversary, $94.5 million, (iv) from the third anniversary until the fourth anniversary, $103.5 million, and (v) from the fourth anniversary until the fifth 128 anniversary, $106.5 million.
The following primarily comprise our Energy Transition business:
Aleon and Gladieux
In September 2021, FTAI acquired 1% of Class A shares and 50% of Class B shares of GM-FTAI Holdco LLC for $52.5 million. GM-FTAI Holdco LLC owns 100% interest in Gladieux and Aleon. Gladieux specializes in recycling spent catalyst produced in the petroleum refining industry. Aleon plans to develop a lithium-ion battery recycling business across the United States. Each planned location will collect, discharge and disassemble lithium-ion batteries to extract various metals in high-purity form for resale into the lithium-ion battery production market. Aleon and Gladieux are governed by separate boards of directors. Our ownership of Class A and B shares in GM-FTAI Holdco LLC provides us with 1% and 50% in economic interest in Gladieux and Aleon, respectively.
Clean Planet USA
On November 19, 2021, FTAI and UK green-tech company Clean Planet Energy announced the formation of a joint venture partnership to develop Clean Planet USA ecoPlants in key North American markets. The first Clean Planet USA ecoPlant is under development at the Repauno Port & Rail Terminal in Gibbstown, New Jersey, where the plant is planned to initially process 20,000 tons of waste plastics each year. In addition, the newly formed Clean Planet USA business development team is advancing multiple additional projects with agreements in place for plastic-waste supply in Alabama, Texas, Florida, the Dominican Republic, and other North American markets.
Clean Planet USA ecoPlants are green recycling facilities that convert traditionally non-recyclable waste plastics into ultra-clean fuels and oils, and circularnaphtha to support the manufacture of new plastics. An ecoPlant can accept and process plastics from all classifications, including those which are almost always rejected by traditional recycling centers and sent to landfill or incineration.
CarbonFree
In December 2021, FTAI purchased $10 million in convertible notes of CarbonFree. CarbonFree has developed patented technologies to capture carbon dioxide from industrial emissions sources and convert it to usable and storable products. CarbonFree’s first commercial scale SkyCycle plant is expected to begin development in 2022.
Our other opportunistic investments include:
FYX
In July 2020, FTAI invested $1.3 million for a 14% interest in an operating company that provides roadside assistance services for the intermodal and over-the-road trucking industries. FYX has developed a mobile and web-based application that connects fleet managers, owner-operators, and drivers with repair vendors to efficiently and reliably quote, dispatch, monitor, and bill comprehensive roadside and fleet repair services.

Asset Management
Our Manager actively manages and monitors our portfolios of assets on an ongoing basis, and in some cases engages third parties to assist with the management of those assets. Our Manager frequently reviews the status of all of our assets. In the case of operating infrastructure, our Manager plays a central role in developing and executing operational, finance and business development strategies. On a periodic basis, our Manager discusses the status of our acquired assets with our board of directors.
In some situations, we may acquire assets through a joint venture entity or own a minority position in an investment entity. In such circumstances, we will seek to protect our interests through appropriate levels of board representation, minority protections and other structural enhancements.
While we expect to hold our assets for extended periods of time, we and our Manager continually review our assets to assess whether we should sell or otherwise monetize them. Aspects that will factor into this process include relevant market conditions, the asset’s age, relative concentration or remaining expected useful life.
Customers
Our customers consist of global industrial and energy companies, including corporations that refine crude oil and trade petroleum products, manufacturers and local electricity markets and traders. We maintain ongoing relationships and discussions with our customers and seek to have consistent dialogue. In addition to helping us monitor the needs and quality of our customers, we believe these relationships help source additional opportunities and gain insight into attractive opportunities in the infrastructure sectors. A substantial portion of our revenue has historically been derived from a small number of customers. As of and for the nine months ended September 30, 2021, our largest customer accounted for 26% of our revenue and 49% of total accounts receivable, net. We derive a significant percentage of our revenue within specific sectors from a limited number of customers. However, we do not think that we are dependent upon any particular customer, or that the loss of one or more of them would have a material adverse effect on our business or the relevant segment, because of our ability to re-lease assets at similar terms following the loss of any such customer. See “Risk Factors—Contractual defaults may adversely affect our business, prospects, financial condition, results of operations and cash flows by decreasing revenues and increasing storage, positioning, collection, recovery and lost equipment expenses.”
Competition
The business of acquiring, managing and marketing infrastructure assets is highly competitive. Market competition for acquisition opportunities includes traditional infrastructure companies, commercial and investment banks, as well as a growing number of non-traditional participants, such as hedge funds, private equity funds, and other private investors.
Additionally, the markets for our products and services are competitive, and we face competition from a number of sources. These competitors include companies in the midstream energy business, terminal operators and those involved in the transportation of bulk goods.
We compete with other market participants on the basis of industry knowledge, availability of capital, and deal structuring experience and flexibility, among other things. We believe our Manager’s experience in the infrastructure industry and our access to capital, in addition to our focus on diverse asset classes and customers, provides a competitive advantage versus competitors that maintain a single sector focus.
Environmental Regulations
We are subject to federal, state, local and foreign laws and regulations relating to the protection of the environment, including those governing the discharge of pollutants to air and water, the management and disposal of hazardous substances and wastes, the cleanup of contaminated sites and noise and emission levels. Under some environmental laws in the United States and certain other countries, strict liability may be imposed on the owners or operators of assets, which could render us liable for environmental and natural resource damages without regard to negligence or fault on our part. In addition, changes to environmental standards or regulations in the industries in which we operate could limit the economic life of the assets we acquire or reduce their value, and also require us to make significant additional investments in order to maintain compliance.

Human Capital Management
Our Manager provides a management team and other professionals who are responsible for implementing our business strategy and performing certain services for us, subject to oversight by our board of directors. We also have approximately 600 employees at our business segments, approximately 370 of whom are party to a collective bargaining agreement. We consider our relationship with our employees to be good and we focus heavily on employee engagement. We have invested substantial time and resources into building our team, and our human capital management objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating our existing and new employees. To facilitate attraction and retention, we strive to create a diverse, inclusive, and safe workplace, with opportunities for our employees to grow and develop in their careers, supported by strong compensation and benefits programs.
Properties
An affiliate of our Manager leases principal executive offices at 1345 Avenue of the Americas, 45th Floor, New York, NY 10105. Our Jefferson Terminal operating segment leases approximately 200 acres of property for its terminal facilities and leases approximately 12,300 square feet of office space in Texas and 300 square feet in Canada. We are redeveloping Repauno, located in New Jersey, which includes over 1,600 acres of land, riparian rights, rail tracks and a 186,000 barrel underground storage cavern, to be a multi-purpose, multi-modal deepwater port. Additionally, our railcar cleaning business leases space in Maine. We believe that our office facilities and properties are suitable and adequate for our business as it is contemplated to be conducted.
Conflicts of Interest
Although we will establish certain policies and procedures designed to mitigate conflicts of interest, there can be no assurance that these policies and procedures will be effective in doing so. It is possible that actual, potential or perceived conflicts of interest could give rise to investor dissatisfaction, litigation or regulatory enforcement actions. Below is a summary of certain factors that could result in conflicts of interest.
One or more of our officers and directors will have responsibilities and commitments to entities other than us, including, but not limited to, FTAI. In addition, we will not have a policy that expressly prohibits our directors, officers, securityholders or affiliates from engaging for their own account in business activities of the types conducted by us. Moreover, our certificate of incorporation will provide that if any of the Fortress Parties, or any of their officers, directors or employees of any of the Fortress Parties acquire knowledge of a potential transaction that could be a corporate opportunity for us, they have no duty, to the fullest extent permitted by law, to offer such corporate opportunity to us. In the event that any of our directors and officers who is also a director, officer or employee of any of the Fortress Parties acquires knowledge of a corporate opportunity or is offered a corporate opportunity, provided that this knowledge was not acquired solely in such person’s capacity as a director or officer of us and such person acts in good faith, then such person is deemed to have fully satisfied such person’s fiduciary duties owed to us and is not liable to us, to the fullest extent permitted by law, if any of the Fortress Parties or their respective affiliates, pursues or acquires the corporate opportunity or if such person does not present the corporate opportunity to us. See “Risk Factors—Risks Relating to Our Manager—There are conflicts of interest in our relationship with our Manager.”
Our key agreements, including our Management Agreement, were negotiated among related parties, and their respective terms, including fees and other amounts payable, may not be as favorable to us as terms negotiated on an arm’s-length basis with unaffiliated parties.
The structure of the Manager’s compensation arrangement may have unintended consequences for us. We have agreed to pay our Manager a management fee that is not tied to our performance and incentive compensation that is based entirely on our performance. The management fee may not sufficiently incentivize our Manager to generate attractive risk-adjusted returns for us, while the performance-based incentive compensation component may cause our Manager to place undue emphasis on the maximization of earnings, including through the use of leverage, at the expense of other objectives, such as preservation of capital, to achieve higher incentive distributions. Since investments with higher yield potential are generally riskier or more speculative than investments with lower yield potential, this could result in increased risk to the value of our portfolio of assets and your investment in us.
We may compete with entities affiliated with or managed by our Manager or Fortress for certain assets that we may seek to acquire. From time to time, entities affiliated with or managed by our Manager or Fortress may focus on investments in assets with a similar profile as our target assets. These affiliates may have meaningful purchasing capacity, which may change over time depending upon a variety of factors, including, but not limited to, available equity capital and debt financing, market conditions and cash on hand. Fortress has funds invested in transportation-related infrastructure with approximately $3.5 billion in investments in aggregate as of both December 31, 2020 and September 30, 2021. Fortress funds generally have a fee structure similar to the structure of the fees in our Management Agreement, but the fees actually paid will vary depending on the size, terms and performance of each fund.
Our Manager may determine, in its discretion, to make a particular investment through an investment vehicle other than us. Investment allocation decisions will reflect a variety of factors, such as a particular vehicle’s availability of capital (including financing), investment objectives and concentration limits, legal, regulatory, tax and other similar considerations, the source of the investment opportunity and other factors that the Manager, in its discretion, deems appropriate. Our Manager does not have an obligation to offer us the opportunity to participate in any particular investment, even if it meets our investment objectives.
Legal Proceedings
We are and may become involved in legal proceedings, including, but not limited to, regulatory investigations and inquiries, in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, regulatory investigation or inquiry, in the opinion of management, we do not expect our current and any threatened legal proceedings to have a material adverse effect on our business, financial position or results of operations. Given the inherent unpredictability of these types of proceedings, however, it is possible that future adverse outcomes could have a material adverse effect on our financial results.

OUR MANAGER AND MANAGEMENT AGREEMENT
General
We will be externally managed by our Manager, FIG LLC, pursuant to the terms of our Management Agreement, which will be effective upon the completion of the spin-off. Our Manager is an affiliate of Fortress.
Our officers and the other individuals who execute our business strategy are employees of our Manager or its affiliates. These individuals are not required to exclusively dedicate their services to us and may provide services for other entities affiliated with our Manager.
Management Agreement
We will be party to a Management Agreement with our Manager effective upon completion of the spin-off. Pursuant to the terms of the Management Agreement, our Manager will provide a management team that will be responsible for implementing our business strategy and performing certain services for us. Our Management Agreement will require our Manager to manage our business affairs in conformity with the policies and the investment guidelines that are approved and monitored by our board of directors. There will be no limit on the amount our Manager may invest on our behalf without seeking the approval of our board of directors.
Our Manager will be responsible for, among other things, (i) performing all of our day-to-day functions, (ii) determining investment criteria in conjunction with, and subject to the supervision of, our board of directors, (iii) sourcing, analyzing and executing on investments and sales, (iv) performing investment and liability management duties, including financing and hedging and (v) performing financial and accounting management. Our Manager will perform (or cause to be performed), in each case on our behalf and at our expense, such services and activities relating to our assets and operations as may be appropriate, which may include, without limitation, the following:
•	serving as our consultant with respect to the periodic review of the acquisition criteria and parameters for asset acquisitions, borrowings, financing transactions and operations;
•	investigating, analyzing, valuing and selecting asset acquisition opportunities;
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with respect to our prospective acquisitions and dispositions of assets, conducting negotiations with brokers, sellers and purchasers and their respective agents and representatives, investment bankers and owners of privately and publicly held companies;

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engaging and supervising independent contractors that provide services relating to us or our assets, including, but not limited to, investment banking, legal or regulatory advisory, tax advisory, due diligence, accounting advisory, securities brokerage and other financial brokerage and consulting services as the Manager determines from time to time is advisable;

•	negotiating the sale, exchange or other disposition of any assets;
•	coordinating and managing operations of any of our joint venture or co-investment interests and conducting all matters with respect to those joint ventures or co-investments;
•	coordinating and supervising all matters related to our assets, including the sale and management of such assets and retaining agents, managers or other advisors in connection therewith;
•	providing executive and administrative personnel, office space and office services required in rendering services to us;
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administering the day-to-day operations and performing and supervising the performance of such other administrative functions necessary to our management as may be agreed upon by our Manager and our board of directors, including, without limitation, the collection of revenues and the payment of our debts and obligations and maintenance of appropriate computer services to perform such administrative functions;

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communicating with the past, current and prospective holders of any of our equity or debt securities as required to satisfy the reporting and other requirements of any governmental bodies or agencies or trading markets and to maintain effective relations with such holders;

•	counseling us in connection with policy decisions to be made by our board of directors;
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evaluating and recommending to our board of directors modifications to any hedging strategies in effect on the date hereof and engaging in hedging activities consistent with such strategies, as in effect from time to time;

•	counseling us regarding the maintenance of our exemption from the Investment Company Act and monitoring compliance with the requirements for maintaining such an exemption;
•	assisting us in developing criteria that are specifically tailored to our acquisition objectives and making available to us its knowledge and experience with respect to our target assets;
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representing and making recommendations to us in connection with the purchase and finance, and commitment to purchase and finance, of our target assets, and in connection with the sale and commitment to sell such assets;

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monitoring the operating performance of our assets and providing periodic reports with respect thereto to our board of directors, including comparative information with respect to such operating performance, valuation and budgeted or projected operating results;

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investing and re-investing any of our moneys and securities (including investing in short-term investments pending investment in asset acquisitions, payment of fees; costs and expenses; or payments of dividends or distributions to our shareholders and partners) and advising us as to our capital structure and capital raising;

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causing us to retain qualified accountants and legal counsel, as applicable, to assist in developing appropriate accounting procedures, compliance procedures and testing systems with respect to financial reporting obligations and to conduct quarterly compliance reviews with respect thereto;

•	causing us to qualify to do business in all applicable jurisdictions and to obtain and maintain all appropriate licenses;
•	taking all necessary actions to enable us to make required tax filings and reports, including soliciting shareholders for required information to the extent provided by the provisions of the Code;
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assisting us in complying with all regulatory requirements applicable to us in respect of our business activities, including preparing or causing to be prepared all financial statements required under applicable regulations and contractual undertakings and all reports and documents required under the Exchange Act;

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handling and resolving all claims, disputes or controversies (including all litigation, arbitration, settlement or other proceedings or negotiations) in which we may be involved or to which we may be subject arising out of our day-to-day operations, subject to such limitations or parameters as may be imposed from time to time by our board of directors;

•	using commercially reasonable efforts to cause expenses incurred by us or on our behalf to be within any expense guidelines set by our board of directors from time to time;
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performing such other services as may be required from time to time for management and other activities relating to our assets as our board of directors and our Manager shall agree from time to time or as our Manager shall deem appropriate under the particular circumstances;

•	using commercially reasonable efforts to cause us to comply with all applicable laws; and
•	traveling in connection with the performance of any services or activities relating to our assets, operations, acquisitions or investment analysis.
Indemnification
Pursuant to our Management Agreement, our Manager will not assume any responsibility other than to render the services called for thereunder in good faith and will not be responsible for any action of our board of directors in following or declining to follow its advice or recommendations. Our Manager, its members, managers, officers and employees will not be liable to us or any of our subsidiaries, to our board of directors, or our or any subsidiary’s stockholders or partners for any acts or omissions by our Manager, its members, managers, sub-advisers, officers or employees, except by reason of acts constituting bad faith, willful misconduct, gross negligence or reckless disregard of our Manager’s duties under our Management Agreement. We shall, to the full extent lawful, reimburse, indemnify and hold our Manager, its members, managers, officers and employees, sub-advisers and each other person, if any, controlling our Manager, harmless of and from any and all expenses, losses, damages, liabilities, demands, charges and claims of any nature whatsoever (including attorneys’ fees) in respect of or arising from any acts or omissions of an indemnified party made in good faith in the performance of our Manager’s duties under our Management Agreement and not constituting such indemnified party’s bad faith, willful misconduct, gross negligence or reckless disregard of our Manager’s duties under our Management Agreement.

Our Manager will, to the full extent lawful, reimburse, indemnify and hold us, our stockholders, directors, officers and employees and each other person, if any, controlling us, harmless of and from any and all expenses, losses, damages, liabilities, demands, charges and claims of any nature whatsoever (including attorneys’ fees) in respect of or arising from our Manager’s bad faith, willful misconduct, gross negligence or reckless disregard of its duties under our Management Agreement. Our Manager carries errors and omissions and other customary insurance.
Management Team
Pursuant to the terms of our Management Agreement, our Manager will provide us with a management team, including a chief executive officer and a chief financial officer, to provide the management services to be provided by our Manager to us. The members of our management team shall devote such of their time to the management of us as is reasonably necessary and appropriate, commensurate with our level of activity from time to time.
Assignment
Our Manager may generally only assign our Management Agreement with the written approval of a majority of our independent directors; provided, however, that our Manager may assign our Management Agreement to an entity whose day-to-day business and operations are managed and supervised by Mr. Wesley R. Edens. We may not assign our Management Agreement without the prior written consent of our Manager, except in the case of an assignment to another organization which is our successor, in which case such successor organization shall be bound under our Management Agreement and by the terms of such assignment in the same manner as we are bound under our Management Agreement.
Term
The initial term of our Management Agreement will expire on the tenth anniversary of the distribution and will be automatically renewed for one-year terms thereafter unless (i) a majority consisting of at least two-thirds of our independent directors or a simple majority of the holders of outstanding shares of our common stock, agree that there has been unsatisfactory performance that is materially detrimental to us or (ii) a simple majority of our independent directors agree that the management fee payable to our Manager is unfair; provided that we shall not have the right to terminate our Management Agreement under clause (ii) foregoing if the Manager agrees to continue to provide the services under the Management Agreement at a fee that a simple majority of our independent directors have reasonably determined to be fair.
If we elect not to renew our Management Agreement at the expiration of the original term or any such one-year extension term as set forth above, our Manager will be provided with 60 days’ prior notice of any such termination. In the event of such termination, we would be required to pay the termination fee described below.
We may also terminate our Management Agreement at any time for cause effective upon 60 days’ prior written notice of termination from us to our Manager, in which case no termination fee would be due, for the following reasons:
•
the willful violation of the Management Agreement by the Manager in its corporate capacity (as distinguished from the acts of any employees of the Manager which are taken without the complicity of any of the Manager’s management) under the Management Agreement;

•	our Manager’s fraud, misappropriation of funds, or embezzlement against us; or
•	our Manager’s gross negligence of duties under our Management Agreement.
In addition, our Manager may terminate our Management Agreement effective upon 60 days’ prior written notice of termination to us in the event that we default in the performance or observance of any material term, condition or covenant contained in our Management Agreement and such default continues for a period of 30 days after written notice thereof specifying such default and requesting that the same be remedied in such 30-day period.
If our Management Agreement is terminated by our Manager upon our breach, we would be required to pay to our Manager the termination fee described below.
Management Fee
We will pay a management fee equal to 1.5% per annum of our gross equity, which will be calculated and payable monthly in arrears in cash. Gross equity is generally the equity invested by FTAI as of the distribution date, plus total net proceeds from stock offerings, plus certain capital contributions to subsidiaries, less capital distributions (calculated without regard to depreciation and amortization) and repurchases of common stock.
Our Manager shall compute each installment of the management fee within 15 days after the end of the calendar month with respect to which such installment is payable.
In addition, upon the successful completion of an offering of our common stock or other equity securities (including securities issued as consideration in an acquisition), we grant the Manager options to purchase common stock in an amount equal to 10% of the number of common stock being sold in the offering (or if the issuance relates to equity securities other than our common stock, options to purchase a number of shares of common stock equal to 10% of the gross capital raised in the equity issuance divided by the fair market value of a share of common stock as of the date of issuance), with an exercise price equal to the offering price per share paid by the public or other ultimate purchaser or attributed to such securities in connection with an acquisition (or the fair market value of a share of common stock as of the date of the equity issuance if it relates to equity securities other than our common stock). Any ultimate purchaser of common stock for which such options are granted may be an affiliate the Manager.
Incentive Compensation
Under the terms of the Management Agreement, our Manager will be entitled to an Incentive Fee, in an amount to be determined prior to the spin-off.
Reimbursement of Expenses
We pay all of our operating expenses, except those specifically required to be borne by the Manager under the Management Agreement. The expenses required to be paid by us include, but are not limited to, issuance and transaction costs incident to the acquisition, disposition and financing of our assets, legal and auditing fees and expenses, the compensation and expenses of our independent directors, the costs associated with the establishment and maintenance of any credit facilities and other indebtedness of ours (including commitment fees, legal fees, closing costs, etc.), expenses associated with other securities offerings of ours, costs and expenses incurred in contracting with third parties (including affiliates of the Manager), the costs of printing and mailing proxies and reports to our stockholders, costs incurred by the Manager or its affiliates for travel on our behalf, costs associated with any computer software or hardware that is used by us, costs to obtain liability insurance to indemnify our directors and officers and the compensation and expenses of our transfer agent.
We will pay or reimburse the Manager and its affiliates for performing certain legal, accounting, due diligence tasks and other services that outside professionals or outside consultants otherwise would perform; provided that such costs and reimbursements are no greater than those which would be paid to outside professionals or consultants. The Manager is responsible for all of its other costs incident to the performance of its duties under the Management Agreement, including compensation of the Manager’s employees, rent for facilities and other “overhead” expenses; we will not reimburse the Manager for these expenses. A portion of our reimbursement to the Manager will be allocated to us based on the estimated amount of time incurred by the Manager’s employees on activities related to our operations.
Termination Fee
If we terminate the Management Agreement, we will generally be required to pay the Manager a termination fee. The termination fee is equal to the amount of the management fee during the 12 months immediately preceding the date of the termination. In addition, an Incentive Fee will be payable to the Manager if the Manager is removed due to the termination of the Management Agreement in certain specified circumstances. The Incentive Fee is an amount equal to .
Employees
Our Manager provides a management team and other professionals who are responsible for implementing our business strategy and performing certain services for us, subject to oversight by our board of directors, and as a result, we have no employees. From time to time, certain of our officers may enter into written agreements with us that memorialize the provision of certain services; these agreements do not provide for the payment of any cash compensation to such officers from us. The employees of our Manager are not a party to any collective bargaining agreement. In addition, our Manager expects to utilize third-party contractors to perform services and functions related to the operation and leasing of our assets. These functions may include billing, collections, recovery and asset monitoring.

MANAGEMENT
Directors and Officers
Set forth below is certain biographical information and ages for our directors. Each director holds office until his or her successor is duly elected or appointed and qualified or until his or her earlier death, retirement, disqualification, resignation or removal. Our board of directors consists of   members.
Our bylaws will provide that our board of directors shall consist of not less than three and not more than nine directors as the board of directors may from time to time determine. Our board of directors will initially consist of directors. Our board of directors is divided into three classes that are, as nearly as possible, of equal size. Each class of directors is elected for a three-year term of office, but the terms are staggered so that the term of only one class of directors expires at each annual general meeting. The initial terms of the Class I, Class II and Class III directors will expire in 2023, 2024 and 2025, respectively.   will each serve as a Class I director,    will each serve as a Class II director and will serve as a Class III director. All officers serve at the discretion of the board of directors.
We have directors, of whom have been determined to be independent as defined under the rules of the NYSE. Our board of directors has determined that are independent directors. In making such determination, our board of directors took into consideration.
Our certificate of incorporation will not provide for cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of common stock can elect all of the directors standing for election, and the holders of the remaining shares will not be able to elect any directors.
The following table shows the names, positions and ages of our directors:
Name, Position, Age	Description

The following table shows the names and ages of our executive officers and the positions that they hold. A description of the business experience of each for at least the past five years follows the table.
Name	Age	Position
		Chief Executive Officer and President
Scott Christopher	48	Chief Financial Officer and Treasurer
		Chief Accounting Officer
Scott Christopher will be the Chief Financial Officer and Treasurer of FTAI Infrastructure. Mr. Christopher has been FTAI's Chief Financial Officer since May 2016, and served as Chief Accounting Officer from May 2015 to August 2018. Mr. Christopher also serves as a Senior Vice President of the Fortress Private Equity group. From 2010 to 2015, Mr. Christopher worked as Deputy Corporate Controller at American International Group, Inc. Prior to that, he worked at Deloitte & Touche LLP in various capacities in Audit, Advisory and Merger & Acquisition Services. Mr. Christopher received a Bachelor of Business Administration in Accounting from the University of Wisconsin - Madison, and is a certified public accountant.
Director Independence
Our board of directors determined that   and   are “independent directors” as defined under the rules of the NYSE. There are no family relationships among any of our directors or executive officers. The NYSE permits a phase-in period of up to one year for an issuer listing its securities on the NYSE in connection with its initial public offering in order meet the requirement that a majority of the board of directors be comprised of independent directors. We intend to take advantage of this phase-in period.

Committees of the Board of Directors
We have established the following committees of our board of directors:
Audit Committee
Following the spin-off, our audit committee (the “Audit Committee”) will consist of  . Our board of directors has determined that   is an audit committee financial expert as defined by the SEC. The Audit Committee assists the board of directors in fulfilling its legal and fiduciary obligations with respect to matters involving the accounting, auditing, financial reporting, internal control and legal compliance functions of FTAI Infrastructure and our subsidiaries, including, without limitation:
•
assisting the board’s oversight of (i) the integrity of our financial statements, (ii) our compliance with legal and regulatory requirements, (iii) our independent auditors’ qualifications and independence, and (iv) the performance of our independent auditors and our internal auditors;

•	preparing the report required to be prepared by the Audit Committee pursuant to the rules of the SEC for inclusion in our annual proxy statement;
•	reviewing our financial risk and control procedures; and
•
has the sole discretion to appoint annually our independent registered public accounting firm, evaluate its independence and performance and set clear hiring policies for employees or former employees of the independent registered public accounting firm.

Pursuant to NYSE’s phase-in rules for newly listed companies, we have 90 days from the date on which we are first listed on NYSE to have an additional independent director appointed to the Audit Committee, and one year from the date on which we are first listed on NYSE to have our Audit Committee be comprised of three members. We intend to take advantage of this phase-in period. Each member of the Audit Committee meets or will meet criteria for independence of audit committee members set forth in Rule 10A-3(b)(1) under the Exchange Act.
Nominating Committee
Following the spin-off, our nominating committee (the “Nominating Committee”) will consist of . The principal duties and responsibilities of our Nominating and Corporate Governance Committee will be the following:
•	recommend to the board of directors individuals qualified to serve as directors and on committees of the board of directors;
•	advise the board with respect to board composition, procedures and committees;
•	advise the board with respect to the corporate governance principles applicable to us; and
•	oversee the evaluation of the board of directors.
Pursuant to NYSE’s phase-in rules for newly listed companies, we have 90 days from the date on which we are first listed on NYSE to have a majority of the Nominating Committee be independent, and one year from the date on which we are first listed on NYSE to have our Nominating Committee be fully independent. We intend to take advantage of this phase-in period.
Compensation Committee
Following the spin-off, our compensation committee (the “Compensation Committee”) will consist of . The principal duties of the Compensation Committee are to:
•	oversee our annual review of the Management Agreement, including the performance of and compensation payable to our Manager thereunder;
•	oversee our compensation policies and, if applicable, employee benefit plans and practices, including any incentive-compensation and equity-based plans;
•	review and discuss with management our compensation discussion and analysis to be included in our annual proxy statement or annual report on Form 10-K filed with the SEC;
•	prepare Compensation Committee reports, as required by the rules of the SEC;
•	make recommendations to the board of directors regarding director compensation; and

•
perform such further functions as may be consistent with the charter of the Compensation Committee of the board of directors or assigned by applicable law, our articles of incorporation or bylaws, or the board of directors.

Pursuant to NYSE’s phase-in rules for newly listed companies, we have 90 days from the date on which we are first listed on NYSE to have a majority of the Compensation Committee be independent, and one year from the date on which we are first listed on NYSE to have our Compensation Committee be fully independent. We intend to take advantage of this phase-in period.
Code of Business Conduct and Ethics
Our board of directors will establish a code of business conduct and ethics that applies to our directors and to our Manager’s officers, directors and personnel when such individuals are acting for or on our behalf. Among other matters, our code of business conduct and ethics is designed to deter wrongdoing and to promote:
•	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;
•	full, fair, accurate, timely and understandable disclosure in our SEC reports and other public communications;
•	compliance with applicable governmental laws, rules and regulations;
•	prompt internal reporting of violations of the code to appropriate persons identified in the code; and
•	accountability for adherence to the code.
Any waiver of the code of business conduct and ethics for our officers or directors may be made only by our board of directors as a whole or by the audit committee and will be promptly disclosed as required by law or stock exchange regulations.
Compensation of Directors
We have not yet paid any compensation to our directors. Following completion of the distribution, we will pay an annual fee to each of our independent director equal to $150,000, payable semi-annually. In addition, an annual fee of $10,000 will be paid to the chair of the audit committee of our board of directors. Fees to independent directors may be made by issuance of common stock, based on the value of such common stock at the date of issuance, rather than in cash; provided that any such issuance does not prevent such director from being determined to be independent and such shares are granted pursuant to a stockholder-approved plan or the issuance is otherwise exempt from NYSE listing requirements. Each of our independent directors will also receive an initial one time grant of fully vested options to purchase 5,000 shares of our common stock under our the FTAI Infrastructure Nonqualified Stock Option and Incentive Award Plan upon the date of the first meeting of our board of directors attended by such director. For additional information on our director equity compensation, see “—FTAI Infrastructure Nonqualified Stock Option and Incentive Award Plan.” Our affiliated directors, however, will not be separately compensated by us. All members of our board of directors will be reimbursed for reasonable costs and expenses incurred in attending meetings of our board of directors.
Executive Officer Compensation
Introduction
At the time of the filing of this Information Statement, we have not yet identified our named executive officers other than our Chief Financial Officer. We will identify our other named executive officers, and include the relevant disclosures relating to their compensation, in a subsequent amendment to this Information Statement.
Each of our officers is an employee of our Manager or an affiliate of our Manager. Our officers will be compensated by our Manager (or the applicable affiliate) and will not receive any compensation directly from us. We will not reimburse our Manager or any of its affiliates for the compensation of any of our officers and we will not make any decisions regarding the compensation of our officers. For a description of our Manager’s compensation, please refer to the section entitled “Our Manager and Management Agreement.”
In accordance with our Management Agreement, our officers will devote such portion of their time to our affairs as is required for the performance of the duties of our Manager under the Management Agreement. As a result, certain of our officers from time to time may be exclusively dedicated to performing services to us and thus not provide any other significant services to our Manager, while other of our officers are not exclusively dedicated to us and perform services for our Manager that are unrelated to our affairs.
In 2020, our Chief Financial Officer Scott Christopher was exclusively dedicated to providing services to us or FTAI. Accordingly, our Manager has determined that the entire amount of the compensation that it paid to Mr. Christopher in or in respect of 2020 was for services that he performed for us or FTAI and we have therefore reported that compensation in the “Summary Compensation Table for 2020,” below.
Summary Compensation Table for 2020
The following table provides additional information regarding the compensation earned by Mr. Christopher in respect of the fiscal years set forth below, which in each case was determined and paid by our Manager.
Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($)	All Other Compensation ($)	Total ($)
Scott Christopher, Chief Financial Officer	2020	200,000	700,000	—	8,868(1)	908,868
	2019	200,000	700,000	—	8,796	908,796
(1)	This amount consists of (i) $8,400 of 401(k) matching contributions made by our Manager and (ii) $468 of life insurance premiums paid by our Manager.
Compensation Elements for 2020
All of the decisions regarding Mr. Christopher’s compensation are made by our Manager, and the Company and Mr. Christopher do not have any role in determining any aspect of Mr. Christopher’s compensation from our Manager. Our Manager used the following compensation elements in 2020 as tools to reward and retain Mr. Christopher:
•	Base Salary - Our Manager paid Mr. Christopher a base salary of $200,000 in 2020 to assist each with paying basic living expenses during the calendar year;
•	Bonus - Our Manager paid Mr. Christopher a discretionary bonus of $700,000 in early 2021 based on its subjective review of his performance in 2020; and
•
Retirement Arrangements and Other Compensation - Our Manager provides Mr. Christopher with 401(k) matching contributions and company-paid life insurance premiums, which our Manager believes are reasonable, competitive and consistent with the Manager’s overall executive compensation objectives to reward and retain talented and experienced individuals.

Outstanding Equity Awards at Fiscal Year End for 2020
Mr. Christopher did not hold any unvested equity-based awards as of December 31, 2020.
Potential Payments Upon Change-in-Control or Termination
Mr. Christopher is not entitled to any severance payments or benefits upon a termination of employment with our Manager and its affiliates, whether occurring prior to or following a change in control of the Company or Fortress Investment Group LLC.
FTAI Infrastructure Nonqualified Stock Option and Incentive Award Plan
Introduction
The FTAI Infrastructure Nonqualified Stock Option and Incentive Award Plan (the “Plan”) was adopted by our board of directors on , 2022. The Plan is intended to facilitate the use of long-term equity-based awards and incentives for the benefit of the service providers to the Company and our Manager. A summary of the Plan is set forth below.
Summary of the Plan Terms
The Plan is administered by our board of directors, which has appointed our Compensation Committee to administer the Plan. As the administrator of the Plan, our Compensation Committee has the authority to grant awards under the Plan and to adopt, alter and repeal such administrative rules, guidelines and practices governing the Plan as it deems advisable for the administration of the Plan. The Compensation Committee also has the authority to interpret the terms and provisions of the Plan, any award issued under the plan and any award agreements relating thereto, and to otherwise supervise the administration of the Plan. In particular, the Compensation Committee has the authority to determine the terms and conditions of awards under the Plan, including, without limitation, the exercise price, the number of shares of our common stock subject to awards, the term of the awards and the vesting schedule applicable to awards, and to waive or amend the terms and conditions of outstanding awards. All decisions made by the Committee pursuant to the provisions of the Plan are final, conclusive and binding on all persons.
The terms of the Plan provide for the grant of options (that are not intended to qualify as “incentive stock options” under Section 422 of the Code), stock appreciation rights (“SARs”), restricted stock, performance awards and tandem awards to our Manager or to employees, officers, directors, consultants, service providers or advisors to either our Manager or the Company who have been selected by the Compensation Committee to be participants in the Plan.
We reserved     shares of common stock for issuance under the Plan. On the date of any equity issuance by us during the ten-year term of the Plan, that number will be increased by a number of shares of common stock equal to 10% of (i) the number of shares of common stock newly issued by us in such equity issuance or (ii) if such equity issuance relates to equity securities other than our common stock, the number of shares of common stock equal to the quotient obtained by dividing the gross capital raised in such equity issuance (as determined by the Compensation Committee) by the fair market value of a share of our common stock as of the date of such equity issuance (such quotient, the “Equity Security Factor”). The shares of common stock which may be issued pursuant to an award under the Plan may be treasury shares, authorized but unissued shares or shares acquired on the open market to satisfy the requirements of the Plan. Awards may consist of any combination of such shares, or, at our election cash. If any shares of common stock subject to an award are forfeited, cancelled, exchanged or surrendered or if an award otherwise terminates or expires without a distribution of shares to the participant, such shares will again be available for grants under the Plan. The grant of a tandem award will not reduce the number of shares of common stock reserved and available for issuance under the Plan.
Upon the occurrence of any event which affects the shares of common stock in such a way that an adjustment of outstanding awards is appropriate to prevent the dilution or enlargement of rights under the awards, the Compensation Committee will make appropriate equitable adjustments. The Compensation Committee may also provide for other substitutions or adjustments in its sole discretion, including, without limitation, the cancellation of any outstanding award and payment in cash or other property in exchange thereof, equal to the excess, if any, of the fair market value of the shares or other property subject to the award over the exercise price, if any.
We anticipate that we will grant our Manager options in connection with our equity offerings as compensation for our Manager’s role in raising capital for us. In the event that we offer equity securities to the public, we grant and intend to continue to simultaneously grant to our Manager or an affiliate of our Manager a number of options equal to up to 10% of (i) the aggregate number of shares of common stock being issued in such offering or (ii) if such equity issuance relates to equity securities other than our shares of common stock, the number of shares of common stock equal to the Equity Security Factor, in each case at an exercise price per share equal to the offering price per share, as determined by the Compensation Committee. The main purpose of these options is to provide transaction-specific compensation to our Manager, in a form that aligns our Manager’s interests with those of our shareholders, for the valuable services it provides in raising capital for us to invest through equity offerings. In addition, the Plan enables our Manager to incentivize its employees who render services to us by making tandem equity awards to them and thus also aligning their interests with those of our shareholders. In each case, the Plan provides that such options will be fully vested as of the date of grant and exercisable as to 1/30 of the shares subject to the option on the first day of each of the 30 calendar months following the date of the grant. The Compensation Committee will determine whether the exercise price will be payable in cash, by withholding from common stock otherwise issuable upon exercise of such option or through another method permitted under the plan.
In addition, the Compensation Committee has the authority to grant such other awards to our Manager as it deems advisable; provided that no such award may be granted to our Manager in connection with any issuance by us of equity securities in excess of 10% of (i) the maximum number of common stock then being issued or (ii) if such equity issuance relates to equity securities other than our common stock, the maximum number of shares of common stock determined in accordance with the Equity Security Factor. Our board of directors may also determine to issue options to the Manager that are not subject to the Plan; provided that the number of shares of common stock underlying any options granted to the Manager in connection with capital raising efforts would not exceed 10% of the equity securities sold in such offering and would be subject to NYSE rules.

Each of the Compensation Committee and our Manager also has the authority under the terms of the Plan to direct tandem options (“Tandem Options”) to employees of our Manager who act as officers or perform other services for us that correspond on a one-to-one basis with the options granted to our Manager, such that exercise by such employee of the Tandem Options would result in the corresponding options held by our Manager being cancelled. As a condition to the grant of Tandem Options, our Manager is required to agree that so long as such Tandem Options remain outstanding, our Manager will not exercise any options under any designated Manager options that relate to the options outstanding under such Tandem Options. If any Tandem Options are forfeited, expire or are cancelled without being exercised, the related options under the designated Manager options will again become exercisable in accordance with their terms. The terms and conditions of any Tandem Options (e.g., the per-share exercise price, the schedule of vesting, exercisability and delivery, etc.) will be determined by the Compensation Committee or our Manager, as the case may be, in its sole discretion and must be included in an award agreement; provided that the term of such Tandem Options may not be greater than the term of the designated Manager options to which they relate.
All options granted to our Manager will become fully vested and exercisable upon a “change of control” (as defined in the Plan) or a termination of our Manager’s services to us for any reason, and any Tandem Options will be governed by the terms and condition set forth in the applicable award agreements, as determined by the Compensation Committee or our Manager, as the case may be.
As a general matter, the Plan provides that the Compensation Committee has the power to determine at what time or times each option may be exercised and, subject to the provisions of the Plan, the period of time, if any, after death, disability or other termination of employment during which options may be exercised. Options may become vested and exercisable in installments, and the exercisability of options may be accelerated by the Compensation Committee. To the extent permitted by applicable law, we may make loans available to the optionee in connection with the exercise of stock options. Such loans must be evidenced by the delivery of a promissory note and will bear interest and be subject to such other terms and conditions (including, without limitation, the execution by the optionee of a pledge agreement) as the Compensation Committee may determine. In any event, such loan amount may not exceed the sum of (x) the exercise price less the par value of the shares of common stock subject to such option then being exercised plus (y) any federal, state or local income taxes attributable to such exercise.
The Compensation Committee may also grant SARs in tandem with all or part of, or completely independent of, a grant of options or any other award under the Plan. A SAR issued in tandem with an option may be granted at the time of grant of the related option or at any time during the term of such option. The amount payable in cash and/or common stock with respect to each SAR will be equal in value to a percentage (including up to 100%) of the amount by which the fair market value per share on the exercise date exceeds the fair market value per share on the date of grant of the SAR. The applicable percentage will be established by the Compensation Committee. The award agreement under which the SAR is granted may state whether the amount payable is to be paid wholly in cash, wholly in shares of common stock or in any combination of the foregoing, and if the award agreement does not state the manner of payment, the Compensation Committee will determine such manner of payment at the time of payment. The amount payable in shares of common stock, if any, is determined with reference to the fair market value per share on the date of exercise.
SARs issued in tandem with options shall be exercisable only to the extent that the options to which they relate are exercisable. Upon exercise of the tandem SAR, and to the extent of such exercise, the participant’s underlying option shall automatically terminate. Similarly, upon the exercise of the tandem option, and to the extent of such exercise, the participant’s related SAR will automatically terminate.
The Compensation Committee may also grant restricted shares, performance awards, and other stock and non-stock-based awards under the Plan. These awards will be subject to such conditions and restrictions as the Compensation Committee may determine, which may include, without limitation, the achievement of certain performance goals or continued employment with us through a specific period.
The Plan provides that each new non-officer or non-employee member of our board of directors will be granted an initial one-time grant of an option to purchase common stock upon the date of the first meeting of our board of directors attended by such director. Such initial option grant, which will be fully vested on the date of grant and will have an exercise price equal to the fair market value of the underlying common stock on the date of grant.

Equitable Adjustment of Options
In connection with the distribution, each FTAI option held as of the date of the distribution by our Manager, by the directors, officers, employees, service providers, consultants and advisors of our Manager, or the director of FTAI, will be equitably adjusted. The terms of such adjustment will be included in a subsequent amendment to this Information Statement.

PRINCIPAL STOCKHOLDERS
As of the date hereof, substantially all of the outstanding shares of our common stock are owned by FTAI. After the distribution, FTAI will not own any of our common stock. The following table provides information with respect to the expected beneficial ownership of our common stock by (i) each person whom we believe will be a beneficial owner of more than 5% of our outstanding common stock, (ii) each of our directors and named executive officers and (iii) all directors, director nominees and executive officers as a group. We based the share amounts on each person’s beneficial ownership of FTAI common shares as of    , 2022, unless we indicate some other basis for the share amounts, and assuming a distribution ratio of share of our common stock for every FTAI common share.
To the extent our directors and officers own FTAI common shares at the time of the spin-off, they will participate in the distribution on the same terms as other holders of FTAI common shares. In addition, following the distribution, FTAI options held by these individuals will be equitably adjusted to become separate options relating to both FTAI common shares and our common stock. Such options relating to our common stock are reflected in the table below. For a description of the equitable adjustments expected to be made to FTAI options, see “Management—Equitable Adjustment of Options.”
Except as otherwise noted in the footnotes below, each person or entity identified below has sole voting and investment power with respect to such securities. Following the distribution, we will have outstanding an aggregate of shares of common stock based upon FTAI common shares outstanding on , 2022, assuming no exercise of FTAI options and applying the distribution ratio of share of our common stock for every FTAI common share held as of the record date.
For purposes of this Information Statement, a “beneficial owner” means any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has or shares:
(i)	voting power, which includes the power to vote, or to direct the voting of, our common stock; and/or
(ii)	investment power, which includes the power to dispose of, or to direct the disposition of, our common stock.
A person is also deemed to be the beneficial owner of a security if that person has the right to acquire beneficial ownership of such security at any time within 60 days.
Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership	Percent of Class(2)
The Washington State Investment Board(3)
Fortress Investment Group LLC and certain affiliates(4)
Scott Christopher
All directors, nominees and executive officers as a group ( persons)		*
*	Denotes less than 1%.
(1)
The address of all officers and directors listed above, and of Fortress and certain affiliates, are in the care of Fortress Investment Group LLC, 1345 Avenue of the Americas, 45th Floor, New York, NY 10105.

(2)	Percentages shown assume the exercise by such persons of all options to acquire shares of common stock that are exercisable within 60 days of , 2022, and no exercise by any other person.
(3)
Sole voting and dispositive power in respect of shares, based on a Schedule 13G/A filed with the SEC on April 29, 2020. The Washington State Investment Board’s address is 2100 Evergreen Park Drive SW, P.O. Box 40916, Olympia, WA 98504.

(4)
Includes    shares held by Fortress Worldwide Transportation and Infrastructure Investors LP,    shares held by FTAI Offshore Holdings L.P. and    options held by the Manager that are exercisable within 60 days of   , 2022.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
SEC rules define “transactions with related persons” to include any transaction in which the company is a participant, the amount involved exceeds $120,000, and in which any “related person,” including any officer, director, nominee for director or beneficial holder of more than 5% of any class of our voting securities or an immediate family member of any of the foregoing, has a direct or indirect material interest. We adopted a written policy that outlines procedures for approving transactions with related persons, and the independent directors review and approve or ratify such transactions pursuant to the procedures outlined in this policy. In determining whether to approve or ratify a transaction with a related person, the independent directors will consider a variety of factors they deem relevant, such as: the terms of the transaction; the terms available to unrelated third parties; the benefits to FTAI Infrastructure; and the availability of other sources for comparable assets, products or services. The policy includes standing pre-approvals for specified categories of transactions, including investments in securities offerings and participation in other investment opportunities generally made available to the Manager’s employees.
Registration Rights Agreement
We have entered into a registration rights agreement (the “Registration Rights Agreement”) granting our Manager and its affiliates certain rights to register shares of common stock held by them under the Securities Act.
Demand Rights
Under the Registration Rights Agreement, our Manager and its respective affiliates (together with permitted transferees, the “Fortress Entities”), for so long as the Management Agreement is in effect, a year has not elapsed from the execution of the Registration Rights Agreement or the Fortress Entities directly or indirectly beneficially own an amount of our common stock (whether owned are subsequently acquired, or may be acquired pursuant to a right to conversion or exercise) equal to or greater than 1% of our common stock issued and outstanding immediately after the consummation of the spin-off transaction (a “Registrable Amount”), may exercise “demand” registration rights that allow the Fortress Entities, at any time after 180 days following the consummation of this spin-off transaction, to request that we register under the Securities Act an amount equal to or greater than a Registrable Amount. The Fortress Entities are entitled to unlimited demand registrations so long as such persons, together, beneficially own a Registrable Amount. We are not obligated to grant a request for a demand registration within one month of any other demand registration.
Piggyback Rights
For so long as the Fortress Entities beneficially own a Registrable Amount, the Fortress Entities have “piggyback” registration rights that allow them to include the common stock that they own in any public offering of equity securities initiated by us (other than those public offerings pursuant to registration statements on Forms S-4 or S-8 or pursuant to an employee benefit plan arrangement) or by any of our other stockholders that have registration rights. These “piggyback” registration rights are subject to proportional cutbacks based on the manner of the offering and the identity of the party initiating such offering.
Shelf Registration
We have granted to the Fortress Entities, for so long as they beneficially own a Registrable Amount or otherwise hold restricted securities, the right to request a shelf registration on Form S-1 or Form S-3 or any other appropriate form providing for offerings of our common stock to be made on a continuous basis until all shares covered by such registration have been sold, subject to our right to suspend the use of the shelf registration prospectuses for a reasonable period of time (not exceeding 60 days in succession or 90 days in the aggregate in any 12-month period) if we determine that certain disclosures required by the shelf registration statements would be detrimental to us or our stockholders. In addition, the Fortress Entities may elect to participate in such shelf registrations within 10 days after notice of the registration is given.
Indemnification; Expenses; Lock-ups
We have agreed to indemnify the applicable selling stockholders, their affiliates and their respective officers, directors, employees, managers, partners, agents and controlling persons against any losses or damages resulting from any untrue statement or omission of material fact in any registration statement, prospectus or preliminary prospectus or any issuer free writing prospectus or any amendment or supplement thereto pursuant to which they sell our common stock, unless such liability arose from the applicable selling stockholder’s misstatement or omission, and the applicable selling stockholder have agreed to indemnify us against all losses caused by its misstatements or omissions. We will pay all registration and offering-related expenses incidental to our performance under the Registration Rights Agreement, and the applicable selling stockholder will pay its portion of all underwriting discounts, commissions and transfer taxes, if any, relating to the sale of its common stock thereunder. We have agreed to enter into, and to cause our officers and directors to enter into, lock-up agreements in connection with any exercise of registration rights by the Fortress Entities.
Management Agreement and Other Incentive Allocation with Fortress
The Manager will be paid annual fees in exchange for advising us on various aspects of our business, formulating our investment strategies, arranging for the acquisition and disposition of assets, arranging for financing, monitoring performance, and managing our day-to-day operations, inclusive of all costs incidental thereto. In addition, the Manager may be reimbursed for various expenses incurred by the Manager on our behalf, including the costs of legal, accounting and other administrative activities.
Management Agreement
We will enter into a Management Agreement with our Manager, an affiliate of Fortress, effective upon completion of the spin-off, pursuant to which our Manager will provide a management team and other professionals who will be responsible for managing our business affairs in conformity with the policies and the strategy that are approved and monitored by our board of directors. There will be no limit on the amount our Manager may invest on our behalf without seeking the approval of our board of directors, and our investment mandate will be purposefully broad to allow us to opportunistically acquire assets that we believe offer the most attractive risk-adjusted return profile.
Our Manager’s duties will include: (i) performing all of our day-to-day functions, (ii) determining acquisition criteria in conjunction with, and subject to the supervision of, our board of directors, (iii) sourcing, analyzing and executing on asset acquisitions and sales, (iv) performing ongoing commercial management of the portfolio, and (v) providing financial and accounting management services. Our Manager will be responsible for our day-to-day operations and will perform (or cause to be performed) such services and activities relating to our assets and operations as may be appropriate.
We will pay our Manager a management fee, which will be determined by taking the average value of total equity (excluding non-controlling interests) determined on a consolidated basis in accordance with GAAP at the end of the two most recently completed months multiplied by an annual rate of 1.50%, and will be payable monthly in arrears in cash.
The initial term of our Management Agreement will expire on the tenth anniversary of this spin-off transaction, and the Management Agreement will be renewed automatically each year for an additional one-year period unless (i) a majority consisting of at least two-thirds of our independent directors or a simple majority of the holders of our outstanding common stock, agree that there has been unsatisfactory performance that is materially detrimental to us or (ii) a simple majority of our independent directors agree that the management fee payable to our Manager is unfair; provided that we shall not have the right to terminate our Management Agreement under foregoing clause (ii) if the Manager agrees to continue to provide the services under the Management Agreement at a fee that a simple majority of our independent directors has reasonably determined to be fair.
If we elect not to renew our Management Agreement at the expiration of the original term or any such one-year extension term as set forth above, our Manager will be provided with notice of any such termination at least 60 days prior to the expiration of the then existing term. In the event of such termination or other termination as set forth above, we would be required to pay the termination fee in each case as described below. In addition, the Management Agreement may be terminated by us at any time for cause.
If FTAI Infrastructure terminates the Management Agreement, it will generally be required to pay the Manager a termination fee. The termination fee is equal to the amount of the management fee during the 12 months immediately preceding the date of the termination.
Upon the successful completion of an offering of FTAI Infrastructure’s common stock or other equity securities (including securities issued as consideration in an acquisition), we will grant the Manager options to purchase common stock in an amount equal to 10% of the number of shares of common stock being sold in the offering (or if the issuance relates to equity securities other than FTAI Infrastructure’s common stock, options to purchase a number of shares of common stock equal to 10% of the gross capital raised in the equity issuance divided by the fair market value of a share of common stock as of the date of issuance), with an exercise price equal to the offering price per share paid by the public or other ultimate purchaser or attributed to such securities in connection with an acquisition (or the fair market value of a share of common stock as of the date of the equity issuance if it relates to equity securities other than our common stock). Any ultimate purchaser of shares of common stock for which such options are granted may be an affiliate of the Fortress Parties.
Separation and Distribution Agreement with FTAI
We will enter into a Separation and Distribution Agreement with FTAI to effect the spin-off and provide for the allocation between us and FTAI of FTAI’s assets, liabilities and obligations (including tax-related assets and liabilities) attributable to periods prior to the respective spin-offs of the businesses from FTAI. The Separation and Distribution Agreement will be filed as an exhibit to the registration statement on Form 10, of which this Information Statement is a part, and the summary below is qualified in its entirety by reference to the full text of the agreement, which will be incorporated by reference into this Information Statement.
The Separation and Distribution Agreement will set forth our agreements with FTAI regarding the principal transactions necessary to separate us from FTAI. It also will set forth other agreements that govern certain aspects of our relationship with FTAI after the completion of the spin-off. For purposes of the Separation and Distribution Agreement: (i) the “FTAI Infrastructure” means FTAI Infrastructure and its subsidiaries and (ii) the “FTAI Group” means FTAI and its subsidiaries other than FTAI Infrastructure and the FTAI Infrastructure subsidiaries.
Transfer of Assets and Assumption of Liabilities
The Separation and Distribution Agreement will identify the assets and liabilities to be retained by, transferred to, assumed by, or assigned to, as the case may be, each of us and FTAI as part of the separation of FTAI into two companies, and describes when and how these transfers, assumptions and assignments will occur, although, many of the transfers, assumptions and assignments may have already occurred prior to the parties’ entering into the Separation and Distribution Agreement. In particular, the Separation and Distribution Agreement will provide that, subject to the terms and conditions contained in the Separation and Distribution Agreement, immediately prior to the time of effectiveness of the Separation and Distribution Agreement, FTAI and FTAI Infrastructure will take all actions necessary so that the FTAI Infrastructure will:
(a)
own, to the extent it does not already own, all of FTAI’s investments in Jefferson Terminal, Repauno, Long Ridge, Transtar, Aleon and Gladieux, KRS, Clean Planet USA, FYX, CarbonFree and Containers; and

(b)	assume, to the extent it is not already liable for:
(i)
any liabilities relating to or arising out of our initial portfolio of assets described under (a) above, whether arising prior to, at the time of, or after, the effectiveness of the Separation and Distribution Agreement;

(ii)
any liabilities arising out of claims by our directors, officers and affiliates arising after the time of effectiveness of the Separation and Distribution Agreement against either FTAI or us to the extent they relate to our initial portfolio of assets described under (a) above as of the date of the Separation and Distribution Agreement; and

(iii)
any other potential liabilities related to (A) recent FTAI equity offerings in certain specified percentages as disclosed in the Separation and Distribution Agreement; (B) FTAI’s Exchange Act reports relating to disclosures about our initial portfolio of assets described under (a) above; and (C) indemnification obligations under the Management Agreement with respect to our initial portfolio of assets described under (a) above.

Except as otherwise provided in the Separation and Distribution Agreement, FTAI will retain all other assets and liabilities.
Except as may expressly be set forth in the Separation and Distribution Agreement or any ancillary agreement, all assets will be transferred on an “as is,” “where is” basis without representation or warranty.
Information in this Information Statement with respect to the assets and liabilities of the parties following the spin-off is presented based on the allocation of such assets and liabilities as will be set forth in the Separation and

Distribution Agreement, unless the context otherwise requires. Certain of the liabilities and obligations to be assumed by one party or for which one party will have an indemnification obligation under the Separation and Distribution Agreement are, and following the spin-off may continue to be, the legal or contractual liabilities or obligations of another party. Each such party that continues to be subject to such legal or contractual liability or obligation will rely on the applicable party that assumed the liability or obligation or the applicable party that undertook an indemnification obligation with respect to the liability or obligation, as applicable, under the Separation and Distribution Agreement, to satisfy the performance and payment obligations or indemnification obligations with respect to such legal or contractual liability or obligation.
Further Assurances
Each party will cooperate with the other and use commercially reasonable efforts, prior to, on and after the distribution date, to take promptly, or cause to be taken promptly, all actions to do promptly, or cause to be done promptly, all things reasonably necessary, proper or advisable on its part to consummate and make effective the transactions contemplated by, and the intent and purposes of, the Separation and Distribution Agreement. In addition, neither party will, nor will either party allow its respective subsidiaries to, without the prior consent of the other party, take any action which would reasonably be expected to prevent or materially impede, interfere with or delay the transactions contemplated by the Separation and Distribution Agreement and the ancillary agreements thereto, if any. Both parties will also use commercially reasonable efforts to cause third parties, such as insurers or trustees, to fulfill any obligations they are required to fulfill under the Separation and Distribution Agreement.
The Distribution
The Separation and Distribution Agreement will also govern the rights and obligations of the parties regarding the proposed distribution. We expect to agree to distribute to FTAI, as a stock dividend, the number of shares of our common stock distributable in the distribution to effectuate the spin-off. In addition, FTAI is expected to agree to cause its agent to distribute to FTAI shareholders that hold FTAI common shares as of the applicable record date all the shares of common stock of the company being separated from FTAI.
Additionally, the Separation and Distribution Agreement will provide that the distribution is subject to several conditions that must be satisfied or waived by FTAI in its sole discretion. For further information regarding our spin-off from FTAI, see “Our Spin-Off from FTAI—Conditions to the Distribution.”
Termination of Other Agreement Arrangements; Bank Accounts
The Separation and Distribution Agreement will provide that, other than the Separation and Distribution Agreement, the ancillary agreements to the Separation and Distribution Agreement (if any), certain confidentiality and non-disclosure agreements among any members of the FTAI Infrastructure, the FTAI Group or employees of our Manager, all prior agreements and arrangements, whether written or not, between any member of the FTAI Group on the one hand, and any member of the FTAI Infrastructure on the other hand (except to the extent any person that is not a member of the FTAI Infrastructure or FTAI Group is also a party to such agreements or arrangements), are terminated and will cease to be of further force and effect as of the time of effectiveness of the Separation and Distribution Agreement. At the time of such termination, all parties will be released from liability under such agreements and arrangements, other than with respect to the settlement of intercompany accounts, which will be satisfied and/or settled in full in cash or otherwise cancelled and terminated or extinguished by the relevant members of the FTAI Infrastructure or FTAI Group prior to the time of effectiveness of the Separation and Distribution Agreement.
Releases and Indemnification
Subject to certain exceptions, including with respect to liabilities assumed by, or allocated to, us or FTAI, the Separation and Distribution Agreement will provide that we and FTAI will generally agree to release each other from all liabilities existing or arising from acts or events prior to or on the distribution date.

In addition, the Separation and Distribution Agreement will provide that, except as otherwise provided for in other documents related to the spin-off, we will indemnify FTAI and its affiliates and representatives against losses arising from:
(a)
any liabilities relating to our initial portfolio of assets, which shall include all of Jefferson Terminal, Repauno, Long Ridge, Transtar, Aleon and Gladieux, KRS, Clean Planet USA, FYX, CarbonFree and Containers, whether arising prior to, at the time of, or after, the effectiveness of the Separation and Distribution Agreement;

(b)
any liabilities arising out of claims by our directors, officers and affiliates arising after the time of effectiveness of the Separation and Distribution Agreement against either FTAI or us to the extent they relate to the our initial portfolio of assets described under (a) above as of the date of the Separation and Distribution Agreement;

(c)
any other potential liabilities related to (A) recent FTAI equity offerings in certain specified percentages as disclosed in the Separation and Distribution Agreement; (B) FTAI’s Exchange Act reports relating to disclosures about our initial portfolio of assets described under (a) above; and (C) indemnification obligations under the Management Agreement with respect to the our initial portfolio of assets described under (a) above;

(d)
any failure by any member of the FTAI Infrastructure or any other person to pay, perform or otherwise promptly discharge any liability listed under (a)-(c) above in accordance with their respective terms, whether prior to, at or after the time of effectiveness of the Separation and Distribution Agreement;

(e)
any breach by any member of the FTAI Infrastructure of any provision of the Separation and Distribution Agreement and any agreements ancillary thereto (if any), subject to any limitations of liability provisions and other provisions applicable to any such breach set forth therein; and

(f)
any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, with respect to all information contained in this Information Statement or the registration statement of which this Information Statement is a part other than information that relates solely to any assets owned, directly or indirectly by FTAI, excluding the assets that will comprise our initial portfolio described under (a) above.

FTAI shall indemnify us and our affiliates and representatives against losses arising from:
(a)	any other liability of FTAI or its subsidiaries (excluding any liabilities related to FTAI Infrastructure);
(b)
any failure of any member of the FTAI Group or any other person to pay, perform or otherwise promptly discharge any liability listed under (a) and (b) above in accordance with their respective terms, whether prior to, at or after the time of effectiveness of the Separation and Distribution Agreement;

(d)
any breach by any member of the FTAI Group of any provision of the Separation and Distribution Agreement and any agreements ancillary thereto (if any), subject to any limitations of liability provisions and other provisions applicable to any such breach set forth therein; and

(e)
any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, with respect to all information contained in this Information Statement or the registration statement of which this Information Statement is a part that relates solely to any assets owned, directly or indirectly by FTAI, other than our initial portfolio of assets, which shall include all of Jefferson Terminal, Repauno, Long Ridge, Transtar, Aleon and Gladieux, KRS, Clean Planet USA, FYX, CarbonFree and Containers.

Indemnification obligations shall generally be net of any insurance proceeds actually received by the indemnified person. The Separation and Distribution Agreement will provide that we and FTAI will waive any right to special, indirect, punitive, exemplary, remote, speculative or similar damages in excess of compensatory damages; provided that any such liabilities with respect to third-party claims shall be considered direct damages.
Competition
The Separation and Distribution Agreement will not include any non-competition or other similar restrictive arrangements with respect to the range of business activities that may be conducted, or investments that may be made, by either FTAI Group or FTAI Infrastructure. Each of the parties will agree that nothing set forth in the agreement shall be construed to create any restriction or other limitation on the ability of any of FTAI Group or FTAI Infrastructure to engage in any business or other activity that overlaps or competes with the business of any other party, including investing in residential mortgage related securities.
Insurance
Following the distribution date, FTAI shall maintain its currently existing insurance policies related to director and officer liability (the “FTAI D&O Policies”). Prior to the distribution date, FTAI and FTAI Infrastructure shall use commercially reasonable efforts to obtain separate insurance policies for FTAI Infrastructure on substantially similar terms as the FTAI D&O Policies. FTAI Infrastructure will be responsible for all premiums, costs and fees associated with any new insurance policies placed for the benefit of FTAI Infrastructure.
Dispute Resolution
In the event of any dispute arising out of the Separation and Distribution Agreement, the parties, each having designated a representative for such purpose, will negotiate in good faith for 30 days to resolve any disputes between the parties. If the parties are unable to resolve disputes in this manner within 30 days, the disputes will be resolved through binding arbitration.
Other Matters Governed by the Separation and Distribution Agreement
Other matters governed by the Separation and Distribution Agreement will include, among others, access to financial and other information, confidentiality, assignability and treatment of stock options.
The Chromalloy Note
In connection with the separation, Jefferson will enter into the Chromalloy Note with Chromalloy to sell 100% of Air OpCo1 in exchange for a note with an aggregate principal amount equal to   . The Chromalloy Note will contain an interest rate of   %, and will contain customary covenants and events of default.

DESCRIPTION OF OUR CAPITAL STOCK
The following descriptions are summaries of the material terms of our certificate of incorporation and bylaws to be in effect at the time of the distribution. These descriptions contain all information which we consider to be material, but may not contain all of the information that is important to you. To understand them fully, you should read our certificate of incorporation and bylaws, copies of which will be filed with the SEC as exhibits to the registration statement of which this Information Statement is a part.
Please note that, with respect to any of our shares held in book-entry form through The Depository Trust Company or any other share depository, the depository or its nominee will be the sole registered and legal owner of those shares, and references in this Information Statement to any “stockholder” or “holder” of those shares means only the depository or its nominee. Persons who hold beneficial interests in our shares through a depository will not be registered or legal owners of those shares and will not be recognized as such for any purpose. For example, only the depository or its nominee will be entitled to vote the shares held through it, and any dividends or other distributions to be paid, and any notices to be given, in respect of those shares will be paid or given only to the depository or its nominee. Owners of beneficial interests in those shares will have to look solely to the depository with respect to any benefits of share ownership, and any rights they may have with respect to those shares will be governed by the rules of the depository, which are subject to change from time to time. We have no responsibility for those rules or their application to any interests held through the depository.
Under our certificate of incorporation and bylaws to be in effect at the time of the distribution, our authorized capital stock will consist of:
•	shares of common stock, par value $0.01 per share; and
•	shares of preferred stock, par value $0.01 per share.
Upon completion of the distribution, there will be      outstanding shares of common stock based on      FTAI common shares outstanding on      , 2022 and no outstanding shares of preferred stock.
Common Stock
No holder of common stock is entitled to preemptive, preferential or similar rights or redemption or conversion rights. Holders of common stock are entitled to one vote per share on all matters submitted to a vote of holders of common stock. Unless a different majority is required by law or by our certificate of incorporation or bylaws, resolutions to be approved by holders of common stock required approval by a simple majority of votes cast at a meeting at which a quorum is present.
Each holder of shares of common stock is entitled to one vote for each share held on all matters submitted to a vote of stockholders. Except as provided with respect to any other class or series of shares, the holders of our shares of common stock will possess the exclusive right to vote for the election of directors and for all other purposes. Our certificate of incorporation and bylaws will not provide for cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of common stock can elect all of the directors standing for election, and the holders of the remaining shares of common stock are not able to elect any directors.
Although we currently intend to pay regular quarterly dividends to holders of our shares of common stock, we may change our dividend policy at any time. Our net cash provided by operating activities has been less than the amount of distributions to our stockholders. The declaration and payment of dividends to holders of shares of our common stock will be at the discretion of our board of directors in accordance with applicable law after taking into account various factors, including actual results of operations, liquidity and financial condition, net cash provided by operating activities, restrictions imposed by applicable law, our taxable income, our operating expenses and other factors our board of directors deem relevant. Any rights of holders of our shares of common stock to receive dividends, if any, declared from time to time by our board of directors out of legally available funds will also be subject to any preferred rights of holders of any additional preferred shares that we may issue in the future.
Our long term goal is to maintain a payout ratio of between 50-60% of funds available for distribution, with remaining amounts used primarily to fund our future acquisitions and opportunities. There can be no assurance that we will continue to pay dividends in amounts or on a basis consistent with prior distributions to our investors, if at all. Because we are a holding company and have no direct operations, we will only be able to pay dividends from our available cash on hand and any funds we receive from our subsidiaries and our ability to receive distributions from our subsidiaries may be limited by the financing agreements to which they are subject.

In the event of our liquidation, dissolution or winding up, the holders of our shares of common stock are entitled to share ratably in all assets remaining after the payment of liabilities, subject to any rights of holders of our shares preferred stock prior to distribution.
Preferred Stock
Our board of directors has the authority, without action by our stockholders, to issue preferred stock and to fix voting powers for each class or series of preferred stock, and to provide that any class or series may be subject to redemption, entitled to receive dividends, entitled to rights upon dissolution, or convertible or exchangeable for shares of any other class or classes of capital stock. The rights with respect to a series or class of preferred stock may be greater than the rights attached to our common stock. It is not possible to state the actual effect of the issuance of any shares of our preferred stock on the rights of holders of our common stock until our board of directors determines the specific rights attached to that preferred stock. The effect of issuing preferred stock could include, among other things, one or more of the following:
•	restricting dividends in respect of our common stock;
•	diluting the voting power of our common stock or providing that holders of preferred stock have the right to vote on matters as a class;
•	impairing the liquidation rights of our common stock; or
•	delaying or preventing a change of control of us.
Anti-Takeover Effects of Delaware Law, Our Certificate of Incorporation and Bylaws
The following is a summary of certain provisions of our certificate of incorporation and bylaws to be in effect at the time of the distribution that may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.
Authorized but Unissued Shares
The authorized but unissued shares of our common stock and our preferred stock will be available for future issuance without obtaining stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions, and employee benefit plans. The existence of authorized but unissued shares of our common stock and preferred stock could render more difficult or discourage an attempt to obtain control over us by means of a proxy contest, tender offer, merger or otherwise.
Delaware Business Combination Statute
We are organized under Delaware law. Some provisions of Delaware law may delay or prevent a transaction that would cause a change in our control. Our certificate of incorporation will provide that Section 203 of the Delaware General Corporation Law (the “DGCL”), as amended, an anti-takeover law, will not apply to us. In general, this statute prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction by which that person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a business combination includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an interested stockholder is a person who, together with affiliates and associates, owns, or within three years prior, did own, 15% or more of voting stock.
Other Provisions of Our Certificate of Incorporation and Bylaws
Our certificate of incorporation and bylaws will provide that our board shall consist of not fewer than three and not more than nine directors as the board of directors may from time to time determine. Each class of directors will be elected for a three-year term of office, but the terms are staggered so that the term of only one class of directors expires at each annual general meeting. We believe that classification of our board of directors helps to assure the continuity and stability of our business strategies and policies as determined by our board of directors. Additionally, there is no cumulative voting in the election of directors. This classified board provision could have the effect of making the replacement of incumbent directors more time consuming and difficult. At least two annual meetings of stockholders, instead of one, are generally required to effect a change in a majority of our board of directors.
The classified board provision could increase the likelihood that incumbent directors will retain their positions. The staggered terms of directors may delay, defer or prevent a tender offer or an attempt to change control of us, even though a tender offer or change in control might be believed by our stockholders to be in their best interest.
In addition, our certificate of incorporation and bylaws will provide that a director may be removed, only for cause, and only by the affirmative vote of at least 80% of the then issued and outstanding shares of common stock entitled to vote in the election of directors.
In addition, our board of directors has the power to appoint a person as a director to fill a vacancy on our board occurring as a result of the death, disability, disqualification removal or resignation of a director, or as a result of an increase in the size of our board of directors.
Pursuant to our certificate of incorporation and bylaws, preferred stock may be issued from time to time, and the board of directors is authorized to determine and alter all designations, preferences, rights, powers and duties without limitation. Our certificate of incorporation and bylaws will not provide our stockholders with the ability to call a special meeting of the stockholders.
Ability of Our Stockholders to Act
Our certificate of incorporation and bylaws will not permit our stockholders to call special stockholders meetings. Special meetings of stockholders may be called by a majority of the board of directors or a committee of the board of directors that has been duly designated by the board of directors and whose powers include the authority to call such meetings. Written notice of any special meeting so called shall be given to each stockholder of record entitled to vote at such meeting not less than 10 or more than 60 days before the date of such meeting, unless otherwise required by law.
Our certificate of incorporation and bylaws also will prohibit our stockholders from consenting in writing to take any action in lieu of taking such action at a duly called annual or special meeting of our stockholders.
Our certificate of incorporation and bylaws will provide that nominations of persons for election to our board of directors may be made at any annual meeting of our stockholders, or at any special meeting of our stockholders called for the purpose of electing directors, (a) by or at the direction of our board of directors or (b) by certain stockholders. In addition to any other applicable requirements, for business to be properly brought before an annual meeting by a stockholder, such stockholder must have given timely notice thereof in proper written form to our Secretary. To be timely, a stockholder's notice must be delivered to or mailed and received at our principal executive offices (i) in the case of an annual meeting, not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is called for a date that is not within 25 days before or after such anniversary date, notice by a stockholder in order to be timely must be so received not later than the close of business on the tenth day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure of the date of the annual meeting was made, whichever first occurs and (ii) in the case of a special meeting, not later than the tenth day following the day on which such notice of the date of the special meeting was mailed or such public disclosure of the date of the special meeting was made, whichever first occurs.
Forum Selection Clause
Under our bylaws to be in effect at the time of the distribution, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors or officers or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or our certificate of incorporation or bylaws or (iv) any action asserting a claim against the us governed by the internal affairs doctrine.
Limitations on Liability and Indemnification of Directors and Officers
Our certificate of incorporation and bylaws will provide that our directors will not be personally liable to us or our stockholders for monetary damages for breach of a fiduciary duty as a director, except to the extent such exemption is not permitted under the DGCL.

Our certificate of incorporation and bylaws will provide that we must indemnify our directors and officers to the fullest extent permitted by law. We are also expressly authorized to advance certain expenses (including attorneys' fees and disbursements and court costs) to our directors and officers and carry directors' and officers' insurance providing indemnification for our directors and officers for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and officers.
We will enter into separate indemnification agreements with each of our directors and executive officers. Each indemnification agreement will provide, among other things, for indemnification to the fullest extent permitted by law and our certificate of incorporation and bylaws against (i) any and all expenses and liabilities, including judgments, fines, penalties and amounts paid in settlement of any claim with our approval and counsel fees and disbursements, (ii) any liability pursuant to a loan guarantee, or otherwise, for any of our indebtedness, and (iii) any liabilities incurred as a result of acting on our behalf (as a fiduciary or otherwise) in connection with an employee benefit plan. The indemnification agreements will provide for the advancement or payment of all expenses to the indemnitee and for reimbursement to us if it is found that such indemnitee is not entitled to such indemnification under applicable law and our certificate of incorporation and bylaws.
Corporate Opportunity
Under our certificate of incorporation to be in effect at the time of the distribution, to the extent permitted by law:
•
the Fortress Parties have the right to, and have no duty to abstain from, exercising such right to, engage or invest in the same or similar business as us, do business with any of our clients, customers or vendors or employ or otherwise engage any of our officers, directors or employees;

•
if the Fortress Parties, or any of their officers, directors or employees acquire knowledge of a potential transaction that could be a corporate opportunity, it has no duty to offer such corporate opportunity to us, our stockholders or affiliates;

•	we have renounced any interest or expectancy in, or in being offered an opportunity to participate in, such corporate opportunities; and
•
in the event that any of our directors and officers who is also a director, officer or employee of any of the Fortress Parties, acquire knowledge of a corporate opportunity or is offered a corporate opportunity, provided that this knowledge was not acquired solely in such person's capacity as our director or officer and such person acted in good faith, then such person is deemed to have fully satisfied such person's fiduciary duty and is not liable to us if any of the Fortress Parties pursues or acquires the corporate opportunity or if such person did not present the corporate opportunity to us.

Transfer Agent
The registrar and transfer agent for our common stock is AST.
Listing
We intend to list our common stock on the NYSE under the symbol “   .”

U.S. FEDERAL INCOME TAX CONSIDERATIONS
The following discussion is a summary of the U.S. federal income tax considerations generally applicable to an investment in FTAI Infrastructure common stock following the spin-off. This summary is based upon the Code, Treasury Regulations, rulings, and other administrative pronouncements issued by the IRS, and judicial decisions, all as currently in effect, and all of which are subject to differing interpretations or to change, possibly with retroactive effect.
This summary is for general information only and does not purport to discuss all aspects of U.S. federal income taxation that may be important to a particular investor, or to certain types of investors subject to special tax rules (including financial institutions; insurance companies; broker-dealers; regulated investment companies; partnerships and trusts; persons who hold FTAI Infrastructure common stock on behalf of other persons as nominees; holders that receive FTAI Infrastructure common stock through the exercise of stock options or otherwise as compensation; persons holding FTAI Infrastructure common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security,” or other integrated investment; tax-exempt organizations; U.S. individuals, estates, or trusts whose income exceeds certain thresholds; persons that own (actually or constructively) more than 5% of our common shares; and, except to the extent discussed below, foreign investors (as determined for U.S. federal income tax purposes). If a partnership, including for this purpose any entity or arrangement that is treated as a partnership for U.S. federal income tax purposes, holds FTAI Infrastructure common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. An investor that is a partnership and the partners in such partnership should consult their tax advisors about the U.S. federal income tax consequences of the acquisition, ownership, or disposition of FTAI Infrastructure common stock.
This summary assumes that investors will hold FTAI Infrastructure common stock as a capital asset (generally, property held for investment). No advance ruling from the IRS has been or will be sought regarding any matter discussed in this information statement. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax aspects set forth below. For purposes of this discussion under this heading “U.S. Federal Income Tax Considerations,” a U.S. Holder is a holder of FTAI Infrastructure common stock that is for U.S. federal income tax purposes:
•	a citizen or resident of the United States;
•	a corporation created or organized in the United States or under the laws of the United States, or of any state thereof, or the District of Columbia;
•	an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source; or
•
a trust if (i) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. fiduciaries have the authority to control all substantial decisions of the trust or (ii) the trust has a valid election in effect to be treated as a U.S. person.

A “Non-U.S. Holder” is a holder of FTAI Infrastructure common stock that is neither a U.S. Holder nor a partnership (or other entity or arrangement treated as a partnership) for U.S. federal income tax purposes. If a partnership, including for this purpose any entity or arrangement that is treated as a partnership for U.S. federal income tax purposes, holds FTAI shares the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. An investor that is a partnership and the partners in such partnership should consult their tax advisors about the U.S. federal income tax consequences of the spin-off.
The U.S. federal income tax treatment of a particular holder depends upon determinations of fact and interpretations of complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available. In addition, the tax consequences to any holder of FTAI Infrastructure common stock will depend on the holder’s particular tax circumstances. Accordingly, each holder is urged to consult its tax advisor regarding the federal, state, local, and foreign tax consequences of acquiring, holding, exchanging, or otherwise disposing of FTAI Infrastructure common stock.
Taxation of FTAI Infrastructure
FTAI Infrastructure will be taxed as a corporation for U.S. federal income tax purposes. Accordingly, unlike FTAI, FTAI Infrastructure will be subject to U.S. federal income tax on its taxable income at regular corporate rates.

U.S. Holders
Distributions
Distributions of cash or property in respect of FTAI Infrastructure common stock will constitute dividends for U.S. federal income tax purposes to the extent paid out of FTAI Infrastructure’s current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) and will be includible in your gross income upon receipt. Distributions to holders in excess of FTAI Infrastructure’s earnings and profits will be treated first as a return of capital (with a corresponding reduction in each holder’s tax basis in the common shares) to the extent of such holder’s tax basis in the common shares on which the distribution was made, and then as capital gain from the sale or exchange of such common shares. Distributions should be eligible for the dividends-received deduction for corporate U.S. Holders and should be treated as “qualified dividend income” (which is taxable at the rates generally applicable to long-term capital gains) for U.S. Holders taxed as individuals, provided that certain holding period and other requirements are satisfied.
Sale, Exchange or Other Taxable Disposition of Common Shares
Upon the sale, exchange or other taxable disposition of common shares, U.S. Holders will recognize capital gain or loss equal to the difference between the amount realized on such sale, exchange or taxable disposition and each such holder’s tax basis in the common shares sold. Such gain or loss generally will be long-term capital gain or loss if the applicable holding period with respect to such common shares is more than one year at the time of its disposition. The deductibility of capital losses is subject to limitations.
Non-U.S. Holders
Distributions
Distributions with respect to FTAI Infrastructure common stock will be treated as dividends to the extent paid from FTAI Infrastructure’s current or accumulated earnings and profits as determined for U.S. federal income tax purposes. If a distribution exceeds FTAI Infrastructure’s current and accumulated earnings and profits, then subject to the next sentence, the excess will be treated first as a return of capital to the extent of a holder’s adjusted tax basis in FTAI Infrastructure common stock (reducing that basis accordingly) and thereafter as capital gain from the sale or exchange of such common stock, which would be subject to the tax treatment described below in “—Dispositions.” Because FTAI Infrastructure is expected to be a U.S. real property holding corporation (as described below), withholding may be required equal to 15% of any distribution to a Non-U.S. Holder that exceeds FTAI Infrastructure’s current and accumulated earnings and profits if either FTAI Infrastructure common stock is not then treated as regularly traded on an established securities market.
Generally, distributions treated as dividends paid to a Non-U.S. Holder with respect to FTAI Infrastructure common stock will be subject to a 30% U.S. withholding tax, or such lower rate as may be specified by an applicable income tax treaty. Distributions treated as dividends that are effectively connected with such Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable tax treaty, are attributable to a U.S. permanent establishment of such Non-U.S. Holder) are, however, generally subject to U.S. federal income tax on a net income basis in the same manner as if the Non-U.S. Holder were a U.S. person and (assuming compliance with certain certification requirements) are exempt from the 30% withholding tax. Any such effectively connected distributions received by a Non-U.S. Holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a rate of 30% (or lower applicable treaty rate).
To claim the benefit of an applicable tax treaty or an exemption from withholding because the income is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States, a Non-U.S. Holder will generally be required to provide a properly executed Internal Revenue Service Form W-8BEN or W-8BEN-E (if the holder is claiming the benefits of an income tax treaty) or Form W-8ECI (for income effectively connected with a trade or business in the United States) or other suitable form. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a relevant tax treaty.

Dispositions of Common Shares
A Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax with respect to gain realized on the sale, exchange or other disposition of FTAI Infrastructure common stock unless:
•
the gain is effectively connected with such Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable tax treaty, is attributable to a U.S. permanent establishment of such Non-U.S. Holder);

•
in the case of a Non-U.S. Holder that is a non-resident alien individual, such Non-U.S. Holder is present in the United States for 183 or more days in the taxable year of disposition and certain other requirements are met; or

•
FTAI Infrastructure is or has been a “United States real property holding corporation” (“USRPHC”) at any time within the shorter of the five-year period ending on the date of such sale, exchange, or other taxable disposition or the period that such Non-U.S. Holder held FTAI Infrastructure common stock and either (a) FTAI Infrastructure common stock is not treated as regularly traded on an established securities market at the time of the sale, or (b) such Non-U.S. Holder owns or owned (actually or constructively) more than 5% of FTAI Infrastructure common stock at any time during the shorter of the two periods mentioned above.

If gain or loss on the disposition of FTAI Infrastructure common stock is effectively connected with a Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable tax treaty, is attributable to a U.S. permanent establishment of such non-U.S. Holder), such gain or loss will be subject to U.S. federal income tax on a net income basis in the same manner as if the Non-U.S. Holder were a U.S. person, and in the case of a Non-U.S. Holder that is a foreign corporation, such gain may also be subject to an additional branch profits tax at a rate of 30% (or a lower applicable treaty rate). If a Non-U.S. Holder is an individual that is present in the United States for 183 or more days in the taxable year of disposition and certain other requirements are met, the Non-U.S. Holder generally will be subject to a flat income tax at a rate of 30% (or lower applicable treaty rate) on any capital gain recognized on the disposition of FTAI Infrastructure common stock, which may be offset by certain U.S. source capital losses.
With respect to the third bullet above, a corporation generally is a USRPHC if the fair market value of its U.S. real property interests, as defined in the Code and applicable Treasury regulations, equals or exceeds 50% of the aggregate fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We believe that FTAI Infrastructure is and likely will continue to be a USRPHC. In addition, although we anticipate that FTAI Infrastructure common stock will be treated as “regularly traded on an established securities market,” no assurance can be given that FTAI Infrastructure common stock will continue to be so treated in the future. If the third bullet above applies to a Non-U.S. Holder, gain recognized on the disposition of FTAI Infrastructure common stock generally will be subject to U.S. federal income tax under FIRPTA on a net income basis in the same manner as if the Non-U.S. Holder were a U.S. person. In addition, if FTAI Infrastructure’s stock ceased to be “regularly traded,” the transferee in any disposition would generally be required to withhold 15% of the amount realized on the disposition under FIRPTA. Non-U.S. holders should consult their tax advisors regarding the foregoing rules.
Foreign Account Tax Compliance Act
Legislation enacted in 2010 and existing guidance issued thereunder require withholding at a rate of 30% on dividends in respect of FTAI Infrastructure common stock held by or through certain foreign financial institutions (including investment funds), unless such institution enters into an agreement with the United States Department of the Treasury to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution to the extent such interests or accounts are held by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments. Accordingly, the entity through which FTAI Infrastructure common stock is held will affect the determination of whether such withholding is required. Similarly, dividends in respect of FTAI Infrastructure common stock held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exemptions will be subject to withholding at a rate of 30%, unless such entity either (i) certifies that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners,” which we or the applicable withholding agent will in turn provide to the Internal Revenue Service. An intergovernmental agreement between the United States and an applicable foreign country, or future Treasury regulations or other guidance, may modify the foregoing requirements. We will not pay any additional amounts to stockholders in respect of any amounts withheld. Stockholders are encouraged to consult their tax advisors regarding the possible implications of the legislation on their investment in FTAI Infrastructure common stock.

WHERE YOU CAN FIND MORE INFORMATION
We have filed a registration statement on Form 10 with the SEC with respect to the shares of our common stock being distributed in the distribution as contemplated by this Information Statement. This Information Statement is a part of, and does not contain all of the information set forth in, the registration statement and the exhibits to the registration statement. For further information with respect to our company and our common stock, please refer to the registration statement, including its exhibits. Statements made in this Information Statement relating to any contract or other document are not necessarily complete, and you should refer to the exhibits attached to the registration statement for the full text of the actual contract or document. You may review a copy of the registration statement, including its exhibits, at the Internet website maintained by the SEC at www.sec.gov. Information contained on any website referenced in this Information Statement is not incorporated by reference into this Information Statement or the registration statement of which this Information Statement forms a part.
As a result of the distribution, we will become subject to the information and reporting requirements of the Exchange Act, and, in accordance with the Exchange Act, we will file periodic reports, proxy statements and other information with the SEC. Our future filings will be available from the SEC as described above.
You should rely only on the information contained in this Information Statement or to which we have referred you. We have not authorized any person to provide you with different information or to make any representation not contained in this Information Statement.

INDEX TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS
FTAI Infrastructure Predecessor
Report of Independent Registered Public Accounting Firm	F-2
Combined Consolidated Balance Sheets as of September 30, 2021 (unaudited) and December 31, 2020 and 2019	F-3
Combined Consolidated Statements of Operations for the nine-months ended September 30, 2021 (unaudited) and the years ended December 31, 2020 and 2019	F-4
Combined Consolidated Statements of Comprehensive (Loss) Income for the nine-months ended September 30, 2021 (unaudited) and the years ended December 31, 2020 and 2019	F-5
Combined Consolidated Statements of Changes in Equity as of September 30, 2021 (unaudited) and December 31, 2020 and 2019	F-6
Combined Consolidated Statements of Cash Flows for the nine-months ended September 30, 2021 (unaudited) and the years ended December 31, 2020 and 2019	F-7
Notes to the Combined Consolidated Financial Statements	F-9

Transtar, LLC and Subsidiaries
Report of Independent Auditors	F-48
Consolidated Balance Sheets as of June 30, 2021 (unaudited), and December 31, 2020 and 2019	F-49
Consolidated Statements of Operations for the six months ended June 30, 2021 (unaudited) and 2020 (unaudited), and the years ended December 31, 2020 and 2019	F-50
Consolidated Statements of Changes in Member’s Equity as of June 30, 2021 (unaudited), and December 31, 2020 and 2019	F-52
Consolidated Statements of Cash Flows for the six months ended June 30, 2021 (unaudited) and 2020 (unaudited), and the years ended December 31, 2020 and 2019	F-53
Notes to the Consolidated Financial Statements	F-55

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of Fortress Transportation and Infrastructure Investors LLC
Opinion on the Financial Statements
We have audited the accompanying combined consolidated balance sheets of the Infrastructure business of Fortress Transportation and Infrastructure Investors LLC (the Company) as of December 31, 2020 and 2019, the related combined consolidated statements of operations, comprehensive (loss) income, changes in equity and cash flows for the years then ended, and the related notes (collectively referred to as the “combined consolidated financial statements”). In our opinion, the combined consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Ernst & Young LLP
We have served as the Company’s auditor since 2021.
New York, New York
December 20, 2021

FTAI INFRASTRUCTURE
COMBINED CONSOLIDATED BALANCE SHEETS
(Dollars in thousands)
	Notes	September 30, 2021 (Unaudited)	December 31,
			2020	2019
Assets
Current assets:
Cash and cash equivalents	2	$55,244	$15,706	$6,522
Restricted cash	2	283,398	39,715	10,347
Accounts receivable, net	2	85,846	4,952	14,949
Other current assets	2	63,250	24,142	9,210
Total current assets		487,738	84,515	41,028
Leasing equipment, net	4	36,288	37,116	38,348
Operating lease right-of-use assets, net	12	70,649	60,561	35,356
Property, plant, and equipment, net	5	1,492,042	940,258	726,983
Investments	6	89,293	123,794	155,898
Intangible assets, net	7	72,078	13,028	16,582
Goodwill	2	239,941	122,735	122,639
Other assets	2	20,289	17,003	17,471
Total assets		$2,508,318	$1,399,010	$1,154,305

Liabilities
Current liabilities:
Accounts payable and accrued liabilities		$128,204	$52,276	$76,088
Debt, net	8	25,000	25,000	146,010
Operating lease liabilities	12	2,833	892	566
Other current liabilities		12,989	4,189	3,184
Total current liabilities		169,026	82,357	225,848
Debt, net	8	692,970	253,473	112,067
Operating lease liabilities	12	67,950	60,011	35,212
Other liabilities		45,287	7,772	15,209
Total liabilities		$975,233	$403,613	$388,336

Commitments and contingencies	18

Equity
Net Parent investment		$1,631,568	$999,291	$729,057
Accumulated other comprehensive (loss) income		(105,158)	(26,237)	372
Parent company equity		1,526,410	973,054	729,429
Non-controlling interest in equity of consolidated subsidiaries		6,675	22,343	36,540
Total equity		$1,533,085	$995,397	$765,969
Total liabilities and equity		$2,508,318	$1,399,010	$1,154,305
See accompanying notes to combined consolidated financial statements.

FTAI INFRASTRUCTURE
COMBINED CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in thousands)
	Note	Nine-Months Ended September 30, 2021 (Unaudited)	Year Ended December 31,
			2020	2019
Revenues
Total revenues	11	$72,674	$68,562	$229,452

Expenses
Operating expenses		66,206	69,391	260,909
General and administrative		6,173	8,522	7,469
Acquisition and transaction expenses		8,860	1,658	9,134
Management fees and incentive allocation to affiliate	16	11,244	13,073	16,541
Depreciation and amortization	4, 5, 7	38,900	31,114	33,128
Asset impairment		—	—	4,726
Total expenses		131,383	123,758	331,907

Other (expense) income
Equity in losses of unconsolidated entities	6	(8,810)	(3,107)	(546)
Gain (loss) on sale of assets, net	6	16	(8)	121,296
Loss on extinguishment of debt		—	(4,724)	—
Interest expense		(9,396)	(10,764)	(17,907)
Other (expense) income		(6,855)	92	2,857
Total other (expense) income		(25,045)	(18,511)	105,700
(Loss) income before income taxes		(83,754)	(73,707)	3,245
(Benefit from) provision for income taxes	15	(2,755)	(1,984)	14,384
Net loss		(80,999)	(71,723)	(11,139)
Less: Net loss attributable to non-controlling interests in consolidated subsidiaries		(18,949)	(16,522)	(17,571)
Net (loss) income attributable to the Parent		$(62,050)	$(55,201)	$6,432
See accompanying notes to combined consolidated financial statements.

FTAI INFRASTRUCTURE
COMBINED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
(Dollars in thousands)
	Nine-Months Ended September 30, 2021 (Unaudited)	Year Ended December 31,
		2020	2019
Net loss	$(80,999)	$(71,723)	$(11,139)
Other comprehensive (loss) income:
Other comprehensive (loss) income related to equity method investees, net (1)	(78,921)	(26,609)	372
Comprehensive loss	(159,920)	(98,332)	(10,767)
Comprehensive loss attributable to non-controlling interest:	(18,949)	(16,522)	(17,571)
Comprehensive (loss) income attributable to Parent	$(140,971)	$(81,810)	$6,804
(1)	Net of deferred tax (benefit) expense of $(1,271), $(7,075) and $99 for the nine-months ended September 30, 2021 (unaudited) and years ended December 31, 2020 and 2019, respectively.
See accompanying notes to combined consolidated financial statements.

FTAI INFRASTRUCTURE
COMBINED CONSOLIDATED STATEMENTS OF CHANGES OF EQUITY
(Dollars in thousands)
	Net Parent Investment	Accumulated Other Comprehensive Income (Loss)	Non-Controlling Interest in Equity of Consolidated Subsidiaries	Total Equity
Equity - December 31, 2018	$600,455	$—	$52,602	$653,057
Net income (loss)	6,432	—	(17,571)	(11,139)
Other comprehensive income	—	372	—	372
Net transfers from Parent	122,170	—	—	122,170
Equity-based compensation	—	—	1,509	1,509
Equity - December 31, 2019	$729,057	$372	$36,540	$765,969
Net loss	(55,201)	—	(16,522)	(71,723)
Other comprehensive loss	—	(26,609)	—	(26,609)
Net transfers from Parent	325,435	—	—	325,435
Equity-based compensation	—	—	2,325	2,325
Equity - December 31, 2020	$999,291	$(26,237)	$22,343	$995,397
Net loss	(62,050)	—	(18,949)	(80,999)
Other comprehensive loss	—	(78,921)	—	(78,921)
Net transfers from Parent	694,327	—	—	694,327
Equity-based compensation	—	—	3,281	3,281
Equity - September 30, 2021 (unaudited)	$1,631,568	$(105,158)	$6,675	$1,533,085
See accompanying notes to combined consolidated financial statements.

FTAI INFRASTRUCTURE
COMBINED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands)
	Nine-Months Ended September 30, 2021 (Unaudited)	Year Ended December 31,
		2020	2019
Cash flows from operating activities:
Net loss	$(80,999)	$(71,723)	$(11,139)
Adjustments to reconcile net loss to cash used in operating activities:
Equity in losses of unconsolidated entities	8,810	3,107	546
(Gain) loss on sale of assets	(16)	8	(121,296)
Loss on extinguishment of debt	—	4,724	—
Equity-based compensation	3,281	2,325	1,509
Depreciation and amortization	38,900	31,114	33,128
Asset impairment	—	—	4,726
Change in deferred income taxes	(2,920)	(2,314)	10,661
Change in fair value of non-hedge derivatives	(1,979)	181	4,555
Amortization of deferred financing costs	1,755	1,542	3,690
Bad debt expense (recoveries)	(4)	(1)	440
Change in:
Accounts receivable	(62,265)	9,998	4,123
Other assets	(25,237)	(12,670)	133
Accounts payable and accrued liabilities	46,510	(14,225)	21,339
Other liabilities	4,368	1,074	(5,087)
Net cash used in operating activities	(69,796)	(46,860)	(52,672)

Cash flows from investing activities:
Investment in unconsolidated entities	(54,499)	(4,692)	—
Acquisition of business, net of cash acquired	(627,399)	—	—
Acquisition of property, plant and equipment	(97,505)	(247,524)	(323,037)
Acquisition of remaining interest in JV investment	—	—	(28,828)
Proceeds from sale of subsidiary, net of cash transferred	—	—	91,732
Return of capital distributions from unconsolidated entities	—	—	1,555
Net cash used in investing activities	$(779,403)	$(252,216)	$(258,578)
See accompanying notes to combined consolidated financial statements.

FTAI INFRASTRUCTURE
COMBINED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands)
	Nine-Months Ended September 30, 2021 (Unaudited)	Year Ended December 31,
		2020	2019
Cash flows from financing activities:
Proceeds from debt	$451,100	$263,980	$221,835
Repayment of debt	—	(239,983)	(24,878)
Payment of deferred financing costs	(13,007)	(11,804)	(25,480)
Net transfers from Parent	694,327	325,435	122,170
Net cash provided by financing activities	1,132,420	337,628	293,647

Net increase (decrease) in cash and cash equivalents and restricted cash	283,221	38,552	(17,603)
Cash and cash equivalents and restricted cash, beginning of period	55,421	16,869	34,472
Cash and cash equivalents and restricted cash, end of period	$338,642	$55,421	$16,869

Supplemental disclosure of cash flow information:
Cash paid for interest, net of capitalized interest	$8,119	$8,586	$13,112
Cash paid for taxes	326	329	162

Supplemental disclosure of non-cash investing and financing activities:
Acquisition of property, plant and equipment	$(1,062)	$(10,817)	$(47,078)
Investment in Long Ridge JV	—	—	155,589
Non-Cash change in equity method investment	(78,921)	(26,609)	372
See accompanying notes to combined consolidated financial statements.

FTAI INFRASTRUCTURE
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(Dollars in tables in thousands, unless otherwise noted)
1. BACKGROUND AND BASIS OF PRESENTATION
Background
Fortress Transportation and Infrastructure Investors LLC (the “Parent”) consists of an equipment leasing business that owns and leases aviation and offshore equipment and an infrastructure business that owns and operates multiple infrastructure assets further described below. During the third quarter of 2021, the Parent announced that it was proceeding with a plan to spin off its infrastructure business and separate into two distinct, publicly traded companies (the “Separation”) comprising the infrastructure business (“we”, “us”, “our” or “FTAI Infrastructure”) and the aviation business. As part of the spin off the Parent will establish a new holding company, and the infrastructure business will be merged into the new holding company, which will result in the infrastructure business being considered the predecessor of the newly formed FTAI Infrastructure Inc. Under the plan, the Parent will execute a spin-off, of its infrastructure business by way of a pro-rata distribution of common stock of our company to Parent common shareholders of record as of the close of business on the spin-off transaction Record Date. In connection with the spin-off transaction, the Parent is being treated as the accounting spinnor, consistent with the legal form of the transaction. The Separation will be subject to, among other things, the effectiveness of a registration statement on Form 10 filed with the Securities and Exchange Commission (“SEC”) and final approval from Parent’s Board of Directors. Following the Separation, we will be an independent, publicly traded company operating under the name FTAI Infrastructure Inc.
FTAI Infrastructure will own and operate (i) a multi-modal crude oil and refined products terminal in Beaumont, Texas (“Jefferson Terminal”), (ii) five freight railroads and one switching company that provide rail service to certain manufacturing and production facilities (“Transtar”) (iii) a deep-water port located along the Delaware River with an underground storage cavern and multiple industrial development opportunities (“Repauno”), (iv) an equity method investment in a multi-modal terminal located along the Ohio River with multiple industrial development opportunities, including a power plant (“Long Ridge”), and (v) an equity method investment in two ventures developing battery and metal recycling technology (“Aleon” and “Gladieux”). Additionally, we own and lease shipping containers (“Containers”) and operate a railcar cleaning business (“KRS”). We have three reportable segments, (i) Jefferson Terminal, (ii) Ports and Terminals and (iii) Transtar, which operate in the infrastructure sector (see Note 17).
Basis of Presentation
The accompanying combined consolidated financial statements were prepared on a standalone basis and have been derived from the consolidated financial statements and accounting records of the Parent. These financial statements reflect the combined historical results of operations, financial position and cash flows of FTAI Infrastructure in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).
Historically, separate financial statements have not been prepared for FTAI Infrastructure and it has not operated as a standalone business separate from the Parent. The accompanying combined consolidated financial statements have been prepared from Parent’s historical accounting records and are presented on a standalone basis as if the operations had been conducted independently from Parent. Accordingly, Parent’s net investment in our operations (Parent Company Equity) is shown in lieu of stockholders’ equity in the accompanying combined consolidated financial statements, which include the historical operations, assets, and liabilities comprising FTAI Infrastructure. The historical results of operations, financial position, and cash flows of FTAI Infrastructure represented in the combined consolidated financial statements may not be indicative of what they would have been had FTAI Infrastructure actually been a separate standalone entity during such periods, nor are they necessarily indicative of our future results of operations, financial position, and cash flows.
The combined consolidated financial statements include certain assets and liabilities that have historically been held by the Parent but are specifically identifiable or otherwise attributable to FTAI Infrastructure. All significant intercompany transactions between Parent and FTAI Infrastructure have been included as components of net parent investment in the combined consolidated financial statements, as they are to be considered effectively settled upon effectiveness of the Separation.

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The combined consolidated financial statements are presented as if our businesses had been combined for all periods presented. The assets and liabilities in the combined consolidated financial statements have been reflected on a historical cost basis, as immediately prior to the Separation, all of the assets and liabilities presented are owned by the Parent and are being transferred to us at a carry-over basis.
Cash and Cash Equivalents
The Cash and Cash Equivalents attributed to the financial statements of FTAI Infrastructure are Cash and Cash Equivalents that were legally held by FTAI Infrastructure during the periods presented in the financial statements and are directly attributed to and used in the operations of the Infrastructure business.
Debt and the Corresponding Interest Expense
The Debt attributed to the financial statements of FTAI Infrastructure is debt that is directly attributable to, and legally incurred by, FTAI Infrastructure’s business. The corresponding interest expense presented in the financial statements is derived solely from the Debt directly attributed to FTAI Infrastructure.
Corporate Function
The combined consolidated financial statements include all revenues and costs directly attributable to FTAI Infrastructure and an allocation of certain expenses. The Parent is externally managed by Fortress Investment Group LLC (the “Manager”), which performs the Parent’s corporate function (“Corporate”), and incurs a variety of expenses including, but not limited to, information technology, accounting, treasury, tax, legal, corporate finance and communications. For purposes of the Combined Consolidated Statements of Operations, an allocation of these expenses is included to reflect our portion of such corporate overhead from the Parent. The charges reflected have either been specifically identified or allocated based on an estimate of time spent on FTAI Infrastructure’s businesses. These allocated costs are recorded in general and administrative, and acquisition and transaction expenses in the Combined Consolidated Statements of Operations. We believe the assumptions regarding allocations of the Parent’s Corporate expenses are reasonable. Nevertheless, the allocations may not be indicative of the actual expense that would have been incurred had FTAI Infrastructure operated as an independent, standalone public entity, nor are they indicative of FTAI Infrastructure’s future expenses. Actual costs that may have been incurred if we had been a standalone company would depend on a number of factors, including the organizational structure, what functions were outsourced or performed by employees and strategic decisions made in areas such as information technology and infrastructure. We will enter into an arrangement with the Manager in connection with the Separation which is expected to have a term of longer than one year. The Parent funded our operating and investing activities as needed. Cash transfers to and from the Parent are reflected in the Combined Consolidated Statements of Cash Flows as “Net transfers from Parent”. Refer to Note 16 for additional discussion on corporate costs allocated from the Parent that are included in these combined consolidated financial statements.
Unaudited interim financial information
The accompanying interim combined balance sheet as of September 30, 2021, the combined statements of operations, comprehensive loss, changes in equity and cash flows for the nine-months ended September 30, 2021 are unaudited. These unaudited interim combined consolidated financial statements have been prepared in accordance with U.S. GAAP. In the opinion of our management, the unaudited interim combined consolidated financial statements have been prepared on the same basis as the audited combined consolidated financial statements and include all adjustments necessary for the fair presentation of our financial position as of September 30, 2021, the results of operations, comprehensive loss, changes in equity and cash flows for the nine-months ended September 30, 2021. The results of operations for the nine-months ended September 30, 2021 are not necessarily indicative of the results to be expected for the year ending December 31, 2021 or for any other period.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Principles of Combination—FTAI Infrastructure has elected the principles of combined consolidated financial statements as basis of presentation due to common ownership and management of the entities, which includes the financial results of the Jefferson Terminal, Transtar, and Ports and Terminals segments, and KRS, which is included in the Corporate and Other segment.

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Principles of Consolidation—FTAI Infrastructure consolidates all entities in which its subsidiaries have a controlling financial interest and control over significant operating decisions, as well as variable interest entities (“VIEs”) in which we are the primary beneficiary. All significant intercompany transactions and balances have been eliminated. The ownership interest of other investors in consolidated subsidiaries is recorded as non-controlling interest.
We use the equity method of accounting for investments in entities in which we exercise significant influence, but which do not meet the requirements for consolidation. Under the equity method, we record our proportionate share of the underlying net income (loss) of these entities as well as the proportionate interest in adjustments to other comprehensive income (loss).
Use of Estimates—The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the combined consolidated financial statements and the reported amounts of revenues and expenses during the reporting period, including allocations from the Parent. Actual results could differ from those estimates.
Risks and Uncertainties—In the normal course of business, we encounter several significant types of economic risk including credit, market, and capital market risks. Credit risk is the risk of the inability or unwillingness of a lessee, customer, or derivative counterparty to make contractually required payments or to fulfill its other contractual obligations. Market risk reflects the risk of a downturn or volatility in the underlying industry segments in which we operate, which could adversely impact the pricing of the services offered by us or a lessee’s or customer’s ability to make payments. Capital market risk is the risk that we are unable to obtain capital at reasonable rates to fund the growth of our business or to refinance existing debt facilities. We do not have significant exposure to foreign currency risk as all of our leasing arrangements and all revenue arrangements are denominated in U.S. dollars.
Variable Interest Entities—The assessment of whether an entity is a VIE and the determination of whether to consolidate a VIE requires judgment. VIEs are defined as entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. A VIE is required to be consolidated by its primary beneficiary, and only by its primary beneficiary, which is defined as the party who has the power to direct the activities of a VIE that most significantly impact its economic performance and who has the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE.
Delaware River Partners LLC
During 2016, through Delaware River Partners LLC (“DRP”), a consolidated subsidiary, we purchased the assets of Repauno, which consisted primarily of land, a storage cavern, and riparian rights for the acquired land, site improvements and rights. Upon acquisition there were no operational processes that could be applied to these assets that would result in outputs without significant green field development. We currently hold an approximately 98% economic interest, and a 100% voting interest in DRP. DRP is solely reliant on us to finance its activities and therefore is a VIE. We concluded that we are the primary beneficiary and, accordingly, DRP has been presented on a consolidated basis in the accompanying combined consolidated financial statements. Total VIE assets of DRP were $322.5 million, $273.6 million, and $206.8 million, and total VIE liabilities of DRP were $36.5 million, $32.2 million, and $48.8 million as of September 30, 2021 (unaudited), December 31, 2020, and December 31, 2019, respectively.
Cash and Cash Equivalents—We consider all highly liquid short-term investments with a maturity of 90 days or less when purchased to be cash equivalents.
Restricted Cash—Restricted cash consists of prepaid interest and principal pursuant to the requirements of certain of our debt agreements (see Note 8) and other qualifying constructions projects at Jefferson Terminal.
Inventory—Commodities inventory is carried at the lower of cost or net realizable value on our balance sheet. Commodities are removed from inventory based on the average cost at the time of sale. We had commodities inventory of $4.7 million, $0.1 million and $5.6 million as of September 30, 2021 (unaudited) and December 31, 2020 and 2019, respectively, which is included in Other current assets in the Combined Consolidated Balance Sheets.

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Property, Plant and Equipment, Leasing Equipment and Depreciation—Property, plant and equipment and leasing equipment are stated at cost (inclusive of capitalized acquisition costs, where applicable) and depreciated using the straight-line method, over estimated useful lives, to estimated residual values which are summarized as follows:
Asset	Range of Estimated Useful Lives	Residual Value Estimates
Railcars and locomotives	40 - 50 years from date of manufacture	Scrap value at end of useful life
Track and track related assets	15 - 50 years from date of manufacture	Scrap value at end of useful life
Land, site improvements and rights	N/A	N/A
Bridges and tunnels	15 – 55 years	Scrap value at end of useful life
Buildings and site improvements	20 - 30 years	Scrap value at end of useful life
Railroad equipment	3 - 15 years from date of manufacture	Scrap value at end of useful life
Terminal machinery and equipment	15 - 25 years from date of manufacture	Scrap value at end of useful life
Vehicles	5 - 7 years from date of manufacture	Scrap value at end of useful life
Furniture and fixtures	3 - 6 years from date of purchase	None
Computer hardware and software	2 - 5 years from date of purchase	None
Construction in progress	N/A	N/A
Major improvements and modifications incurred in connection with the acquisition of property, plant and equipment and leasing equipment that are required to get the asset ready for initial service are capitalized and depreciated over the remaining life of the asset. Project costs of major additions and betterments, including capitalizable engineering costs and other costs directly related to the development or construction of project, are capitalized and depreciation commences once it is placed into service. Interest costs directly related to and incurred during the construction period of property, plant and equipment are capitalized. Significant spare parts are depreciated in conjunction with the underlying property, plant and equipment asset when placed in service.
We review our depreciation policies on a regular basis to determine whether changes have taken place that would suggest that a change in our depreciation policies, useful lives of our equipment or the assigned residual values is warranted.
We, through our equity method investment in Long Ridge, have a working interest in various natural gas reserves located in southeastern Ohio. Prior to the deconsolidation of Long Ridge in the fourth quarter of 2019, our interest in this natural gas joint venture was consolidated on a proportionate basis in accordance with Accounting Standards Codification (“ASC”) Topic 932 Extractive Activities – Oil and Gas. We followed the successful efforts method of accounting for costs incurred in oil and gas producing activities. Capitalized costs were amortized using the unit-of-production method based on total proved reserves. See Note 6 for additional details.
Capitalized Interest—The interest cost associated with major development, construction projects and tax exempt bonds is capitalized and included in the cost of the project. Interest capitalization ceases once a project is substantially complete or no longer undergoing construction activities to prepare it for its intended use. We capitalized interest of $5.9 million, $20.0 million, and $11.8 million during the nine-months ended September 30, 2021 (unaudited) and years ended December 31, 2020 and 2019, respectively.
Repairs and Maintenance—Repair and maintenance costs that do not extend the lives of the assets are expensed as incurred. Our repairs and maintenance expense were $3.3 million, $2.9 million, and $4.8 million during the nine-months ended September 30, 2021 (Unaudited), and years ended December 31, 2020 and 2019, respectively, and are included in Operating expenses in the Combined Consolidated Statements of Operations.
Impairment of Long-Lived Assets—We perform a recoverability assessment of each of our long-lived assets whenever events or changes in circumstances, or indicators, indicate that the carrying amount or net book value of an asset may not be recoverable. Indicators may include, but are not limited to, a significant change in market conditions; or the introduction of newer technology. When performing a recoverability assessment, we measure whether the estimated future undiscounted net cash flows expected to be generated by the asset exceeds its net book

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value. The undiscounted cash flows consist of cash flows from currently contracted leases and terminal services contracts, future projected leases, terminal service and freight rail rates, transition costs, and estimated residual or scrap values. In the event that an asset does not meet the recoverability test, the carrying value of the asset will be adjusted to fair value resulting in an impairment charge.
Management develops the assumptions used in the recoverability analysis based on its knowledge of active contracts, current and future expectations of the demand for a particular asset and historical experience, as well as information received from third party industry sources. The factors considered in estimating the undiscounted cash flows are impacted by changes in future periods due to changes in contracted lease rates, terminal service, and freight rail rates, residual values, economic conditions, technology, demand for a particular asset type and other factors.
Goodwill—Goodwill includes the excess of the purchase price over the fair value of the net tangible and intangible assets associated with the acquisition of Jefferson Terminal and Transtar. The carrying amount of goodwill was approximately $239.9 million, $122.7 million and $122.6 million as of September 30, 2021 (unaudited) and December 31, 2020 and 2019, respectively.
We review the carrying values of goodwill at least annually to assess impairment since these assets are not amortized. An annual impairment review is conducted as of October 1st of each year. Additionally, we review the carrying value of goodwill whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. The determination of fair value involves significant management judgment.
For an annual goodwill impairment assessment, an optional qualitative analysis may be performed. If the option is not elected or if it is more likely than not that the fair value of a reporting unit is less than its carrying amount, then a goodwill impairment test is performed to identify potential goodwill impairment and measure an impairment loss. A qualitative analysis was not elected for the years ended December 31, 2020 or 2019.
Beginning in 2020, we adopted new guidance regarding the testing and recognition of a goodwill impairment, which prior to 2020 required two steps. A goodwill impairment assessment compares the fair value of a respective reporting unit with its carrying amount, including goodwill. The estimate of fair value of the respective reporting unit is based on the best information available as of the date of assessment, which primarily incorporates certain factors including our assumptions about operating results, business plans, income projections, anticipated future cash flows and market data. If the estimated fair value of the reporting unit is less than the carrying amount, a goodwill impairment is recorded to the extent that the carrying value of the reporting unit exceeds the fair value.
We estimate the fair value of the reporting units using an income approach, specifically a discounted cash flow analysis. This analysis requires us to make significant assumptions and estimates about the extent and timing of future cash flows (including forecasted revenue growth rates and EBITDA margins), capital expenditures and discount rates. The estimates and assumptions used consider historical performance if indicative of future performance and are consistent with the assumptions used in determining future profit plans for the reporting units.
In connection with our impairment analysis as of October 1, 2021, although we believe the estimates of fair value are reasonable, the determination of certain valuation inputs is subject to management’s judgment. Changes in these inputs, including as a result of events beyond our control, could materially affect the results of the impairment review. If the forecasted cash flows of the Jefferson Terminal reporting unit or other key inputs are negatively revised in the future, the estimated fair value of the Jefferson Terminal reporting unit could be adversely impacted, potentially leading to an impairment in the future that could materially affect our operating results. The Jefferson Terminal segment forecasted revenue is dependent on the ramp up of volumes under current and expected future contracts for storage of heavy and light crude and refined products during 2021 and beyond subject to obtaining rail capacity for crude, expansion of refined product distribution to Mexico and movements in future oil spreads. Approximately 4.4 million of storage is currently operational. If our strategy changes from planned capacity downward due to an inability to source contracts or expand volumes, the fair value of the reporting units would be negatively affected, which could lead to an impairment. The expansion of refineries in the Beaumont/Port Arthur area, as well as growing crude oil production in the U.S. and Canada, are expected to result in increased demand for storage on the U.S. Gulf Coast. Although we do not have significant direct exposure to volatility of crude oil prices, changes in crude oil

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pricing that affect long term refining planned output could impact Jefferson Terminal operations. Other assumptions utilized in our annual impairment analysis that are significant in determination of the fair value of the reporting unit include the discount rate utilized in our discounted cash flow analysis and our terminal growth rate.
Furthermore, both inbound and outbound pipelines projects from the Jefferson Terminal became fully operational in early 2021 and will affect our forecasted growth and therefore our estimated fair value. We expect the Jefferson Terminal segment to continue to generate positive Adjusted EBITDA through 2021 and in future years. Although certain of our anticipated contracts or expected volumes from existing contracts for Jefferson Terminal have been delayed, we continue to believe our projected revenues are achievable. Further delays in executing these contracts or achieving our projections could adversely affect the fair value of the reporting unit. The impact of the COVID-19 global pandemic during 2020 and 2021 negatively affected refining volumes and therefore Jefferson Terminal crude throughput but we have seen the impact starting to normalize and are expected to ramp back to normal by 2022. Furthermore, we anticipate strengthening macroeconomic demand for storage and increasing spread between Western Canadian Crude and Western Texas Intermediate as Canadian crude pipeline apportionment increases. Also, as our pipeline connections became fully operational during 2021, we remain positive for the outlook of Jefferson Terminal’s earnings potential.
There were no impairments of goodwill for the nine-months ended September 30, 2021 (unaudited) or the years ended December 31, 2020 or 2019.
Intangibles and amortization—Intangible assets include the value of acquired favorable and unfavorable leases and existing customer relationships acquired in connection with the acquisition of Jefferson Terminal and Transtar.
Customer relationship intangible assets are amortized on a straight-line basis over their useful lives as the pattern in which the asset’s economic benefits are consumed cannot reliably be determined. Customer relationship intangible assets have useful lives ranging from 5 to 15 years, no estimated residual value, and amortization is recorded as a component of Depreciation and amortization in the Combined Consolidated Statements of Operations. The weighted-average remaining amortization period for acquired lease intangibles was approximately 29 months as of September 30, 2021 (unaudited), and the weighted-average remaining amortization period for customer relationships was 156 months, 43 months and 55 months as of September 30, 2021 (unaudited), and December 31, 2020 and 2019.
Deferred Financing Costs—Costs incurred in connection with obtaining long-term financing are capitalized and amortized to interest expense over the term of the underlying loans. Unamortized deferred financing costs of $22.1 million, $10.5 million, and $2.2 million as of September 30, 2021 (unaudited) and December 31, 2020, and 2019, respectively, are included in Debt, net in the Combined Consolidated Balance Sheets.
Amortization expense was $1.8 million, $1.5 million, and $3.7 million for the nine-months ended September 30, 2021 (unaudited), and years ended December 31, 2020 and 2019, respectively, and is included in Interest expense in the Combined Consolidated Statements of Operations.
Terminal Services Revenues—Terminal services are provided to customers for the receipt and redelivery of various commodities. These revenues are recognized over time, i.e., as the services are rendered and the customer simultaneously receives and consumes the benefit over time.
Rail Revenues—Rail revenues generally consist of the following performance obligations: industrial switching, interline services, demurrage and storage. Switching revenues are derived from the performance of switching services, which involve the movement of cars from one point to another within the limits of an individual plant, industrial area, or a rail yard. Switching revenues are recognized as the services are performed, and the services are generally completed on the same day they are initiated.
Interline revenues are derived from transportation services for railcars that originate or terminate at our railroads and involve one or more other carriers. For interline traffic, one railroad typically invoices a customer on behalf of all railroads participating in the route directed by the customer. The invoicing railroad then pays the other railroads its portion of the total amount invoiced on a monthly basis. We record revenue related to interline traffic for transportation service segments provided by carriers along railroads that are not owned or controlled by us on a net basis. Interline revenues are recognized as the transportation movements occur.

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Our ancillary services revenue primarily relates to demurrage and storage services. Demurrage represents charges assessed by railroads for the detention of cars by shippers or receivers of freight beyond a specified free time and is recognized on a per day basis. Storage services revenue is earned for the provision of storage of shippers’ railcars and is generally recognized on a per day, per car basis, as the storage services are provided.
Lease Income—Lease income consists of rental income from tenants for storage space. Lease income is recognized on a straight-line basis over the terms of the relevant lease agreement.
Crude Marketing Revenues—Crude marketing revenues consist of marketing revenue related to Canadian crude oil. The revenues are recognized over time, i.e., as the services are rendered and the customer simultaneously receives and consumes the benefit over time. All activities related to crude marketing revenues were terminated in 2019. For the year ended December 31, 2019, crude marketing revenues were $166.1 million and associated costs of sale were $173.0 million.
Other Revenue—Other revenue primarily consists of revenue related to the handling, storage and sale of raw materials. Other revenue consists of two performance obligations: handling and storage of raw materials. The revenues are recognized over time, i.e., as the services are rendered and the customer simultaneously receives and consumes the benefit over time.
Payment terms for these revenues are generally short term in nature.
Leasing Arrangements—At contract inception, we evaluate whether an arrangement is or contains a lease for which we are the lessee (that is, arrangements which provide us with the right to control a physical asset for a period of time). Operating lease right-of-use (“ROU”) assets and lease liabilities are recognized in Operating lease right-of-use assets, net and Operating lease liabilities in our Combined Consolidated Balance Sheets, respectively. Finance lease ROU assets are recognized in Property, plant and equipment, net and lease liabilities are recognized in Other current liabilities and Other liabilities in our Combined Consolidated Balance Sheets.
All lease liabilities are measured at the present value of the unpaid lease payments, discounted using our incremental borrowing rate based on the information available at commencement date of the lease. ROU assets, for both operating and finance leases, are initially measured based on the lease liability, adjusted for prepaid rent and lease incentives. ROU assets are subsequently measured at the carrying amount of the lease liability adjusted for prepaid or accrued lease payments and lease incentives. The finance lease ROU assets are subsequently amortized using the straight-line method.
Operating lease expenses are recognized on a straight-line basis over the lease term. With respect to finance leases, amortization of the ROU asset is presented separately from interest expense related to the finance lease liability. Variable lease payments, which are primarily based on usage, are recognized when the associated activity occurs.
We have elected to combine lease and non-lease components for all lease contracts where we are the lessee. Additionally, for arrangements with lease terms of 12 months or less, we do not recognize ROU assets, and lease liabilities and lease payments are recognized on a straight-line basis over the lease term with variable lease payments recognized in the period in which the obligation is incurred.
Concentration of Credit Risk—We are subject to concentrations of credit risk with respect to amounts due from customers. We attempt to limit our credit risk by performing ongoing credit evaluations. We earned approximately 20%, 40%, and 48% of our revenue from one customer in the Jefferson Terminal segment during the nine-months ended September 30, 2021 (Unaudited) and years ended December 31, 2020 and 2019, respectively, and 26% from one customer in the Transtar segment during the nine-months ended September 30, 2021 (Unaudited).
As of September 30, 2021 (Unaudited), accounts receivable from three customers from the Jefferson Terminal, Ports and Terminals and Transtar segments represented 77% of total accounts receivable, net. As of December 31, 2019, and 2020, accounts receivable from two customers in the Jefferson Terminal segment represented 63% and 71% of total accounts receivable, net, respectively.
We maintain cash and restricted cash balances, which generally exceed federally insured limits, and subject us to credit risk, in high credit quality financial institutions. We monitor the financial condition of these institutions and have not experienced any losses associated with these accounts.

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Allowance for Doubtful Accounts—We determine the allowance for doubtful accounts based on our assessment of the collectability of our receivables on a customer-by-customer basis.
Expense Recognition—Expenses are recognized on an accrual basis as incurred.
Acquisition and Transaction Expenses—Acquisition and transaction expense is comprised of costs related to business combinations, dispositions and terminated deal costs related to asset acquisitions, including advisory, legal, accounting, valuation and other professional or consulting fees.
Comprehensive Income (Loss)—Comprehensive income (loss) is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances, excluding those resulting from investments by and distributions to owners. Our comprehensive income (loss) represents net income (loss), as presented in the Combined Consolidated Statements of Comprehensive (Loss)/Income, adjusted for fair value changes recorded in other comprehensive income related to cash flow hedges of our equity method investees.
Derivative Financial Instruments
Electricity Derivatives—Our equity method investee Long Ridge enters into derivative contracts as part of a risk management program to mitigate price risk associated with certain electricity price exposures. Long Ridge primarily uses swap derivative contracts, which are agreements to buy or sell a quantity of electricity at a predetermined future date and at a predetermined price.
Cash Flow Hedges
Certain of these derivative instruments are designated and qualify as cash flow hedges. Our share of the derivative's gain or loss is reported as Other comprehensive income related to equity method investees in our Combined Consolidated Statements of Comprehensive (Loss) Income and recorded in Accumulated other comprehensive (loss) income in our Combined Consolidated Balance Sheets. The change in our equity method investment balance related to derivative gains or losses on cash flow hedges is disclosed as a Non-cash change in equity method investment in our Combined consolidated Statements of Cash Flows.
Derivatives Not Designated as Hedging Instruments
Certain of these derivative instruments are not designated as hedging instruments for accounting purposes. Our share of change in fair value of these contracts is recognized in Equity in earnings (losses) in unconsolidated entities in the Combined Consolidated Statements of Operations. The cash flow impact of derivative contracts that are not designated as hedging instruments is recognized in Equity in earnings (losses) in unconsolidated entities in our Combined Consolidated Statements of Cash Flows.
Commodity Derivatives—We also enter into short-term and long-term crude forward contracts. Gains and losses related to our crude sales and purchase derivatives are recorded on a gross basis and are included in Crude marketing revenues and Operating expenses, respectively, in our Combined Consolidated Statements of Operations. See Note 11 for additional details. The cash flow impact of these derivatives is recognized in Change in fair value of non-hedge derivatives in our Combined Consolidated Statements of Cash Flows.
These derivatives are not used for speculative purposes. We record all derivative assets and liabilities on a gross basis at fair value and are included in Other current assets and Other current liabilities, respectively, in our Combined Consolidated Balance Sheets. See Note 11 for additional details.
Income Taxes—The income tax provision in the combined consolidated financial statements was prepared on a separate return method. Income earned by our corporate subsidiaries for the infrastructure businesses is subject to U.S. federal and state income taxation and is taxed at the currently enacted rates. The remainder of our income is allocated directly to our partners and is not subject to a corporate level of taxation. Following the spin-off, all of our income will be subject to a corporate level of taxation, and none of it will be allocated directly to our partners.
We account for these taxes using the asset and liability method under which deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. A valuation allowance is established when management believes it is more likely than not that a deferred tax asset will not be realized.

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Each of our combined entities files income tax returns in the U.S. federal jurisdiction, various state jurisdictions and in certain foreign jurisdictions. The income tax returns filed by us and our subsidiaries are subject to examination by the U.S. federal, state and foreign tax authorities. We recognize tax benefits for uncertain tax positions only if it is more likely than not that the position is sustainable based on its technical merits. Interest and penalties on uncertain tax positions are included as a component of the provision for income taxes in the Combined Consolidated Statements of Operations.
Other Current Assets—Other current assets is primarily comprised of commodities inventory of $4.7 million, $0.1 million and $5.6 million, note receivable of $7.5 million, $0.7 million and $0, prepaid expenses of $19.4 million, $4.2 million, $2.7 million and other assets of $14.5 million, $0.9 million, $0.3 million as of September 30, 2021 (unaudited), December 31, 2020 and December 31, 2019, respectively.
Accounts Payable and Accrued Liabilities—Accounts payable and accrued liabilities primarily include payables relating to construction projects, interline payables to other railroads, accrued compensation and interest.
Other Current Liabilities—Other current liabilities primarily include environmental liabilities of $4.1 million, $0, and $0, and insurance premium liabilities of $6.0 million, $1.5 million, and $0.5 million as of September 30, 2021 (unaudited), December 31, 2020, and December 31, 2019, respectively.
Pension and Other Postretirement Benefits—We established a pension and a postretirement benefit plan in connection with the acquisition of Transtar for certain eligible Transtar employees. The pension and other postretirement obligations and the related net periodic costs are based on, among other things, assumptions regarding the discount rate, estimated return on plan assets, salary increases, the projected mortality of participants and the current level and future escalation of health care costs. Actuarial gains and losses occur when actual experience differs from any of the many assumptions used to value the benefit plans, or when assumptions change. We will recognize into income on an annual basis a portion of unrecognized actuarial net gains or losses that exceed 10 percent of the larger of projected benefit obligations or plan assets (the corridor). These unrecognized amounts in excess of the corridor are amortized over the plan participants' average life expectancy or average future service, depending on the demographics of the plan. Refer to Note 14 for additional discussion on the pension and postretirement plans.
Recent Accounting Pronouncements—In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). For assets held at amortized cost basis, ASU 2016-13 eliminates the probable initial recognition threshold in current U.S. GAAP and, instead, requires an entity to reflect its current estimate of all expected credit losses. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets to present the net amount expected to be collected. For available for sale debt securities, credit losses should be measured in a manner similar to current U.S. GAAP, however this ASU requires that credit losses be presented as an allowance rather than as a write-down. This ASU affects entities holding financial assets and net investment in leases that are not accounted for at fair value through net income. The amendments affect loans, debt securities, trade receivables, net investments in leases, off balance sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual right to receive cash. We adopted this ASU in the first quarter of 2020 and adoption did not have a material impact on our combined consolidated financial statements.
In January 2017, the FASB issued ASU 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment (“ASU 2017-04”). ASU 2017-04 addresses concerns over the cost and complexity of the two-step goodwill impairment test by removing the second step of the test. An entity will apply a one-step quantitative test and record the amount of goodwill impairment as the excess of a reporting unit's carrying amount over its fair value, not to exceed the total amount of goodwill allocated to the reporting unit. The new guidance does not amend the optional qualitative assessment of goodwill impairment. We adopted this ASU in the first quarter of 2020 and adoption did not have a material impact on our combined consolidated financial statements.

FTAI INFRASTRUCTURE
NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in tables in thousands, unless otherwise noted)(continued)
In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement. This ASU eliminates, adds and modifies certain disclosure requirements for fair value measurements as part of its disclosure framework project. We adopted this ASU in the first quarter of 2020 and adoption did not have a material impact on our combined consolidated financial statements.
In March 2020 and January 2021, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting and ASU 2021-01, Reference Rate Reform: Scope, respectively. Together, the ASUs temporarily simplify the accounting for contract modifications, including hedging relationships, due to the transition from LIBOR and other interbank offered rates to alternative reference interest rates. For example, entities can elect not to remeasure the contracts at the modification date or reassess a previous accounting determination if certain conditions are met. Additionally, entities can elect to continue applying hedge accounting for hedging relationships affected by reference rate reform if certain conditions are met. The new standard was effective upon issuance and generally can be applied to applicable contract modifications through December 31, 2022. Adoption did not have a material impact on our combined consolidated financial statements.
In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes (Topic 740). This standard simplifies the accounting for income taxes by eliminating certain exceptions to the guidance in ASC 740 related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. The standard also simplifies aspects of the accounting for franchise taxes and enacted changes in tax laws or rates and clarifies the accounting for transactions that result in a step-up in the tax basis of goodwill. The standard is effective for public companies for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020 and early adoption is permitted. We adopted this guidance in the first quarter of 2021, which did not have a material impact on our combined consolidated financial statements.
Unadopted Accounting Pronouncements— In July 2021, the FASB issued ASU 2021-05, Leases (Topic 842): Lessors—Certain Leases with Variable Lease Payments. This ASU requires lessors to classify and account for a lease with variable lease payments that do not depend on a reference index or a rate as an operating lease if (i) the lease would have been classified as a sales-type lease or a direct financing lease under Topic 842 and (ii) the lessor would have otherwise recognized a day-one loss. This standard is effective for all reporting periods beginning after December 15, 2021. We are currently assessing the impact this guidance may have on our combined consolidated financial statements.
3. ACQUISITION OF TRANSTAR, LLC (UNAUDITED)
On July 28, 2021, we completed the acquisition for 100% of the equity interests of Transtar, LLC (“Transtar”) from United States Steel Corporation (“USS”) for total cash consideration of $636.0 million. Transtar is comprised of five freight railroads and one switching company, of which two railroads are connected to USS’s largest production facilities. We also entered into an exclusive rail partnership with USS, under which we will provide rail service to USS for an initial term of 15 years with minimum volume commitments for the first five years. Transtar operates as a separate reportable segment. See Note 17 for additional information. The results of operations at Transtar have been included in the Combined Consolidated Statements of Operations as of the effective date of the acquisition. In connection with the acquisition, we recorded $7.0 million of acquisition and transaction expense during the nine-months ended September 30, 2021.
The Parent funded the transaction with bridge loans in an aggregate principal amount of $650 million. In September 2021, the Parent issued new equity and debt and repaid in full the bridge loans.
The following fair values assigned to assets acquired and liabilities assumed are preliminary based on management’s estimates and assumptions. The final valuation and related allocation of the purchase price is subject to change as additional information is received and will be completed no later than 12 months after the closing date. The final acquisition accounting adjustments may be materially different and may include (i) changes in fair values of Property, plant and equipment and associated salvage values; (ii) changes in allocations to Intangible assets, such as above or below market leases, customer relationships, as well as goodwill; and, (iii) other changes to assets and liabilities, such as working capital accounts and inventory.

FTAI INFRASTRUCTURE
NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in tables in thousands, unless otherwise noted)(continued)
The following table summarizes the preliminary allocation of the purchase price, as presented in our Combined Consolidated Balance Sheets:
Fair value of assets acquired:
Cash and cash equivalents	$8,610
Accounts receivable	18,625
Operating lease right-of-use assets	10,831
Property, plant and equipment	506,479
Intangible assets	62,500
Other assets	15,594
Total assets	622,639
Fair value of liabilities assumed:
Accounts payable and accrued liabilities	47,010
Operating lease liabilities	10,689
Pension and other postretirement benefits(1)	37,552
Other liabilities	8,587
Total liabilities	103,838
Goodwill(2)	117,206
Total purchase consideration	$636,007
(1)	Included in Other liabilities in the Combined Consolidated Balance Sheets.
(2)
Goodwill is primarily attributable to the assembled workforce of Transtar and the synergies expected to be achieved. This goodwill is assigned to the new Transtar segment and is tax deductible for income tax purposes.

The following table presents the identifiable intangible assets and their estimated useful lives:
	Estimated useful life in years	Fair value
Above/below market leases	2 - 7	$1,500
Customer relationships	13 - 15	61,000
Total		$62,500
The following table presents the property, plant and equipment and their estimated useful lives:
	Estimated useful life in years	Fair value
Railcars	1 - 40	$126,055
Track and track related assets	1 - 40	88,121
Land, site improvements and rights	N/A	91,890
Bridges and tunnels	15 - 55	176,309
Buildings and improvements	3 - 25	12,533
Railroad equipment	2 - 15	2,712
Terminal machinery and equipment	2 - 15	3,215
Vehicles	2 - 5	3,538
Construction in progress	N/A	1,928
Computer hardware and software	2 - 5	178
Total		$506,479

FTAI INFRASTRUCTURE
NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in tables in thousands, unless otherwise noted)(continued)
The unaudited financial information in the table below summarizes the combined results of operations of FTAI Infrastructure and Transtar on a pro forma basis, as though the companies had been combined as of January 1, 2020. These pro forma results were based on estimates and assumptions which we believe are reasonable. The pro forma adjustments are primarily comprised of the following:
•
The allocation of the purchase price and related adjustments, including adjustments to depreciation and amortization expense related to the fair value of property, plant and equipment and intangible assets acquired;

•
The exclusion of acquisition-related costs incurred during the nine-months ended September 30, 2021 and allocation of substantially all acquisition-related costs to the year ended December 31, 2020; and

•	Associated tax-related impacts of adjustments.
The unaudited pro forma financial information is presented for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisition had taken place as of January 1, 2020.
	Nine-Months Ended September 30, 2021	Year Ended December 31, 2020
Total revenue	$152,217	$183,744
Net loss attributable to Parent	(37,634)	(39,349)
4. LEASING EQUIPMENT, NET
Leasing equipment, net is summarized as follows:
	September 30, 2021 (Unaudited)	December 31,
		2020	2019
Leasing equipment	$44,179	$44,179	$44,326
Less: Accumulated depreciation	(7,891)	(7,063)	(5,978)
Leasing equipment, net	$36,288	$37,116	$38,348
Depreciation expense for leasing equipment is summarized as follows:
	Nine-Months Ended September 30, 2021 (Unaudited)	Year Ended December 31,
		2020	2019
Depreciation expense for leasing equipment	$828	$1,106	$1,108
5. PROPERTY, PLANT AND EQUIPMENT, NET
Property, plant and equipment, net is summarized as follows:
	September 30, 2021 (Unaudited)	December 31,
		2020	2019
Land, site improvements and rights	$151,185	$52,047	$51,901
Construction in progress	92,299	401,729	206,591
Buildings and improvements	18,826	4,491	3,783
Bridges and tunnels	176,310	—	—
Terminal machinery and equipment	937,319	557,788	519,603
Track and track related assets	96,497	2,349	2,208
Railroad equipment	7,792	5,560	4,823
Railcars and locomotives	126,429	—	—
Computer hardware and software	5,337	5,101	4,325
Furniture and fixtures	1,745	1,750	1,715
Other	9,583	5,870	1,969
	1,623,322	1,036,685	796,918
Less: Accumulated depreciation	(131,280)	(96,427)	(69,935)
Property, plant and equipment, net	$1,492,042	$940,258	$726,983

FTAI INFRASTRUCTURE
NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in tables in thousands, unless otherwise noted)(continued)
During the nine-months ended September 30, 2021 (unaudited), we added property, plant and equipment and placed additional assets into service of $586.6 million, which primarily consists of assets acquired in our acquisition of Transtar, and terminal machinery and equipment placed in service or under development at Jefferson Terminal and Repauno.
We added property, plant and equipment of $239.8 million and $85.4 million during the years ended December 31, 2020 and 2019, respectively, which primarily consists of terminal machinery and equipment placed in service or under development at Jefferson Terminal and Repauno.
Depreciation expense for property, plant and equipment is $34.6 million, $26.5 million and $28.5 million during the nine-months ended September 30, 2021 (unaudited) and years ended December 31, 2020 and 2019, respectively.
6. INVESTMENTS
The following table presents the ownership interests and carrying values of our investments:
			September 30, 2021 (Unaudited)	December 31,
	Investment	Ownership Percentage		2020	2019
Intermodal Finance I, Ltd.	Equity method	51%	$—	$—	$501
Long Ridge Terminal LLC	Equity method	50%	35,538	122,539	155,397
FYX Trust Holdco LLC	Equity	14%	1,255	1,255	—
GM-FTAI Holdco LLC	Equity method	50%	52,500	—	—
			$89,293	$123,794	$155,898
We did not recognize any other-than-temporary impairments for the years ended December 31, 2020 and 2019.
The following table presents our proportionate share of equity in (losses) earnings:
	Nine-Months Ended September 30, 2021 (Unaudited)	Year Ended December 31,
		2020	2019
JGP Energy Partners LLC	$—	$—	$(292)
Intermodal Finance I, Ltd.	452	115	(62)
Long Ridge Terminal LLC	(9,262)	(3,222)	(192)
Total	$(8,810)	$(3,107)	$(546)
Equity Method Investments
Long Ridge Terminal LLC
On June 16, 2017, we, through Ohio River Partners Shareholders LLC (“ORP”), a consolidated subsidiary, purchased the assets of Long Ridge Energy Terminal (“Long Ridge”), which consisted primarily of land, buildings, railroad track, docks, water rights, site improvements and other rights. Long Ridge was being developed as a 485-megawatt natural gas fired, combined cycle power plant, which was completed and became operational in October 2021. Long Ridge also entered into cash flow hedges related to power generation capacity, as described in Note 2.
In December 2019, ORP contributed its equity interests in Long Ridge into Long Ridge Terminal LLC and sold a 49.9% interest (the “Long Ridge Transaction”) for $150 million in cash, plus an earn out. FTAI Infrastructure recognized a gain of $121 million in relation to the Long Ridge Transaction. We no longer have a controlling interest in Long Ridge but still maintain significant influence through our retained interest and, therefore, now account for this investment in accordance with the equity method. Following the sale, we deconsolidated ORP, which held the assets of Long Ridge. The initial equity method investment balance of $155.6 million represents the fair value of our 50.1% ownership and the earn out.
JGP Energy Partners LLC
In 2016, we initiated activities in a 50% non-controlling interest in JGP Energy Partners LLC (“JGP”), a joint venture. JGP was governed by a designated operating committee selected by the members in proportion to their

FTAI INFRASTRUCTURE
NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in tables in thousands, unless otherwise noted)(continued)
equity interests. JGP was solely reliant on its members to finance its activities and therefore was a VIE. Initially, we concluded that we were not the primary beneficiary of JGP as the members shared equally in the risks and rewards and decision making authority of the entity and, therefore, we did not consolidate JGP and instead accounted for this investment in accordance with the equity method.
In December 2019, we purchased the remaining 50% interest in JGP from the joint venture partner for a purchase price of approximately $30 million, consolidated JGP and no longer account for this as an equity method investment. As a result of this transaction, we recorded additional goodwill of $6.6 million and a gain of $4.6 million during the year ended December 31, 2019.
Intermodal Finance I, Ltd.
In 2012, we acquired a 51% non-controlling interest in Intermodal Finance I, Ltd. (“Intermodal”). Intermodal is governed by a board of directors, and its shareholders have voting rights through their equity interests. As such, Intermodal is not within the scope of ASC 810-20 and should be evaluated for consolidation under the voting interest model. Due to the existence of substantive participating rights of the 49% equity investor, including the joint approval of material operating and capital decisions, such as material contracts and capital expenditures consistent with ASC 810-10-25-11, we do not have unilateral rights over this investment and, therefore, we do not consolidate Intermodal but account for this investment in accordance with the equity method. We do not have a variable interest in this investment as none of the criteria of ASC 810-10-15-14 were met.
As of December 31, 2020, Intermodal owns a portfolio of approximately 1,400 shipping containers subject to multiple operating leases.
GM-FTAI Holdco LLC
In September 2021, we acquired 1% of the Class A shares and 50% of the Class B shares of GM-FTAI Holdco LLC for $52.5 million. GM-FTAI Holdco LLC owns 100% interest in Gladieux Metals Recycling (“GMR”) and Aleon Renewable Metals LLC (“Aleon”). GMR specializes in recycling spent catalyst produced in the petroleum refining industry.
Aleon plans to develop a lithium-ion battery recycling business across the United States. Each planned location will collect, discharge and disassemble lithium-ion batteries to extract various metals in high-purity form for resale into the lithium-ion battery production market. Aleon and GMR are governed by separate boards of directors. Our ownership of Class A and B shares in GM-FTAI Holdco LLC provides us with 1% and 50% in economic interest in GMR and Aleon, respectively. We account for our investment in GM-FTAI Holdco LLC as an equity method investment as we have significant influence through our ownership of Class A and Class B shares of GM-FTAI Holdco LLC.
Equity Investments
FYX Trust Holdco LLC
In July 2020, we invested $1.3 million for a 14% interest in an operating company that provides roadside assistance services for the intermodal and over-the-road trucking industries. FYX Trust Holdco LLC (“FYX”) has developed a mobile and web-based application that connects fleet managers, owner-operators, and drivers with repair vendors to efficiently and reliably quote, dispatch, monitor, and bill roadside repair services.
The tables below present summarized financial information for our equity method investments:
	September 30, 2021 (Unaudited)	December 31,
Balance Sheet		2020	2019
Assets
Current assets
Cash and cash equivalents	$7,645	$3,059	$1,992
Restricted cash	32,740	27,000	30,917
Accounts receivable, net	29,048	5,803	12,219

FTAI INFRASTRUCTURE
NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in tables in thousands, unless otherwise noted)(continued)
	September 30, 2021 (Unaudited)	December 31,
Balance Sheet		2020	2019
Other current assets	4,854	6,117	991
Total current assets	74,287	41,979	46,119
Leasing equipment, net	494	1,078	2,546
Property, plant, and equipment, net	751,379	612,699	390,416
Intangible assets, net	5,035	5,320	38,138
Goodwill	89,390	89,390	89,294
Other assets	4,115	2,557	3,074
Total assets	$924,700	$753,023	$569,587

Liabilities
Current Liabilities
Accounts payable and accrued liabilities	$23,135	$25,473	$33,123
Other current liabilities	43,993	252	82
Total current liabilities	67,128	25,725	33,205
Debt, net	618,063	456,448	186,953
Other liabilities	178,811	36,448	448
Total liabilities	864,002	518,621	220,606

Equity
Shareholders’ equity	90,321	241,210	351,880
Accumulated deficit	(29,623)	(6,808)	(2,899)
Total equity	60,698	234,402	348,981
Total liabilities and equity	$924,700	$753,023	$569,587
	Nine-Months ended September 30, 2021 (Unaudited)	Year Ended December 31,
Income Statement		2020	2019
Revenue	$38,425	$25,079	$8,887
Total revenue	38,425	25,079	8,887
Expenses
Operating expenses	16,767	16,987	7,669
General and administrative	104	125	556
Management fees and incentive allocation to affiliate	54	91	142
Depreciation and amortization	13,327	11,004	2,351
Interest expense	1,649	2,267	285
Total expenses	31,901	30,474	11,003
Other (expense) income	(25,059)	(1,585)	734
Loss before income taxes	(18,535)	(6,980)	(1,382)
Provision for income taxes	—	—	—
Net loss	$(18,535)	$(6,980)	$(1,382)

FTAI INFRASTRUCTURE
NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in tables in thousands, unless otherwise noted)(continued)
7. INTANGIBLE ASSETS AND LIABILITIES, NET
Our intangible assets and liabilities, net are summarized as follows:
	September 30, 2021 (Unaudited)
	Jefferson Terminal	Transtar	Total
Intangible assets
Acquired favorable lease intangibles	$—	$1,500	$1,500
Less: Accumulated amortization	—	(63)	(63)
Acquired favorable lease intangibles, net	—	1,437	1,437

Customer relationships	$35,513	$61,000	$96,513
Less: Accumulated amortization	(25,150)	(722)	(25,872)
Acquired customer relationships, net	10,363	60,278	70,641

Total intangible assets, net	$10,363	$61,715	$72,078

Intangible liabilities
Acquired unfavorable lease intangibles	$—	$100	$100
Less: Accumulated amortization	—	(2)	(2)
Acquired unfavorable lease intangibles, net	$—	$98	$98
	December 31, 2020
	Jefferson Terminal	Transtar	Total
Customer relationships	$35,513	$—	$35,513
Less: Accumulated amortization	(22,485)	—	(22,485)
Total intangible assets, net	$13,028	$—	$13,028
	December 31, 2019
	Jefferson Terminal	Transtar	Total
Customer relationships	$35,513	$—	$35,513
Less: Accumulated amortization	(18,931)	—	(18,931)
Total intangible assets, net	$16,582	$—	$16,582
Intangible liabilities relate to unfavorable lease intangibles and are included as a component of Other liabilities in the accompanying Combined Consolidated Balance Sheets.
Amortization of intangible assets and liabilities is recorded as follows:
	Classification in Combined Consolidated Statements of Operations	Nine-Months Ended September 30, 2021 (Unaudited)	Year Ended December 31,
			2020	2019
Lease intangibles	Depreciation and amortization	$61	$—	$—
Customer Relationships	Depreciation and amortization	3,387	3,553	3,553
Total		$3,448	$3,553	$3,553

FTAI INFRASTRUCTURE
NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in tables in thousands, unless otherwise noted)(continued)
Estimated net annual amortization of intangibles is as follows:
	September 30, 2021 (unaudited)	December 31, 2020
Remainder of 2021 and 2021, respectively	$1,990	$3,551
2022	7,960	3,551
2023	7,949	3,551
2024	6,695	2,375
2025	4,322	—
Thereafter	43,064	—
Total	$71,980	$13,028
8. DEBT, NET
Our debt, net is summarized as follows:
	September 30, 2021 (Unaudited)			December 31, 2020	December 31, 2019
	Outstanding Borrowings	Stated Interest Rate	Maturity Date	Outstanding Borrowings	Outstanding Borrowings
Loans payable
Jefferson Revolver(1)	$—	N/A	N/A	$—	$50,000
DRP Revolver(2)	25,000	(i) Base Rate + 1.50%; or (ii) Base Rate + 2.50% (Eurodollar)	11/5/21	25,000	25,000
EB-5 Loan Agreement	26,100	5.75%	1/5/26	—	—
Total loans payable	51,100			25,000	75,000
Bonds payable
Series 2012 Bonds(3)	—	N/A	N/A	—	41,059
Series 2016 Bonds	—	N/A	N/A	—	144,200
Series 2020 Bonds	263,980	(i) Tax Exempt Series 2020A Bonds: 3.625% (ii) Tax Exempt Series 2020A Bonds: 4.00% (iii) Taxable Series 2020B Bonds: 6.00%	(i) 1/1/35 (ii) 1/1/50 (iii) 1/1/25	263,980	—
Series 2021 Bonds	425,000	(i) Series 2021A Bonds: 1.875% to 3.000% (ii) Series 2021B Bonds: 4.100%	(i) 1/1/26 to 1/1/50 (ii) 1/1/28	—	—
Total bonds payable	688,980			263,980	185,259
Debt	740,080			288,980	260,259
Less: Debt issuance costs	(22,110)			(10,507)	(2,182)
Total debt, net	$717,970			$278,473	$258,077
Total debt due within one year	$25,000			$25,000	$146,010
(1)	Requires a quarterly commitment fee at a rate of 0.50% on the average daily unused portion, as well as customary letter of credit fees and agency fees.
(2)	Requires a quarterly commitment fee at a rate of 0.875% on the average daily unused portion, as well as customary letter of credit fees and agency fees.
(3)	Includes unamortized premium of $1,509 as of December 31, 2019.
Jefferson Revolving Credit Facility—On March 7, 2018, our subsidiary entered into a revolving credit facility (the “Jefferson Revolver”) that provides for revolving loans in the aggregate principal amount of $50.0 million. The

FTAI INFRASTRUCTURE
NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in tables in thousands, unless otherwise noted)(continued)
Jefferson Revolver is secured by the capital stock of certain of the Parent’s direct subsidiaries as defined in the related credit agreement. Any amount borrowed may be voluntarily prepaid without penalty or premium, other than customary breakage costs related to prepayments of Eurodollar Rate borrowings.
On December 20, 2018, our subsidiary entered into an amendment to the Jefferson Revolver which temporarily increased the aggregate revolving commitments by $25.0 million to $75.0 million. In July 2019, we repaid $23.0 million, and the aggregate revolving commitment reverted back to $50.0 million on August 1, 2019.
In the event of a credit agreement default by our subsidiary, including bankruptcy or insolvency, financial covenant default, or the failure to make a capital call under the relevant agreement, the Parent had agreed to contribute capital to satisfy up to 120% of the aggregate outstanding obligations. On February 11, 2020, the Parent used a portion of the proceeds from the Series 2020 Bonds noted below to defease the Jefferson Revolver.
Series 2012 Bonds—On August 1, 2012, Jefferson County Development Corporation issued $46,875 of tax-exempt industrial bonds (“Series 2012 Bonds”), to specifically fund construction and operation of an intermodal transfer facility for crude oil and refined petroleum products. The proceeds of this issuance were loaned to Jefferson Terminal, to be held in trust, as restricted cash, to ensure adherence to the restrictions of use of the funds. Use of the proceeds required approval from a trustee prior to release of funds. Such restricted cash could only be released to us after payment of applicable reserves, including a six-month interest reserve, and expenses, as determined by the trustee. The Series 2012 Bonds had a stated maturity of July 1, 2032, bore interest at 8.25%, and required scheduled principal payments. The principal of the Series 2012 Bonds was payable annually at varying amounts.
In connection with the acquisition of Jefferson Terminal, the Series 2012 Bonds were recorded at a fair value of $48,554, which represented a premium of $1,823 as compared to their face value at the date of acquisition; such premium was being amortized using the effective interest method over the remaining contractual term of the Series 2012 Bonds.
The Series 2012 Bond agreement contained a financial covenant requiring a subsidiary of the Parent to maintain a long-term debt service coverage ratio, as defined in the agreement, of 1.25 to 1, in each fiscal year, beginning on December 31, 2014. On February 11, 2020, the Parent used a portion of the proceeds from the Series 2020 Bonds noted below to defease the Series 2012 Bonds.
Series 2016 Bonds—On March 7, 2016, the Port of Beaumont Navigation District of Jefferson County, Texas (the “District”) issued $144,200 of Dock and Wharf Facility Revenue Bonds, Series 2016 (Jefferson Energy Companies Project) (the “Series 2016 Bonds”). Proceeds from the issuance of the Series 2016 Bonds were used, in part, to reimburse Jefferson Railport Terminal II, LLC (“Jefferson Railport II”) for certain costs related to the development, construction and acquisition of certain facilities for the transport, loading, unloading, and storage of petroleum products (the “Facilities”) on behalf of the District, and settle the Jefferson Terminal Credit Agreement. Construction of the Facilities occurred on property leased by the District to Jefferson Railport II pursuant to a First Amended and Restated Ground Lease between Jefferson Railport II, as lessee, and the District, as lessor. All such Facilities were leased by the District to Jefferson Railport II pursuant to the Lease and Development Agreement between the District and Jefferson Railport II.
The transaction described above did not qualify for sale-leaseback accounting due to the continuing involvement of the Parent resulting from the mandatory tender feature and, as a result, the leases were classified as a financing transaction in the Parent’s consolidated financial statements. Under the financing method, the assets constructed remained on the consolidated balance sheet and the net proceeds received by the Parent were recorded as financial debt. Payments under these leases were recorded as interest expense and reduction of principal in accordance with the terms of the bond agreement with annual interest payments and a principal repayment at February 13, 2020.
The Series 2016 Bonds bore interest at an initial rate of 7.25% and required scheduled interest payments. The Series 2016 Bonds had a stated maturity of February 1, 2036 but were subject to mandatory tender for purchase at par on February 13, 2020 if they have not been repurchased from proceeds of a remarketing of the Series 2016 Bonds or redeemed prior to such date. On February 11, 2020, the Parent used a portion of the proceeds from the Series 2020 Bonds noted below to defease the Series 2016 Bonds.

FTAI INFRASTRUCTURE
NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in tables in thousands, unless otherwise noted)(continued)
DRP Revolver—On November 5, 2018, our subsidiary entered into a revolving credit facility (the “DRP Revolver”) that provides for revolving loans in the aggregate amount of $25.0 million. The DRP Revolver is secured by the capital stock of certain of the Parent’s direct subsidiaries as defined in the related credit agreement.
In the event of a credit agreement default by our subsidiary, including bankruptcy or insolvency, financial covenant default, or the failure to make a capital call under the relevant agreement, the Parent has agreed to contribute capital to satisfy up to 120% of the aggregate outstanding obligations.
EB-5 Loan Agreement—On January 25, 2021, Jefferson entered into a non-recourse loan agreement under the U.S. Citizenship and Immigration Services EB-5 Program (“EB-5 Loan Agreement”) to pay for the development, construction and acquisition of certain facilities at Jefferson Terminal. The maximum aggregate principal amount available under the EB-5 Loan Agreement is $61.2 million, of which $26.1 million is available under the first tranche and $35.1 million is available under the second tranche. The loans mature in 5 years from the funding of each individual tranche with an option to extend the maturity for both tranches by two one-year periods. If the option to extend the maturity is exercised, the interest rate will increase to 6.25% from 5.75% for the extension period.
Series 2020 Bonds—On February 11, 2020, Jefferson issued Series 2020 Bonds in an aggregate principal amount of $264.0 million (“Jefferson Refinancing”). The Series 2020 Bonds are designated as $184.9 million of Series 2020A Dock and Wharf Facility Revenue Bonds (the “Tax Exempt Series 2020A Bonds”), and $79.1 million of Series 2020B Taxable Facility Revenue Bonds (the “Taxable Series 2020B Bonds”).
The Tax Exempt Series 2020A Bonds maturing on January 1, 2035 ($53.5 million aggregate principal amount) bear interest at a fixed rate of 3.625%.
The Tax Exempt Series 2020A Bonds maturing on January 1, 2050 ($131.4 million aggregate principal amount) bear interest at a fixed rate of 4.00%.
The Taxable Series 2020B Bonds will mature on January 1, 2025 and bear interest at a fixed rate of 6.00%.
Jefferson used a portion of the net proceeds from this offering to refund, redeem and defease the Series 2012 Bonds, Series 2016 Bonds and Jefferson Revolver, and used a portion of the net proceeds to pay for or reimburse the cost of development, construction and acquisition of certain facilities, to fund certain reserve and funded interest accounts related to the Series 2020 Bonds, and to pay for or reimburse certain costs of issuance of the Series 2020 Bonds.
Jefferson recognized a loss on extinguishment of debt of $4.7 million as a result of this transaction.
Series 2021 Bonds—On August 18, 2021, Jefferson issued $425.0 million aggregate principal amount of Series 2021 Bonds, which are designated as $225.0 million of Series 2021A Dock and Wharf Facility Revenue Bonds (the “Series 2021A Bonds”) and $200.0 million of Series 2021B Taxable Facility Revenue Bonds (the “Taxable Series 2021B Bonds”).
The Series 2021A Bonds consist of:
i)	$39.1 million aggregate principal amount of Serial Bonds maturing between January 1, 2026 and January 1, 2031, and bearing interest at specified fixed rates ranging from 1.875% to 2.625% per annum,
ii)	$38.2 million aggregate principal amount of Term Bonds maturing January 1, 2036, and bearing interest at a fixed rate of 2.750% per annum,
iii)	$44.9 million aggregate principal amount of Term Bonds maturing January 1, 2041, and bearing interest at a fixed rate of 2.875% per annum, and
iv)	$102.8 million aggregate principal amount of Term Bonds maturing January 1, 2050, and bearing interest at a fixed rate of 3.00% per annum.
The Taxable Series 2021B Bonds will mature on January 1, 2028, and bear interest at a fixed rate of 4.100% per annum.

FTAI INFRASTRUCTURE
NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in tables in thousands, unless otherwise noted)(continued)
Jefferson used a portion of the net proceeds from the Series 2021 Bonds to repay certain indebtedness, and intend to use a portion of the net proceeds to pay for or reimburse the cost of development, construction and acquisition of certain facilities.
We were in compliance with all debt covenants as of September 30, 2021 (unaudited), December 31, 2020 and 2019.
As of December 31, 2020, scheduled principal repayments under our debt agreements for the next five years and thereafter are summarized as follows:
	2021	2022	2023	2024	2025	Thereafter	Total
DRP Revolver	$25,000	$—	$—	$—	$—	$—	$25,000
Series 2020 Bonds	—	—	—	—	79,060	184,920	263,980
Total principal payments on loans and bonds payable	$25,000	$—	$—	$—	$79,060	$184,920	$288,980
9. FAIR VALUE MEASUREMENTS
Fair value measurements and disclosures require the use of valuation techniques to measure fair value that maximize the use of observable inputs and minimize use of unobservable inputs. These inputs are prioritized as follows:
•	Level 1: Observable inputs such as quoted prices in active markets for identical assets or liabilities.
•
Level 2: Inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities or market corroborated inputs.

•	Level 3: Unobservable inputs for which there is little or no market data and which require us to develop our own assumptions about how market participants price the asset or liability.
The valuation techniques that may be used to measure fair value are as follows:
•	Market approach—Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
•	Income approach—Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts.
•	Cost approach—Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).
The following tables set forth our financial assets measured at fair value on a recurring basis by level within the fair value hierarchy. Assets measured at fair value are classified in their entirety based on the lowest level of input that is significant to their fair value measurement.
	Fair Value as of September 30, 2021 (Unaudited)	Fair Value Measurements Using Fair Value Hierarchy as of September 30, 2021 (Unaudited)
	Total	Level 1	Level 2	Level 3	Valuation Technique
Assets
Cash and cash equivalents	$55,244	$55,244	$—	$—	Market
Restricted cash	283,398	283,398	—	—	Market
Derivative assets	1,979	—	1,979	—	Income
Total assets	$340,621	$338,642	$1,979	$—

FTAI INFRASTRUCTURE
NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in tables in thousands, unless otherwise noted)(continued)
	Fair Value as of December 31, 2020	Fair Value Measurements Using Fair Value Hierarchy as of December 31, 2020
	Total	Level 1	Level 2	Level 3	Valuation Technique
Assets
Cash and cash equivalents	$15,706	$15,706	$—	$—	Market
Restricted cash	39,715	39,715	—	—	Market
Total assets	$55,421	$55,421	$—	$—
	Fair Value as of December 31, 2019	Fair Value Measurements Using Fair Value Hierarchy as of December 31, 2019
	Total	Level 1	Level 2	Level 3	Valuation Technique
Assets
Cash and cash equivalents	$6,522	$6,522	$—	$—	Market
Restricted cash	10,347	10,347	—	—	Market
Derivative assets	181	—	—	181	Income
Total assets	$17,050	$16,869	$—	$181
Our cash and cash equivalents and restricted cash consist largely of demand deposit accounts with maturities of 90 days or less when purchased that are considered to be highly liquid. These instruments are valued using inputs observable in active markets for identical instruments and are therefore classified as Level 1 within the fair value hierarchy.
The fair value as of December 31, 2019 of our commodity derivative assets classified as Level 3 measurements are estimated by applying the income approach, which is based on discounted projected future cash flows, and include an extrapolation and an estimated differential factor for varying quality of commodity and the discount rate. The fair value as of September 30, 2021 of our commodity derivative assets classified as Level 2 measurements are estimated by applying the income and market approaches, based on quotes of observable market transactions, and adjusted for estimated differential factors based on quality and delivery locations.
Except as discussed below, our financial instruments other than cash and cash equivalents, restricted cash consist principally of accounts receivable, accounts payable and accrued liabilities, loans payable, and bonds payable, whose fair value approximates their carrying value based on an evaluation of pricing data, vendor quotes, and historical trading activity or due to their short maturity profiles.
The fair value of our bonds payable reported as debt, net in the Combined Consolidated Balance Sheets are presented in the table below:
	September 30, 2021 (Unaudited)	December 31,
		2020	2019
Series 2012 Bonds	$—	$—	$41,450
Series 2016 Bonds	—	—	145,143
Series 2020 A Bonds(1)	191,362	186,306	—
Series 2020 B Bonds(1)	81,768	79,723	—
Series 2021 A Bonds(1)	219,071	—	—
Series 2021 B Bonds(1)	196,042	—	—
(1)	Fair value is based upon market prices for similar municipal securities.
The fair value of all other items reported as debt, net in the Combined Consolidated Balance Sheet approximate their carrying values due to their bearing market rates of interest and are classified as Level 2 within the fair value hierarchy.

FTAI INFRASTRUCTURE
NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in tables in thousands, unless otherwise noted)(continued)
We measure the fair value of certain assets and liabilities on a non-recurring basis when U.S. GAAP requires the application of fair value, including events or changes in circumstances that indicate that the carrying amounts of assets may not be recoverable. Assets subject to these measurements include goodwill, intangible assets, property, plant and equipment and leasing equipment. We record such assets at fair value when it is determined the carrying value may not be recoverable. Fair value measurements for assets subject to impairment tests are based on an income approach which uses Level 3 inputs, which include our assumptions as to future cash flows from operation of the underlying businesses.
10. DERIVATIVE FINANCIAL INSTRUMENTS
Commodity Derivatives
Crude Oil
Depending on market conditions, we sourced crude oil from producers in Canada, arranging logistics to Jefferson Terminal and marketing crude oil to third parties. We exited this strategy in the fourth quarter of 2019. These crude oil forward purchase and sales contracts are not designated in hedging relationships.
Butane
Depending on market conditions, Repauno enters into forward purchase and sales contracts for butane. These derivatives are short-term in nature and are used for trading purposes and classified as Level 2 derivatives.
The following table presents information related to our butane derivative contracts:
	September 30, 2021 (Unaudited)	December 31, 2020	December 31, 2019
Notional Amount (BBL in thousands)	493	N/A	N/A
Fair Value of Assets(1)	$1,979	$—	$—
Term	1 to 6 months	N/A	N/A
(1)	Included in Other current assets in the Combined Consolidated Balance Sheets.
The following table presents a summary of the changes in fair value for all Level 3 derivatives:
	Nine-Months Ended September 30, 2021 (Unaudited)	Year Ended December 31,
		2020	2019
Beginning Balance	$—	$181	$6,545
Net losses recognized in earnings	—	(181)	(6,364)
Purchases	—	—	314
Sales	—	—	(674)
Settlements	—	—	360
Ending Balance	$—	$—	$181
There were no transfers into or out of Level 3 during the periods presented.
11. REVENUES
We disaggregate our revenue from contracts with customers by products and services provided for each of our segments, as we believe it best depicts the nature, amount, timing and uncertainty of our revenue. Revenues are within the scope of ASC 606, unless otherwise noted. We have elected to exclude sales and other similar taxes from revenues.

FTAI INFRASTRUCTURE
NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in tables in thousands, unless otherwise noted)(continued)
	Nine-Months Ended September 30, 2021 (Unaudited)
	Jefferson Terminal	Ports and Terminals	Transtar	Corporate and Other	Total
Lease income	$1,295	$—	$358	$—	$1,653
Rail revenues	—	—	24,182	—	24,182
Terminal services revenues	32,853	157	—	—	33,010
Crude marketing revenues	—	—	—	—	—
Other revenue	—	9,825	—	4,004	13,829
Total revenues	$34,148	$9,982	$24,540	$4,004	$72,674
	Year Ended December 31, 2020
	Jefferson Terminal	Ports and Terminals	Transtar	Corporate and Other	Total
Lease income	$1,186	$—	$—	$—	$1,186
Rail revenues	—	—	—	—	—
Terminal services revenues	50,887	—	—	—	50,887
Crude marketing revenues	8,210	—	—	—	8,210
Other revenue	—	3,855	—	4,424	8,279
Total revenues	$60,283	$3,855	$—	$4,424	$68,562
	Year Ended December 31, 2019
	Jefferson Terminal	Ports and Terminals	Transtar	Corporate and Other	Total
Lease income	$2,306	$1,056	$—	$—	$3,362
Rail revenues	—	—	—	—	—
Terminal services revenues	35,908	7,057	—	—	42,965
Crude marketing revenues	166,134	—	—	—	166,134
Other revenue	—	14,074	—	2,917	16,991
Total revenues	$204,348	$22,187	$—	$2,917	$229,452
Presented below are the contracted minimum future annual revenues to be received under existing operating leases across several market sectors:
	September 30, 2021 (Unaudited)	December 31, 2020
2021	$222	$1,457
2022	—	—
2023	—	—
2024	—	—
2025	—	—
Thereafter	—	—
Total	$222	$1,457

FTAI INFRASTRUCTURE
NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in tables in thousands, unless otherwise noted)(continued)
12. LEASES
We have commitments as lessees under lease agreements primarily for real estate, equipment and vehicles. Our leases have remaining lease terms ranging from approximately 2 months to 41 years. We have no finance leases.
The following table presents lease related costs:
	Year Ended December 31,
	2020	2019
Operating lease expense	$4,587	$5,846
Short-term lease expense	315	3,088
Variable lease expense	1,379	3,263
Sublease income	—	(1,032)
Total Lease expense	$6,281	$11,165
The following table presents information related to our operating leases:
	December 31, 2020	December 31, 2019
Right-of-use assets, net	$60,561	$35,356
Lease liabilities	$60,903	$35,778

Weighted average remaining lease term	40.7 years	43.1 years
Weighted average incremental borrowing rate	6.2%	7.4%

Cash paid for amounts included in the measurement of operating lease liabilities	$4,591	$4,855
The following table presents future minimum lease payments under non-cancellable operating leases:
December 31, 2020
2021	$4,546
2022	4,414
2023	4,361
2024	4,124
2025	3,988
Thereafter	145,547
Total undiscounted lease payments	166,980
Less: Imputed interest	106,077
Total lease liabilities	$60,903
In July 2021, in connection with our acquisition of Transtar, we assumed ROU assets of approximately $10.8 million (unaudited) with a weighted average remaining term of 5.5 years (unaudited).
During the year ended December 31, 2020, we amended a lease agreement for real estate in connection with the Jefferson Refinancing. The amended lease had a ROU asset value of $59.8 million and a lease term of approximately 43 years at commencement.

FTAI INFRASTRUCTURE
NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in tables in thousands, unless otherwise noted)(continued)
13. EQUITY-BASED COMPENSATION
Some of our subsidiaries provide an equity-based incentive plan for eligible employees. The following table presents our stock-based compensation expense recognized in the Combined Consolidated Statement of Operations:
	Nine-Months Ended September 30, 2021	Year Ended December 31,		Remaining Expense To Be Recognized, If All Vesting Conditions Are Met as of September 30, 2021 (Unaudited)
	(Unaudited)	2020	2019
Restricted shares	$2,664	$1,676	$1,054	$4,712
Common units	617	649	455	1,230
Total	$3,281	$2,325	$1,509	$5,942
Restricted Shares
We issued restricted shares of our subsidiary to certain employees during the nine-months ended September 30, 2021 (unaudited), years ended December 31, 2020 and 2019, that had grant date fair values of $5.3 million, $4.0 million and $1.5 million, respectively, and generally vest over three years. These awards are subject to continued employment, and the compensation expense is recognized ratably over the vesting periods. The fair value of these awards was based on the fair value of the operating subsidiary on each grant date, which was estimated using a discounted cash flow analysis that requires the application of discount factors and terminal multiples to projected cash flows. Discount factors and terminal multiples were based on market-based inputs and transactions, as available at the measurement date.
Common Units
We issued 1,052,632, 1,883,772, and 1,110,000 common units of our subsidiary to certain employees during the nine-months ended September 30, 2021 (unaudited), years ended December 31, 2020 and 2019, respectively, that had grant date fair values of $1.2 million, $2.1 million, and $3.4 million, respectively, and vest over three years. These awards are subject to continued employment and compensation expense is recognized ratably over the vesting periods. The fair value was based on the fair value of the operating subsidiary on the grant date, which is estimated using a discounted cash flow analysis that requires the application of discount factors and terminal multiples to projected cash flows. Discount factors and terminal multiples were based on market-based inputs and transactions, as available at the measurement date.
14. RETIREMENT BENEFIT PLANS (UNAUDITED)
In connection with the acquisition of Transtar (see Note 3), we established a defined benefit pension plan as well as a postretirement benefit plan to assume certain retirement benefit obligations related to eligible Transtar employees.
Defined Benefit Pensions
Our pension plan covers certain eligible Transtar employees. These plans are noncontributory. Pension benefits earned are generally based on years of service and compensation during active employment.
Postretirement Benefits
Our unfunded postretirement plan provides healthcare and life insurance benefits for eligible retirees and dependents of Transtar. Depending on retirement date and employee classification, certain healthcare plans contain contribution and cost-sharing features such as deductibles and co-insurance. The remaining healthcare and life insurance plans are non-contributory.
The following table summarizes our retirement plan costs for the nine-months ended September 30, 2021 (unaudited) and estimated benefit obligation as of September 30, 2021 (unaudited). Service costs and interest costs are recorded in Operating expenses and Other (expense) income, respectively, in the Combined Consolidated Statements of Operations.

FTAI INFRASTRUCTURE
NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in tables in thousands, unless otherwise noted)(continued)
	Pension Benefits	Postretirement Benefits
Benefit obligation as of January 1, 2021	$—	$—
Transtar acquisition	9,055	28,487
Service costs	392	431
Interest costs	45	139
Actuarial losses (gains)	—	—
Benefit paid	—	—
Benefit obligation as of September 30, 2021 (unaudited)	$9,492	$29,057
The pension and postretirement benefits are unfunded and recorded in Other liabilities on the Combined Consolidated Balance Sheets. No amounts are deferred in accumulated other comprehensive income.
Weighted-average assumptions used to determine the estimated benefit obligation and period costs are as follows:
	Pension Benefits	Postretirement Benefits
Weighted-average assumptions used to determine pension benefit obligation as of September 30, 2021 (unaudited):
Discount rate	2.88%	N/A
Rate of compensation increase	3.50%	N/A

Weighted-average assumptions used to determine net periodic pension and postretirement costs for the nine-month ended September 30, 2021 (unaudited):
Discount rate	2.88%	2.86%
Expected long-term return on plan assets	N/A	N/A
Rate of compensation increases	3.50%	N/A
Average future working lifetime (years)	10.93	11.43
Initial healthcare cost trend rate	N/A	6.00%
Ultimate healthcare cost trend rate	N/A	3.80%
Year ultimate healthcare cost trend rate is reached	N/A	2075
The following benefit payments, which reflect expected future service and compensation increases, as appropriate, are expected to be made from the Transtar defined benefit plans (unaudited):
	Pension Benefits	Postretirement Benefits
2022	$12	$144
2023	106	214
2024	193	321
2025	351	454
2026	435	556
Years 2027 – 2031	$4,435	$4,190

FTAI INFRASTRUCTURE
NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in tables in thousands, unless otherwise noted)(continued)
15. INCOME TAXES
The current and deferred components of the income tax (benefit) provision included in the Combined Consolidated Statements of Operations are as follows:
	Year Ended December 31,
	2020	2019
Current:
Federal	$4	$(9)
State and local	329	243
Foreign	(41)	54
Total current provision	292	288
Deferred:
Federal	(2,272)	14,097
State and local	—	(1)
Foreign	(4)	—
Total deferred (benefit) provision	(2,276)	14,096
Total	$(1,984)	$14,384
Prior to the spin-off, we were taxed as a flow-through entity for U.S. income tax purposes and our taxable income or loss generated was the responsibility of our owners, except as related to certain wholly owned corporate subsidiaries of the infrastructure business. Taxable income or loss generated by our corporate subsidiaries is subject to U.S. federal, state and foreign corporate income tax in locations where they conduct business.
The difference between our reported total provision for income taxes and the U.S. federal statutory rate of 21% is as follows:
	Year Ended December 31,
	2020	2019
U.S. federal tax at statutory rate	21.00%	21.00%
Income not subject to tax at statutory rate	4.15%	(212.63)%
State and local taxes	(0.45)%	7.44%
Foreign taxes	0.06%	1.67%

Other	0.06%	10.99%
Change in valuation allowance	(22.13)%	614.62%
Provision for income taxes	2.69%	443.09%

FTAI INFRASTRUCTURE
NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in tables in thousands, unless otherwise noted)(continued)
Significant components of our deferred tax assets and liabilities are as follows:
	December 31,
	2020	2019
Deferred tax assets:
Net operating loss carryforwards	$85,174	$69,987
Accrued expenses	469	1,252
Interest expense	25,488	24,706
Operating lease liabilities	10,119	6,104
Other	2,619	1,735
Total deferred tax assets	123,869	103,784
Less valuation allowance	(94,139)	(81,313)
Net deferred tax assets	29,730	22,471
Deferred tax liabilities:
Investment in partnerships	(14,982)	(23,058)
Fixed assets and goodwill	(9,550)	(7,599)
Operating lease right-of-use assets	(10,062)	(6,032)
Net deferred tax liabilities	$(4,864)	$(14,218)
The net operating losses include the tax benefits from expense allocations from the Parent to certain taxable subsidiaries within the Company, for all periods presented. These tax benefits are not compensated by the Parent and will not be included in the Company's net operating losses after Separation.
Current and deferred tax assets and liabilities are reported net in Other current assets/Other assets or Other current liabilities/Other liabilities in the Combined Consolidated Balance Sheets. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible. We have analyzed our deferred tax assets and have determined, based on the weight of available evidence, that it is more likely than not that a significant portion will not be realized. Accordingly, valuation allowances have been recognized as of December 31, 2020 and 2019 of $94.1 million and $81.3 million, respectively, related to certain deductible temporary differences and net operating loss carryforwards.
A summary of the changes in the valuation allowance is as follows:
	December 31,
	2020	2019
Valuation allowance at beginning of period	$81,313	$60,745
Change due to current year losses	12,826	23,300
Change due to current year releases	—	(2,732)
Valuation allowance at end of period	$94,139	$81,313
As of December 31, 2020, certain of our corporate subsidiaries had U.S. federal net operating loss carryforwards of approximately $393.6 million that are available to offset future taxable income. If not utilized, $166.1 million of these carryforwards will begin to expire in the year 2034, with $227.5 million of these carryforwards having no expiration date. The utilization of the net operating loss carryforwards to reduce future income taxes will depend on the relevant corporate subsidiary's ability to generate sufficient taxable income prior to the expiration of the carryforward period, if any. In addition, the maximum annual use of net operating loss carryforwards may be limited after certain changes in stock ownership.
As of and for the period ended December 31, 2020, we had not established a liability for uncertain tax positions as no such positions existed. In general, our tax returns and the tax returns of our corporate subsidiaries are subject to

FTAI INFRASTRUCTURE
NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in tables in thousands, unless otherwise noted)(continued)
U.S. federal, state, local and foreign income tax examinations by tax authorities. Generally, we are not subject to examination by taxing authorities for tax years prior to 2017. We do not believe that it is reasonably possible that the total amount of unrecognized tax benefits will significantly change within 12 months of the reporting date.
16. MANAGEMENT AGREEMENT AND AFFILIATE TRANSACTIONS
The Parent, and FTAI Infrastructure as a part of the Parent, are externally managed by the Manager. The Manager is paid annual fees in exchange for advising us on various aspects of our business, formulating our investment strategies, arranging for the acquisition and disposition of assets, arranging for financing, monitoring performance, and managing our day-to-day operations, inclusive of all costs incidental thereto. In addition, the Manager may be reimbursed for various expenses incurred by the Manager on our behalf, including the costs of legal, accounting and other administrative activities. In May 2015, in connection with the Parent’s initial public offering (“IPO”), the Parent and the Manager entered into the Management Agreement. Additionally, the Parent has entered into certain incentive allocation arrangements with Fortress Worldwide Transportation and Infrastructure Master GP LLC (the “Master GP”).
The Manager is entitled to a management fee, incentive allocations (comprised of Income Incentive Allocation and Capital Gains Incentive Allocation described below) and reimbursement of certain expenses. The management fee is determined by taking the average value of total equity (excluding non-controlling interests) of the Parent determined on a consolidated basis in accordance with U.S. GAAP at the end of the two most recently completed months multiplied by an annual rate of 1.50%, and is payable monthly in arrears in cash.
The income incentive allocation is calculated and distributable quarterly in arrears based on the pre-incentive allocation net income for the immediately preceding calendar quarter (the “Income Incentive Allocation”). For this purpose, pre-incentive allocation net income means, with respect to a calendar quarter, net income attributable to shareholders during such quarter calculated in accordance with U.S. GAAP excluding the Parent’s pro rata share of (1) realized or unrealized gains and losses, and (2) certain non-cash or one-time items, and (3) any other adjustments as may be approved by the independent directors. Pre-incentive allocation net income does not include any Income Incentive Allocation or Capital Gains Incentive Allocation (described below) paid to the Master GP during the relevant quarter.
The Master GP is entitled to an Income Incentive Allocation with respect to its pre-incentive allocation net income in each calendar quarter as follows: (1) no Income Incentive Allocation in any calendar quarter in which pre-incentive allocation net income, expressed as a rate of return on the average value of the Parent’s net equity capital (excluding non-controlling interests) at the end of the two most recently completed calendar quarters, does not exceed 2% for such quarter (8% annualized); (2) 100% of pre-incentive allocation net income of the Parent with respect to that portion of such pre-incentive allocation net income, if any, that is equal to or exceeds 2% but does not exceed 2.2223% for such quarter; and (3) 10% of the amount of pre-incentive allocation net income of the Parent, if any, that exceeds 2.2223% for such quarter. These calculations will be prorated for any period of less than three months.
Capital Gains Incentive Allocation is calculated and distributable in arrears as of the end of each calendar year and is equal to 10% of the Parent’s pro rata share of cumulative realized gains from the date of the Parent’s IPO through the end of the applicable calendar year, net of the Parent’s pro rata share of cumulative realized or unrealized losses, the cumulative non-cash portion of equity-based compensation expenses and all realized gains upon which prior performance-based Capital Gains Incentive Allocation payments were made to the Master GP.
A portion of the management fee, income incentive allocation, and capital gains incentive allocation that are attributable to the operations of FTAI Infrastructure is recorded in the Management fees and incentive allocation to affiliate on the Combined Consolidated Statement of Operations. These amounts are allocated on the following basis:
Management fee—Management fee is allocated to FTAI Infrastructure by applying the calculation methodology described above to the equity of FTAI Infrastructure included in these combined consolidated financial statements.
Income Incentive Allocation and Capital Gains Incentive Allocation—The Income Incentive Allocation and Capital Gains Incentive Allocation are allocated to FTAI Infrastructure by applying the allocation calculation methodology described above to FTAI Infrastructure’s financial results in each respective period.

FTAI INFRASTRUCTURE
NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in tables in thousands, unless otherwise noted)(continued)
The following table summarizes the management fees, income incentive allocation and capital gains incentive allocation included in these combined consolidated financial statements:
	September 30, 2021 (unaudited)	Year Ended December 31,
		2020	2019
Management fees	$11,244	$13,073	$10,722
Income incentive allocation	—	—	—
Capital gains incentive allocation	—	—	5,819
Total	$11,244	$13,073	$16,541
The Parent pays all of its operating expenses, except those specifically required to be borne by the Manager under the Management Agreement. The expenses required to be paid by the Parent include, but are not limited to, issuance and transaction costs incident to the acquisition, disposition and financing of its assets, legal and auditing fees and expenses, the compensation and expenses of the Parent’s independent directors, the costs associated with the establishment and maintenance of any credit facilities and other indebtedness of the Parent (including commitment fees, legal fees, closing costs, etc.), expenses associated with other securities offerings of the Parent, costs and expenses incurred in contracting with third parties (including affiliates of the Manager), the costs of printing and mailing proxies and reports to the Parent’s shareholders, costs incurred by the Manager or its affiliates for travel on the Parent’s behalf, costs associated with any computer software or hardware that is used by the Parent, costs to obtain liability insurance to indemnify the Parent’s directors and officers and the compensation and expenses of the Parent’s transfer agent.
The Parent will pay or reimburse the Manager and its affiliates for performing certain legal, accounting, due diligence tasks and other services that outside professionals or outside consultants otherwise would perform, provided that such costs and reimbursements are no greater than those which would be paid to outside professionals or consultants. The Manager is responsible for all of its other costs incident to the performance of its duties under the Management Agreement, including compensation of the Manager’s employees, rent for facilities and other “overhead” expenses. A portion of the Parent’s reimbursement to the Manager is allocated to FTAI Infrastructure based on an estimate of time incurred by the Manager’s employees on activities related to our operations.
A portion of these reimbursable expenses that the Parent paid to the Manager and are attributable to FTAI Infrastructure are included in the combined consolidated financial statements as follows:
	Nine-Months ended September 30, 2021 (unaudited)	Year Ended December 31,
		2020	2019
Classification in the Combined Consolidated Statements of Operations:
General and administrative expenses	$2,712	$4,053	$3,747
Acquisition and transaction expenses	720	682	714
Total	$3,432	$4,735	$4,461
In addition to the above, the following corporate expenses, which were allocated from the Parent, are also included in the combined consolidated financial statements:
	Nine-Months ended September 30, 2021 (unaudited)	Year Ended December 31,
		2020	2019
Classification in the Combined Consolidated Statements of Operations:
General and administrative expenses	$3,461	$4,469	$3,722
Acquisition and transaction expenses	7,289	69	3,412
Total	$10,750	$4,538	$7,134

FTAI INFRASTRUCTURE
NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in tables in thousands, unless otherwise noted)(continued)
As of September 30, 2021 (unaudited), December 31, 2020 and 2019, no amounts were recorded as a payable to the Manager or a receivable from the Manager.
Other Affiliate Transactions
As of September 30, 2021 (unaudited), December 31, 2020 and 2019, an affiliate of the Manager owns an approximately 20% interest in Jefferson Terminal which has been accounted for as a component of non-controlling interest in consolidated subsidiaries in the accompanying combined consolidated financial statements. The carrying amount of this non-controlling interest at September 30, 2021, December 31, 2020 and 2019 was $1.6 million $17.2 million and $33.7 million, respectively.
The following table presents the amount of this non-controlling interest share of net loss:
	Nine-Months ended September 30, 2021 (unaudited)	Year Ended December 31,
		2020	2019
Non-controlling interest share of net loss	$(18,949)	$(16,522)	$(17,571)
In July 2020, we purchased a 14% interest in FYX from an affiliate of our Manager, which retained a non-controlling interest in FYX subsequent to the transaction. Additionally, other investors in FYX are also affiliates of our Manager. See Note 6 for additional information related to FYX.
In connection with the Capital Call Agreement related to the Series 2016 Bonds, we entered into a Fee and Support Agreement with an affiliate of our Manager. The Fee and Support Agreement provides that the affiliate of the Manager is compensated for its guarantee of a portion of the obligations under the Standby Bond Purchase Agreement. This affiliate of the Manager received fees of $1.7 million, was amortized as interest expense to the earlier of the redemption date or February 13, 2020.
In connection with the amendment to the Jefferson Revolver, on December 20, 2018, our subsidiary and an affiliate of our Manager entered into an amended and restated Fee and Support Agreement, and our subsidiary issued a $0.3 million promissory note to the affiliate of our Manager, as consideration for the fee payable pursuant to the amended and restated Fee and Support Agreement.
In February 2020, the Fee and Support Agreement was terminated in connection with the Jefferson Refinancing.
17. SEGMENT INFORMATION
Our reportable segments represent strategic business units comprised of investments in different types of transportation and infrastructure assets. We have three reportable segments which operate in infrastructure businesses across several market sectors, all in North America. Our reportable segments are (i) Jefferson Terminal, (ii) Ports and Terminals and (iii) Transtar. The Jefferson Terminal segment consists of a multi-modal crude oil and refined products terminal and other related assets. The Ports and Terminals segment consists of Repauno, which is a 1,630 acre deep-water port located along the Delaware River with an underground storage cavern and multiple industrial development opportunities, and an equity method investment in Long Ridge, which is a 1,660 acre multi-modal port located along the Ohio River with rail, dock, and multiple industrial development opportunities, including a power plant under construction. The Transtar segment consists of five freight railroads and one switching company, of which two railroads are connected to US Steel’s largest production facilities.
Corporate and Other primarily consists of unallocated corporate general and administrative expenses, and management fees. Additionally, Corporate and Other includes the (i) container and railcar cleaning business and (ii) equity investment in GM-FTAI Holdco LLC and (iii) railroad assets, which consist of equipment that support a railcar cleaning business.
The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The chief operating decision maker evaluates investment performance for each reportable segment primarily based on Adjusted EBITDA.
Adjusted EBITDA is defined as net income (loss) attributable to shareholders from continuing operations, adjusted (a) to exclude the impact of provision for (benefit from) income taxes, equity-based compensation expense,

FTAI INFRASTRUCTURE
NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in tables in thousands, unless otherwise noted)(continued)
acquisition and transaction expenses, losses on the modification or extinguishment of debt and capital lease obligations, changes in fair value of non-hedge derivative instruments, asset impairment charges, incentive allocations, depreciation and amortization expense, and interest expense, (b) to include the impact of our pro-rata share of Adjusted EBITDA from unconsolidated entities, and (c) to exclude the impact of equity in earnings (losses) of unconsolidated entities and the non-controlling share of Adjusted EBITDA.
We believe that net income (loss) attributable to shareholders, as defined by U.S. GAAP, is the most appropriate earnings measurement with which to reconcile Adjusted EBITDA. Adjusted EBITDA should not be considered as an alternative to net income (loss) attributable to shareholders as determined in accordance with U.S. GAAP.
The following tables set forth certain information for each reportable segment:
I. For the Nine-Months Ended September 30, 2021 (Unaudited)
	Nine-Months Ended September 30, 2021
	Jefferson Terminal	Ports and Terminals	Transtar	Corporate and Other	Total
Revenues
Total revenues	$34,148	$9,982	$24,540	$4,004	$72,674

Expenses
Operating expenses	35,939	12,202	12,877	5,188	66,206
General and administrative	—	—	—	6,173	6,173
Acquisition and transaction expenses	—	—	851	8,009	8,860
Management fees and incentive allocation to affiliate	—	—	—	11,244	11,244
Depreciation and amortization	26,438	6,726	5,270	466	38,900
Total expenses	62,377	18,928	18,998	31,080	131,383

Other (expense) income
Equity in (losses) earnings of unconsolidated entities	—	(9,262)	—	452	(8,810)
Gain on sale of assets, net	—	16	—	—	16
Interest expense	(8,496)	(857)	(37)	(6)	(9,396)
Other (expense) income	(2,795)	(3,864)	(197)	1	(6,855)
Total other (expense) income	(11,291)	(13,967)	(234)	447	(25,045)
(Loss) income before income taxes	(39,520)	(22,913)	5,308	(26,629)	(83,754)
Provision for (benefit from) income taxes	163	(3,599)	681	—	(2,755)
Net (loss) income	(39,683)	(19,314)	4,627	(26,629)	(80,999)
Less: Net loss attributable to non-controlling interests in consolidated subsidiaries	(18,743)	(206)	—	—	(18,949)
Net (loss) income attributable to Parent	$(20,940)	$(19,108)	$4,627	$(26,629)	$(62,050)

FTAI INFRASTRUCTURE
NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in tables in thousands, unless otherwise noted)(continued)
The following table sets forth a reconciliation of Adjusted EBITDA to net loss attributable to the Parent:
	Nine-Months Ended September 30, 2021
	Jefferson Terminal	Ports and Terminals	Transtar	Corporate and Other	Total
Adjusted EBITDA	$8,329	$3,274	$11,466	$(18,545)	$4,524
Add: Non-controlling share of Adjusted EBITDA					8,706
Add: Equity in losses of unconsolidated entities					(8,810)
Less: Pro-rata share of Adjusted EBITDA from unconsolidated entities					(10,767)
Less: Interest expense					(9,396)
Less: Depreciation and amortization expense					(38,900)
Less: Incentive allocations					—
Less: Asset impairment charges					—
Less: Changes in fair value of non-hedge derivative instruments					1,979
Less: Losses on the modification or extinguishment of debt and capital lease obligations					—
Less: Acquisition and transaction expenses					(8,860)
Less: Equity-based compensation expense					(3,281)
Less: Benefit from income taxes					2,755
Net loss attributable to FTAI					$(62,050)

FTAI INFRASTRUCTURE
NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in tables in thousands, unless otherwise noted)(continued)
II. For the Year Ended December 31, 2020
	Year Ended December 31, 2020
	Jefferson Terminal	Ports and Terminals	Transtar	Corporate and Other	Total
Revenues
Total revenues	$60,283	$3,855	$—	$4,424	$68,562

Expenses
Operating expenses	53,072	10,327	—	5,992	69,391
General and administrative	—	—	—	8,522	8,522
Acquisition and transaction expenses	—	907	—	751	1,658
Management fees and incentive allocation to affiliate	—	—	—	13,073	13,073
Depreciation and amortization	29,034	1,497	—	583	31,114
Total expenses	82,106	12,731	—	28,921	123,758

Other (expense) income
Equity in (losses) earnings of unconsolidated entities	—	(3,222)	—	115	(3,107)
Loss on sale of assets, net	(8)	—	—	—	(8)
Loss on extinguishment of debt	(4,724)	—	—	—	(4,724)
Interest expense	(9,426)	(1,335)	—	(3)	(10,764)
Other income	92	—	—	—	92
Total other (expense) income	(14,066)	(4,557)	—	112	(18,511)
Loss before income taxes	(35,889)	(13,433)	—	(24,385)	(73,707)
Provision for (benefit from) income taxes	278	(2,265)	—	3	(1,984)
Net loss	(36,167)	(11,168)	—	(24,388)	(71,723)
Less: Net loss attributable to non-controlling interests in consolidated subsidiaries	(16,483)	(39)	—	—	(16,522)
Net loss attributable to FTAI	$(19,684)	$(11,129)	$—	$(24,388)	$(55,201)

FTAI INFRASTRUCTURE
NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in tables in thousands, unless otherwise noted)(continued)
The following table sets forth a reconciliation of Adjusted EBITDA to net loss attributable to the Parent:
	Year Ended December 31, 2020
	Jefferson Terminal	Ports and Terminals	Transtar	Corporate and Other	Total
Adjusted EBITDA	$16,118	$(2,600)	$—	$(23,327)	$(9,809)
Add: Non-controlling share of Adjusted EBITDA					9,637
Add: Equity in losses of unconsolidated entities					(3,107)
Less: Pro-rata share of Adjusted EBITDA from unconsolidated entities					(3,140)
Less: Interest expense					(10,764)
Less: Depreciation and amortization expense					(31,114)
Less: Incentive allocations					—
Less: Asset impairment charges					—
Less: Changes in fair value of non-hedge derivative instruments					(181)
Less: Losses on the modification or extinguishment of debt and capital lease obligations					(4,724)
Less: Acquisition and transaction expenses					(1,658)
Less: Equity-based compensation expense					(2,325)
Less: Benefit from income taxes					1,984
Net loss attributable to FTAI					$(55,201)

FTAI INFRASTRUCTURE
NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in tables in thousands, unless otherwise noted)(continued)
III. For the Year Ended December 31, 2019
	Year Ended December 31, 2019
	Jefferson Terminal	Ports and Terminals	Transtar	Corporate and Other	Total
Revenues
Total revenues	$204,348	$22,187	$—	$2,917	$229,452

Expenses
Operating expenses	231,506	24,854	—	4,549	260,909
General and administrative	—	—	—	7,469	7,469
Acquisition and transaction expenses	—	5,008	—	4,126	9,134
Management fees and incentive allocation to affiliate	—	—	—	16,541	16,541
Depreciation and amortization	22,873	9,849	—	406	33,128
Asset impairment	—	4,726	—	—	4,726
Total expenses	254,379	44,437	—	33,091	331,907

Other income (expense)
Equity in losses of unconsolidated entities	(292)	(192)	—	(62)	(546)
Gain on sale of assets, net	4,636	116,660	—	—	121,296
Interest expense	(16,189)	(1,712)	—	(6)	(17,907)
Other income	752	2,098	—	7	2,857
Total other (expense) income	(11,093)	116,854	—	(61)	105,700
(Loss) income before income taxes	(61,124)	94,604	—	(30,235)	3,245
Provision for (benefit from) income taxes	284	14,106	—	(6)	14,384
Net (loss) income	(61,408)	80,498	—	(30,229)	(11,139)
Less: Net loss attributable to non-controlling interests in consolidated subsidiaries	(17,356)	(215)	—	—	(17,571)
Net (loss) income attributable to FTAI	$(44,052)	$80,713	$—	$(30,229)	$6,432

FTAI INFRASTRUCTURE
NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in tables in thousands, unless otherwise noted)(continued)
The following table sets forth a reconciliation of Adjusted EBITDA to net income attributable to the Parent:
	Year Ended December 31, 2019
	Jefferson Terminal	Ports and Terminals	Transtar	Corporate and Other	Total
Adjusted EBITDA	$(6,160)	$114,760	$—	$(19,877)	$88,723
Add: Non-controlling share of Adjusted EBITDA					9,859
Add: Equity in losses of unconsolidated entities					(546)
Less: Pro-rata share of Adjusted EBITDA from unconsolidated entities					(442)
Less: Interest expense					(17,907)
Less: Depreciation and amortization expense					(33,128)
Less: Incentive allocations					(5,819)
Less: Asset impairment charges					(4,726)
Less: Changes in fair value of non-hedge derivative instruments					(4,555)
Less: Losses on the modification or extinguishment of debt and capital lease obligations					—
Less: Acquisition and transaction expenses					(9,134)
Less: Equity-based compensation expense					(1,509)
Less: Provision for income taxes					(14,384)
Net income attributable to FTAI					$6,432
IV. Balance Sheet
The following tables sets forth the summarized balance sheet. All property, plant and equipment and leasing equipment are located in North America.
	September 30, 2021 (Unaudited)
	Jefferson Terminal	Ports and Terminals	Transtar	Corporate and Other	Total
Current assets	$357,560	$48,504	$72,592	$9,082	$487,738
Non-current assets	946,676	315,554	699,303	59,047	2,020,580
Total assets	1,304,236	364,058	771,895	68,129	2,508,318

Debt, net	692,970	25,000	—	—	717,970

Current liabilities	72,962	33,566	61,636	862	169,026
Non-current liabilities	752,369	2,975	50,777	86	806,207
Total liabilities	825,331	36,541	112,413	948	975,233

Non-controlling interests in equity of consolidated subsidiaries	4,869	1,806	—	—	6,675
Total equity	478,905	327,517	659,482	67,181	1,533,085

Total liabilities and equity	$1,304,236	$364,058	$771,895	$68,129	$2,508,318

FTAI INFRASTRUCTURE
NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in tables in thousands, unless otherwise noted)(continued)
	December 31, 2020
	Jefferson Terminal	Ports and Terminals	Transtar	Corporate and Other	Total
Current assets	$79,288	$2,936	$—	$2,291	$84,515
Non-current assets	910,640	397,281	—	6,574	1,314,495
Total assets	989,928	400,217	—	8,865	1,399,010

Debt, net	253,473	25,000	—	—	278,473

Current liabilities	52,242	29,303	—	812	82,357
Non-current liabilities	313,387	7,869	—	—	321,256
Total liabilities	365,629	37,172	—	812	403,613

Non-controlling interests in equity of consolidated subsidiaries	20,947	1,396	—		22,343
Total equity	624,299	363,045	—	8,053	995,397

Total liabilities and equity	$989,928	$400,217	$—	$8,865	$1,399,010
	December 31, 2019
	Jefferson Terminal	Ports and Terminals	Transtar	Corporate and Other	Total
Current assets	$34,884	$5,142	$—	$1,002	$41,028
Non-current assets	746,538	361,260	—	5,479	1,113,277
Total assets	781,422	366,402	—	6,481	1,154,305

Debt, net	233,077	25,000	—	—	258,077

Current liabilities	202,261	23,102	—	485	225,848
Non-current liabilities	122,248	40,234	—	6	162,488
Total liabilities	324,509	63,336	—	491	388,336

Non-controlling interests in equity of consolidated subsidiaries	35,755	785	—	—	36,540

Total equity	456,913	303,066	—	5,990	765,969

Total liabilities and equity	$781,422	$366,402	$—	$6,481	$1,154,305

FTAI INFRASTRUCTURE
NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in tables in thousands, unless otherwise noted)(continued)
18. COMMITMENTS AND CONTINGENCIES
In the normal course of business FTAI Infrastructure and its subsidiaries may be involved in various claims, legal proceedings, or may enter into contracts that contain a variety of representations and warranties and which provide general indemnifications.
We have also entered into an arrangement with our non-controlling interest holder of Repauno, as part of the initial acquisition, whereby the non-controlling interest holder may receive additional payments contingent upon the achievement of certain conditions, not to exceed $15.0 million. We will account for such amounts when and if such conditions are achieved. The contingency related to $5.0 million of the total $15.0 million was resolved during the nine-months ended September 30, 2021 (unaudited). The $5.0 million payment was recorded as a payable and included in the cost of the asset acquisition.
Jefferson entered into a two-year pipeline capacity agreement for a recently completed pipeline. Under the agreement, which took effect in the second quarter of 2021, Jefferson is obligated to pay fixed marketing fees over the two-year agreement, which totals a minimum of $10.2 million per year.
19. SUBSEQUENT EVENTS
On November 5, 2021, we entered into an amendment to the DRP Revolver, which extends the maturity date under the DRP Revolver to November 5, 2024. In connection with this extension, the obligations of FTAI to contribute capital in the event of an event of default under the DRP Revolver were terminated.

Report of Independent Auditors
To the Member of Transtar, LLC and subsidiaries
We have audited the accompanying consolidated financial statements of Transtar, LLC and subsidiaries, which comprise the consolidated balance sheets as of December 31, 2020 and 2019, and the related consolidated statements of operations, changes in member’s equity and cash flows for the years then ended, and the related notes to the consolidated financial statements.
Management’s Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.
Auditor’s Responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Transtar, LLC and subsidiaries at December 31, 2020 and 2019, and the consolidated results of their operations and their cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.
/s/ Ernst &Young LLP
New York, New York
December 20, 2021

TRANSTAR, LLC AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands)
	As of June 30, 2021 (unaudited)	As of December 31, 2020	As of December 31, 2019
ASSETS
Current assets
Cash and cash equivalents	$433	$748	$496
Investment in affiliate	354,653	525,117	460,016
Accounts receivable, net	9,202	11,656	11,828
Prepaids and other current assets	2,768	3,306	2,145
Due from affiliates	11,491	10,905	11,860
Total current assets	378,547	551,732	486,345

Property and equipment, net	136,149	137,943	144,753
Operating lease right of use assets	11,722	12,567	14,344
Other assets	5,987	5,710	5,492
Total assets	$532,405	$707,952	$ 650,934
LIABILITIES & MEMBER’S EQUITY
Current liabilities
Accounts payable	33,437	27,182	28,337
Payroll and benefits liabilities	6,236	5,315	6,060
Accrued taxes and other current liabilities	1,874	2,853	1,590
Operating lease liabilities	2,315	2,320	2,311
Finance lease liabilities	840	702	336
Due to affiliates	878	798	1,241
Note payable to affiliate	—	5,845	5,625
Total current liabilities	45,580	45,015	45,500
Non-current liabilities
Operating lease liabilities	9,283	10,320	12,108
Finance lease liabilities	1,425	1,600	1,121
Deferred income tax liabilities	15,320	15,320	15,179
Other liabilities	10,720	9,852	9,953
Total non-current liabilities	36,748	37,092	38,361
Total liabilities	82,328	82,107	83,861
Member’s equity
Total member’s equity	450,077	625,845	567,073
Total liabilities and member’s equity	$532,405	$707,952	$ 650,934
The accompanying notes are an integral part of these consolidated financial statements.

TRANSTAR, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands)
	Year Ended December 31, 2020	Year Ended December 31, 2019
Revenues
Revenues from affiliates	$93,586	$108,602
Revenues from unrelated parties	21,596	24,164
Total revenues	115,182	132,766
Operating expenses
Cost of sales	52,907	67,843
Depreciation expense	9,357	7,888
Selling, general and administrative expense	5,985	6,994
Total operating expenses	68,249	82,725
Operating income	46,933	50,041
Other income (expense), net	627	(147)
Interest income from affiliate	11,511	20,444
Interest expense	(214)	(267)
Income before income taxes	58,857	70,071
Income tax expense	14,934	18,172
Net income	$43,923	$51,899
The accompanying notes are an integral part of these consolidated financial statements.

TRANSTAR, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands)
	Six months Ended June 30, 2021 (unaudited)	Six months Ended June 30, 2020 (unaudited)
Revenues
Revenues from affiliates	$56,405	$44,479
Revenues from unrelated parties	12,867	11,141
Total revenues	69,272	55,620
Operating expenses
Cost of sales	31,175	31,055
Depreciation expense	4,453	4,490
Selling, general and administrative expense	2,825	2,831
Total operating expenses	38,453	38,376
Operating income	30,819	17,244
Other income, net	1,159	1,105
Interest income from affiliate	4,143	7,601
Interest expense	(76)	(120)
Income before income taxes	36,045	25,830
Income tax expense	9,132	6,533
Net income	$26,913	$ 19,297
The accompanying notes are an integral part of these consolidated financial statements.

TRANSTAR, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN MEMBER’S EQUITY
(in thousands)
BALANCE, January 1, 2019	$481,204
Contributions from Parent, net	33,970
Net income	51,899
BALANCE, December 31, 2019	$567,073
Contributions from Parent, net	14,849
Net income	43,923
BALANCE, December 31, 2020	$625,845
Distributions to Parent, net (unaudited)	(202,681)
Net income (unaudited)	26,913
BALANCE, June 30, 2021 (unaudited)	$450,077
The accompanying notes are an integral part of these consolidated financial statements.

TRANSTAR, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)
	Year ended December 31, 2020	Year ended December 31, 2019
Cash flows from operating activities
Net income	$43,923	$51,899
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	9,357	7,888
Loss (gain) on sale of fixed assets	36	(371)
Amortization of operating lease right of use assets	1,778	1,011
Impairment of property, plant, and equipment	—	1,300
Deferred tax provision	141	579
Change in deferred credits and other liabilities	(99)	519
Change in:
Accounts receivables, net	172	(104)
Due to/from affiliates	512	(1,294)
Other assets	(217)	(433)
Prepaids and other current assets	(1,161)	1,671
Accounts payable	(947)	(9,361)
Payroll and benefits liabilities	(746)	(2,293)
Operating lease liabilities	(1,780)	(1,007)
Accrued taxes and other current liabilities	1,263	(18,743)
Net cash provided by operating activities	52,232	31,261
Cash flows from investing activities
Purchase of fixed assets	(1,529)	(10,021)
Proceeds from sale of fixed assets	67	435
Net cash outflows from investment in affiliate	(65,101)	(56,472)
Net cash used by investing activities	(66,563)	(66,058)
Cash flows from financing activities
Repayment of finance lease principal	(486)	(182)
Borrowings on note payable from affiliate	220	460
Contributions from Parent, net	14,849	33,970
Net cash provided by financing activities	14,583	34,248

Net increase (decrease) in cash and cash equivalents	252	(549)
Cash and cash equivalents at beginning of period	496	1,045
Cash and cash equivalents at end of period	$748	$496
The accompanying notes are an integral part of these consolidated financial statements.

TRANSTAR, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)
	Six months ended June 30, 2021 (unaudited)	Six months ended June 30, 2020 (unaudited)
Cash flows from operating activities
Net income	$26,913	$19,297
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	4,453	4,490
(Gain) loss on sale of fixed assets	(356)	36
Amortization of operating lease right of use assets	844	754
Change in deferred credits and other liabilities	866	913
Change in:
Accounts receivables, net	2,454	1,824
Due to/from affiliates	(506)	3,401
Other assets	(277)	(134)
Prepaids and other current assets	538	(165)
Accounts payable	5,264	(7,117)
Payroll and benefits liabilities	921	(29)
Operating lease liabilities	(1,042)	(890)
Accrued taxes and other current liabilities	(979)	361
Net cash provided by operating activities	39,093	22,741
Cash flows from investing activities
Purchase of fixed assets	(1,579)	(605)
Proceeds from sale of fixed assets	620	67
Net cash inflows (outflows) from investment in affiliate	170,464	(27,243)
Net cash provided by (used in) investing activities	169,505	(27,781)
Cash flows from financing activities
Repayment of finance lease principal	(387)	(213)
(Repayment of) draw on note payable to affiliate	(5,845)	100
(Distributions to) Contributions from Parent, net	(202,681)	5,846
Net cash (used in) provided by financing activities	(208,913)	5,733

Net (decrease) increase in cash and cash equivalents	(315)	693
Cash and cash equivalents at beginning of period	748	496
Cash and cash equivalents at end of period	$433	$1,189
The accompanying notes are an integral part of these consolidated financial statements.

TRANSTAR, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, unless otherwise noted)
1.	DESCRIPTION OF THE BUSINESS AND BASIS OF PRESENTATION
Transtar, LLC (“Transtar” or “the Company”) owns six operating railroads in the United States with approximately 376 employees. The Company operates within six U.S. states with more than 268 track miles. The Company's railroads transport a wide variety of commodities. Revenues from affiliates of the Company's parent, United States Steel Corporation (“US Steel” or “the Parent”), accounted for approximately 82% , 80%, 81% and 81% of the Company’s revenues for the year ended December 31, 2019, six months ended on June 30, 2020 (unaudited), year ended December 31, 2020 and six months ended June 30, 2021 (unaudited), respectively.
The consolidated Statements of Operations include all revenues and costs directly attributable to Transtar. The consolidated financial statements also include allocations of certain cost of sales and selling, general and administrative expenses from Parent. These allocations reflect the provision of services and support by the Parent relating to certain corporate functions, including, but not limited to, finance, accounting, legal, human resources, information technology and other shared services. These corporate expenses are allocated to Transtar based on direct usage or benefit, where identifiable, or allocated on a pro rata basis of revenues, headcount, or other measures as determined appropriate. All of the allocations and estimates in the consolidated financial statements are based on assumptions that the Company’s management (“management”) believe are reasonable. Allocations of expenses from the Parent are assumed to be settled in cash in the period such expenses are incurred.
The consolidated Balance Sheets include the assets and liabilities that have historically been held by Transtar. The Parent’s short and long-term debt has not been pushed down to Transtar’s consolidated financial statements because Transtar is not the legal obligor of the debt and the Parent’s borrowings were not directly attributable to Transtar. The Company participates in the Parent’s centralized cash management and financing programs and has entered into a preferred stock investment arrangement and a note payable arrangement with affiliates of the Parent. The related investment balances are reflected in Investment in affiliate and the related debt balance is reflected in Note payable to affiliate within the consolidated Balance Sheets. The related interest income and interest expense are included in Interest income from affiliate and Interest expense within the consolidated Statement of Operations.
Member’s Equity represents the Parent’s ownership interest in the Company, specifically the cumulative net investment by Parent in the Company and the cumulative operating results through the dates presented. Certain tax settlements between the Parent and the Company as well as cost allocations are considered to be cash receipts and cash payments and are reflected in the accompanying consolidated Statement of Member’s equity as Contributions from Parent, net and Distributions to Parent, net, are reflected in the consolidated Statements of Cash Flows as financing cash flows, and in the accompanying consolidated Balance Sheets within Member’s equity. All intercompany accounts and transactions within Transtar have been eliminated in the accompanying consolidated financial statements. Refer to Note 11, Relationship with Parent and Related Entities for additional details.
The accompanying consolidated financial statements have been presented in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).
On June 7, 2021, Percy Acquisitions LLC (“Holdco”), an indirect subsidiary of Fortress Transportation and Infrastructure Investors LLC (the “Purchaser”), entered into a Membership Interest Purchase Agreement (the “Purchase Agreement”) with the Parent, pursuant to which, among other things, Holdco purchased 100% of the equity interests of Transtar from the Parent, for a cash purchase price of $640 million, subject to certain customary adjustments set forth in the Purchase Agreement (the “Transaction”). Certain interests historically owned by Transtar and included in these financial statements, including its Investment in affiliate as described in Note 6, Fair Value of Financial Instruments and its consolidated subsidiary, Warrior & Gulf Navigation, LLC, were distributed by Transtar to the Parent prior to the transaction close, and were not acquired by Holdco.

TRANSTAR, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, unless otherwise noted)
2.	SIGNIFICANT ACCOUNTING POLICIES
Revenue Recognition
The Company recognizes revenue as it transfers control to the customer and as the customer receives and consumes the benefit of its services. Revenue is measured as the amount of consideration the Company expects to receive in exchange for providing services. The Company disaggregates its revenue into the following four categories: interline revenues, switching revenues, ancillary services, and rental revenues.
The Company generates revenue primarily from industrial switching and interline services, as well as from demurrage and rentals, and other ancillary revenues related to the movement of freight. Switching revenues are derived from the performance of switching services, which involve the movement of cars from one point to another within the limits of an individual plant, industrial area, or a rail yard. Revenues are recognized as the services are performed, and the services are completed on the same day they are initiated.
Interline revenues are derived from transportation services for railcars that originate or terminate at the Company’s railroads and involve one more other carriers. For interline traffic, one railroad typically invoices a customer on behalf of all railroads participating in the route directed by the customer. The invoicing railroad then pays the other railroads their portion of the total amount invoiced on a monthly basis. The Company records revenue related to interline traffic for transportation service segments provided by carriers along railroads that are not owned or controlled by the Company on a net basis. Interline revenues are recognized as the transportation movements occur.
The Company’s ancillary services revenue primarily relates to demurrage and storage services. Demurrage represents charges assessed by railroads for the detention of cars by shippers or receivers of freight beyond a specified free time and is recognized on a per day basis. Storage services revenue is earned for the provision of storage of shippers’ railcars and is generally recognized on a per day, per car basis, as the storage services are provided.
A performance obligation is a promise in a contract to transfer a distinct good or service to the customer. The Company’s contracts may have a single performance obligation or multiple performance obligations. Contracts with multiple obligations are evaluated to identify the specific performance obligations to the customer. The Company allocates the standalone selling price adjusted for any applicable variable consideration to each performance obligation to determine the transaction price.
The timing of revenue recognition, billings, and cash collections result in trade accounts receivable, contract assets and contract liabilities. The Company’s contract assets and liabilities are typically short-term in nature, with terms settled within a 12-month period. The Company had no material contract assets or contract liabilities recorded on the consolidated Balance Sheets as of December 31, 2019, December 31, 2020 and June 30, 2021 (unaudited).
Costs associated with car hire (payments made to other railroads for use of their railcars), net of receipts from railroads for use of our railcars, and costs for repairs of railcars net of reimbursements from railroads are included within cost of sales.
Cash and cash equivalents
The Company considers all highly liquid instruments with a maturity of three months or less when purchased to be cash equivalents.
Investment in affiliate
The Company participates in a cash pooling arrangement administered by the Parent. Under this arrangement, the Company acquires preferred shares in an affiliate entity with its excess cash. The affiliate loans funds to other subsidiaries of the Parent and invests in money market accounts with short term maturities. The Company earns income on its preferred shares in return for participating in the cash pooling arrangement. The Investment in affiliate is accounted for as a debt security under ASC 320 due to the ability of the Company to redeem its

TRANSTAR, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, unless otherwise noted)
interest at any time and is classified as a trading security. As a trading security, the instrument is recorded at fair value, which equals its cost basis; there are no realized or unrealized gains or losses for the years ended December 31, 2019 and 2020, and the six months ended June 30, 2020 (unaudited) and June 30, 2021 (unaudited). Income earned is recorded as Interest income from affiliate in the consolidated Statements of Operations.
Property and equipment, net
Property and equipment are recorded at cost. Major renewals or improvements to property and equipment that extend the useful life or increase the functionality of the asset, or both, are capitalized, while routine maintenance and repairs are expensed when incurred. The Company incurs maintenance and repair expenses to keep its operations safe and fit for existing purpose.
Unlike the Class I railroads that operate over extensive contiguous rail networks, the Company's short line railroads are generally geographically dispersed businesses that transport freight over relatively short distances. The Company's largest category of capital expenditures is for track line upgrades, expansion and replacement, where the Company utilizes both employees and professional contractors in completing these capital projects. Costs that are directly attributable to self-constructed assets (including overhead costs) are capitalized.
Direct costs that are capitalized as part of self-constructed assets include materials, labor and equipment. Indirect costs are capitalized if they clearly relate to the construction of the asset. In addition, though the Company generally does not incur significant rail grinding or ballast cleaning expenses, such costs are expensed when incurred.
The Company reviews its long-lived tangible assets for impairment whenever events and circumstances indicate that the carrying amounts of such assets may not be recoverable. When factors indicate that an asset or asset group may not be recoverable, the Company uses an estimate of the related undiscounted future cash flows over the remaining life of such asset or asset group in measuring whether or not impairment has occurred. If an impairment indicator is identified and undiscounted cash flows are less than the carrying amount of the asset or asset group, a loss would be reported to the extent that the carrying value of the related assets exceeds the fair value of those assets. In 2019, the Company recognized an impairment charge of $1,300 associated with a rail line asset based on the estimated selling price. The impairment charge is included within Other income, net on the consolidated Statements of Operations.
Derailment and Property Damages, Personal Injuries and Third-Party Claims
The Company self-insures its financial risk of providing rail-related services. The Company’s self-insurance relates to railroad employee injuries, personal injuries associated with grade crossing accidents and other third-party claims associated with the Company's operations, including environmental and asbestos related liabilities.
Accruals for claims are recorded in the period when a loss from a claim is determined to be probable and estimable, including for claims that have been incurred but not reported. These estimates are updated in future periods as additional information becomes available.
Defined Benefit Plans
Certain of Transtar’s employees participate in defined benefit pension and other postretirement benefit plans (the “Plans”) sponsored by the Parent and accounted for by the Parent in accordance with accounting guidance for defined benefit pension and other postretirement benefit plans. Defined benefit plan expenses were allocated to the Company based on the actual service credit earned by the Transtar employees. In addition, interest cost, expected return on plan assets, and amortization of actuarial gains and losses were allocated to the Company based on the projected benefit obligations of Transtar employees as a percentage of total projected benefit obligations of the Parent.

TRANSTAR, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, unless otherwise noted)
Income Taxes
Income taxes, as presented herein, attribute current and deferred income taxes of the Parent to the Transtar standalone financial statements in a manner that is systematic, rational, and consistent with the asset and liability method prescribed by ASC Topic 740. Accordingly, the Transtar income tax provision was prepared following the “separate return method.” The separate return method applies ASC Topic 740 to the standalone financial statements of each member of the consolidated group as if the group member were a separate taxpayer and a standalone enterprise. As a result, actual tax transactions included in the consolidated financial statements of the Parent may not be included in these consolidated financial statements of Transtar. Similarly, the tax treatment of certain items reflected in these consolidated financial statements of Transtar may not be reflected in the consolidated financial statements and tax returns of the Parent; therefore, items such as alternative minimum tax, net operating losses, credit carryforwards, and valuation allowances may exist in the standalone financial statements that may or may not exist in the Parent’s consolidated financial statements.
Deferred tax assets and liabilities are recorded for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as net operating loss and tax credit carryforwards. Transtar recognizes valuation allowances against deferred tax assets by tax jurisdiction when it is more likely than not that such assets will not be realized. Accruals for uncertain tax positions are provided for in accordance with ASC Subtopic 740-10. Transtar recognizes interest and penalties related to uncertain tax positions as a component of income tax expense.
In general, the taxable income (loss) of various Transtar entities was included in the Parent’s consolidated tax returns, where applicable, in jurisdictions around the United States. As such, separate income tax returns were not prepared for any entities of Transtar. Consequently, income taxes currently payable or receivable are deemed to have been remitted to or received from the Parent, in cash, in the period in which the liability or asset arose.
Fair Value of Financial Instruments
The Company applies the following three-level hierarchy of valuation inputs for measuring fair value:
•	Level 1 – Quoted prices for identical assets or liabilities in active markets that the Company has the ability to access at the measurement date.
•
Level 2 – Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; and model-derived valuations in which all significant inputs are observable market data.

•	Level 3 – Valuations derived from valuation techniques in which one or more significant inputs are unobservable.
The Company does not have any level 3 financial instruments.
Management Estimates
The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to use judgment and to make estimates and assumptions that affect business combinations, reported assets, liabilities, revenues, and expenses during the reporting period. Significant estimates using management judgment are made in the areas of recoverability and useful life of assets, as well as liabilities for environmental-related liabilities, workers’ compensation claims and income taxes. Actual results could differ from those estimates.
Risks and Uncertainties
Slower growth, an economic recession, significant changes in commodity prices or regulation that affects foreign imports and exports could negatively impact the Company's business. The Company is required to assess for potential impairment of its assets whenever events or changes in circumstances, including economic circumstances, indicate that the respective asset's carrying amount may not be recoverable. A decline in current macroeconomic or financial conditions could have a material adverse effect on the Company's results of operations, financial condition, and liquidity.

TRANSTAR, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, unless otherwise noted)
Recently Adopted Accounting Standards
In March 2020, the FASB issued Accounting Standards Update 2020-04, Facilitation of the Effects of Reference Rate Reform on Financial Reporting (ASU 2020-04). ASU 2020-04 provides optional exceptions for applying generally accepted accounting principles to modifications of contracts, hedging relationships, and other transactions that reference LIBOR or another rate that will be discontinued by reference rate reform if certain criteria are met. The guidance is effective beginning on March 12, 2020 and the amendments will be applied prospectively through December 31, 2022. Transtar adopted this guidance during 2020. The adoption of this guidance did not have a material impact on the Company's consolidated financial statements.
In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (ASU 2016-13), which adds an impairment model that is based on expected losses rather than incurred losses. ASU 2016-13 is effective for public business entities, other than SEC filers for fiscal years beginning after December 15, 2022, including interim reporting periods, with earlier application permitted. Transtar adopted this standard effective January 1, 2020. The impact of adoption was not material to the consolidated financial statements.
3.	REVENUE FROM CONTRACTS WITH CUSTOMERS
The Company disaggregates revenue from contracts with customers based on the characteristics of the services provided:
	Year ended December 31, 2020	Year ended December 31, 2019
Switching	$69,005	$80,319
Interline	29,301	33,241
Ancillary services	14,373	18,134
Total revenues from contracts with customers	112,679	131,694
Rental revenues	2,503	1,072
Total revenues	$115,182	$132,766
	Six months ended June 30, 2021 (unaudited)	Six months ended June 30, 2020 (unaudited)
Switching	$39,644	$33,209
Interline	22,201	13,337
Ancillary services	6,175	8,437
Total revenues from contracts with customers	68,020	54,983
Rental revenues	1,252	637
Total revenues	$69,272	$55,620
The Company does not have any significant contract assets or liabilities.
4.	ACCOUNTS RECEIVABLE AND ALLOWANCE FOR DOUBTFUL ACCOUNTS
Accounts receivable are recorded at the invoiced amount and generally do not bear interest. The allowance for doubtful accounts is the Company's best estimate of the amount of all probable credit losses on existing accounts receivable. Management reviews its receivable balances on a monthly basis and determines the allowance based on historical write-off experience and anticipated future outcomes. Account balances are charged off against the allowance when management determines it is probable that the receivable will not be recovered.

TRANSTAR, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, unless otherwise noted)
Accounts receivable, net, which represent receivables from unrelated third parties, consisted of the following:
	As of June 30, 2021 (unaudited)	As of December 31, 2020	As of December 31, 2019
Accounts receivable – trade	$9,943	$12,397	$12,569
Allowance for doubtful accounts	(741)	(741)	(741)
Accounts receivable, net	$9,202	$11,656	11,828
The Company's business is subject to credit risk. There is a risk that a customer or counterparty will fail to meet its obligations when due. Customers and counterparties have defaulted and may continue to default on their obligations to the Company due to bankruptcy, lack of liquidity, operational failure, or other reasons.
Although the Company has procedures for reviewing its receivables and credit exposures to specific customers and counterparties to address present credit concerns, default risk may arise from events or circumstances that are difficult to detect or foresee. Some of the Company's risk management methods depend upon the evaluation of information regarding markets, customers or other matters that are not publicly available or otherwise accessible by the Company and this information may not, in all cases, be accurate, complete, up-to-date or properly evaluated. As a result, unexpected credit exposures could adversely affect the Company's consolidated results of operations, financial condition, and liquidity.
5.	PROPERTY AND EQUIPMENT, NET
Property and equipment were as follows as of December 31, 2019:
	Cost	Accumulated Depreciation	Net Book Value	Life of Asset (Years)
Buildings	$8,395	$(4,590)	$3,805	20-35
Land	7,296	—	7,296	—
Machinery and Equipment	280,021	(147,769)	132,252	5-50
Vehicles	1,640	(1,349)	291	4-6
Construction in Progress	1,109	—	1,109	—
Total	$298,461	$(153,708)	$144,753
Property and equipment were as follows as of December 31, 2020:
	Cost	Accumulated Depreciation	Net Book Value	Life of Asset (Years)
Buildings	$8,395	$(4,801)	$3,594	20-35
Land	7,296	—	7,296	—
Machinery and Equipment	281,647	(156,108)	125,539	5-50
Vehicles	2,969	(1,861)	1,108	4-6
Construction in Progress	406	—	406	—
Total	$300,713	$(162,770)	$137,943
Machinery and equipment consist of locomotives, railcars, signaling equipment, track equipment (welders, tractors, and other miscellaneous equipment) including other track material such as rail, ties, and ballast.
The Company depreciates its property and equipment using the straight-line method over the useful lives of the property and equipment, down to its estimated salvage value. The preceding table sets forth the estimated useful lives of the Company's major classes of property and equipment.
Depreciation expense for the year ended December 31, 2019, six months ended June 30, 2020 (unaudited), year ended December 31, 2020 and six months ended June 30, 2021 (unaudited) totaled $7.9 million, $4.5 million, $9.4 million, and $4.5 million respectively.

TRANSTAR, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, unless otherwise noted)
6.	FAIR VALUE OF FINANCIAL INSTRUMENTS
The Company records its Investment in affiliate at fair market value. The investment is secured by cash held in money market accounts and can be redeemed on demand by the Company at cost plus accumulated interest. The investment is not publicly traded, but its value is based on observable prices at which the Company transacts to purchase and redeem shares each day. As such, the Company classifies this investment as a level 2 instrument and presents it within Investment in affiliate on the consolidated Balance Sheets.
No other financial instruments are recorded at fair value in the consolidated financial statements. Fair value for all other financial instruments of the Company approximates their cost.
7.	RETIREMENT BENEFIT PLANS
US Steel offers various retirement benefits to its eligible employees, including employees of Transtar. Because US Steel provides these benefits to eligible employees and retirees of Transtar, the costs to participating employees of Transtar in these plans are reflected in the consolidated financial statements, while the related assets and liabilities are retained by US Steel. Expense allocations for these benefits were determined based on Transtar personnel headcount. All cost allocations related to the various retirement benefit plans have been deemed paid by Transtar to US Steel in the period in which the cost was recorded in the Consolidated Statements of Operations.
Defined Benefit Pensions
US Steel sponsors a pension plan that covers eligible Transtar employees. These plans are noncontributory. Pension benefits earned are generally based on years of service and compensation during active employment.
For the year ended December 31, 2019 and the six months ended June 30, 2020 (unaudited), and year ended December 31, 2020 and six months ended June 30, 2021 (unaudited), the total US Steel defined benefit pension plan service costs credited to Transtar employees and recorded within Cost of Sales in the consolidated Statements of Operations were $1,396 and $746, and $1,491 and $740, respectively. The allocation of non-service costs components of net pension expense attributable to Transtar employees (i.e. interest cost, expected return on plan assets, and amortization of actuarial gains and losses) were $259 (expense) and $42 (expense), and $84 (expense) and $(82) (income) for the year ended December 31, 2019, the six months ended June 30, 2020 (unaudited), year ended December 31, 2020 and six months ended June 30, 2021 (unaudited), respectively. The allocation of non-service costs is reflected in the Consolidated Statements of Operations as a component of Other income (expense), net.
Postretirement Benefits
US Steel sponsors an unfunded postretirement plan that provides healthcare and life insurance benefits for eligible retirees and dependents of Transtar. Depending on retirement date and employee classification, certain healthcare plans contain contribution and cost-sharing features such as deductibles and co-insurance. The remaining healthcare and life insurance plans are non-contributory.
For the year ended December 31, 2019 and the six months ended June 30, 2020 (unaudited), and year ended December 31, 2020 and the six months ended June 30, 2021 (unaudited) the total US Steel postretirement benefit plan service costs credited to Transtar employees and recorded within Cost of Sales in the consolidated Statements of Operations were $1,849 and $956, and $1,913 and $825, respectively. The allocation of non-service cost components of net postretirement benefit plan expense (i.e. interest cost, expected return on plan assets, and amortization of actuarial gains and losses) were $112 (expense) and ($317) (income), and $(626) (income) and $(486) (income) for the year ended December 31, 2019 and the six months ended June 30, 2020 (unaudited), and year ended December 31, 2020 and six months ended June 30, 2021 (unaudited), respectively. The allocation of non-service costs is reflected in the consolidated Statements of Operations as a component of Other income (expense), net.
Defined Contribution Plan - Employee Savings Plans
US Steel sponsors defined contribution retirement and savings plans covering substantially all of Transtar’s employees. For the year ended December 31, 2019 and six months ended June 30, 2020 (unaudited), and year

TRANSTAR, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, unless otherwise noted)
ended December 31, 2020, and the six months ended June 30, 2021 (unaudited) Transtar recorded charges for contributions to these defined contribution plans of $575, $173, $277 and $203, respectively.
8.	INCOME TAXES
As previously discussed in Note 1, Description of the Business and Basis of Presentation, although Transtar was historically included in consolidated income tax returns of US Steel, Transtar’s income taxes are computed and reported herein under the “separate return method.” Use of the separate return method may result in differences when the sum of the amounts allocated to standalone tax provisions are compared with amounts presented in the consolidated financial statements. In that event, the related deferred tax assets and liabilities could be significantly different from those presented herein. Certain tax attributes, such as net operating loss carryforwards that were actually reflected in US Steel’s consolidated financial statements may or may not exist at the standalone level for Transtar.
The components of the income tax expense for the year ended December 31, 2019 were as follows:
Current tax expense
Federal	$12,275
State	5,318
Deferred tax expense
Federal	418
State	161
Income tax expense	$18,172
The components of the income tax expense for the year ended December 31, 2020 were as follows:
Current tax expense
Federal	$10,488
State	4,374
Deferred tax expense
Federal	27
State	45
Income tax expense	$14,934
The provision for income taxes differs from that which would be computed by applying the statutory United States federal income tax rate to income before income taxes. The following is a summary of the effective income tax rate reconciliation:
December 31, 2019
Tax provision at statutory rate	21.0%
State income taxes, net of federal income tax benefit	6.2%
Income tax credits	(1.3)%
Other, net	0.0%
Effective income tax rate	25.9%
December 31, 2020
Tax provision at statutory rate	21.0%
State income taxes, net of federal income tax benefit	5.9%
Income tax credits	(1.6)%
Other, net	0.1%
Effective income tax rate	25.4%

TRANSTAR, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, unless otherwise noted)
The United States track maintenance credit is an income tax credit for Class II and Class III railroads, as defined by the United States Surface Transportation Board (STB), to reduce their federal income tax based on qualified railroad track maintenance expenditures (the Short Line Tax Credit). Qualified expenditures include amounts incurred for maintaining track, including roadbed, bridges and related track structures owned or leased by a Class II or Class III railroad. The credit is equal to 50% of the qualified expenditures, subject to an annual limitation of $3,500 multiplied by the number of miles of railroad track owned or leased by the Class II or Class III railroad as of the end of its tax. The amount of track maintenance credit recognized was approximately $900 for the years ended December 31, 2019 and 2020.
Deferred income taxes reflect the effect of temporary differences between the book and tax basis of assets and liabilities as well as available income tax credit and net operating loss carryforwards. The components of net deferred income taxes were as follows:
December 31, 2019
Deferred income tax assets:
Operating lease liabilities	$3,343
Accruals and reserves not deducted for tax purposes until paid	4,218
Other	110

Deferred income tax liabilities:
Property and equipment basis difference	(19,502)
Operating lease right of use asset	(3,348)
Net deferred tax liabilities	$(15,179)
December 31, 2020
Deferred income tax assets:
Operating lease liabilities	$2,904
Accruals and reserves not deducted for tax purposes until paid	4,327
Other	143

Deferred income tax liabilities:
Property and equipment basis difference	(19,785)
Operating lease right of use asset	(2,909)
Net deferred tax liabilities	$(15,320)
As of June 30, 2021 (unaudited), federal income tax returns remain subject to examination for the 2017 through 2020 tax years, and state income tax returns remain subject to examination for the 2012 through 2020 tax years.
9.	COMMITMENTS AND CONTINGENCIES
From time to time, the Company is a defendant in certain lawsuits and a party to certain arbitrations resulting from the Company's operations in the ordinary course, as the nature of the Company's business exposes it to the potential for various claims and litigation, including those related to property damage, personal injury, freight loss, labor and employment, environmental and other matters. The Company self-insures its financial risk associated with such claims.
The Company is a party to various proceedings related to environmental issues, including administrative and judicial proceedings involving private parties and regulatory agencies. In accordance with the Asset Retirement and Environmental Obligations Topic in the ASC, the Company reviews its role with respect to each site identified at least quarterly, giving consideration to a number of factors such as the type of clean-up required, and the nature and extent of the Company’s alleged connection to the location. Amounts are recorded for contingent anticipated future environmental remediation costs with respect to sites to the extent such costs are

TRANSTAR, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, unless otherwise noted)
reasonably estimable and probable. The recorded liabilities for estimated future environmental costs are undiscounted. As of June 30, 2021, December 31, 2020, and December 31, 2019, the Company recorded an estimated $3,985 of liability related to environmental obligations. The liability includes future costs for remediation and restoration of sites as well as any significant ongoing monitoring costs, but excludes any anticipated insurance recoveries. Environmental remediation liabilities are included within Other liabilities on the consolidated Balance Sheets. Currently, the Company does not possess sufficient information to reasonably estimate the amounts of additional liabilities, if any, on some sites until completion of future environmental studies. In addition, conditions that are currently unknown could, at any given location, result in additional exposure, the amount and materiality of which cannot presently be reasonably estimated. Based upon information currently available, however, the Company believes its environmental reserves accurately reflect the estimated cost of remedial actions currently required.
Management believes there are adequate provisions in the consolidated financial statements for any probable liabilities that may result from disposition of the pending lawsuits and arbitrations. Current obligations are not expected to have a material adverse effect on the consolidated results of operations, financial condition, or liquidity of the Company. The Company does not accrue for unasserted claims to related to potential asbestos exposure as it cannot reliably estimate the range of loss associated with those claims. However, it believes any potential liabilities related to such matters would not be material to the consolidated financial statements.
However, any material changes to pending litigation or a catastrophic rail accident or series of accidents involving material freight loss or property damage, personal injuries or environmental liability or other claims or disputes that are not covered by insurance could have a material adverse effect on the Company's results of operations, financial condition and liquidity.
10.	SUPPLEMENTAL CASH FLOW INFORMATION
Interest Paid
The following tables set forth the cash paid for interest:
	Six Months Ended June 30, 2021 (unaudited)	Six Months Ended June 30, 2020 (unaudited)
Cash paid for interest, net	$76	$120
	Year Ended December 31, 2020	Year Ended December 31, 2019
Cash paid for interest, net	$214	$267
Significant Non-Cash Investing and Financing Activities
For the year ended December 31, 2019, the year ended December 31, 2020 and six months ended June 30, 2021 (unaudited) the changes in Accounts payable related to purchases of property and equipment that had not been paid in cash as of the respective balance sheet dates were $143, ($209) and $991, respectively. These items were accrued in accounts payable in the normal course of business.
11.	RELATIONSHIP WITH PARENT AND RELATED ENTITIES
Historically, Transtar has been managed and operated in the normal course of business with other affiliates of the Parent. Accordingly, certain shared costs have been allocated to Transtar and reflected as expenses in the consolidated financial statements. Management of the Parent and Transtar consider the allocation methodologies used to be reasonable and appropriate reflections of the historical Parent expenses attributable to Transtar for purposes of the standalone financial statements; however, the expenses reflected in the consolidated financial statements may not be indicative of the actual expenses that would have been incurred during the period presented if Transtar historically operated as a separate, standalone entity. In addition, the expenses reflected in the consolidated financial statements may not be indicative of expenses that will be incurred in the future by Transtar.

TRANSTAR, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, unless otherwise noted)
Revenues from affiliates
For the year ended December 31, 2019 and the six months ended June 30, 2020 (unaudited), and year ended December 31, 2020 and the six months ended June 30, 2021 (unaudited) the Company earned revenues of $108.6 million and $44.5 million, and $93.6 million and $56.4 million, respectively, from services rendered to US Steel. Revenues from affiliates are generally based on published tariff rates available to all customers that utilize the Company’s railroads.
Corporate Allocated Costs
The consolidated financial statements include corporate costs incurred by the Parent for services that are provided to or on behalf of Transtar. The corporate costs include allocations of incurred costs associated primarily with the following shared functions: information technology, legal, human resources, procurement, and treasury services. The Parent allocates associated costs down to the various Transtar entities based on certain drivers, principally revenue and headcount. Management believes the allocation methods are consistent and reasonable.
The allocated corporate costs included in the Statement of Operations, exclusive of the pension and postretirement benefit costs described in Footnote 7, Retirement Benefit Plans, are as follows:
	Six Months Ended June 30, 2021 (unaudited)	Six Months Ended June 30, 2020 (unaudited)
Cost of sales	$411	$677
Selling, general and administrative expense	2,629	2,133
Total	$3,040	$2,810
	Year Ended December 31, 2020	Year Ended December 31, 2019
Cost of sales	$1,408	$1,425
Selling, general and administrative expense	4,700	4,811
Total	$6,108	$6,236
Gary, Indiana Lease
The Company has one office lease at Gary, Indiana where the Parent is the lessor. The annual lease expense for the Company under this lease is $272. The lease commenced in 2013 and has a 20-year non-cancelable term. The balances related to this lease included in the Company’s financial statements were as follows:
	June 30, 2021 (unaudited)	June 30, 2020 (unaudited)
Operating lease right of use assets	$2,127	$2,233
Operating lease liabilities, current	272	272
Operating lease liabilities, noncurrent	1,696	1,803
	December 31, 2020	December 31, 2019
Operating lease right of use assets	$2,183	$2,285
Operating lease liabilities, current	272	272
Operating lease liabilities, noncurrent	1,888	1,991
Cash Management and Financing
Transtar participates in the Parent’s centralized cash management and financing programs. Disbursements are made through centralized systems, which are operated by an affiliate of the Parent, under the direction of the

TRANSTAR, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, unless otherwise noted)
Parent. Cash receipts are transferred to centralized accounts, also maintained by the affiliate. As cash is disbursed and received by affiliate, it is accounted for by Transtar as Investment in affiliate. All financing decisions for wholly and majority owned subsidiaries are determined by central Parent treasury operations.
Accounts receivable and payable
Receivables and payables between Transtar and the Parent and Parent affiliates are settled on a current basis and have been accounted for through the Due to/from Affiliates accounts in the consolidated financial statements.
Note payable to affiliate
As of December 31, 2019 and December 31, 2020, the Company had an outstanding note payable of $5.6 million and $5.8 million, respectively, with the Parent. A Company subsidiary issued a promissory note to the Parent, payable on demand, that incurred interest at a rate equal to one-month LIBOR plus 200 basis points on the then average outstanding principal balance. The intercompany note was settled with the Parent in April of 2021. Intercompany interest expense for the year ended December 31, 2019 and December 31, 2020 totaled $235 and $145, respectively.
12.	LEASES
The Company leases certain locomotives, freight cars, and other property for use in our rail operations. Management determines if an arrangement is or contains a lease at inception. The Company has lease agreements with lease and non-lease components, and has elected to not separate lease and non-lease components for all classes of underlying assets. Leases with an initial term of 12 months or less are not recorded on our consolidated statements of financial position; rather the lease expense for these leases are recognized on a straight-line basis over the lease term. Leases with initial terms in excess of 12 months are recorded as operating or financing leases in our consolidated Statements of Operations. Operating leases are included in operating lease right of use assets and operating lease liabilities in our consolidated Balance Sheets. Finance leases are included in properties and equipment, net, finance lease liabilities, current, and finance lease liabilities, noncurrent on the consolidated Balance Sheets.
Operating lease assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. As our leases do not provide an implicit rate, we use a collateralized incremental borrowing rate for all operating leases based on the information available at commencement date, including lease term, in determining the present value of future payments. The operating lease asset also includes any lease payments made, lease incentives, and initial direct costs incurred. Our lease terms may include options to extend or terminate the lease when it is reasonably certain that the option will be exercised. Operating lease expense is recognized on a straight-line basis over the lease term and reported in cost of sales, and financing lease expense is recorded as depreciation and interest expense in our consolidated Statement of Operations.
Classification	As of December 31, 2019
Assets
Operating lease right of use assets	$14,344
Property and equipment, net	1,443
Total leased assets	$15,787
Liabilities
Current
Operating lease liabilities, current	$2,311
Finance lease liabilities, current	336
Noncurrent
Operating lease liabilities, noncurrent	12,108
Finance lease liabilities, noncurrent	1,121
Total lease liabilities	$15,876

TRANSTAR, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, unless otherwise noted)
Classification	As of December 31, 2020
Assets
Operating lease right of use assets	$12,567
Property and equipment, net	2,262
Total leased assets	$14,829
Liabilities
Current
Operating lease liabilities, current	$2,320
Finance lease liabilities, current	702
Noncurrent
Operating lease liabilities, noncurrent	10,320
Finance lease liabilities, noncurrent	1,600
Total lease liabilities	$14,942
The lease cost components are classified as follows:
	Classification	Year Ended December 31, 2019
Operating lease cost	Cost of Sales	$2,005
Finance lease cost	Depreciation expense	196
Finance lease cost	Interest expense	35
Total lease cost		$2,236
The lease cost components are classified as follows:
	Classification	Year Ended December 31, 2020
Operating lease cost	Cost of Sales	$2,799
Finance lease cost	Depreciation expense	511
Finance lease cost	Interest expense	69
Total lease cost		$3,379
The following table presents aggregate lease maturities as of December 31, 2020:
	Operating Leases	Finance Leases	Total
2021	$2,693	$765	$3,458
2022	2,573	765	3,338
2023	2,364	636	3,000
2024	2,109	240	2,349
2025	2,096	21	2,117
After 2025	4,301	—	4,301
Total lease payments	$16,136	$2,427	$18,563
Less: Imputed Interest	(3,496)	(125)	(3,621)
Present value of lease liabilities	$12,640	$2,302	$14,942

TRANSTAR, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, unless otherwise noted)
The following table presents the weighted average remaining lease term and discount rate:
Year Ended December 31, 2019
Weighted-average remaining lease term (years)
Operating leases	8.54 years
Finance leases	4.64 years
Weighted-average discount rate (%)
Operating leases	6.34%
Finance leases	3.84%
The following table presents the weighted average remaining lease term and discount rate:
Year Ended December 31, 2020
Weighted-average remaining lease term (years)
Operating leases	8.53 years
Finance leases	4.21 years
Weighted-average discount rate (%)
Operating leases	7.66%
Finance leases	3.14%
The following table presents other information related to our operating and finance leases for the year ended December 31, 2019:
Year Ended December 31, 2019
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows from operating leases	$2,005
Investing cash flows from operating leases	—
Operating cash flows from finance leases	(35)
Financing cash flows from finance leases	182
Leased assets obtained in exchange for finance lease liabilities	1,640
Leased assets obtained in exchange for operating lease liabilities	—
The following table presents other information related to our operating and finance leases for the year ended December 31, 2020:
Year Ended December 31, 2020
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows from operating leases	$2,799
Investing cash flows from operating leases	—
Operating cash flows from finance leases	(69)
Financing cash flows from finance leases	(486)
Leased assets obtained in exchange for finance lease liabilities	1,330
Leased assets obtained in exchange for operating lease liabilities	—

TRANSTAR, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, unless otherwise noted)
13.	SUBSEQUENT EVENTS
In preparing the consolidated financial statements, the Company has evaluated events and transactions for recognition or disclosure through December 20, 2021, the date the consolidated financial statements were available to be issued. Immediately prior to the Transaction, the Company redeemed in full its Investment in affiliate and distributed all of the proceeds from the redemption to the Parent.